As filed with the Securities and Exchange Commission on March 31, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Endeavor Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7900	83-3340169
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

(310) 285-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason Lublin

Chief Financial Officer

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

(310) 285-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin G. Hamill, Esq. Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Seth Krauss, Esq.

Chief Legal Officer

Robert Hilton, Esq.

Senior Vice President, Associate General Counsel & Corporate Secretary

Endeavor Group Holdings, Inc.
11 Madison Avenue
New York, NY 10010
(212) 586-5100

Thomas Holden, Esq. Rachel Phillips, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Class A common stock, par value $0.00001 per share	$100,000,000	$ 10,910

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares of Class A common stock.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(4)

On May 23, 2019, the Registrant filed a registration statement on Form S-1 (File No. 333-231697), as amended (the “Prior Registration Statement”), and paid a registration fee of $86,325.68. The Prior Registration Statement was not declared effective, and no securities were sold thereunder. The Prior Registration Statement was withdrawn by filing a Form RW on October 16, 2019. In accordance with Rule 457(p) under the Securities Act, the Registrant is offsetting the registration fee for this registration statement against the fees previously paid in connection with the Prior Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 31, 2021.

Preliminary Prospectus

Class A Common Stock	Shares

This is an initial public offering of shares of Class A common stock of Endeavor Group Holdings, Inc. All of the                  shares of Class A common stock being offered are being sold by the Company.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                .

We currently conduct our business through Endeavor Operating Company and its subsidiaries. Prior to the closing of this offering, we intend to complete an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” After the completion of this offering, Endeavor Group Holdings will manage and operate the business and control the strategic decisions and day-to-day operations of Endeavor Operating Company through Endeavor Manager and include the operations of Endeavor Operating Company in our consolidated financial statements.

Following this offering, Endeavor Group Holdings, Inc. will have five classes of authorized common stock: Class A common stock, Class B common stock, Class C common stock, Class X common stock, and Class Y common stock. The Class A common stock offered hereby and the Class X common stock will have one vote per share. The Class Y common stock will have 20 votes per share. The Class B and Class C common stock will be non-voting. Our Chief Executive Officer, Ariel Emanuel, and our Executive Chairman, Patrick Whitesell, and their affiliates, together with affiliates of Silver Lake, will hold a majority of our issued and outstanding Class Y common stock and Class X common stock after this offering and, as a group, will control more than a majority of the combined voting power of our common stock. As a result, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws, and the approval of any merger or sale of substantially all of our assets.

Affiliates of, or certain funds and accounts advised by, each of Capital Research and Management Company, Coatue Management, L.L.C., Dragoneer Investment Group LLC, Elliott Investment Management L.P., Fertitta Capital, Fidelity Management & Research Company LLC, MSD Capital, L.P., Mubadala Investment Company, Silver Lake, Tako Ventures, LLC, Tencent, Third Point LLC and Zeke Capital Advisors, LLC (the “private placement investors”) have entered into an agreement (the “Subscription Agreement”) with us to purchase an aggregate of                  shares of our common stock which, based on the midpoint of the public offering price range set forth on the cover page of this prospectus, we estimate to be                  shares of our Class A common stock and                  shares of our Class B common stock from us in a private placement at a price per share equal to $24.00. The aggregate proceeds to us from this concurrent private placement will be $1,768.0 million. Additionally, the Company has the option to designate certain of the Private Placement Investors to purchase Class A common stock directly from certain of its existing investors that sign a joinder to the Subscription Agreement at a price per share of $24.00, with the number of shares being purchased from such existing investors reducing the number of shares of Class A common stock purchased from the Company in the concurrent private placements. We will not receive any proceeds with respect to the shares that will be sold by certain of our investors. Our agreement with the private placement investors will also require us, within 60 days following the closing of this offering, to register their shares of Class A common stock and shares of Class A common stock issuable upon conversion of their shares of Class B common stock on a Form S-1 registration statement. Our agreements with the Private Placement Investors are contingent upon, and are scheduled to close immediately subsequent to, the closing of this offering, as well as the satisfaction of certain conditions to closing as further described in the section titled “Concurrent Private Placements.”

We have applied to list the Class A common stock on the New York Stock Exchange (the “Exchange”) under the symbol “EDR.”

We will be a “controlled company” under the corporate governance rules of the Exchange applicable to listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements thereunder. See “Management—Controlled Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 36 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting.”

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan	KKR	Deutsche Bank Securities

Barclays	Citigroup	Credit Suisse	Evercore ISI	HSBC	Jefferies	Moelis & Company	Piper Sandler	RBC Capital Markets	UBS Investment Bank

CODE Advisors	DBO Partners	LionTree	Academy Securities	R. Seelaus & Co., LL	Ramirez & Co., Inc.	Siebert Williams Shank

Prospectus dated                 , 2021.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

i

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through Company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained under the heading “Business” is based on studies, analyses, and surveys prepared by AdAge, ActionNetwork, Activate, Inc., the American Gaming Association, Ampere Analysis, Billboard, The Business Research Company, the Bureau of Economic Analysis, The Center for Generational Kinetics, LLC, Expedia, Forbes, H2 Global, License Global, Licensing International, the Organization for Economic Co-operation and Development (the “OECD”), Technavio, and the University of Texas at Austin. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will effect what we refer to herein as the “reorganization transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the reorganization transactions, the UFC Buyout, the concurrent private placements and this offering. See “Organizational Structure” for a description of the reorganization transactions and a diagram depicting our organizational structure before and after giving effect to the reorganization transactions, the UFC Buyout, the concurrent private placements and this offering.

As used in this prospectus, unless we state otherwise or the context otherwise requires:

•

“we,” “us,” “our,” “Endeavor,” the “Company,” and similar references refer (a) after giving effect to the reorganization transactions, to Endeavor Group Holdings and its consolidated subsidiaries, and (b) prior to giving effect to the reorganization transactions, to Endeavor Operating Company and its consolidated subsidiaries.

•

“Endeavor Catch-Up Profits Units” refer to the Endeavor Profits Units that are designated as “catch-up” units. Endeavor Catch-Up Profits Units have a per unit hurdle price and are entitled to receive a preference on distributions once the hurdle price applicable to such unit has been met.

•	“Endeavor Group Holdings” refers to Endeavor Group Holdings, Inc., a Delaware corporation and the issuer in this offering.

•	“Endeavor Manager” refers to Endeavor Manager, LLC, a Delaware limited liability company and a direct subsidiary of Endeavor Group Holdings following the reorganization transactions.

•	“Endeavor Manager Units” refers to the common interest units in Endeavor Manager.

•

“Endeavor Operating Company” refers to Endeavor Operating Company, LLC, a Delaware limited liability company and a direct subsidiary of Endeavor Manager’s and indirect subsidiary of ours following the reorganization transactions.

•

“Endeavor Operating Company Units” refers to all of the existing equity interests in Endeavor Operating Company (other than the Endeavor Profits Units) that will be reclassified into Endeavor Operating Company’s non-voting common interest units upon the consummation of the reorganization transactions.

•

“Endeavor Phantom Units” refers to the phantom units outstanding, which, following this offering, and subject to certain conditions and limitations, will entitle the holder to cash equal to the value of a number of Endeavor Manager Units, Endeavor Operating Company Units, or Endeavor Profits Units, or of equity settled to the equivalent number of Endeavor Manager Units, Endeavor Operating Company Units, or Endeavor Profits Units.

•

“Endeavor Profits Units” refers to the profits units of Endeavor Operating Company that will remain outstanding following this offering. Endeavor Profits Units will be economically similar to stock options. Each Endeavor Profits Unit has a per unit hurdle price, which is economically similar to the exercise price of a stock option. After the consummation of this offering, certain senior officers and employees, including Ariel Emanuel and Patrick Whitesell, will hold Endeavor Profits Units.

•

“Executive Holdcos” refers to Endeavor Executive Holdco, LLC, Endeavor Executive PIU Holdco, LLC, and Endeavor Executive II Holdco, LLC, each a management holding company, the equity owners of which include current and former senior officers, employees, or other service providers of Endeavor Operating Company, and which will be controlled by Messrs. Emanuel and Whitesell.

•

“Management Holdcos” refers to WME Holdco, LLC and certain other management holding companies, the equity owners of which include current and former senior officers, employees or other service providers of Endeavor Operating Company.

We are a holding company and, immediately after the consummation of the reorganization transactions and this offering, our principal asset will be our indirect ownership interests in Endeavor Operating Company.

Presentation of Financial Information

Endeavor Operating Company, LLC is the predecessor of the issuer, Endeavor Group Holdings, Inc., for financial reporting purposes. Endeavor Group Holdings, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Endeavor Group Holdings, Inc. Other than the audited balance sheets as of December 31, 2020 and 2019, the historical financial information of Endeavor Group Holdings, Inc. has not been included in this prospectus as it has no business transactions or activities to date other than those incidental to its formation and preparation of this prospectus and registration statement of which this prospectus forms a part. Endeavor Group Holdings, Inc. had no other assets or liabilities during the periods presented in this prospectus.

•

Endeavor Operating Company, LLC. As we will have no other interest in any operations other than those of Endeavor Operating Company, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Endeavor Operating Company, LLC and its subsidiaries.

The unaudited pro forma financial information of Endeavor Group Holdings, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Endeavor Operating Company, LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the reorganization transactions described in “Organizational Structure,” the UFC Buyout, the concurrent private placements and other transactions including the consummation of this offering, as if all such transactions had occurred on January 1, 2020, in the case of the unaudited pro forma consolidated statements of operations, and as of December 31, 2020, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

LETTER FROM OUR CEO

As challenging a year as 2020 was, it underscored the strength, creativity, and resilience of our people who mobilized time and time again in the face of overwhelming odds. We made difficult decisions but worked as a team to find creative solutions and best position the business for the future.

As the global pandemic unfolded, we developed the protocols necessary to help our businesses safely restart operations, providing a model for other professional sports, events, and programs. UFC and PBR were two of the first sports organizations to responsibly return last spring, and we followed in the summer by hosting the WNBA’s season at IMG Academy. In the fall, we brought New York Fashion Week to life, becoming one of the first major events to resume in New York City. Meanwhile, we delivered virtual solutions to our more consumer-dependent live events and experiences—from speaking and book tours to art fairs to sports training—while Endeavor Content relied on our global network and local expertise to relocate and restart productions. In a year when the unique ability of content to unite people and elevate important issues was never more apparent, we were proud to do our part in ensuring the most powerful stories were heard, while supporting our clients in using their platforms to amplify diverse voices.

The power of the Endeavor platform has been on full display as we have brought commercial activity back online, guided our clients through an unprecedented set of events, and fostered innovation of new digital business models that will drive growth well into the future. The events of 2020 reminded us of the enduring value of premium intellectual property and content, while reinforcing the strength of our position within the sports and entertainment ecosystem.

We remain committed to our mission of:

•	Leading and innovating on behalf of our premium sports and entertainment properties

•	Expanding our reach across new and emerging content formats

•	Cultivating an environment that encourages prudent risk taking and cross-platform integration

•	Aggressively advocating on behalf of those who’ve placed their trust in us

•	Embracing diversity, inclusion, and equality across our platform—content, clients, and employees

•	Defining success based on long-term growth and innovation, not short-term gains

We believe being a public company will enable us to accelerate this mission and further the vision we set out in 1995 to build a company for where the world was headed.

We hope you’ll join us.

ARIEL EMANUEL

PROSPECTUS SUMMARY

Our Company

Endeavor is a premium intellectual property, content, events, and experiences company. We own and operate premium sports properties, including the UFC, produce and distribute sports and entertainment content, own and manage exclusive live events and experiences, and represent top sports and entertainment talent, as well as blue chip corporate clients. Founded as a client representation business, we expanded organically and through strategic mergers and acquisitions, investing in new capabilities, including sports operations and advisory, events and experiences management, media production and distribution, brand licensing, and experiential marketing. The addition of these new capabilities and insights transformed our business into an integrated global platform anchored by owned and managed premium intellectual property.

We believe that our unique business model gives us a competitive advantage in the industries in which we operate. Our direct ownership of scarce sports properties positions us to directly benefit from the generally rising value of sports assets, while giving us direct control to make decisions that sustain the long-term value of our properties. Our dual role as an intellectual property owner and as a trusted advisor to clients and rights holders allows us to make connections across our platform, increasing the earnings of our clients and the value of our sports and entertainment properties. We possess category leading capabilities in various industries, each of which contributes to our financial success. The integration of our broad range of capabilities, along with our owned and managed premium sports and entertainment properties, drives network effects across our platform. We measure these effects by evaluating the impact that activity in one business segment has on growth in another. Our management team has successfully executed a mergers and acquisitions and organic-driven growth strategy that has transformed our business from a pure representation model to an integrated global platform. After we founded Endeavor in 1995, we gained scale in representation by merging with the venerable William Morris Agency to form WME in 2009, which was followed by our acquisition of IMG in 2014, adding marketing and licensing, events, media production and distribution, and the sports training institution, IMG Academy. The acquisition of a controlling interest in the UFC in 2016 served as a major step forward in the transformation of our business. We have also built businesses primarily organically that take advantage of our unique role within the sports and entertainment ecosystem.

We operate across three segments: (i) Owned Sports Properties, (ii) Events, Experiences & Rights, and (iii) Representation, which are covered in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Business Overview.” Our segments are presented in the table below:

We have a 6,400+ person team operating in 28 countries. We generate revenue in both a principal and an agency capacity and use risk mitigation strategies including pre-sales and licensing when we take on investment risk in content or sports rights. Our business benefits from strong revenue visibility via sports rights fee payments, predictable client commissions, content rights payments, recurring annual or quadrennial events, corporate client retainers, licensing agreements, and annual tuition payments. We believe that visibility into our performance provides us with a stable and growing revenue base.

Our business delivered strong revenue growth prior to the impact of COVID-19. For the year ended December 31, 2019, we generated $4,571.0 million in revenue, net loss of $530.7 million, Adjusted Net Income of $240.9 million and Adjusted EBITDA of $733.5 million. COVID-19 has had a significant impact on our

2020 financial performance. For the year ended December 31, 2020, we generated $3,478.7 million in revenue, net loss of $625.3 million, Adjusted Net Income of $95.8 million and Adjusted EBITDA of $583.6 million. For a discussion of Adjusted Net Income and Adjusted EBITDA and reconciliations to the most closely comparable GAAP measures, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.” For a discussion of factors impacting our financial performance, see “Risk Factors—Risks Related to Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Industry Dynamics

In response to the consistently high demand for premium sports and entertainment content, we have grown the scope and scale of our platform with the addition of owned premium intellectual property and new content capabilities. We have successfully positioned our business to benefit from continuous technological disruption and resulting increased demand for premium content.

The impact of increasing consumer adoption of digital platforms in sports, entertainment, and social media is changing the way that our clients conduct business. We have adapted our advisory strategies and added capabilities to enable us to prosper as new industry trends develop. The insights that we gain across our platform allow us to spot these trends early. We have made organic investments and pursued mergers and acquisitions with the benefit of these insights. We believe our acquisition of marketing business 160over90, for example, positioned us to be a leader in the transition of traditional media marketing budgets to experiential and digital platforms. We created an alternative to the traditional studio model through Endeavor Content in part to fulfill a demand for streaming video and podcast content. We also developed sports data distribution capabilities through IMG ARENA to address the emergence of online sports gaming services. We built and acquired streaming service capabilities via Endeavor Streaming to provide critical infrastructure to support our entertainment and sports clients as they increased their premium AVOD and SVOD product offerings.

Our Integrated Global Platform

Our global platform is comprised of premium owned assets and an integrated set of capabilities. These capabilities include Sports Operations & Advisory, Events & Experiences Management, Client Representation, Media Production & Distribution, Experiential Marketing, and Brand Licensing. We believe that our integrated set of global capabilities is an essential attribute of our growth strategy.

Sports Operations & Advisory

We own, manage, operate and monetize a unique portfolio of scarce sports properties that generate significant revenue and cash flow through innovative rights deals and exclusive live events. We acquired our first sports organization, PBR, in 2015. Our most transformative acquisition was the UFC in 2016, adding a one-of-a-kind, global, and category defining sports organization to our portfolio.

Events & Experiences Management

We own, operate, or represent more than 800 events annually around the globe, including live sports events covering more than 15 sports across more than 25 countries (e.g. Miami Open), international fashion weeks (e.g. New York Fashion Week), art fairs (e.g. Frieze London), and music, culinary, and lifestyle festivals (e.g. Hyde Park Winter Wonderland). In January 2020, we acquired On Location, a leading provider of premium live event experiences across sports and music in North America with more than 900 experiences built around annual events like the Super Bowl, Ryder Cup, NCAA Final Four, and Coachella. We also operate IMG Academy, a sports training institution serving more than 1,200 full-time students and approximately 10,000 camp participants annually, and dozens of professional athletes, teams, leagues, and corporate clients annually.

Media Production & Distribution

We are a full-service content production and distribution platform with experience in development, financing, production, marketing and sales, servicing hundreds of creators, sports leagues and federations, events and other brands, as well as our owned sports intellectual property. Our state-of-the-art studios produce tens of thousands of hours of sports programming annually for leading sports properties, such as the English Premier League, Wimbledon, and Ryder Cup, as well as for our owned assets including UFC and PBR. Endeavor Content provides a premium alternative to traditional studios, offering a range of services including content development, production, financing, sales, and advisory services to creators. The studio has financed and/or sold more than 200 projects, including “La La Land,” “Just Mercy,” “Hamilton,” “Normal People,” and “See.”

We are also one of the largest independent global distributors of sports and entertainment programming and possess deep relationships with a wide variety of broadcasters and media partners around the world. We sell media rights globally on behalf of more than 150 clients such as the NFL, IOC, and NHL and for our owned assets including UFC and PBR. We believe that our collective offering is more important than ever, as premium content is consistently in high demand and in short supply.

Client Representation

We represent many of the world’s greatest creators, performers, influencers, athletes, and models across entertainment, sports, and fashion. In 2019, WME was named music touring agency of the year by Billboard, booking more than 37,000 concert dates, while its clients took home more Grammys than any other agency in 2019 and 2020. For the past several years, WME clients have won more Academy Awards than any other agency and in 2019, WME clients were involved in all of the top 10 domestic grossing films.

Brand Licensing

We are a leading provider of licensing services to entertainment, sports, and consumer products brands, having earned a No. 1 ranking based on total retail sales of $16 billion, according to License Global magazine in 2020. We license our owned intellectual property including the UFC and PBR, and represent third party brands across the automotive, fashion, lifestyle, entertainment, athletics, legends, personalities, corporate, sports league, and event categories. Our clients include Anheuser-Busch InBev, Jeep, Lamborghini, Epic Games (Fortnite), Arnold Palmer, Harvard, the Gap, and the NFL. Through our licensing activities, we source incremental revenue opportunities for our clients, while enhancing their brand with consumers.

Experiential Marketing

Our corporate marketing services are delivered by 160over90, our premium, full-service marketing business that provides experiential, influencer, digital and cultural marketing, and public relations expertise. We work on behalf of some of the world’s largest consumer facing brands that collectively spend over $80 billion in worldwide advertising annually according to AdAge, including Anheuser-Busch InBev, AT&T, and Coca–Cola.

Our Competitive Strengths

Ownership of Intellectual Property

We believe that our Company is distinguished by our ownership of intellectual property, including UFC, a global sports property and the premier mixed martial arts sports organization, and PBR, an internationally renowned Western lifestyle competitive series. UFC was founded in 1993 and has grown in popularity after hosting more than 500 events, growing its fan base to approximately 625 million fans, and reaching a global audience of approximately 1 billion households through an increasing array of broadcast license agreements and our owned FIGHT PASS streaming platform. In 2020, FIGHT PASS subscriptions were up over 40%, and UFC set a record for the most global Pay-Per-View buys in its history. Meanwhile, social media followers across platforms increased by more than 65% year-over-year in 2020, and we grew to more than 10 million subscribers on YouTube, second only to the NBA in terms of global sports organizations. PBR, meanwhile, is the world’s premier bull riding circuit with more than 500 bull riders from the United States, Australia, Brazil, Canada, and Mexico, competing in more than 200 bull riding events each year. We also have a strategic partnership with Euroleague, the elite European professional basketball league, which is one of the most popular indoor sports leagues in the world, averaging attendance of over 8,500 per game in the 2019-2020 season.

Perpetual Demand for Premium Content

Our platform allows us to participate in industries that are benefitting from increasing demand for content in all forms. We are positioned at the center of this demand through our owned sports properties, media production and distribution, and client representation businesses. We operate across all genres and benefit regardless of how and where the demand for this content is fulfilled. Disruption has increased the value of sports media rights as illustrated in consistent increases in Contract Average Annual Values (AAV) over previous contracts. Additionally, as digital video distribution services such as ESPN+, Disney+, Peacock, HBO Max, and others have proliferated in recent years, demand has surged with more than 500 original shows airing in 2019, compared to 288 in 2012, according to an industry study.

Positioned Where the Consumer is Going in Experiential

According to Expedia and The Center for Generational Kinetics (“2018 Expedia and The Center for Generational Kinetics, LLC”), 74% of Americans place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in our portfolio of more than 800 events globally across sports, music, art, fashion, and culinary. Through IMG Academy, we offer an elite academic and athletic experience, with 90% of graduates moving on to play collegiate sports (compared to 7% nationally). On Location, meanwhile, is a leading provider of premium entertainment and travel experiences, offering a large portfolio of events, tours, and hospitality packages.

Creating Asymmetric Risk / Reward Opportunities

We believe that the insights that we have gained from our vast network reduce the risk of organic investment and strategic mergers and acquisitions. Our team evaluates potential merger and acquisition opportunities with the benefit of data and industry knowledge that enables us to identify integration synergies and better forecast revenue growth potential. Our role as an industry counterpart often avails us early insights into strategic processes. We also frequently have the opportunity to invest in and support new business ventures that we have negotiated on behalf of our clients, and our commission structure allows us to participate alongside them in their commercial success.

Platform Integration Drives Upside for Our Stakeholders

Our commitment to business unit collaboration has allowed us to enhance returns for our owned and managed intellectual property, content and experiences, and for our clients. From 2017 through 2019, we grew revenue at a 23% CAGR, driven by industry tailwinds, geographic expansion, organic reinvestment, and strategic acquisitions. In 2020, our focus turned to realizing further cost efficiencies across the business and identifying complementary business extensions in the virtual/digital space. The practical linkages between our business units manifest themselves in myriad examples that result in maximizing revenue generation opportunities, improved client acquisition and retention, and proprietary acquisition and investment opportunities. Each of our owned assets and capabilities reinforces the others, creating a global platform that is very difficult to replicate. We have executed multi-pronged growth strategies on behalf of many of our clients, and we leverage our network to forge meaningful partnerships between our talent and brands. Additionally, we have realized top line and cost synergies as we have integrated more than 20 acquisitions.

Strong Revenue Visibility

Our services are underpinned by highly visible and recurring revenue streams across the platform. A primary example is our seven-year UFC media rights deal with ESPN. We have numerous similarly contracted revenue streams from media rights contracts in our media rights and distribution business. Our work with recurring annual events such as Wimbledon and quadrennial events such as the Rugby World Cup adds to the recurring revenue nature of our business. We also have retainer-based agreements with many of our marketing clients and our representation business benefits from revenue visibility, as measured by industry award recognitions, predictable production volumes, and residual income streams. Finally, our four-year tuition-based IMG Academy provides a high degree of revenue visibility.

Our Growth Strategies

Leverage Our Platform to Expand Globally and Increase Platform Productivity

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients, attract new clients and partners, and access proprietary acquisition and investment opportunities that contribute to our growth and strengthen our network.

Expand our Experiential Offering

The concert, sports, and live entertainment categories have been increasingly prioritized over material goods by younger demographics. With a portfolio of more than 800 owned or managed events across Endeavor and 900 experiences curated by On Location, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities. IMG Academy, meanwhile, is a sports training institution with the ability to expand its campus footprint as well as its products and offerings, such as the addition of virtual training.

Invest in Adjacent High Growth Industry Segments

Our global platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long standing business partnerships and relevant commercial insights to accelerate scale. Our existing footprint helps to facilitate organic investment in new adjacent industry segments. We have successfully executed against these opportunities that have emerged in sports gaming (IMG ARENA), streaming (Endeavor Streaming), podcasting (Endeavor Content), experiential marketing (160over90), and partnerships with our clients (Talent Ventures).

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Unique Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our global platform. We have successfully completed more than 20 mergers and acquisitions since 2014. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our network.

Our Business and Industry Opportunity

Global Content Spend (Film & TV) Industry

Our client representation business is largely driven by demand for content creators and performers in film and television. Our market constituents for our client representation and media businesses include linear and digital media distributors. The combined spend in both global film and television content was $128 billion in 2019 according to Ampere Analysis. A primary growth driver for global content spend has been the dramatic expansion of the global over-the-top (“OTT”) media industry. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content.

Global Experiences (Sporting Events, Concerts & Performing Arts Ticket Segments)

The sporting events, concerts, and performing arts segments are core to our owned sports properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The global sporting events, concerts, and performing arts ticket segment was $79 billion in 2019 and is expected to grow at a 5% CAGR to $102 billion by 2024, according to Technavio. According to the Bureau of Economic Analysis, average annual US consumer expenditure growth on experience-related services is 66% higher vs. goods (2014—2019). Additionally, according to data from the OECD collected over a 40-year period from 1979 to 2019, U.S. experiential spend grew 2.2x faster than the real GDP.

Global Sports Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry with rights values appreciating consistently over the past decade. Our market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2019, global sports media rights spend was $39 billion, having grown at a 9% CAGR since 2017, according to The Business Research Company (via MRDC), and this is expected to grow at an 8% CAGR to $53 billion in 2023. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags.

Global Marketing and Licensing

We are active in the global marketing and brand licensing industries, which totaled $67 billion in 2019 based on the collective reported revenues of $51 billion from IPG, WPP, Omnicom, and Dentsu, plus $16 billion reflecting the royalty revenue for brand owners per Licensing International’s 2020 Global Licensing Survey. Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their brands. Our licensing work is closely attached to the global brand licensing industry of $16 billion which increased 5% in 2019.

Global Sports Gaming

The global sports gaming industry comprised of land-based and interactive sports betting grew at a 10% CAGR from 2017 to 2019 reaching $42 billion (Gross Win) in 2019 and is expected to grow at a 12% CAGR through 2024 to $76 billion, according to H2 Global. As of February 2021, 25 total states across the United States have legalized sports betting, and sports betting is currently operational in 20 states according to the American Gaming Association. Based on current legislative momentum and individual state need for tax revenues, ActionNetwork predicts that 30-33 states will legalize sports betting by the end of 2021.

Recent Developments

While we believe the long-term value of premium intellectual property, content, and experiences is enduring, the near-term impact to our business as a result of COVID-19 has been significant. We experienced disruption across our business units and geographies given the hiatus of live sports and entertainment events coupled with film and television series production stoppages and the interruption of the school year and sports camp schedule. We navigated the early phase of the crisis by undertaking all appropriate measures to address the safety of our personnel, taking necessary steps to ensure adequate liquidity to fund operations, imposing cost cuts, and reducing and realigning our workforce to best position the business for future success.

As the situation evolved, we stayed in close contact with government and health officials, our clients, sports and media partners, and students. UFC and PBR were among the first professional sports in North America to implement safety protocols and return from the COVID-19 shutdown, in May and April 2020, respectively. Since resuming, UFC has held some of its most watched PPV events in the ESPN+ era, starting in Florida and continuing in Abu Dhabi followed by our owned Apex venue in Las Vegas.

As more sports resumed action, we leveraged our experience with UFC and PBR to provide insights to promote best practices throughout the industry. Similarly, as film and television production resumed, we have been committed to creating a safe work environment for our employees, clients, and partners. While we expect to benefit from the significant pent up global demand for content, the path to full capacity will be gradual.

We have focused our time during this period to explore innovation and identify ways to become a more efficient company. Our business units are investing in new digitally focused in-home entertainment business models that are complementary to our core businesses. Further, we believe that a meaningful portion of the cost savings that we have realized through the crisis may continue once commercial activity normalizes, which we expect would have a positive effect on our long-term operating margins and free cash flow generation. See “Risk Factors—Risks Relating to Our Business—The impact of the COVID-19 global pandemic could materially and adversely affect our business, financial condition, and results of operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview— Impact of the COVID-19 Pandemic” for additional information.

Risks Associated with Our Business

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized in the “Risk Factors” section of this prospectus immediately following this prospectus summary, including:

•	the COVID-19 pandemic’s significant adverse impact on our business;

•	changes in public and consumer tastes and preferences and industry trends that could reduce demand for our services and content;

•

our ability to generate revenue from discretionary and corporate spending on entertainment and sports events is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions;

•	our ability to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies could adversely affect our business;

•	our ability to maintain a professional reputation among our businesses, key personnel, and clients;

•	our dependence on the relationships of our agents, managers, and other key personnel with clients across many categories could adversely affect our business;

•	our failure to identify, sign, and retain clients;

•	the highly competitive nature of the markets in which we operate, both within the United States and internationally;

•	our dependence on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners, as well as corporate sponsors;

•	our ability to protect our trademarks and other intellectual property rights;

•	our ability to comply with extensive U.S. and foreign governmental regulations;

•

we are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate, and are signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of certain of our services;

•	our substantial indebtedness;

•

we are a holding company and our principal asset after completion of this offering will be our indirect equity interests in Endeavor Operating Company, and accordingly we are dependent upon distributions from Endeavor Operating Company to pay taxes and other expenses;

•	provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party;

•

we will be required to pay certain of our pre-IPO investors, including the Other UFC Holders (collectively, the “pre-IPO investors”) for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant; and

•	we are controlled by Messrs. Emanuel and Whitesell, Executive Holdcos and certain affiliates of Silver Lake, whose interest in our business may be different than an investor in this offering.

Corporate History

The Endeavor Agency, L.L.C. was founded in 1995 by Ariel Emanuel and several partners. In 2009, The Endeavor Agency, L.L.C. merged with the William Morris Agency, LLC (founded in 1898) to form William Morris Endeavor Entertainment, LLC (“WME”), with Ariel Emanuel and Patrick Whitesell becoming WME’s Co-Chief Executive Officers.

In May 2012, affiliates of Silver Lake made a strategic minority investment in WME, the first of several investments by affiliates of Silver Lake in us or our affiliates (e.g., UFC, Learfield IMG College).

In 2014, WME acquired media, sports, and fashion leader IMG Worldwide Holdings, Inc. (“IMG”) (founded in 1960) (the “IMG Acquisition”) and formed Endeavor Operating Company, with additional equity capital from, among others, affiliates of Silver Lake.

Since the IMG Acquisition, additional investments have been made in Endeavor by, among others, affiliates of Silver Lake (and now Silver Lake’s equity stake is primarily held in vehicles which began their investment periods in 2014 or later), the Canada Pension Plan Investment Board, and GIC Private Limited, Singapore’s sovereign wealth fund. Endeavor has also completed a series of organic growth initiatives, entered into several strategic joint ventures, and made a number of additional acquisitions.

In 2016, Endeavor, together with affiliates of Silver Lake and affiliates of Kohlberg Kravis Roberts & Co. L.P. (collectively, “KKR”) and certain other investors (collectively with certain other persons that hold equity interests in UFC Parent and certain of their affiliates, the “Other UFC Holders”), acquired Zuffa Parent, LLC (“UFC Parent”), which owns and operates the Ultimate Fighting Championship (“UFC”), the world’s premier professional mixed martial arts (“MMA”) organization (the “UFC Acquisition”). We have a controlling financial interest over the business and affairs of UFC Parent and have consolidated UFC Parent’s financial results from the date of the UFC Acquisition. We currently own 50.1% of UFC Parent’s common equity.

Additional acquisitions include: Frieze, a leading arts event and media company; Professional Bull Riders (“PBR”), the premier professional bull riding organization; 160over90, a full-service branding and marketing agency; and NeuLion, a video streaming services leader. In addition, we formed Endeavor China, a strategic partnership with Sequoia Capital China, a venture capital and private equity firm, Tencent Holdings Limited, a provider of media, entertainment, internet and mobile services in China, and affiliates of FountainVest Partners, a China-focused private equity firm.

On December 31, 2018, we completed the merger of our IMG College business with Learfield Communications, LLC (“Learfield”), a provider of integrated marketing solutions in college sports, to form Learfield IMG College. In connection with the merger, we sold approximately 13% of the equity interests in Learfield IMG College to affiliates of Silver Lake for $250 million. We received cash proceeds totaling $399.2 million and approximately 36% of the equity interests of Learfield IMG College, which is recognized as an equity method investment. The results of operations of our IMG College business are presented as discontinued operations for all periods prior to its disposal.

On January 2, 2020, we acquired On Location Experiences (“On Location”), a premium experiential hospitality business that serves iconic rights holders with extensive experience in ticketing, curated hospitality, live event production, and travel management in sports and entertainment. The National Football League (“NFL”) is a minority investor and strategic partner of On Location.

UFC Buyout

On February 16, 2021, Endeavor Operating Company entered into a Transaction Agreement (the “Transaction Agreement”) with the Other UFC Holders and certain of their affiliates pursuant to which Endeavor Operating Company will directly or indirectly acquire equity interests in UFC Parent (including warrants of UFC Parent or common equity received by warrant holders from the exercise of warrants of UFC Parent) from the Other UFC Holders (or their affiliates) resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests of UFC Parent (the “UFC Buyout”). We currently own 50.1% of UFC Parent’s common equity and have consolidated UFC Parent’s financial results from the date of the UFC acquisition in 2016.

Pursuant to the Transaction Agreement, we will issue Endeavor Operating Company Units to (i) certain of the Other UFC Holders as consideration for the acquisition of interests of UFC Parent held by such Other UFC Holders (a portion of which Endeavor Operating Company Units will subsequently be sold by certain of the Other UFC Holders, as described below); and (ii) certain of the Other UFC Holders as consideration for the acquisition of all or only a portion of the interests of UFC Parent held by such Other UFC Holders (with the balance of the equity interests in UFC Parent retained by the Other UFC Holders to be sold to Endeavor Operating Company or its designee for cash, as described below), and certain of which Endeavor Operating Company Units will promptly be exchanged by such holders for Endeavor Manager Common Units. Certain holders of profit units in UFC Parent (the “UFC profits units”) will receive Endeavor Operating Company Units or Endeavor Manager Common Units. The Other UFC Holders that receive Endeavor Operating Company Units and/or Endeavor Manager Common Units will also receive paired shares of our Class X common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units or Endeavor Manager Common Units they receive. Additionally, certain of the Other UFC Holders that receive Endeavor Operating Company Units will also receive paired shares of our Class Y common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units they receive. Based on an assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we anticipate issuing                  Endeavor Operating Company Units,                  Endeavor Manager Common Units,                  shares of Class X common stock and                  shares of Class Y common stock to the Other UFC Holders in the aggregate. Furthermore certain of the Other UFC Holders or their affiliates will each merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such Other UFC Holders, including certain affiliates of Silver Lake, shares of Class A common stock and Class Y common stock and rights to receive payments under the tax receivable agreement described herein.

The Endeavor Operating Company Units that will be held by the Other UFC Holders will be subject to the same general rights and obligations as all other holders of the Endeavor Operating Company Units after this offering, including with respect to transfer restrictions and redemption rights, as more fully described under “Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of Endeavor Operating Company.” Additionally, certain of such holders will be entitled to customary registration rights, as described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” and will be a party to the tax receivable agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Moreover, in accordance with the Transaction Agreement, we have agreed to use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering. Certain Other UFC Holders will merge with and into Endeavor Group Holdings, and affiliates of such Other UFC Holders will receive shares of Class A common stock in such mergers and will sell $         million of such shares of Class A common stock (i) in the case of certain Other UFC Holders, in the concurrent private placements to the private placement investors at a price per share equal to $24.00; or (ii) in the case of certain Other UFC Holders, to Endeavor Group Holdings, Inc. in exchange for cash payments at a price per share equal to the initial public offering price per share of Class A common stock sold to the public in this offering. Certain of the Other UFC Holders (or their affiliates) will also receive rights to receive payments under the tax receivable agreement described herein.

The UFC Buyout will be conditioned upon the substantially concurrent closing of (i) this offering and (ii) the concurrent private placements, with aggregate minimum net cash proceeds (including, with respect to the concurrent private placements, funds used to purchase shares of Class A common stock from the persons referenced in the immediately preceding paragraph ) of at least $1,750 million. We currently expect the aggregate proceeds from the concurrent private placement will be $1,768.0. The UFC Buyout will also be subject to certain other customary closing conditions, including certain regulatory approvals, as more fully described in the Transaction Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement filed as an exhibit to the registration statement of which this prospectus forms a part. The representations, warranties and covenants contained in the Transaction Agreement are made only for the purposes of the Transaction Agreement and are made as of specific dates and are solely for the benefit of the parties to the Transaction Agreement.

The Reorganization Transactions

“Up-C” Structure

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure can provide tax benefits and associated cash flow advantages to both the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.

We currently conduct our business through Endeavor Operating Company and its subsidiaries. Prior to the closing of this offering, we intend to complete an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” After the completion of this offering, Endeavor Group Holdings will manage and operate the business and control the strategic decisions and day-to-day operations of Endeavor Operating Company through Endeavor Manager and include the operations of Endeavor Operating Company in our consolidated financial statements.

Capital and Voting Structure

In connection with the reorganization transactions:

•

we will amend and restate our certificate of incorporation and will be authorized to issue five classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	None	Yes
Class C common stock	None	Yes
Class X common stock	1	None
Class Y common stock	20	None

Voting shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering and the investors in the concurrent private placements. We will issue shares of our Class B common stock to certain of the investors in the concurrent private placements. No shares of our Class C common stock will be outstanding upon the closing of this offering. We do not intend to list our Class B, Class C common stock, Class X common stock or Class Y common stock on any stock exchange;

•

Endeavor Manager, a newly formed subsidiary of Endeavor Group Holdings, will become the sole managing member of Endeavor Operating Company, and Endeavor Group Holdings will become the sole managing member of Endeavor Manager;

•

Endeavor Manager will issue to the equityholders of certain management holding companies common interest units in Endeavor Manager, which we refer to as “Endeavor Manager Units,” along with paired shares of our Class X common stock, as consideration for the acquisition of Endeavor Operating Company Units held by such management holding companies;

•

we will (i) issue to affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake, shares of our Class Y common stock, Class A common stock, and rights to receive payments under the tax receivable agreement described below and (ii) issue to affiliates of certain other of our pre-IPO investors shares of our Class A common stock, in each case as consideration for the acquisition of Endeavor Operating Company Units held by such pre-IPO investors;

•

all of the existing equity interests in Endeavor Operating Company (other than certain profits units, which will remain outstanding after this offering) will be reclassified into Endeavor Operating Company’s non-voting common interest units, which we refer to as “Endeavor Operating Company Units;”

•

we will issue to the holders of Endeavor Operating Company Units (other than Endeavor Manager) paired shares of our Class X common stock and, in certain instances, Class Y common stock, in each case equal to the number of Endeavor Operating Company Units held by each of them upon completion of this offering and in exchange for the payment by such holders of the aggregate par value of the Class X common stock and Class Y common stock that is received; and

•

Endeavor Profits Units that will remain outstanding following this offering will be economically similar to stock options. Each Endeavor Profits Unit has a per unit hurdle price, which is economically similar to the exercise price of a stock option.

•

Endeavor Catch-Up Profits Units that will remain outstanding following this offering will have a per unit hurdle price and will be entitled to receive a preference on distributions once the hurdle price applicable to such unit has been met.

Ownership of Economic Interests

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and an offering size of $         million, the economic interests in Endeavor Group Holdings owned by investors in this offering and our pre-IPO equityholders will be as follows:

	Endeavor Group Holdings		Fully Converted		Fully Converted Diluted
	Shares	%	Shares	%	Shares	%
	(1)		(2)		(3)
Shareholders of Endeavor Group Holdings
Investors in this offering
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Sub-Total
Members of Endeavor Manager (other than Endeavor Group Holdings)	—	—
Sub-Total	—	—
Members of Endeavor Operating Company (other than Endeavor Manager)
Silver Lake and related parties	—	—
Affiliates of our other pre-IPO investors	—	—
Messrs. Emanuel and Whitesell and Executive Holdcos	—	—
Sub-Total		—

Total

(1)

Reflects the number of shares of our Class A common stock then outstanding. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares owned by investors in this offering, and in the table above, would be                 .

(2)

Reflects the number of shares of our Class A common stock that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(3)

Reflects the number of shares of our Class A common stock (excluding approximately                 restricted stock units and                 options based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus that we intend to grant to certain directors, employees, and other service providers in connection with this offering) that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, assuming (a) that all performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such initial offering price were not exchanged for any shares of our Class A common stock and (b) that all Endeavor Profits Units were exchanged into Endeavor Operating Company Units in respect of their in-the-money value at such initial offering price.

The economic rights in Endeavor Group Holdings owned by Messrs. Emanuel and Whitesell and Executive Holdcos as members of Endeavor Operating Company as reflected in the table above will vary depending on, among other things, the satisfaction of certain performance-based vesting conditions and the extent to which the Endeavor Profits Units are in the money. The following table summarizes the Endeavor Operating Company Units and Endeavor Profits Units owned by Messrs. Emanuel and Whitesell and Executive Holdcos and their applicable performance-based vesting conditions and hurdle prices:

	Weighted Average		Endeavor Operating Company
	Per Unit		Basic	Fully Converted Diluted	Fully Converted Fully Diluted
	Vesting Price	Hurdle Price	Units	Units	Units
	(1)	(2)	(3)	(4)	(5)
Endeavor Operating Company Units
Endeavor Operating Company Units with performance-based vesting conditions
Endeavor Profits Units	$
Endeavor Profits Units with performance-based vesting conditions		$
Total	$	$

(1)

Reflects performance-based vesting conditions based on the achievement of certain equity valuation targets, expressed as a per unit price on a weighted-average basis. For Endeavor Operating Company Units and Endeavor Profits Units with these performance-based vesting conditions, subject to certain exceptions and restrictions, these conditions must be satisfied before these units become exchangeable into cash or shares of our Class A common stock (or, in the case of Endeavor Profits Units, into Endeavor Operating Company Units that would then be exchangeable into cash or shares of our Class A common stock). At the time of this offering, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), none of the performance-based vesting conditions of the                Endeavor Operating Company Units and                Endeavor Profits Units shown in the table above will have been satisfied (because such initial offering price would be less than the applicable per unit vesting price).

(2)

Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). Subject to certain restrictions, Endeavor Profits Units will be exchangeable by their holders into a number of Endeavor Operating Company Units that will generally be equal to (a) the amount to which the holder of such Endeavor Profits Units would be entitled to receive if an amount equal to the fair market value of Endeavor Operating Company as of the date of the exchange were distributed to the members of Endeavor Operating Company in accordance with the terms of the Endeavor

Operating Company Agreement, divided by (b) the per unit value of an Endeavor Operating Company Unit. At the time of this offering, assuming an initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (i) the Endeavor Profits Units shown in the table above would be exchangeable into Endeavor Operating Company Units and (ii) as described in note (1) above, the Endeavor Profits Units with performance-vesting conditions shown in the table above would not be exchangeable into any Endeavor Operating Company Units (because the initial offering price would be less than the applicable per unit vesting price).
(3)

Reflects the number of Endeavor Operating Company Units then outstanding, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at the time of this offering, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(4)

Reflects the number of Endeavor Operating Company Units that would be outstanding if all Endeavor Profits Units were exchanged into Endeavor Operating Company Units in respect of their in-the-money value, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(5)

Reflects the number of Endeavor Operating Company Units that would be outstanding if (a) the performance-based vesting conditions of Endeavor Operating Company Units and Endeavor Profits Units when such conditions were satisfied and (b) all Endeavor Profits Units were exchanged into Endeavor Operating Company Units on a one-to-one basis (regardless of their in-the-money value).

For illustrative purposes only, the following table shows how the number of economic interests in Endeavor Group Holdings would vary at various future trading prices per share of our Class A common stock after the completion of this initial public offering, assuming an offering size of $         million and the reorganization transactions, the concurrent private placements, and the UFC Buyout are completed on the basis of an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Hypothetical Price Per Share of Class A Common Stock	Endeavor Group Holdings Basic	Fully Converted Basic	Fully Converted Diluted
	Shares	Shares	Shares
	(1)	(2)	(3)
$
$
$
$
$
$

(1)	Reflects the number of shares of our Class A common stock then outstanding.
(2)

Reflects the number of shares of our Class A common stock that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A Common stock and all shares of Class B common stock were converted to Class A common stock, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(3)

Reflects the number of shares of our Class A common stock that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, assuming (a) the applicable hypothetical price per share of Class A common stock, (b) that all performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such hypothetical price per share were not exchanged for any shares of our Class A common stock, and (c) that all Endeavor Profits Units then outstanding were exchanged into Endeavor Operating Company Units in respect of their in-the-money value at such hypothetical price per share.

Ownership of Voting Rights.

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the combined voting power in Endeavor Group Holdings will be as follows:

	If the underwriters do not exercise their option to purchase additional shares of Class A common stock	If the underwriters exercise in full their option to purchase additional shares of Class A common stock
	Votes	Votes
	Total %	Total %
Investors in this offering
Investors in the concurrent private placements
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Members of Endeavor Manager (other than Endeavor Group Holdings)
Messrs. Emanuel and Whitesell, Executive Holdcos

Total

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and an offering size of $                 million, the voting rights in Endeavor Group Holdings will be owned as follows:

	Shares			Votes
	Class A	Class X	Class Y	Total	%
	(1)	(2)	(3)
Shareholders of Endeavor Group Holdings
Investors in this offering		—	—
Investors in the concurrent private placements
Silver Lake and related parties		—
Affiliates of our other pre-IPO investors		—
Sub-Total		—
Members of Endeavor Manager (other than Endeavor Group Holdings)	—		—
Sub-Total	—		—
Members of Endeavor Operating Company (other than Endeavor Manager)
Silver Lake and related parties	—
Affiliates of our other pre-IPO investors	—
Messrs. Emanuel and Whitesell and Executive Holdcos	—
Sub-Total	—

Total

(1)

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering, and in the table above, would be                 .

(2)

Members of Endeavor Manager (other than Endeavor Group Holdings) will receive one share of our Class X common stock for each Endeavor Manager Unit owned by them. Members of Endeavor Operating Company (other than Endeavor Manager) will receive one share of our Class X common stock for each Endeavor Operating Company Unit and Endeavor Profits Unit owned by them, as applicable.

(3)

Silver Lake and related parties, affiliates of certain of our other pre-IPO investors, Messrs. Emanuel and Whitesell, and Executive Holdcos will receive one share of our Class Y common stock for each share of Class A common stock, Endeavor Operating Company Unit, and Endeavor Profits Unit owned by them, as applicable.

At such time that Endeavor Profits Units are exchanged into a number of Endeavor Operating Company Units, the holders exchanging such Endeavor Profits Units will receive a number of shares of our Class X common stock and shares of our Class Y common stock such that they will hold one share of our Class X common stock and one share of Class Y common stock for each Endeavor Operating Company Unit into which such Endeavor Profits so exchanged.

The following diagram depicts our organizational structure following the reorganization transactions, the concurrent private placements, the UFC Buyout, this offering and the application of the net proceeds from this offering and the concurrent private placements (assuming an initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). For purposes of depicting ownership of voting power in Endeavor Group Holdings, the below diagram takes into account shares of Class X common stock and Class Y common stock held by investors in this offering and our pre-IPO equityholders (including holders of all Endeavor Manager Units and Endeavor Operating Company Units). For purposes of depicting ownership of economic interests in Endeavor Group Holdings, the below diagram does not take into account (a) any performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such initial offering price, and (b) any Endeavor Profits Units. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

(1)	Other pre-IPO investors include Jasmine Ventures Pte Ltd. and Canada Pension Plan Investment.

(2)

Endeavor Manager members include current senior officers, including Jason Lublin, Mark Shapiro, Seth Krauss, and Christian Muirhead, employees, former employees and other service providers of Endeavor Operating Company.

Endeavor Group Holdings is a holding company and, immediately after the consummation of the reorganization transactions and this offering, our principal asset will be our indirect ownership interests in Endeavor Operating Company. The total number of Endeavor Operating Company Units and Endeavor Profits Units indirectly owned by us, the other members of Endeavor Manager and the members of Endeavor Operating Company (other than Endeavor Manager) at any given time will equal the sum of the outstanding shares of our Class A common stock, Class B common stock, Class C common stock and our Class X common stock. For additional information regarding our stockholders and the holders of Endeavor Operating Company Units, Endeavor Profits Units and Endeavor Manager Units, see “Organizational Structure” and “Principal Stockholders.”

Exchange Mechanics

Following this offering, the members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem any or all of their Endeavor Operating Company Units (and paired shares of Class X common stock) in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings. Upon the disposition of the Class A common stock received by members of Endeavor Operating Company from the exchange of their Endeavor Operating Company Units (and corresponding cancelation of paired shares of Class X common stock), or a Triggering Event (as defined below), any shares of Class Y common stock that are paired with such Class A common stock as a result of the redemption or exchange will be cancelled/redeemed for no consideration.

Following this offering, the members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem any or all of their vested Endeavor Manager Units (and paired shares of Class X common stock) in exchange for, at our election, either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings.

Proceeds

We estimate that our net proceeds from this offering and the concurrent private placements will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters’ option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $         million of net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to (1) use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) and holders of UFC Profit Units at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering and (2) contribute $         million of the net proceeds from this offering and the concurrent private placements to Endeavor Manager (or $         million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our

Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering and the concurrent private placements (which we estimate will be approximately $        million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units.

Tax Receivable Agreement

In connection with the transactions described herein, we will acquire existing equity interests in Endeavor Operating Company held by certain of our pre-IPO investors in exchange for the issuance of shares of our Class A common stock, Class Y common stock and rights to receive payments under a tax receivable agreement and will acquire certain existing interests in Endeavor Operating Company (or of UFC Parent) from certain of the Other UFC Holders (or their affiliates) in exchange for cash and rights to receive payments under the tax receivable agreement. As a result of these acquisitions, we will succeed to certain tax attributes of certain of our pre-IPO investors and will receive the benefit of tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries. In addition, redemptions or exchanges of Endeavor Operating Company Units in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges. We intend to enter into a tax receivable agreement with certain of our pre-IPO investors and certain affiliates of our pre-IPO investors, including certain affiliates of Silver Lake and certain management holding vehicles (or their members), and certain of the Other UFC Holders, whom we refer to collectively as the “Post-IPO TRA Holders,” that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of certain tax attributes and tax attributes resulting from payments made under the tax receivable agreement. See “Organizational Structure—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Our Principal Equityholders

Following the completion of the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering, Messrs. Emanuel and Whitesell and entities controlled by Messrs. Emanuel and Whitesell, together with certain affiliates of Silver Lake that will be our stockholders upon the completion of this offering (the “Silver Lake Equityholders”), as a group, will control approximately     % of the combined voting power of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will collectively control, as a group, more than 50% of the combined voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for Exchange-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange. See “Management—Controlled Company,” “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.

Mr. Emanuel has successfully served as our Co-Chief Executive Officer from 2009 to 2017 and as our Chief Executive Officer since 2017, and Mr. Whitesell has successfully served as our Co-Chief Executive Officer from

2009 to 2017 and as our Executive Chairman since 2017. Combined, Messrs. Emanuel and Whitesell have nearly 60 years of experience in the entertainment industry. Each Executive Holdco is managed by an executive committee composed of Messrs. Emanuel and Whitesell.

Silver Lake is a global technology investment firm, with more than $79 billion in combined assets under management and committed capital, and a team of investment and operating professionals based in North America, Europe and Asia.

Corporate Information

We were formed as a Delaware corporation in January 2019. We have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions and this offering. Our corporate headquarters are located at 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210, and our telephone number is (310) 285-9000. Our website address is www.endeavorco.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters the right to purchase an additional shares of Class A common stock from us within 30 days from the date of this prospectus.

Class A common stock and Class B common stock sold in the concurrent private placements	Immediately subsequent to the closing of this offering, and subject to certain conditions to closing as described in the section titled “Concurrent Private Placements,” the private placement investors will purchase in the aggregate of shares of our common stock, which, based on the midpoint of the public offering price range set forth on the cover page of this prospectus, we estimate to be shares of our Class A common stock and shares of our Class B common stock from us in a private placement at a price per share equal to $24.00. Additionally, the Company has the option to designate certain of the Private Placement Investors to purchase Class A common stock directly from certain of its investors at a price per share of $24.00, with the number of shares being purchased from such existing investors reducing the number of shares of Class A common stock purchased from the Company in the concurrent private placements.

The net proceeds to us from this concurrent private placement will be $ million. Additionally, we have the option to designate certain of the Private Placement Investors to purchase Class A common stock directly from certain of our existing investors that sign a joinder to the Subscription Agreement at a price per share of $24.00, with the number of shares being purchased from such investors reducing the number of shares of Class A common stock purchased from us in the concurrent private placements. We will not receive any proceeds with respect to the shares that will be sold by certain of our investors. Our agreement with the private placement investors will also require us to, within 60 days following the closing of this offering, register their shares of Class A common stock and shares of Class A common stock issuable upon conversion of their shares of Class B common stock on a Form S-1 registration statement. The sale of the shares in the private placements are contingent upon the completion of this offering.

Class A common stock to be outstanding immediately after this offering and the concurrent private placements	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

If, immediately after this offering, the concurrent private placements and the application of the net proceeds from this offering and the concurrent private placements, all of the members of Endeavor

Operating Company and Endeavor Manager were to elect to have their Endeavor Operating Company Units or Endeavor Manager Units, as applicable, and corresponding shares of Class X common stock, redeemed and we elected to redeem such units in exchange for shares of our Class A common stock shares of our Class A common stock would be outstanding ( % of which would be owned by non-affiliates of the Company) ( shares ( % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering and the concurrent private placements	Shares. Shares of our Class B common stock have economic but no voting rights (except as required by applicable law). Shares of our Class B common stock are automatically convertible into shares of our Class A common stock immediately after the resale of such shares to an unaffiliated third party.

Class C common stock to be outstanding immediately after this offering and the concurrent private placements	None. Shares of our Class C common stock have economic but no voting rights (except as required by applicable law).

Class X common stock to be outstanding immediately after this offering and the concurrent private placements	shares. Shares of our Class X common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in the reorganization transactions and the UFC Buyout to the members of Endeavor Manager (other than Endeavor Group Holdings) in an amount equal to the number of Endeavor Manager Units held by such persons and to other members of Endeavor Operating Company in an amount equal to the number of Endeavor Operating Company Units and Endeavor Operating Company Profits Units held by such persons. When a member of Endeavor Manager exercises its right from time to time to cause Endeavor Manager to redeem any or all of its Endeavor Manager Units as described elsewhere in this prospectus, a corresponding number of shares of our Class X common stock held by such member will be simultaneously cancelled. When a holder of Endeavor Operating Company Units exercises its right from time to time to cause Endeavor Operating Company to redeem any or all of its Endeavor Operating Company Units as described elsewhere in this prospectus, a corresponding number of shares of our Class X common stock held by such member will be simultaneously canceled.

Class Y common stock to be outstanding immediately after this offering and the concurrent private placements shares. Shares of our Class Y common stock have voting but not economic rights (including rights to dividends and distributions upon liquidation). We will issue shares of our Class Y common stock to affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake, in consideration for Endeavor Operating Company Units acquired by Endeavor Group Holdings from such pre-IPO investors in the reorganization transactions and the UFC Buyout. We will also issue paired shares of our Class Y common stock to certain other holders of Endeavor Operating Company Units and Endeavor Operating Company Profits Units (other than Endeavor Manager), equal to the number of Endeavor Operating Company Units and Endeavor Operating Company Profits Units held. See “Organizational Structure.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering, the concurrent private placements and the UFC Buyout and the application of the net proceeds from this offering and the concurrent private placements (or % if the underwriters exercise their option to purchase additional shares in full).

Shares of our Class B and Class C common stock do not entitle holders to any voting rights (except as required by applicable law).

Each share of our Class X common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering, the concurrent private placements and the UFC Buyout and the application of the net proceeds from this offering and the concurrent private placements (or % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class Y common stock entitles its holder to 20 votes per share, representing an aggregate of % of the combined voting power of our outstanding common stock upon the completion of this offering, the concurrent private placements and the UFC Buyout and the application of the net proceeds from this offering and the concurrent private placements (or % if the underwriters exercise their option to purchase additional shares in full).

All classes of our common stock with voting rights generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Redemption rights

The members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem any or all of their Endeavor Operating Company Units, (and paired shares of Class X common stock), in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings. Upon the disposition of the Class A common stock received by members of

Endeavor Operating Company from the exchange of their Endeavor Operating Company Units (and paired shares of Class X common stock), or a Triggering Event, any paired shares of Class Y common stock will be cancelled/redeemed for no consideration.

The holders of Endeavor Profits Units will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into (1) a number of Endeavor Operating Company Units that will generally be equal to (a) the amount to which the holder of such Endeavor Profits Units would be entitled to receive if an amount equal to the fair market value of Endeavor Operating Company as of the date of such exchange were distributed in cash to the members of Endeavor Operating Company in accordance with the terms of the Endeavor Operating Company Agreement divided by (b) the per unit value of an Endeavor Operating Company Unit at the time of the exchange and (2) a corresponding number of shares of our Class X common stock and Class Y common stock.

The members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem any or all of their vested Endeavor Manager Units (and paired shares of our Class X common stock), in exchange for, at our election, either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings.

Each share of our Class Y common stock will automatically be canceled/redeemed (a) upon any sale or other transfer of (i) the paired Endeavor Operating Company Unit (or the paired Class A common stock in the case that the Endeavor Operating Company Unit and paired share of Class X common stock is redeemed and converted) in the case of affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake, and other holders of Endeavor Operating Company Units (other than Endeavor Manager), and (ii) those paired shares of Class A common stock, in the case of affiliates of certain other pre-IPO investors, in each case subject to certain limited exceptions, such as transfers to certain permitted transferees, or (b) upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our Class A common stock representing, and/or own securities that if redeemed for shares of our Class A common stock would represent an ownership interest in our Class A common stock representing, at least 25% of the shares of our Class A common stock owned by Messrs. Emanuel and Whitesell (or that would be owned by Messrs. Emanuel and Whitesell if all relevant securities they own were redeemed for shares of our Class A common stock), respectively, as of the completion of this offering (together with (i), a “Triggering Event”). See “Organizational Structure,” “Description of Capital Stock” and “Principal Stockholders.”

Use of proceeds	We estimate that our net proceeds from this offering and the concurrent private placements will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to (1) use $ million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering and (2) contribute $ million of the net proceeds from this offering and the concurrent private placements to Endeavor Manager (or $ million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering and the concurrent private placements (which we estimate will be approximately $ million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units. We intend to cause Endeavor Operating Company to use the net proceeds we contribute to it from this offering and the concurrent private placements for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering and the concurrent private placements for acquisitions of complementary businesses or other assets.

Dividend policy	We do not expect to pay any dividends or other distributions on our Class A common stock in the foreseeable future. We currently intend to retain future earnings. See “Dividend Policy.”

Proposed Exchange symbol	“EDR”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise or the context otherwise requires, the information in this prospectus:

•	gives effect to the reorganization transactions and the reclassification of existing ownership interests in Endeavor Operating Company into Endeavor Operating Company Units;

•	gives effect to the UFC Buyout;

•

gives effect to the issuance of an aggregate of                  shares of our Class A common stock and                  shares of our Class B common stock to the private placement investors in each case, upon the closing of the concurrent private placements;

•	assumes an initial public offering price of $ per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us;

•

excludes shares issuable pursuant to stock options, restricted stock units, or other equity-based awards with respect to an aggregate amount of                  shares of Class A common stock, that are initially reserved for issuance under the Endeavor Group Holdings, Inc. 2021 Incentive Award Plan (the “                 Incentive Award Plan”) following the completion of this offering. See “Executive Compensation—                 Incentive Award Plan;”

•	excludes shares of Class A common stock reserved for issuance upon the exchange of Endeavor Manager Units (together with corresponding shares of our Class X common stock);

•	excludes shares of Class A common stock reserved for issuance upon the exchange of Endeavor Operating Company Units (together with corresponding shares of our Class X common stock);

•

excludes                  shares of Class A common stock reserved for issuance upon the exchange of Endeavor Operating Company Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price of $         (and paired shares of Class X common stock);

•

excludes                  shares of Class A common stock reserved for issuance upon the exchange of Endeavor Operating Company Units (and paired shares of Class X common stock) issuable upon the exercise of the exchange rights of the holders of Endeavor Profits Units that will remain outstanding with a weighted-average per unit hurdle price of $         ;

•

excludes                  shares of Class A common stock reserved for issuance upon the exchange of Endeavor Operating Company Units (and paired shares of Class X common stock) issuable upon the exercise of the exchange rights of the holders of Endeavor Profits Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price of $         per unvested Endeavor Operating Company Unit and a weighted-average per unit hurdle price of $        ;

•

excludes Endeavor Phantom Units, which, at the time of this offering, and subject to certain conditions and limitations, would entitle their holders to cash equal to the value of (a)                  Endeavor Operating Company Units, assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and excluding                  Endeavor Phantom Units with performance-based vesting conditions whose vesting conditions would not be satisfied at the time of this offering assuming such initial offering price, or (b)                  Endeavor Operating Company Units, if all performance-based vesting conditions of Endeavor Phantom Units with such conditions were satisfied and all Endeavor Phantom Units that track the value of Endeavor Profits Units instead tracked the value of Endeavor Operating Company

Units on a one-to-one basis (regardless of such Endeavor Profits Units’ in-the-money value). The Company has historically settled Endeavor Phantom Units in cash, but may in its discretion settle these in Endeavor Manager Units, Endeavor Operating Company Units, or Endeavor Profits Units.

Securities Outstanding at Assumed Offering Price

Although the total number of Endeavor Operating Company Units and Endeavor Manager Units outstanding after the offering will not fluctuate based on the trading price of our Class A common stock, certain share information and information regarding Endeavor Operating Company Units and Endeavor Manager Units presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the number of Endeavor Operating Company Units and Endeavor Manager Units issued in the reorganization transactions will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class X common stock and Class Y common stock, received by members of Endeavor Manager (other than Endeavor Group Holdings) and members of Endeavor Operating Company (other than Endeavor Manager). An increase in the assumed initial public offering price would result in a decrease in the amount of Endeavor Operating Company Units and Endeavor Manager Units, and in turn, shares of Class X common stock, received by holders of Endeavor Manager Units (other than Endeavor Group Holdings) and shares of Class X common stock and Class Y common stock, as applicable, received by members of Endeavor Operating Company (other than Endeavor Manager). A decrease in the assumed initial public offering price would result in an increase in the amount of Endeavor Operating Company Units and Endeavor Manager Units, and in turn, shares of Class X common stock, received by holders of Endeavor Manager Units (other than Endeavor Group Holdings) and shares of Class X common stock and Class Y common stock, as applicable, received by members of Endeavor Operating Company (other than Endeavor Manager).

For illustrative purposes only, the table below shows the number of Endeavor Manager Units held by members of Endeavor Manager (other than Endeavor Group Holdings), Endeavor Operating Company Units held by members of Endeavor Operating Company (other than Endeavor Manager), shares of Class X common stock and Class Y common stock outstanding immediately after giving effect to the reorganization transactions, the UFC Buyout, the concurrent private placements, and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us) at various initial public offering prices:

	Class A Common Stock	Class B Common Stock	Endeavor Manager Units held by members of Endeavor Manager (other than Endeavor Group Holdings)	Endeavor Operating Company Units held by members of Endeavor Operating Company (other than Endeavor Manager)	Class X Common Stock	Class Y Common Stock
$
$

The table above excludes the following interests: (i) Endeavor Operating Company Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price; (ii) Endeavor Profits Units that will remain outstanding with a weighted-average per unit hurdle price; and (iii) Endeavor Profits Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price and a weighted-average per unit hurdle price. For illustrative purposes, the table below shows the number of such interests outstanding immediately after giving effect to the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us) at various initial public offering prices:

	Endeavor Operating Company Units (with performance-based vesting conditions)	Endeavor Profits Units (with a weighted- average per unit hurdle price)	Endeavor Profits Units (with performance- based vesting conditions and a weighted-average per unit hurdle price)
$
$

Unless we indicate otherwise throughout this prospectus or the context otherwise requires, all information in this prospectus assumes (i) there are no restrictions on the ability of holders of Endeavor Operating Company Units or Endeavor Manager Units, in each case together with corresponding shares of our Class X common stock, to exercise at any time and from time to time the redemption rights described elsewhere in this prospectus, (ii) that, in each case where a member of Endeavor Operating Company or Endeavor Manager exercises such rights to cause Endeavor Operating Company or Endeavor Manager to redeem any or all of its Endeavor Operating Company Units (and in each case paired shares of Class X common stock) or Endeavor Manager Units (and paired shares of Class X common stock), as applicable, we determine to issue shares of Class A common stock in exchange therefor, rather than redeem or exchange for cash and (iii) there will be no exchange of Endeavor Profits Units for Endeavor Operating Company Units and paired shares of Class X common stock as described in “Organizational Structure.”

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and other data for the periods presented. We were formed as a Delaware corporation in January 2019 and have not, to date, conducted any activities other than those incidental to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from Endeavor Operating Company’s audited consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 give effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreement with the Post-IPO TRA Holders, (iii) the adoption of the                  Incentive Award Plan, the expected issuance of the IPO grants upon the completion of this offering, and the modification of certain pre-IPO equity-based awards, (iv) the concurrent private placements and the application of the net proceeds from the concurrent private placements as described under “Use of Proceeds,” (v) the UFC Buyout, and (vi) this offering and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on January 1, 2020. The unaudited pro forma consolidated balance sheet as of December 31, 2020 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the acquisition or creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreement with the Post-IPO TRA Holders, (iii) the adoption of the                  Incentive Award Plan, the expected issuance of the IPO grants upon the completion of this offering, and the modification of certain pre-IPO equity-based awards, (iv) the concurrent private placements and the application of the net proceeds from the concurrent private placements as described under “Use of Proceeds,” (v) the UFC Buyout, and (vi) this offering and the application of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on December 31, 2020.

The summary historical and unaudited pro forma consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Years Ended December 31,			Pro Forma Year Ended December 31,
	2018	2019	2020	2020
(In thousands, except per share data)
Revenue	$3,613,478	$4,570,970	$3,478,743
Total operating expenses	3,720,897	4,360,434	3,631,961

Operating (loss) income from continuing operations	(107,419)	210,536	(153,218)
Interest expense, net	(277,200)	(270,944)	(284,586)
Loss from continuing operations, net of tax	(463,694)	(525,661)	(625,318)
Income (loss) from discontinued operations, net of tax (including gain on sale in 2018)	694,998	(5,000)	—
Net (loss) income	231,304	(530,661)	(625,318)
Net (loss) income attributable to non-controlling interests	(85,241)	23,158	29,616

Net income (loss) attributable to Endeavor Operating Company, LLC	$316,545	$(553,819)	$(654,934)

Loss from continuing operations attributable to non-controlling interests

Loss from continuing operations attributable to Endeavor Group Holdings, Inc.

Pro forma loss per share data:
Basic and diluted loss per share of Class A common stockholders:
Continuing operations:
Basic
Diluted
Continuing operations attributable to Endeavor Group Holdings, Inc.:
Basic
Diluted
Weighted average number of shares used in computing loss per share
Basic
Diluted
Selected Other Data:
Adjusted EBITDA(1)	$551,086	$733,503	$583,550
Net income (loss) margin	6.4%	(11.6)%	(18.0)%
Adjusted EBITDA margin(1)	15.3%	16.0%	16.8%
Adjusted Net Income(1)	$100,117	$240,868	$95,793

Consolidated Balance Sheet Data:

	As of December 31,		Pro Forma As of December 31,
(In thousands)	2019	2020	2020
Cash and cash equivalents	$705,348	$1,008,485
Total assets	9,292,299	9,633,634
Long-term debt, including current portion	5,045,273	5,925,805
Total liabilities	7,424,214	8,478,885
Redeemable non-controlling interests	136,809	168,254
Redeemable equity	43,693	22,519
Members’ equity/shareholders’ equity	913,274	277,847
Nonredeemable non-controlling interests	774,309	686,129
Total members’/shareholders’ equity	1,687,583	963,976

(1)

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss), excluding the results of discontinued operations, income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger, acquisition and earn-out costs, certain legal costs, restructuring, severance and impairment charges, certain non-cash fair value adjustments, certain equity earnings, costs related to cancelled events recognized in excess of insurance recoveries, and other COVID-19 related expenses and certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin is a non-GAAP financial measure and is defined as Adjusted EBITDA divided by revenue.

Management believes that Adjusted EBITDA is useful to investors as it eliminates certain items identified as affecting the period-over-period comparability of our operating results, and that Adjusted EBITDA margin accordingly provides a performance margin adjusted for such items affecting comparability. Adjusted EBITDA eliminates the significant level of non-cash depreciation and amortization expense that results from our capital investments and intangible assets recognized in business combinations, and improves comparability by eliminating the significant level of interest expense associated with our debt facilities, as well as income taxes, which may not be comparable with other companies based on our tax structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate our consolidated operating performance.

Adjusted Net Income is a non-GAAP financial measure and is defined as net income (loss) attributable to Endeavor Operating Company, adjusted to exclude the results of discontinued operations and our share (excluding those relating to non-controlling interests) of the adjustments used to calculate Adjusted EBITDA, other than income taxes, net interest expense and depreciation, on an after-tax basis, the release of tax valuation allowances and other tax items.

Adjusted Net Income adjusts income or loss from continuing operations attributable to the Company for items not considered reflective of our operating performance. Management believes that such non-GAAP information is useful to investors and analysts as it provides a better understanding of the performance of our continuing operations for the periods presented and, accordingly, facilitates the development of future projections and earnings growth prospects.

Other companies may define Adjusted EBITDA, Adjusted EBITDA margin, or Adjusted Net Income differently, and as a result our measures of Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income may not be directly comparable to those of other companies. Although we use Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income should be considered in addition to, and not as a substitute for, net income (loss) in accordance with GAAP as a measure of performance. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

•

Because of these limitations, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted Net Income are not intended as alternatives to net income (loss) as an indicator of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles net (loss) income to Adjusted EBITDA:

	Years Ended December 31,
(In thousands)	2018	2019	2020
Net income (loss)	$231,304	$(530,661)	$(625,318)
(Income) loss from discontinued operations, net of tax (including gain on sale in 2018)	(694,998)	5,000	—
Provision for income taxes	88,235	3,371	8,507
Interest expense, net	277,200	270,944	284,586
Depreciation and amortization	365,959	280,749	310,883
Equity-based compensation expense(1)	149,138	101,188	91,271
Merger, acquisition and earn-out costs(2)	66,577	49,869	22,178
Certain legal costs(3)	26,677	29,681	12,520
Restructuring, severance and impairment(4)	38,363	42,441	271,868
Fair value adjustment—Droga5(5)	38,962	3,734	405
Fair value adjustment—equity investments(6)	(67,318)	11,759	469
Equity method losses—Learfield IMG College(7)	—	366,797	250,726
COVID-19 related costs(8)	—	—	13,695
Other(9)	30,987	98,631	(58,240)

Adjusted EBITDA	$551,086	$733,503	$583,550

Net income (loss) margin	6.4%	(11.6)%	(18.0)%
Adjusted EBITDA margin	15.3%	16.0%	16.8%

The following table reconciles net income (loss) to Adjusted Net Income:

	Years Ended December 31,
(In thousands)	2018	2019	2020
Net income (loss)	$231,304	$(530,661)	$(625,318)
Net loss (income) attributable to non-controlling interests	85,241	(23,158)	(29,616)

Net income (loss) attributable to Endeavor Operating Company, LLC	316,545	(553,819)	(654,934)
(Income) loss from discontinued operations, net of tax (including gain on sale in 2018)	(694,998)	5,000	—
Amortization	301,162	209,243	225,492
Equity-based compensation expense(1)	149,138	101,188	91,271
Merger, acquisition and earn-out costs(2)	66,577	49,869	22,178
Certain legal costs(3)	26,677	29,681	12,520
Restructuring, severance and impairment(4)	38,363	42,441	271,868
Fair value adjustment—Droga5(5)	38,962	3,734	405
Fair value adjustment—equity investments(6)	(67,318)	11,759	469
Equity method losses—Learfield IMG College(7)	—	366,797	250,726
COVID-19 related costs(8)	—	—	13,695
Other(9)	30,987	98,631	(58,240)
Tax effects of adjustments(10)	(9,295)	(29,757)	(25,549)
Adjustments allocated to non-controlling interests(11)	(135,990)	(93,899)	(69,272)
Valuation allowance and other tax items(12)	39,307	—	15,164

Adjusted Net Income	$100,117	$240,868	$95,793

(1)	Equity-based compensation expense represents primarily non-cash compensation expense associated with our equity-based compensation plans.

The decrease for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to fewer awards being granted in 2020. For the year ended December 31, 2019 and 2020, equity-based compensation expense primarily related to our Owned Sports Properties and Representation segments and Corporate.

The decrease for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to lower expense recorded for modifications offset by expense for new awards granted in 2019 and a full year of expense from grants awarded in 2018. In 2018 and 2019, equity-based compensation expense primarily related to our Owned Sports Properties and Representation segments and Corporate.

(2)

Includes (i) certain costs of professional advisors related to mergers, acquisitions, dispositions, or joint ventures and (ii) fair value adjustments for contingent consideration liabilities related to acquired businesses and compensation expense for deferred consideration associated with selling shareholders that are required to remain our employees.

Such costs for the year ended December 31, 2020 primarily related to professional advisor costs of approximately $13 million and primarily related to our Events, Experiences & Rights segment. Acquisition earn-out adjustments were approximately $9 million primarily related to our Representation segment.

Such costs for the year ended December 31, 2019 primarily related to our Representation segment, of which the largest component was earn-out adjustments, as well as our Events, Experiences & Rights segment, of which the largest component was professional advisor costs. Acquisition earn-out adjustments were approximately $34 million.

Such costs for the year ended December 31, 2018 primarily related to our Representation segment, of which the largest component was earn-out adjustments as well as approximately $31 million of professional advisor costs primarily related to our Representation and Events, Experiences & Rights segments. Acquisition earn-out adjustments were approximately $36 million.

(3)	Includes costs related to certain litigation or regulatory matters impacting all of our segments and Corporate.
(4)	Includes certain costs related to our restructuring activities and non-cash impairment charges.

Such costs for the year ended December 31, 2020 included approximately $220 million related to the impairment of intangible assets and goodwill, approximately $19 million related to the impairment of certain other assets and investments, and approximately $32 million for severance and restructuring expenses, in each case primarily related to COVID-19, and primarily related to our Owned Sports Properties and Events, Experiences & Rights segments and Corporate.

Such costs for the year ended December 31, 2019 included approximately $29 million related to the impairment of certain investments and approximately $14 million for severance and restructuring expenses and primarily related to our Representation and Events, Experiences & Rights segments.

Such costs for the year ended December 31, 2018 primarily related to severance and restructuring expenses, including costs related to the cessation of operations of certain events and the impairment of related assets, and had a comparable impact on our Events, Experiences & Rights and Representation segments.

(5)

Reflects the change in fair value of our investment in Droga5, which was accounted for using the fair value option through the disposal of our interest in April 2019; such non-cash fair value adjustments relate to our Representation segment; and adjustment for cash items including receipt of working capital adjustments and other amounts after disposal.

(6)

Includes the net change in fair value for certain equity investments with and without readily determinable fair values, based on observable price changes, in accordance with ASU 2016-01 and ASU 2018-03 effective January 1, 2018.

(7)

Relates to equity method losses, including impairment charges, from our investment in Learfield IMG College following the merger of our IMG College business with Learfield in December 2018. Prior to its disposal in December 2018, income or loss from our IMG College business is classified as discontinued operations.

(8)

Includes costs related to cancelled events recognized in excess of insurance recoveries of approximately $11 million and approximately $3 million of other COVID-19 related expenses that are non-recurring and incremental costs that would have otherwise not been incurred.

(9)

For the year ended December 31, 2020, other costs primarily comprised of a gain of approximately $27 million related to the consolidation of a previously held equity interest in FC Diez Media, a gain of approximately $15 million related to the sale of an investment, a gain of approximately $8 million associated with the deconsolidation of Asian Tour Media Pte. Ltd., a gain of approximately $13 million related to non-cash fair value adjustments of embedded foreign currency derivatives and approximately $3 million increase related to purchase price adjustments to deferred revenue and ticket inventory at On Location, which related primarily to our Events, Experiences & Rights segment.

For the year ended December 31, 2019, other costs primarily comprised charges of approximately $17 million related to the impairment of a note receivable due from an equity investment related to our Representation segment, approximately $39 million related to non-cash fair value adjustments of embedded foreign currency derivatives related to our Events, Experiences & Rights segment, approximately $7 million of costs associated with the refinancing of our UFC Credit Facilities, which related primarily to our Owned Sports Properties segment, charges of approximately $28 million related to our prior initial public offering costs and $5 million related to a premium on the redemption of certain equity units held by an investor, which related to Corporate.

For the year ended December 31, 2018, other costs primarily comprised charges of approximately $19 million of costs associated with the refinancing of our Credit Facilities, which related primarily to

Corporate, approximately $19 million related to the non-cash fair value adjustment of our UFC warrant liability at the Owned Sports Properties segment, as well as approximately $8 million of losses on foreign exchange transactions, which related primarily to our Events, Experiences & Rights segment and Corporate. In 2018, these charges were partially offset by approximately $18 million of a gain on disposal of a business, which related to our Representation segment.

(10)	Reflects the U.S. and non-U.S. tax impacts with respect to each adjustment noted above, as applicable.
(11)	Reflects the share of the adjustments noted above that are allocated to our non-controlling interests, net of tax.
(12)

Such items for the year ended December 31, 2020 relate to $34.3 million tax expense recorded as a result of acquisitions and subsequent tax restructurings, and the release of $19.1 million of valuation allowances on net deferred U.S. tax assets, exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes, and foreign tax credits.

Such items for the year ended December 31, 2018 relate to a $21.8 million net tax expense recorded as a result of our acquisition of NeuLion and subsequent tax restructuring and $17.5 million related to the tax impact of losses recognized on certain agreements for foreign statutory purposes, subject to limitation under foreign tax law.

RISK FACTORS

Investing in our Class A common stock involves substantial risks. You should carefully consider the following factors, together with all of the other information included in this prospectus, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus, before investing in our Class A common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. We cannot assure you that any of the events discussed below will not occur. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could adversely affect our business. Please also see “Forward-Looking Statements” for more information.

Risks Related to Our Business

The impact of the COVID-19 global pandemic could continue to materially and adversely affect our business, financial condition and results of operations.

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world implemented measures to reduce the spread of COVID-19. Numerous state and local jurisdictions, including in markets where we operate, imposed “shelter-in-place” orders, quarantines, travel restrictions, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, the federal and state governments in the United States imposed social distancing measures and restrictions on movement, at times only allowing essential businesses to remain open and restricting or regulating the way in which many businesses were able to operate. Such orders or restrictions resulted in work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects.

These measures began to have a significant adverse impact on our business and operations beginning in March 2020, including in the following ways: the inability to hold live ticketed PBR and UFC events and the early cancellation of the 2019-2020 Euroleague season adversely impacted our Owned Sports Properties segment; the postponement or cancellation of live sporting events and other in-person events adversely impacted our Events, Experiences & Rights segment; stoppages of entertainment productions, including film, television shows, and music events, as well as reduced corporate spending on marketing, experiential and activation, adversely impacted our Representation segment.

While activity has resumed in certain of our businesses and restrictions have been lessened or lifted—for example, major sporting events for which we have media rights have restarted without, or with limited numbers of, fans and have gradually increased permitted fan attendance, film and television productions have begun in certain areas around the world, fashion photo shoots have taken place virtually, and students have returned to IMG Academy—restrictions impacting certain of our businesses remain in effect in locations where we are operating and could in the future be reduced or increased, or removed or reinstated. As a result of this and numerous other uncertainties, including the duration of the pandemic, potential for a resurgence of cases, impact of variants, enduring and additional actions that may be taken by governmental authorities to control the spread of COVID-19, including the continuing rollout of vaccines, availability of vaccine doses to the general public, “shelter-in-place” orders, quarantines, travel restrictions, social distancing measures, immigration restrictions, additional postponements or cancellations of live sporting events and other in-person events, and changes in consumer preferences towards our business and the industries in which we operate, we are unable to accurately predict the full impact of COVID-19 on our business, results of operations, financial position and cash flows; however, its impact may be significant. The ongoing pandemic has had a significant impact on our cash flows from operations. We expect that any recovery will continue to be gradual and that the wider impact on revenue and cash flows will vary, but will generally depend on the factors listed above and the general uncertainty surrounding COVID-19.

As an example, for those live events that resume, attendance may continue at significantly reduced levels throughout 2021, and any resumption may bring increased costs to comply with new health and safety guidelines. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.” We cannot assure you that such measures and our cash flows from operations, cash and cash equivalents, or cash available under our Senior Credit Facilities (as defined below) will be sufficient to meet our working capital requirements and commitments, including long-term debt service, in the foreseeable future.

We will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. We are unable to accurately predict the ultimate impact that COVID-19 will have on our operations going forward due to the aforementioned uncertainties. We may be unable to accurately predict the impact, operating costs and effectiveness of continuing to adapt certain aspects of our business or restarting certain of our businesses that have not been fully operational during this period, or the future ways in which we will need to adapt our businesses to further changes or consumer behaviors arising out of the pandemic. In addition, any broader global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business. For instance, consumer spending may be negatively impacted by general macroeconomic conditions, including a rise in unemployment and decreased consumer confidence resulting from the pandemic. Changing consumer behaviors as a result of COVID-19 may also have a material impact on our revenue for the foreseeable future.

In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a material impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, indebtedness, and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business.

Our ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent, brands, and owners of IP we represent, and the assets we own. Our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Our operations and revenues are affected by consumer tastes and entertainment trends, including the market demand for the distribution rights to live sports events, which are unpredictable and may be affected by changes in the social and political climate, or global issues such as the COVID-19 pandemic. Changes in consumers’ tastes or a change in the perceptions of our brands and business partners, whether as a result of the social and political climate or otherwise, could adversely affect our operating results. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our services and content offerings or those of our clients and owned assets across our platform, which could have an adverse effect on our business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. We may invest in our content and owned assets, including in the creation of original content, before learning the extent to which it will achieve popularity with consumers. For example, as of December 31, 2020 we have committed to spending approximately $2.2 billion in guaranteed payments for media, event, or other representation rights and similar expenses, regardless of our ability to profit from these rights. Specifically, our results of operations have been negatively impacted in the years ended December 31, 2020 and 2019 due to the costs associated with acquired media rights to major soccer events in excess of revenue, which will continue to adversely impact our results of operations for the term of certain of these contracts, which will all expire prior to or by the end of 2026. A lack of popularity of these, our other content offerings, or our owned assets, as well as labor disputes, unavailability of a star performer, equipment shortages, cost overruns, disputes with production teams, or adverse weather conditions, could have an adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue from discretionary and corporate spending on entertainment and sports events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, and tax laws that impact companies or individuals and inflation can significantly impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the risks associated with our businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those during the COVID-19 pandemic, could have an adverse effect on our business, financial condition, and results of operations.

We may not be able to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies.

We must successfully adapt to and manage technological advances in our industry, including the emergence of alternative distribution platforms. If we are unable to adopt or are late in adopting technological changes and innovations that other entertainment providers offer, it may lead to a loss of consumers viewing our content, a reduction in revenues from attendance at our live events, a loss of ticket sales, or lower ticket fees. It may also lead to a reduction in our clients’ ability to monetize new platforms. Our ability to effectively generate revenue from new distribution platforms and viewing technologies will affect our ability to maintain and grow our business. Emerging forms of content distribution may provide different economic models and compete with current distribution methods (such as television, film, and pay-per-view (“PPV”)) in ways that are not entirely predictable, which could reduce consumer demand for our content offerings. We must also adapt to changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If we fail to adapt our distribution methods and content to emerging technologies and new distribution platforms, while also effectively preventing digital piracy, our ability to generate revenue from our targeted audiences may decline and could result in an adverse effect on our business, financial condition, and results of operations.

Because our success depends substantially on our ability to maintain a professional reputation, adverse publicity concerning us, one of our businesses, our clients, or our key personnel could adversely affect our business.

Our professional reputation is essential to our continued success and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain qualified and experienced agents, managers, and other key personnel, retain or attract agency clients or customers, or enter into multimedia, licensing, and sponsorship engagements. Our overall reputation may be negatively impacted by a number of factors, including negative publicity concerning us, members of our management or our agents, managers, and other key personnel. In addition, we are dependent for a portion of our revenues on the relationships between content providers and the clients and key brands, such as sports leagues and federations, that we represent, many of whom are significant public personalities with large social media followings whose actions generate significant publicity and public interest. Any adverse publicity relating to such individuals or entities that we employ or represent, or to our company, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination, or other misconduct, could result in significant media attention, even if not directly relating to or involving Endeavor, and could have a negative impact on our professional reputation. This could result in termination of licensing or other contractual relationships, or our employees’ ability to attract new customer or client relationships, or the loss or termination of such employees’ services, all of which could adversely affect our business, financial condition, and results of operations. Our professional reputation could also be impacted by adverse publicity relating to one or more of our owned or majority owned brands, events, or businesses.

We depend on the relationships of our agents, managers, and other key personnel with clients across many categories, including television, film, professional sports, fashion, music, literature, theater, digital, sponsorship and licensing.

We depend upon relationships that our agents, managers, and other key personnel have developed with clients across many content categories, including, among others, television, film, professional sports, fashion, music, literature, theater, digital, sponsorship, and licensing. The relationships that our agents, managers, and other key personnel have developed with studios, brands, and other key business contacts help us to secure access to sponsorships, endorsements, professional contracts, productions, events, and other opportunities for our clients. Due to the importance of those industry contacts to us, a substantial deterioration in these relationships, or substantial loss of agents, managers, or other key personnel who maintain these relationships, could adversely affect our business. In particular, our client management business is dependent upon the highly personalized relationships between our agent and manager teams and their respective clients. A substantial deterioration in the team managing a client may result in a deterioration in our relationship with, or the loss of, the clients represented by that agent or manager. The substantial loss of multiple agents or managers and their associated clients could have an adverse effect on our business, financial condition, and results of operations. Most of our agents, managers, and other key personnel are not party to long-term contracts and, in any event, can leave our employment with little or no notice. We can give no assurance that all or any of these individuals will remain with us or will retain their associations with key business contacts.

Our success depends, in part, on our continuing ability to identify, recruit, and retain qualified and experienced agents and managers. If we fail to recruit and retain suitable agents or if our relationships with our agents change or deteriorate, it could adversely affect our business.

Our success depends, in part, upon our continuing ability to identify, recruit, and retain qualified and experienced agents and managers. There is great competition for qualified and experienced agents and managers in the entertainment and sports industry, and we cannot assure you that we will be able to continue to hire or retain a sufficient number of qualified persons to meet our requirements, or that we will be able to do so under terms that are economically attractive to us. Any failure to retain certain agents and managers could lead to the loss of sponsorship, multimedia, and licensing agreements, and other engagements and have an adverse effect on our business, financial condition, and results of operations.

Our failure to identify, sign, and retain clients could adversely affect our business.

We derive substantial revenue from the engagements, sponsorships, licensing rights, and distribution agreements entered into by the clients with whom we work. We depend on identifying, signing, and retaining as clients those artists, athletes, models, and businesses whose identities or brands are in high demand by the public and, as a result, are deemed to be favorable candidates for engagements. Our competitive position is dependent on our continuing ability to attract, develop, and retain clients whose work is likely to achieve a high degree of value and recognition as well as our ability to provide such clients with sponsorships, endorsements, professional contracts, productions, events, and other opportunities. Our failure to attract and retain these clients, an increase in the costs required to attract and retain such clients, or an untimely loss or retirement of these clients could adversely affect our financial results and growth prospects. We have not entered into written agreements with many of the clients we represent. These clients may decide to discontinue their relationship with us at any time and without notice. In addition, the clients with whom we have entered into written contracts may choose not to renew their contracts with us on reasonable terms or at all or they may breach or seek to terminate these contracts. If any of our clients decide to discontinue their relationships with us, whether they are under a contract or not, we may be unable to recoup costs expended to develop and promote them and our financial results may be adversely affected. Further, the loss of such clients could lead other of our clients to terminate their relationships with us.

We derive substantial revenue from the sale of multimedia rights, licensing rights, and sponsorships. A significant proportion of this revenue is dependent on our commercial agreements with entertainment and sports events. Our failure to renew or replace these key commercial agreements on similar or better terms could have an adverse effect on our business, financial condition and results of operations.

Our business involves potential internal conflicts of interest and includes our client representation businesses representing both talent and content rights holders and distributors while our content businesses produce content, which may create a conflict of interest.

Increasingly, we must manage actual and potential internal conflicts of interest in our business due to the breadth and scale of our platform. Different parts of our business may have actual or potential conflicts of interest with each other, including our client representation, media production, events production, sponsorship, and content development businesses. Although we attempt to manage these conflicts appropriately, any failure to adequately address or manage internal conflicts of interest could adversely affect our reputation, and the willingness of clients and third parties to work with us may be affected if we fail, or appear to fail, to deal appropriately with actual or perceived internal conflicts of interest, which could have an adverse effect on our business, financial condition, and results of operations.

The markets in which we operate are highly competitive, both within the United States and internationally.

We face competition from a variety of other domestic and foreign companies. We face competition from alternative providers of the content, services, and events we and our clients offer and from other forms of entertainment and leisure activities in a rapidly changing and increasingly fragmented environment. Any increased competition, which may not be foreseeable, or our failure to adequately address any competitive factors, could result in reduced demand for our content, live events, clients, or key brands, which could have an adverse effect on our business, financial condition, and results of operations.

We depend on the continued service of the members of our executive management and other key employees, as well as management of acquired businesses, the loss or diminished performance of whom could adversely affect our business.

Our performance is substantially dependent on the performance of the members of our executive management and other key employees, as well as management of acquired businesses. We seek to acquire businesses that have strong management teams and often rely on these individuals to conduct day-to-day operations and pursue growth. Although we have entered into employment and severance protection agreements with certain members of our senior management team and we typically seek to sign employment agreements with the management of acquired businesses, we cannot be sure that any member of our senior management or management of the acquired businesses will remain with us or that they will not compete with us in the future.

The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, have a negative impact on our revenues and the effective working relationships that our executive management have developed, and cause employee morale problems and the loss of additional key employees, agents, managers, and clients.

We depend on key relationships with television and cable networks, satellite providers, digital streaming partners and other distribution partners, as well as corporate sponsors.

A key component of our success is our relationships with television and cable networks, satellite providers, digital streaming and other distribution partners, as well as corporate sponsors. We are dependent on maintaining these existing relationships and expanding upon them to ensure we have a robust network with whom we can work to arrange multimedia rights sales and sponsorship engagements, including distribution of our owned, operated, or represented events. Our television programming for our owned, operated, and represented events is distributed by television and cable networks, satellite providers, PPV, digital streaming, and other media. Because a portion of our revenues are generated, directly and indirectly, from this distribution, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us, or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our business. We regularly engage in negotiations relating to substantial agreements covering the distribution of our television programming by carriers located in the United States and abroad. We have an important relationship with ESPN as they are the exclusive domestic home to all UFC events. We have agreements with multiple PPV providers globally and distribute a portion of our owned, operated, or represented events through PPV, including certain events that are sold exclusively through PPV. Any adverse change in these relationships or agreements or a deterioration in the perceived value of our clients, sponsorships, or these distribution channels could have an adverse effect on our business, financial condition and results of operations.

Owning and managing certain events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. If the live events that we own and manage are not financially successful, our business could be adversely affected.

We act as a principal by owning and managing certain live events for which we sell media and sponsorship rights, ticketing and hospitality, such as UFC’s events, the Miami Open, the Miss Universe competition, the Professional Bull Riders’ events, and On Location’s experiences. Organizing and operating a live event involves significant financial risk as we bear all or most event costs, including a significant amount of up-front costs. In addition, we typically book our live events many months in advance of holding the event and often agree to pay a fixed guaranteed amount prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in our ability to live stream or otherwise distribute, whether as a result of technical difficulties or otherwise, we could lose a substantial amount of these up-front costs, fail to generate the anticipated revenue, and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. If we are forced to postpone a planned event, we would incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. We could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation, performers failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. We often have cancellation insurance policies in place to cover a portion of our losses if we are compelled to cancel an event, but our coverage may not be sufficient and is subject to deductibles. If the live events that we own and manage are not financially successful, we could suffer an adverse effect on our business, financial condition and results of operations.

Our recent acquisitions have caused us to grow rapidly, and we will need to continue to make changes to operate at our current size and scale. We may face difficulty in further integrating the operations of the businesses acquired in our recent transactions, and we may never realize the anticipated benefits and cost synergies from all of these transactions. If we are unable to manage our current operations or any future growth effectively, our business could be adversely affected.

Our recent acquisitions have caused us to grow rapidly, and we may need to continue to make changes to operate at our current size and scale. If we fail to realize the anticipated benefits and cost synergies from our recent acquisitions, or if we experience any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets, or any unanticipated disruptions with important third-party relationships, our business, financial condition, and results of operations could be adversely affected. Moreover, our recent acquisitions involve risks and uncertainties including, without limitation, those associated with the integration of operations, financial reporting, technologies and personnel, and the potential loss of key employees, agents, managers, clients, customers, or strategic partners. Because the integration of the businesses acquired in our recent transactions have and will require significant time and resources, and we may not be able to manage the process successfully, these acquisitions may not be accretive to our earnings and they may negatively impact our results of operations. If our operations continue to grow, we will be required, among other things, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could strain our resources and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image and reputation and could have an adverse effect on our business, financial condition, and operating results.

We may be unsuccessful in our strategic acquisitions, investments and commercial agreements, and we may pursue acquisitions, investments or commercial agreements for their strategic value in spite of the risk of lack of profitability.

We face significant uncertainty in connection with acquisitions, investments, and commercial agreements. To the extent we choose to pursue certain commercial, investment, or acquisition strategies, we may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If we identify suitable acquisition candidates, investments, or commercial partners, our ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including our ability to obtain financing on acceptable terms, requisite governmental approvals, as well as the factors discussed below. Additionally, we may decide to make or enter into acquisitions, investments, or commercial agreements with the understanding that such acquisitions, investments, or commercial agreements will not be profitable, but may be of strategic value to us. We cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

We may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring a company, making an investment or entering into a commercial agreement and, as such, may not obtain sufficient warranties, indemnities, insurance, or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on our business, operating results, or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and commercial arrangements that we may pursue could result in dilutive issuances of equity securities and the incurrence of further debt.

Our compliance with regulations may limit our operations and future acquisitions.

We are also subject to laws and regulations, including those relating to antitrust, that could significantly affect our ability to expand our business through acquisitions or joint ventures. For example, the Federal Trade

Commission and the Antitrust Division of the U.S. Department of Justice with respect to our domestic acquisitions and joint ventures, and the European Commission, the antitrust regulator of the European Union (the “E.U.”), with respect to our European acquisitions and joint ventures, have the authority to challenge our acquisitions and joint ventures on antitrust grounds before or after the acquisitions or joint ventures are completed. State agencies, as well as comparable authorities in other countries, may also have standing to challenge these acquisitions and joint ventures under state or federal antitrust law. Our failure to comply with all applicable laws and regulations could result in, among other things, regulatory actions or legal proceedings against us, the imposition of fines, penalties, or judgments against us, or significant limitations on our activities. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines, actions or legal proceedings against us. Gaming authorities may levy fines against us or seize certain of our assets if we violate gaming regulations. In addition, the regulatory environment in which we operate is subject to change. New or revised requirements imposed by governmental regulatory authorities could have adverse effects on us, including increased costs of compliance. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities.

Our business and operations are subject to a variety of regulatory requirements in the United States and abroad, including, among other things, with respect to labor, tax, import and export, anti-corruption, data privacy and protection and communications monitoring and interception. Compliance with these regulatory requirements may be onerous and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses or other authorizations required to operate our business. While we have implemented policies and procedures designed to achieve compliance with these laws and regulations, we cannot be sure that we or our personnel will not violate applicable laws and regulations or our policies regarding the same.

We and certain of our affiliates, major stockholders (generally persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities), directors, officers, and key employees are also subject to extensive background investigations and suitability standards in our businesses. Our failure, or the failure of any of our major stockholders, directors, officers, key employees, products, or technology, to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability (or the ability of any of our major stockholders, directors, officers, key employees, products, or technology) to obtain or retain required licenses and approvals in other jurisdictions.

We share control in joint venture projects, other investments, and strategic alliances, which limits our ability to manage third-party risks associated with these projects.

We participate in a number of joint ventures, other non-controlling investments, and strategic alliances and may enter into additional joint ventures, investments, and strategic alliances in the future. In these joint ventures, investments, and strategic alliances, we often have shared control over the operation of the assets and businesses. As a result, such investments and strategic alliances may involve risks such as the possibility that a partner in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position, and cash flows of our joint ventures and other investments. Any deficiencies in their internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our Class A common stock. Additionally, if our joint ventures and other investments are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Our key personnel may be adversely impacted by immigration restrictions and related factors.

Our ability to retain our key personnel is impacted, at least in part, by the fact that a portion of our key personnel in the United States is comprised of foreign nationals who are not United States citizens. In order to be legally allowed to work in the United States, these individuals generally hold immigrant visas (which may or may not be tied to their employment with us) or green cards, the latter of which makes them permanent residents in the United States.

The ability of these foreign nationals to remain and work in the United States is impacted by a variety of laws and regulations, as well as the processing procedures of various government agencies. Changes in applicable laws, regulations, or procedures could adversely affect our ability to hire or retain these key personnel and could affect our costs of doing business and our ability to deliver services to our clients. In addition, if the laws, rules or procedures governing the ability of foreign nationals to work in the United States were to change or if the number of visas available for foreign nationals permitted to work in the United States were to be reduced, our business could be adversely affected, if, for example, we were unable to retain an employee who is a foreign national.

Corresponding issues apply with respect to our key personnel working in countries outside of the United States relating to citizenship and work authorizations. Similar changes in applicable laws, regulations or procedures in those countries could adversely affect our ability to hire or retain key personnel internationally.

The business of our agents and managers and the clients we represent is international in nature and may require them to frequently travel or live abroad. The ability of our key personnel and talent to travel internationally for their work is impacted by a variety of laws and regulations, policy considerations of foreign governments, the processing procedures of various government agencies and geopolitical actions, including war and terrorism, or natural disasters including earthquakes, hurricanes, floods, fires, as well as pandemics, such as the COVID-19 pandemic. In addition, our productions and live events internationally subject us to the numerous risks involved in foreign travel and operations and also subject us to local norms and regulations, including regulations requiring us to obtain visas for our key personnel and, in some cases, hired talent. Actions by the clients we represent that are out of our control may also result in certain countries barring them from travelling internationally, which could adversely affect our business. If our key personnel and talent were prevented from conducting their work internationally for any reason, it could have an adverse effect on our business, financial condition, and results of operations.

We rely on technology, such as our information systems, to conduct our business. Failure to protect our technology against breakdowns and security breaches could adversely affect our business.

We rely on technology, such as our information systems, content distribution systems, ticketing systems, and payment processing systems, to conduct our business. This technology is vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, and vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures we take to safeguard our technology may not adequately prevent such incidents.

While we have taken steps to protect our confidential and personal information and that of our clients and other business relationships and have invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect our business operations, reputation, and client relationships. Any such breach would require us to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although we maintain an insurance policy that covers data security, privacy liability, and cyber-attacks, our insurance may not be adequate to cover losses arising from breaches or attacks on our systems. We also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Furthermore, we have a large number of operating entities throughout the world and, therefore, operate on a largely decentralized basis. We are also in the process of integrating the technology of our acquired companies. The resulting size and diversity of our technology systems, as well as the systems of third-party vendors with whom we contract, increase the vulnerability of such systems to breakdowns and security breaches. In addition, we rely on technology at live events, the failure or unavailability of which, for any significant period of time, could affect our business, our reputation and the success of our live events. We also rely on technology to provide our digital offerings, live streaming, and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in our service and to unauthorized access to, or alteration of, the content and data contained on our systems and those of our third-party vendors. Any significant interruption or failure of the technology upon which we rely, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting our business, financial condition, and results of operations.

In addition, our use of social media presents the potential for further vulnerabilities. For instance, we may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing, and swatting. While we have internal policies in place to protect against these vulnerabilities, we can make no assurances that we will not be adversely affected should one of these events occur. Additionally, there is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Unauthorized disclosure of sensitive or confidential client or customer information could harm our business and standing with our clients and customers.

The protection of our client, customer, employee, and other company data is critical to us. We collect, store, transmit, and use personal information relating to, among others, our clients, IMG Academy students, employees, consumers, and event participants. We also collect certain data through our 160over90 marketing ventures and our Endeavor Content offerings, which may include a range of talent and production information and data provided to us by our clients. During the COVID-19 pandemic, we also have been collecting certain COVID-related health and wellness information about our employees and others. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential client and customer information. Our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of client or customer information, whether by us or our third-party service providers, could damage our reputation, result in the loss of clients and customers, expose us to risk of litigation and liability or regulatory investigations or actions, disrupt our operations, and harm our business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, we may incur significant costs to change our business practices or modify our service offerings in connection with the protection of personally identifiable information.

Regulatory action for alleged privacy violations could result in significant fines.

Regulators may impose significant fines for privacy and data protection violations. Our business operations involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the E.U. As a result, our business is subject to complex and evolving U.S. and international laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business. For example, the European Union’s General Data Protection Regulation (“GDPR”) creates requirements for in-scope businesses regarding personal data, broadly defined as information relating to an identifiable person. Non-compliance with the GDPR carries significant monetary penalties of up to the higher of 4% of a company’s worldwide total revenue or €20 million. However, there can be no assurances that we will be successful in our efforts to comply with the GDPR or other privacy and data protection laws and regulations, or that violations will not occur, particularly given the complexity of both these laws and our business, as well as the uncertainties that accompany new laws. In addition, in June 2018, California passed the California Consumer Privacy Act of 2018 (the “CCPA”), which became operational on January 1, 2020 and imposes significant data privacy and potential statutory damages related to data protection for the data of California residents. The effects of this legislation potentially are far-reaching and may require us to modify our data processing practices and policies and to incur significant costs and expenses in an effort to comply. Further, on November 3, 2020, the California Privacy Rights Act (the “CPRA”) was voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023. Similar laws have been proposed in other states and at the federal level. Other international laws are also in place or pending, and such laws may have potentially conflicting requirements that would make compliance challenging.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

We have invested significant resources in brands associated with our business such as “Endeavor,” “WME,” “William Morris Endeavor,” “IMG” and “UFC” in an attempt to obtain and protect our public recognition. These brands are essential to our success and competitive position. We have also invested significant resources in the premium content that we produce.

Our trademarks and other intellectual property rights are critical to our success and our competitive position. Our intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. If we fail to maintain our intellectual property, our competitors might be able to enter the market, which would harm our business. Further, policing unauthorized use and other violations of our intellectual property is difficult, particularly given our global scope, so we are susceptible to others infringing, diluting or misappropriating our intellectual property rights. If we are unable to maintain and protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, our intellectual property is at greater risk in those countries even where we take steps to protect such intellectual property. While we believe we have taken, and take in the ordinary course of business, appropriate available legal steps to reasonably protect our intellectual property, we cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to some of our intellectual property or third-party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe, misappropriate or dilute upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against us by any third party is successful, if we are required to indemnify a third party with respect to a claim, or if we are required to, or decide to, cease use of a brand, rebrand or obtain non-infringing intellectual property (such as through a license), it could result in harm to our competitive position and could adversely affect our business and financial condition.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage our business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. The success of our streaming video solutions (e.g. FIGHT PASS) is directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that we develop may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, our intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy can result in us losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks. Because we rely heavily on the licensing of trademarks, we are at risk of losing rights in the event of a bankruptcy.

As a result of our operations in international markets, we are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we have international operations or into which we may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	less sophisticated legal systems in some foreign countries, which could impair our ability to enforce our contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or on a cost—efficient basis.

If our goodwill or intangible assets become impaired, we may be required to record an additional significant charge to earnings.

We review our goodwill for impairment annually as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. In the year ended December 31, 2020, we recorded $220.5 million of goodwill and intangible asset impairment charges primarily at our Events, Experiences & Rights segment, driven by lower projections as a result of the impact of COVID-19 and restructuring in certain of our businesses. In the future, any further impacts to our business, including as a result of COVID-19, could result in additional impairments and additional significant charges to earnings. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.”

Participants and spectators in connection with our live entertainment and sports events are subject to potential injuries and accidents, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live entertainment and sports events, causing a decrease in our revenue.

There are inherent risks to participants and spectators involved with producing, attending, or participating in live entertainment and sports events. Injuries and accidents have occurred and may occur from time to time in the future, which could subject us to substantial claims and liabilities for injuries. Incidents in connection with our entertainment and sports events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenues. There can be no assurance that the insurance we maintain will be adequate to cover any potential losses. The physical nature of many of our live sports events exposes the athletes that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of our live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we may seek coverage under our accident insurance policies, if available, or our general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by our policies, we may self-insure medical costs for athletes for such injuries. Liability to us resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by our insurance, could adversely affect our business, financial condition, and operating results.

We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.

Our operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing laws for talent agencies, such as California’s Talent Agencies Act and the New York General Business Law;

•	licensing laws for athlete agents;

•	licensing laws for the promotion and operation of MMA events;

•	licensing laws for the supply of sports betting data, gaming software, and other products to gambling operators;

•	licensing, permitting and zoning requirements for operation of our offices, locations, venues, and other facilities;

•	health, safety, and sanitation requirements;

•	the service of food and alcoholic beverages;

•	the welfare and protection of animals;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

•	human rights and human trafficking, including compliance with the U.K. Modern Slavery Act and similar current and future legislation;

•	our employment of youth workers and compliance with child labor laws;

•	compliance with the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995;

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compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and similar regulations in other countries, which prohibit U.S. companies and their intermediaries from engaging in bribery or other prohibited payments to foreign officials and require companies to keep books and records that accurately and fairly reflect the transactions of the company and to maintain an adequate system of internal accounting controls;

•	compliance with applicable antitrust and fair competition laws;

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compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or restrict our ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by us to comply with these laws and regulations could result in increased fines or proceedings against us. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs, or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live events for incidents that occur at our events, particularly relating to drugs and alcohol or the spread of the COVID-19 virus.

In the United States and certain foreign jurisdictions, we may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of our business. In particular, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for us to promote and conduct our live events and productions. In the event that we fail to comply with the regulations of a particular jurisdiction, whether through our acts or omissions or those of third parties, we may be prohibited from promoting and conducting our live events and productions in that jurisdiction. The inability to present our live events and productions in jurisdictions could lead to a decline in various revenue streams in such jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations.

We operate in a number of countries which are considered to be at a heightened risk for corruption. Additionally, we operate in industry segments, such as sports marketing, that have been the subject of past anti-corruption enforcement efforts. As a global company, a risk exists that our employees, contractors, agents, or managers could engage in business practices prohibited by applicable U.S. laws and regulations, such as the FCPA, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials and others, such as the U.K. Bribery Act. There can be no guarantee that our compliance programs will prevent corrupt business practices by one or more of our employees, contractors, agents, managers, or vendors, or that regulators in the U.S. or in other markets will view our program as adequate should any such issue arise.

We are also required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where we do business, which may restrict our transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, we are not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services, or technology from, or engage in transactions with, individuals and entities subject to sanctions. While we believe we have been in compliance with sanctions requirements, there can be no guarantee that we will remain in compliance. Any violation of anti-corruption or sanctions laws could result in fines, civil and criminal sanctions against us or our employees, prohibitions on the conduct of our business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations.

In addition, following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period that expired on December 31, 2020. The United Kingdom will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal. The developments, or the perception that any of them could occur, may result in increased legal and regulatory complexities, potential higher costs of conducting business in Europe as well as less demand for concerts and other live entertainment in the United Kingdom and the E.U. Brexit has also contributed to significant volatility and uncertainty in global stock markets and currency exchange rates, and such volatility could continue to occur as the negotiation process progresses.

We are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate. We are also signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of some of our services. Our clients are also members of certain unions and guilds that are signatories to collective bargaining agreements. Any expiration, termination, revocation or non-renewal of these franchises, collective bargaining agreements, or licenses and any work stoppages or labor disturbances could adversely affect our business.

Certain of our business, clients, or employees at some of the locations in which we operate are subject to collective bargaining and/or franchise agreements. These collective bargaining and/or franchise agreements regularly expire and require negotiation in the ordinary course of business. Upon the expiration of any of these collective bargaining and/or franchise agreements, however, we, the trade associations with which we are affiliated, and/or our clients’ unions may be unable to negotiate new collective bargaining and/or franchise agreements on satisfactory terms or at all. Our operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating. Certain of such unions and guilds have in the past gone on strike, and in the future may do so again. In addition, our operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize one or more groups of employees (even if not employed by us) at a venue even though we do not currently have unionized labor at that venue. There have also been efforts to unionize the MMA athletes that participate in UFC’s events. A work stoppage at one or more of our operated venues or at our promoted events could have an adverse effect on our business, financial condition and results of operations. We cannot predict the effect that a potential work stoppage would have on our business.

We are party to certain collective bargaining agreements that require contributions to various multiemployer pension, health, and welfare plans that cover unionized employees. Required contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to the Employee Retirement Income Security Act of 1974, as amended, which requires additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. In addition, we may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned multiemployer pension liabilities could have an adverse effect on our business, financial condition, and results of operations.

Our talent agency business is and was signatory, through a trade association, The Association of Talent Agents (“ATA”), to certain franchise agreements with the unions and guilds that represent certain of its clients (for example, with the Directors Guild of America). The agency is also subject to licensing and other requirements of certain states in which we operate. Our ability to maintain, renew, or operate without such licenses and franchises is not guaranteed. For example, the Writer’s Guild of America East and the Writer’s Guild of America West (collectively, the “WGA”), terminated its previous 1976 franchise agreement, the Artists’ Manager Basic Agreement, with the ATA, effective April 6, 2019 and while the parties were attempting to negotiate a new franchise agreement, the WGA instructed its members to terminate writing representation services. Furthermore, the WGA and certain writers filed a lawsuit in state court in California against WME and other talent agencies alleging, among other things, breach of fiduciary duty and unfair competition under California law (the “State Court Action”). In addition, on June 24, 2019, WME filed a lawsuit in federal court in California against the WGA alleging violations of Section 1 of the Sherman Act (the “Federal Court Action”). In August 2019, the WGA voluntarily dismissed the State Court Action and instead refiled its claims as counterclaims in the Federal Court Action. The WGA claims included breach of fiduciary duty, unfair competition, violations of Section 1 of the Sherman Act, violations of the California Cartwright Act and RICO, among others. The case was resolved and dismissed with prejudice upon WME signing a new franchise agreement and side letter directly with the WGA on February 5, 2021 (the “Franchise Agreements”).

The Franchise Agreements include terms that prohibit WME from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement (any such entity or individual, a “Restricted Production Entity” and the restrictions set forth in clause (b), the “Restricted Production Entity Limit”). The Franchise Agreements provide for a transition period (the “Transition Period”) for WME to come into compliance with certain of its provisions, including the Restricted Production Entity Limit. During the term of the Franchise Agreements, until we are in compliance, the Franchise Agreements require that we place into escrow (i) Endeavor Content’s after-tax gross profits from the production of works written by WGA members under a WGA collective bargaining agreement and (ii) WME’s after-tax writer commissions and package fees received in connection with such Endeavor Content productions.

Given Endeavor’s current ownership of certain Restricted Production Entities exceeds 20% (including with respect to certain portions of the Endeavor Content business), we will need to reduce our ownership in those Restricted Production Entities to 20% or less by the end of the Transition Period in order to come into compliance and not be in violation of the Franchise Agreements. The potential consequences of any failure to comply may include, among other things, failure to access such escrowed funds during the term until we are in compliance, WGA’s termination of the Franchise Agreements, and, as a result, WGA member clients’ termination of WME as their agency for writing representation services.

Furthermore, the Restricted Production Entity Limit set forth in the Franchise Agreements applies to WME, its agents, employees, partners, principals and shareholders, other than a de minimis holder of general stock (defined as a shareholder that (i) does not hold more than 5% of Endeavor and (ii) does not have voting or other control of the operation or management of Endeavor (a “De Minimis Shareholder”)). We do not have control over who acquires our shares in the public markets, and cannot limit the percentage of our shares held by any given shareholder. In the event that a shareholder of the Company (other than a De Minimis Shareholder) acquires a greater than 20% ownership or other financial interest in a Restricted Production Entity, we would also be in violation of the Franchise Agreements and the potential consequences set forth above would similarly apply.

The outcome of any similar disputes with unions or guilds that represent our clients, including the commercial landscape that will exist in the future with our clients after such disputes, could have an adverse effect on our business. As with the WGA dispute, any revocation, non-renewal or termination of our or our clients’ franchises or licenses, including but not limited to the Franchise Agreements, including the limitation on our client representation business’ ability to generate new future packaging revenues or its ability to affiliate with other Endeavor companies that produce content, or any disputed application of, or unexpected change in franchise or licensing requirements (whether applicable to us, our clients or otherwise), could have an adverse effect on our business, financial condition, and results of operations.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing, whether in connection with our capital improvements, acquisitions, or otherwise. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. For example, if borrowings available under our first lien credit agreement entered into by certain of our subsidiaries in May 2014 in connection with the acquisition of IMG (as amended, restated, modified and/or supplemented from time to time, the “Credit Facilities”) and UFC Holdings, LLC’s term loan and revolving credit facilities (the “UFC Credit Facilities” and, collectively with the Credit Facilities, the “Senior Credit Facilities”), or borrowings under certain of our other debt facilities, are insufficient or unavailable at a reasonable cost, we may be required to adopt one or more alternatives to raise cash, such as incurring additional indebtedness, selling our assets, seeking to raise additional equity capital, or restructuring, which alternatives may not be available to us on favorable terms when required, or at all. Any of the foregoing could have a material adverse effect on our business. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our then existing stockholders may experience dilution.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings could result in material liability to us or have a negative impact on our reputation or relations with our employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. UFC is currently named in five related class-action lawsuits filed against it alleging that UFC violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters’ services. Additionally, IMG is currently named in four claims against it in Milan, Italy alleging anti-competitive practices. See “Business—Legal Proceedings.” If we are unable to resolve these or other matters favorably, our business, operating results, and our financial condition may be adversely affected.

In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on our business, financial condition, and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could have an adverse effect on our business, results of operations, and financial condition.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our indirect equity interests in Endeavor Operating Company and, accordingly, we are dependent upon distributions from Endeavor Operating Company to pay taxes and other expenses.

We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our indirect ownership of Endeavor Operating Company. See “Organizational Structure.” We have no independent means of generating revenue. As the indirect sole managing member of Endeavor Operating Company, we intend to cause Endeavor Operating Company to make distributions to its equityholders, including the members of Endeavor Operating Company (including Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company. As the sole managing member of Endeavor Manager, we intend to cause Endeavor Manager, to the extent it is able, to make non-pro rata distributions to us such that we will be able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreement we intend to enter into as part of the reorganization transactions and other costs or expenses, but we will be limited in our ability to cause Endeavor Operating Company to make distributions to its equityholders (including for purposes of paying corporate and other overhead expenses and dividends) under the Senior Credit Facilities. In addition, certain laws and regulations may result in restrictions on Endeavor Manager’s ability to make distributions to us, Endeavor Operating Company’s ability to make distributions to its equityholders, or the ability of Endeavor Operating Company’s subsidiaries to make distributions to it.

To the extent that we need funds and Endeavor Manager, Endeavor Operating Company or Endeavor Operating Company’s subsidiaries are restricted from making such distributions, under applicable law or regulation, as a result of covenants in the Senior Credit Facilities or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and, as a result, could suffer an adverse effect on our liquidity and financial condition. In certain situations, including where Endeavor Operating Company does not have sufficient cash to make tax distributions to all of its members in the full amount provided for in the Endeavor Operating Company Agreement, tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors. Tax distributions will generally be treated as advances of other distributions made under the Endeavor Operating Company Agreement.

Under the limited liability company agreement of Endeavor Operating Company (the “Endeavor Operating Company Agreement”), we expect Endeavor Operating Company, from time to time, to make distributions in cash to its equityholders, including the members of Endeavor Operating Company (including the Endeavor Profits Units holders) and Endeavor Manager, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Endeavor Operating Company. We further expect that, under the limited liability company agreement of Endeavor Manager (the “Endeavor Manager LLC Agreement”), Endeavor Manager may make non-pro rata distributions in cash to us using the proceeds it receives from any such tax distributions by Endeavor Operating Company. As a result of (i) potential differences in the amount of net taxable income indirectly allocable to us and to Endeavor Operating Company’s other equityholders, (ii) the lower tax rate applicable to corporations as opposed to individuals and (iii) the favorable tax benefits that we anticipate from (a) redemptions or exchanges of Endeavor Operating Company Units (and paired shares of Class X common stock), in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, (b) payments under the tax receivable agreement and (c) the acquisition of interests in Endeavor Operating Company from its equityholders (other than Endeavor Group Holdings and Endeavor Manager), we expect that these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Endeavor Operating Company Units or Endeavor Manager Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such cash as dividends on our Class A common stock and instead, for example, hold such cash balances, or lend them to Endeavor Operating Company, this may result in shares of our Class A common stock increasing in value relative to the value of Endeavor Operating Company Units. The holders of Endeavor Operating Company Units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their Endeavor Operating Company Units (and paired shares of Class X common stock).

We are controlled by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, whose interests in our business may be different than yours, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will, as a group, control approximately     % of the combined voting power of our common stock (or     % if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of their ownership of shares of our Class A common stock and Class X common stock, each share of which is entitled to 1 vote on all matters submitted to a vote of our stockholders, and Class Y common stock, each share of which is entitled to 20 votes on all matters submitted to a vote of our stockholders.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will collectively have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our by-laws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of our Company, and may make some transactions more difficult or impossible without the support of Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, even if such events are in the best interests of minority stockholders. This concentration of voting power may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class Y common stock each have 20 votes per share on matters submitted to a vote of our stockholders, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will be able to control our Company as long as they own Class Y common stock representing more than a majority of the total voting power of our issued and outstanding common stock, voting together as a single class. Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will continue to control the outcome of matters submitted to stockholders so long as they collectively hold                  shares of Class Y common stock, which represents     % of the outstanding shares of all our common stock outstanding upon the closing of this offering. Holders of Class Y common stock would continue to control the outcome of matters submitted to stockholders where Class Y common stock represents     % of the outstanding shares of all our common stock.

Additionally, prior to a Triggering Event, pursuant to Section 141(a) of the Delaware General Corporation Law (“DGCL”), the Executive Committee will have all of the power and authority (including voting power) of the board of directors. The Executive Committee will have the authority to approve any actions of the Company, except for matters that must be approved by the Audit Committee of the board (or both the Executive Committee and the Audit Committee), or by a committee qualified to grant equity to persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for purposes of exempting transactions pursuant to Section 16b-3 thereunder, or as required under Delaware law, SEC rules and the rules of the Exchange. The Executive Committee will consist of Messrs. Emanuel and Whitesell and two directors nominated to our board of directors by the Silver Lake Equityholders. The Executive Committee will further delegate to Messrs. Emanuel and Whitesell the authority to manage the business of the Company with power and authority to approve any actions of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and the rules of the Exchange. See “Management—Structure of the Board of Directors.”

Messrs. Emanuel’s and Whitesell’s, Executive Holdcos’, and the Silver Lake Equityholders’ interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders hold part of their economic interest in our business through Endeavor Operating Company, rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders may have different tax positions from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Messrs. Emanuel’s and Whitesell’s, Executive Holdcos’, and the Silver Lake Equityholders’ significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation will contain provisions that will become operative following a Triggering Event and that will have a similar effect to Section 203 of the DGCL, except that they provide that Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders and their respective affiliates and direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended certificate of incorporation will provide that, to the fullest extent permitted by law, Endeavor Group Holdings renounces any interest or expectancy in a transaction or matter that may be a corporate opportunity for Endeavor Group Holdings and Messrs. Emanuel and Whitesell (other than in their capacity as officers and employees of the Company), Executive Holdcos, the Silver Lake Equityholders, or any of our non-employee directors have no duty to present such corporate opportunity to Endeavor Group Holdings and they may invest in competing businesses or do business with our clients or customers. To the extent that Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, or our non-employee directors invest in other businesses, they may have differing interests than our other stockholders. In addition, we may in the future partner with or enter into transactions with our pre-IPO investors or their affiliates, including with respect to future investments, acquisitions, and dispositions.

For additional information regarding the share ownership of, and our relationship with, the Silver Lake Equityholders, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We cannot predict the impact our capital structure and the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indices, stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indices, stated that companies with multiple share classes will not be eligible for certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We have a substantial amount of indebtedness, which could adversely affect our business.

As of December 31, 2020, we had an aggregate of $5.7 billion outstanding indebtedness under our Senior Credit Facilities, with the ability to borrow up to approximately $207.2 million more under revolving credit facilities under our Senior Credit Facilities, consisting primarily of availability under the UFC Credit Facilities. Additionally, as of December 31, 2020, we had certain other revolving line of credit facilities and long-term debt liabilities, primarily related to Endeavor Content, with total committed amounts of $240.0 million, of which $185.4 million was outstanding and $11.7 million was available for borrowing based on the supporting asset base, and similar to our Senior Credit Facilities, these facilities include restrictive covenants that may restrict certain business operations of the respective businesses who have borrowed from these facilities.

If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

This substantial amount of indebtedness could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures or other purposes;

•	require us to refinance in order to accommodate the maturity of the term loans under our Credit Facilities in 2025 and the term loans under our UFC Credit Facilities in 2026;

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage compared to competitors who may have proportionately less indebtedness;

•	increase our cost of borrowing and cause us to incur substantial fees from time to time in connection with debt amendments or refinancings; and

•

limit our ability to obtain necessary additional financing for working capital, capital expenditures, or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities, and react in an extended economic downturn.

Despite this substantial indebtedness, we may still have the ability to incur significantly more debt. The incurrence of additional debt could increase the risks associated with this substantial leverage, including our ability to service this indebtedness. In addition, because a portion of the borrowings under our credit facilities bear interest at a variable rate, our interest expense could increase, exacerbating these risks. Of the aggregate principal balance of $5.7 billion outstanding under the Senior Credit Facilities as of December 31, 2020, $1.5 billion has been fixed through interest rate swaps leaving $4.2 billion of floating rate debt under those facilities. A 1% increase in the interest rates charged on the outstanding amount of our floating rate debt would increase our annual interest expense by $42 million.

Restrictive covenants in the Senior Credit Facilities may restrict our ability to pursue our business strategies.

The credit agreements governing the terms of the Senior Credit Facilities restrict, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens, and affiliate transactions. The Senior Credit Facilities also contain customary events of default, including a change in control. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully. Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the entertainment and sports industry. Our ability to comply with these covenants is subject to certain events outside of our control. Additionally, we have in the past, and may in the future need to amend or obtain waivers to our existing covenants, and cannot guarantee that we will be able to obtain those amendments or waivers on commercially reasonable terms or at all. If we are unable to comply with these covenants, the lenders under the Senior Credit Facilities could terminate their commitments and accelerate repayment of our outstanding borrowings, which also may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms, or at all. We have pledged a significant portion of our assets as collateral under our Senior Credit Facilities. If we are unable to repay our outstanding borrowings when due, the lenders under the Senior Credit Facilities will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have an adverse effect on our business, financial condition, and operating results.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Our ability to make payments on, or to refinance our respective obligations under, our indebtedness will depend on future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors. Many of these factors are beyond our control. Additionally, the terms of the UFC Credit Facilities restrict the ability of our UFC subsidiaries to make distributions to us, which may limit us from using funds from our UFC subsidiaries to make payments on our indebtedness under the Credit Facilities. Our consolidated cash balance also includes cash from other consolidated non-wholly owned entities, such as our Endeavor China business. These businesses may have restrictions in their ability to distribute cash to the rest of the company, including under the terms of applicable operating agreements or debt agreements, which may require the approval of certain of our investors based on the timing and amount of distribution. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity.

We will be exempt from certain corporate governance requirements since we will be a “controlled company” within the meaning of the Exchange rules, and as a result our stockholders will not have the protections afforded by these corporate governance requirements.

Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will control, as a group, more than 50% of our combined voting power upon the completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the Exchange rules and corporate governance standards, and therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of the Exchange, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders no longer control, as a group, more than 50% of our combined voting power. Each member of our control group holds Class A common stock and Class X common stock, each of which has 1 vote per share, and Class Y common stock, which has a 20-vote per share feature. See “Management—Controlled Company.” The shares of Class Y common stock held by our control group will be canceled/redeemed for no consideration upon the earlier of (i) the disposition of (a) the paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) and (b) the shares of Class A common stock (as a result of a redemption of paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock)) paired with such Class Y common stock, as applicable, and (ii) with respect to all shares of Class Y common stock, a Triggering Event. Because there is no time-based sunset date for our Class Y common stock, we may continue to be a controlled company indefinitely.

We will be required to pay certain of our pre-IPO investors, including certain Other UFC Holders, for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant.

In connection with the transactions contemplated by this offering, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in exchange for the issuance of shares of our Class A common stock, Class Y common stock and rights to receive payments under the tax receivable agreement and will acquire certain existing interests in Endeavor Operating Company (or in UFC Parent) from certain of the Other UFC Holders in exchange for cash and rights to receive payments under the tax receivable agreement. As a result of these acquisitions, we will succeed to certain tax attributes of certain of our pre-IPO investors and will receive the benefit of tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries. In addition, redemptions or exchanges of Endeavor Operating Company Units from members of

Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges.

We intend to enter into the tax receivable agreement with the Post-IPO TRA Holders that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of (i) any tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries resulting from (a) the acquisition of equity interests in Endeavor Operating Company from certain of our pre-IPO investors and the acquisition of interests in Endeavor Operating Company (or UFC Parent) from certain of the Other UFC Holders, (b) future redemptions or exchanges by us of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or cash or (c) payments made under the tax receivable agreement, (ii) any net operating losses or certain other tax attributes of certain pre-IPO investors or Other UFC Holders that are available to us to offset income or gain earned after the mergers, (iii) any existing tax basis associated with Endeavor Operating Company Units, the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class A common stock or cash, and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of Endeavor Operating Company, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest.

Future payments under the tax receivable agreement could be substantial. Assuming that all units eligible to be redeemed for cash or Class A common stock would be exchanged for Class A common stock by Endeavor Group Holdings at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to the Post-IPO TRA Holders under the tax receivable agreement would aggregate to approximately $         million over the next 15 years and for yearly payments over that time to range between approximately $         million to $         million per year, based on an assumed public offering price of $         (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The payments under the tax receivable agreement are not conditioned upon any Post-IPO TRA Holder’s continued ownership of us.

In addition, the Post-IPO TRA Holders (or their transferees or other assignees) will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed, except that any excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement, if any, after our determination of such excess. We could make payments to the Post-IPO TRA Holders under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the tax benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreement will provide that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, the Post-IPO TRA Holders will have the option to terminate the tax receivable agreement, and we will be required to make a payment to the Post-IPO TRA Holders covered by such termination in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50 % or LIBOR plus 200 basis points, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the tax receivable agreement may result in situations where the Post-IPO TRA Holders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The Senior Credit Facilities restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our Senior Credit Facilities, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to this Offering and Our Class A Common Stock

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.

Additional sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. Upon the completion of this offering, we will have                  shares of Class A common stock issued and outstanding (or                  shares of Class A common stock if the underwriters exercise their option to purchase additional shares). In addition,                  shares of Class A common stock may be issued upon the exercise of the redemption rights of our pre-IPO equityholders (other than outstanding Endeavor Profits Units described below) described elsewhere in this prospectus, as well as upon the automatic conversion of Class B common stock immediately after the resale of such shares to an unaffiliated third party. Furthermore, redemptions or exchanges of Endeavor Manager Units and Endeavor Operating Company Units (and the corresponding shares of Class X common stock) into Class A common stock will have a dilutive effect on the number of outstanding shares of our Class A common stock, even if the indirect or direct economic ownership of Endeavor Operating Company or Endeavor Manager, as applicable, by holders of our Class A common stock remain unchanged. The Class A common stock offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any Class A common stock that may be held or acquired by our directors, executive officers, and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. The shares of Class A common stock not being offered hereby or issuable as described above will be restricted securities. Restricted securities may not be sold in the public market unless they are registered under the Securities Act or an exemption from registration is available.

Under the Registration Rights Agreement described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” certain of our equityholders immediately following the completion of the reorganization transactions and the UFC Buyout, but prior to the completion of this offering, including Executive Holdcos and the Silver Lake Equityholders (our “Principal Stockholders”), will have demand and piggyback rights that will require us to file registration statements registering their Class A common stock (including shares of Class A common stock issuable upon the exercise by members of Endeavor Operating Company (other than Endeavor Manager) or members of Endeavor Manager (other than us) of their redemption rights described elsewhere in this prospectus) or to include sales of such Class A common stock in registration statements that we may file for ourselves or other stockholders. Additionally, as described under “Concurrent Private Placements,” the private placement investors will also have the right to require us to register their shares of Class A common stock (including shares of Class A common stock that will be issued immediately after the resale of their Class B common stock upon automatic conversion such shares of Class B common stock) on a Form S-1 registration statement within 60 days following the closing of this offering. Any shares of Class A Additionally, we will bear common stock sold under these registration statements will be freely tradable in the public market. In the event that such registration rights are exercised and a large number of Class A common stock is sold in the public market, such sales could reduce the trading price of our Class A common stock. These sales could also impede our ability to raise future capital. all expenses in connection with any such registrations, including reimbursement of the reasonable fees and disbursements of one law firm for the selling stockholders (except that selling stockholders will be responsible for their pro rata share of underwriters’ commissions and discounts). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We and each of our executive officers and directors, Executive Holdcos, the Silver Lake Equityholders and certain of our other existing equityholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into, exchangeable for or that represent the right to receive our common stock (including, without limitation, Endeavor Operating Company Units and Endeavor Manager Units), subject to specified exceptions including that we may, during such 180-day period, (i) offer, contract to sell or issue Class A common stock or securities convertible into Class A common stock (including Endeavor Operating Company Units or Endeavor Manager Units) in connection with an acquisition or business combination (including the filing of a registration statement on Form S-4 or other appropriate form with respect thereto) or the entering into of a joint venture, provided that the aggregate number of shares of Class A common stock that may be issued (excluding any shares of Class A common stock, Endeavor Manager Units or Endeavor Operating Company Units offered or contracted to be sold pursuant to a signed agreement in connection with an acquisition, business combination, joint venture or any similar transaction solely to the extent no shares of Class A common stock, Endeavor Operating Company Units or Endeavor Manager Units are issued during the 180-day period) shall not exceed 10% of the total number of shares of Class A common stock (determined after giving effect to the assumed exchange of all Endeavor Operating Company Units and Endeavor Manager Units then outstanding for newly issued shares of Class A common stock) issued and outstanding as of the closing of this offering and provided further that the acquirer of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement and (ii) offer or issue Endeavor Operating Company Units to our employees or employees of any of our subsidiaries who are not employees of such entity as of the date of this prospectus.                  may, in its discretion, at any time without prior notice (except with respect to common stock held by our executive officers and directors as described in the lock-up agreement), release all or any portion of the common stock from the restrictions in any such agreement. See “Underwriting” for more information. After the lock-up agreements expire, up to an additional                 shares of Class A common stock (including shares of Class A common stock issuable upon the exercise by members of Endeavor Operating Company (other than Endeavor Manager) or Endeavor Manager (other than us) of their redemption rights described elsewhere in this prospectus) may be sold by these equityholders in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated under the Securities Act (“Rule 144”). Of these shares,                 shares may be immediately sold under Rule 144 without

being subject to the volume, manner of sale and other restrictions of such rule. See “Shares Available for Future Sale” for a more detailed description of the restrictions on selling Class A common stock after this offering.

In addition, subject to certain restrictions:

•

the holders of                  Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their vested Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class X common stock and Class Y common stock, as described in “Organizational Structure;”

•

the holders of                  unvested Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per unvested Endeavor Profits Unit, and a weighted-average vesting price of $         per unvested Endeavor Profits Unit, will be able to exchange their Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class X common stock and Class Y common stock, as described in “Organizational Structure.” These holders may subsequently acquire shares of Class A common stock upon the exercise of their redemption rights; and

•

the holders of                  Endeavor Operating Company Units with performance-based vesting conditions, which have a weighted-average per unit vesting price of $        , will be able to exchange their Endeavor Operating Company Units and paired shares of our Class X common stock, as described in “Organizational Structure.” These holders may subsequently acquire shares of our Class A common stock upon the exercise of their redemption rights.

In addition, we have initially reserved for issuance under our                  Incentive Award Plan                  shares of Class A common stock. Any shares of Class A common stock that we issue, including under our                  Incentive Award Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering. Moreover, while in the past the Company has historically settled Endeavor Phantom Units in cash, it may in its discretion settle these in equity in the future, which would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

The price of our Class A common stock may be volatile, and you may be unable to resell your Class A common stock at or above the initial public offering price or at all.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our Class A common stock has not previously been traded publicly. In addition, the market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	trends and changes in consumer preferences in the industries in which we operate;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

•	changes in key personnel;

•	our entry into new markets;

•	changes in our operating performance;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	the development and sustainability of an active trading market for our Class A common stock;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the inclusion, exclusion, or deletion of our Class A stock from any trading indices;

•	future sales of our Class A common stock by our officers, directors, and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters, or responses to such events;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

•	changes in accounting principles.

These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the initial public offering price.

In addition, the stock markets, including the Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book deficit per share of our Class A common stock.

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in net tangible book deficit per share to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book deficit per share of our Class A common stock. After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreement, this offering and the application of the net proceeds from this offering, on a fully exchanged and converted basis, our pro forma net tangible book deficit would have been approximately $         million, or $         per share, representing an immediate decrease in net tangible book deficit of $         per share to existing equityholders and an immediate dilution in net tangible book deficit of $         per share to new investors in this offering. For a further description of the dilution that you will experience immediately after the closing of this offering, see “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, tax obligations, restrictions in the debt instruments of our subsidiaries, including the Senior Credit Facilities, and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Historical Liquidity and Capital Resources—Debt Facilities” for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants under future indebtedness that we or they may incur.

We will have broad discretion in the use of the net proceeds from this offering.

Our management will have broad discretion in the application of a portion of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess how a portion of the net proceeds are being used. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply the net proceeds from this offering in ways that ultimately increase the value of your investment. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal controls over financial reporting, and a report issued by our independent registered public accounting firm on that assessment, in each case beginning with the filing of our second Annual Report on Form 10-K. In fiscal year 2019, we identified a material weakness with our internal controls over financial reporting that resulted from not having a sufficiently documented risk assessment process to identify and analyze risks of misstatement due to error and/or fraud, and not having sufficiently documented compliance communication and investigation policies. This deficiency did not result in any error or restatement of our financial statements. We have since enhanced the documentation of our risk assessment process and controls to identify and analyze risks of misstatement due to error or fraud, and implemented process and controls over our enhanced compliance communication and investigation policies. Such controls have operated effectively over a sufficient period of time to conclude we have fully remediated this material weakness. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to require additional investment as we become increasingly more complex and our business grows. To effectively manage this complexity, we will need to continue to maintain and revise our operational, financial and management controls, and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective upon the Triggering Event:

•	the 20 vote per share feature of our Class Y common stock;

•

the fact that our Class Y common stock retains its 20 vote per share feature until such share of Class Y common stock is canceled/redeemed for no consideration upon, subject to certain exceptions, (i) the disposition of (a) the paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) and/or (b) the shares of Class A common stock (as a result of a redemption of paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) paired with such Class Y common stock or as a result of other transfers thereof) or (ii) a Triggering Event;

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	the sole ability of the Executive Committee, prior to the Triggering Event, to fill a vacancy on the board of directors;

•	prior to a Triggering Event and subject to certain exceptions, the vesting of all the power and authority of our board of directors to our Executive Committee;

•	advance notice requirements for stockholder proposals and director nominations;

•

after the Triggering Event, provisions limiting stockholders’ ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

•

after the Triggering Event, in certain cases, the approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote generally in the election of directors will be required for stockholders to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our certificate of incorporation;

•	the required approval of holders representing at least 66 2/3% of the total voting power of the shares entitled to vote at an election of the directors to remove directors; and

•

the ability of our governing body to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our governing body.

These provisions of our certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see “Description of Capital Stock.”

In the event of a merger, consolidation or tender or exchange offer, holders of our Class A common stock shall not be entitled to receive excess economic consideration for their shares over that payable to the holders of the Class C common stock.

No shares of Class C common stock, the primary purpose of which is to be available for issuance in connection with acquisitions, joint ventures, investments or other commercial arrangements, will be issued and outstanding upon the closing of this offering. If we choose to issue Class C common stock in the future, the holders of our Class A common stock shall not be entitled to receive economic consideration for their shares in excess of that payable to the holders of the then outstanding shares of Class C common stock in the event of a merger, consolidation or tender or exchange offer, even though our Class C common stock does not have the right to vote. This would result in a lesser payment to the holders of Class A common stock than if there are no shares of Class C common stock outstanding at the time of such merger, consolidation or tender or exchange offer. For more information, see “Description of Capital Stock.”

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits and the federal district courts of the United States for the resolution of any complaint asserting a cause of action under the Securities Act may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director (including any director serving as a member of the Executive Committee), officer, agent or other employee or stockholder of our company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the amended and restated certificate of incorporation or our by-laws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court located in the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

We have historically operated as a privately owned company and we have incurred, and expect to in the future incur, significant additional legal, accounting, reporting, and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations, and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd–Frank Wall Street Reform and Consumer Protection Act, 2010, as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board. Compliance with these rules and regulations will make some activities more difficult, time-consuming, or costly, and increase demand, and, as a result, may place a strain on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Tax Matters

Tax matters may cause significant variability in our financial results.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income, pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates, increases or decreases to valuation allowances recorded against deferred tax assets, tax audits conducted and settled by various tax authorities, adjustments to income taxes upon finalization of income tax returns, the ability to claim foreign tax credits, and changes in tax laws and their interpretations in countries in which we are subject to taxation.

We may be required to pay additional taxes as a result of the new partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as Endeavor Operating Company that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will continue to be implemented, it is possible that they could result in Endeavor Operating Company (or any of its applicable subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as an indirect member of Endeavor Operating Company (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Under certain circumstances, Endeavor Operating Company may be eligible to make an election to cause holders of Endeavor Operating Company Units to take into account the amount of any understatement, including any interest and penalties, in accordance with such holders’ interest in Endeavor Operating Company in the year under audit. We will decide whether to cause Endeavor Operating Company to make this election in our sole discretion. If Endeavor Operating Company does not make this election, the then-current holders of Endeavor Operating Company Units (including Endeavor Group Holdings as an indirect member of Endeavor Operating Company) would economically bear the burden of the understatement even if such holders had a different percentage interest in Endeavor Operating Company during the year under audit, unless, and only to the extent, Endeavor Operating Company is able to recover such amounts from current or former impacted holders of Endeavor Operating Company. Similar rules also apply with respect to any of Endeavor Operating Company’s subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes.

The changes created by these new rules are sweeping, and in many respects, dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury.

The tax classification of Endeavor Operating Company could be challenged.

We intend that Endeavor Operating Company has been and will continue to be treated as a partnership for federal and, if applicable, state or local income tax purposes and not as an association taxable as a corporation. However, if any taxing authority were to successfully assert otherwise, the tax consequences resulting therefrom would be materially different than those described elsewhere in this prospectus.

We may be required to fund withholding tax upon certain exchanges of Endeavor Operating Company Units into shares of our common stock by non-U.S. holders

In the event of a transfer by a non-U.S. transferor of an interest in a partnership that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer. After the reorganization transactions, holders of Endeavor Operating Company Units may include non-U.S. holders. Pursuant to the Endeavor Operating Company Agreement, any non-U.S. holders’ Endeavor Operating Company Units may be redeemed for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock (which redemption, if made for shares of Class A common stock, would be effectuated via a direct purchase by Endeavor Group Holdings). It is expected that we would have to withhold ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the non-U.S. holders in respect of any such transactions. We may not have sufficient cash to satisfy such withholding obligation, and, we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

We may incur certain tax liabilities attributable to our pre-IPO investors and Other UFC Holders as a result of the transactions contemplated to occur in connection with this offering.

In connection with the transactions contemplated to occur in connection with this offering, certain of our pre-IPO investors and certain Other UFC Holders, including certain affiliates of Silver Lake, will merge with and into Endeavor Group Holdings. See “Organizational Structure—Reorganization Transactions—Pre-IPO Investors Mergers” and “Prospectus Summary—UFC Buyout.” As the successor to these merged entities, Endeavor Group Holdings will generally succeed to and be responsible for any outstanding or historical tax liabilities of the merged entities, including any liabilities that might be incurred as a result of the mergers described in the previous sentence. Any such liabilities for which Endeavor Group Holdings is responsible could have an adverse effect on our liquidity and financial condition.

Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. If our corporate subsidiaries experience one or more ownership changes in connection with this offering and other transactions in our stock, then we may be limited in our ability to use our corporate subsidiaries’ net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that such subsidiaries earn. Any such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results.

General Risks

We may face labor shortages that could slow our growth.

The successful operation of our business depends upon our ability to attract, motivate, and retain a sufficient number of qualified employees. Shortages of labor may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees and could adversely impact our events and productions. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have an adverse effect on our business, financial condition, and results of operations.

We also rely on contingent workers and volunteers in order to staff our live events and productions, and our failure to manage our use of such workers effectively could adversely affect our business, financial condition, and results of operations. We could potentially face various legal claims from contingent workers and volunteers in the future, including claims based on new laws or stemming from employees being misclassified. We may be subject to shortages, oversupply, or fixed contractual terms relating to contingent workers. Our ability to manage the size of, and costs associated with, the contingent workforce may be subject to additional constraints imposed by local laws.

Exchange rates may cause fluctuations in our results of operations.

Because we own assets overseas and derive revenues from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. Dollar. We cannot, however, predict the effect of exchange rate fluctuations upon future operating results. Although we cannot predict the future relationship between the U.S. Dollar and the currencies used by our international businesses, principally the British Pound and the Euro, we experienced a foreign exchange rate net loss of $2.1 million for the year ended December 31, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

Costs associated with, and our ability to, obtain insurance could adversely affect our business.

Heightened concerns and challenges regarding property, casualty, liability, business interruption, cancellation, and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents, including those in connection with the COVID-19 pandemic. As a result, we may experience increased difficulty obtaining high policy limits of coverage at a reasonable cost and with reasonable deductibles. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits and reasonable deductibles will not adversely impact our profitability, thereby possibly impacting our operating results and growth. We have a significant investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of people.

We cannot assure you that our insurance policy coverage limits, including insurance coverage for property, casualty, liability and business interruption losses, and acts of terrorism, would be adequate should one or multiple adverse events occur, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot assure you that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have an adverse effect on our financial position and future results of operations if asset damage or company liability were to exceed insurance coverage limits, or if an insurer were unable to sufficiently or fully pay our related claims or damages.

No public market currently exists for our Class A common stock, and there can be no assurance that an active public market for our Class A common stock will develop.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representative of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares of Class A common stock at or above the initial public offering price. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on the Exchange or otherwise or how liquid that market might become. If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your Class A common stock at a price that is attractive to you or at all.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning this initial public offering or us.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or our employees. We have not authorized any other party to provide you with information concerning this initial public offering or us.

Future changes to U.S. and foreign tax laws could adversely affect us.

The Group of Twenty (“the G20”), the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition, and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the impact of the COVID-19 global pandemic on our business, financial condition, liquidity and results of operations;

•	our need to anticipate and address changes in public and consumer tastes and preferences and industry trends;

•	the effect of factors beyond our control, such as adverse economic conditions, on our operations;

•	our ability to adapt to or manage new content distribution platforms or changes in consumer behavior resulting from new technologies;

•	our reliance on our professional reputation and brand name;

•	our dependence on the relationships of our management, agents, and other key personnel with clients across many content categories;

•	our ability to identify, sign, and retain clients;

•	our ability to identify, recruit, and retain qualified and experienced agents and managers;

•	our ability to represent clients and also develop and sell content, which may create a conflict of interest;

•	our ability to avoid or manage conflicts of interest arising from our client and business relationships;

•	the loss or diminished performance of members of our executive management and other key employees;

•	our dependence on key relationships with television and cable networks, satellite providers, digital streaming partners, corporate sponsors, and other distribution partners;

•	our ability to consummate acquisitions;

•

our ability to effectively manage the integration of and recognize economic benefits from the businesses acquired in our recent and future transactions, our operations at our current size, and any future growth;

•	the conduct of our operations through joint ventures and other investments with third parties;

•	immigration restrictions and related factors;

•	failure in technology, including at live events, or security breaches of our information systems;

•	the unauthorized disclosure of sensitive or confidential client or customer information;

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our ability to protect our trademarks and other intellectual property rights, including our brand image and reputation, and the possibility that others may allege that we infringe upon their intellectual property rights;

•	the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to both domestic and international markets;

•	fluctuations in foreign currency exchange rates;

•	litigation and other proceedings to the extent uninsured or underinsured;

•	our compliance with certain franchise and licensing requirements of unions and guilds and dependence on unionized labor;

•	our substantial indebtedness and our ability to maintain compliance with restrictive covenants in the documents governing such indebtedness; and

•	the future trading prices of our Class A common stock and the impact of securities analysts’ reports on these prices.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

ORGANIZATIONAL STRUCTURE

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure can provide tax benefits and associated cash flow advantages to both the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.

Structure Prior to the Reorganization Transactions

We currently conduct our business through Endeavor Operating Company and its subsidiaries. Prior to the consummation of the reorganization transactions described below and this offering, all of Endeavor Operating Company’s outstanding equity interests, including its Class A common units, profits units and investment incentive units, are owned by the following persons:

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WME Holdco, LLC, which we refer to as “WME Holdco,” and certain other management holding companies, which we refer to collectively as the “Management Holdcos.” Each of the Management Holdco’s equityholders include current and former senior officers, employees or other service providers of Endeavor Operating Company and its subsidiaries and certain other investors;

•	certain entities that are affiliates of Silver Lake;

•	certain other institutional pre-IPO investors (including Other UFC Holders); and

•	certain other persons, including senior officers and advisers of Endeavor Operating Company and its subsidiaries.

The following diagram depicts Endeavor Operating Company’s organizational structure prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Endeavor Operating Company’s organizational structure.

Class A Common Units

Prior to the commencement of the reorganization transactions, the Class A common units are owned by WME Holdco, certain affiliates of Silver Lake, and certain pre-IPO investors.

Endeavor Operating Company’s existing Class A common units are entitled to participate pro rata in residual distributions by Endeavor Operating Company, subject to certain preferences.

Profits Units

Prior to the commencement of the reorganization transactions, Endeavor Operating Company will have limited liability company interests outstanding in the form of profits units, which are entitled to participate in a sale or other specified capital transactions subject to certain preferences and their respective hurdle amounts or, in certain cases, distributions of operating cash flow from Endeavor Operating Company. Certain profits units are designated as “catch-up” units and are entitled to receive a preference on distributions once the distribution threshold applicable to such units has been met.

The profits units were issued directly to, and are currently held by:

•	the Management Holdcos, on behalf of certain members of the management of Endeavor Operating Company to whom the Management Holdcos, in turn, issued corresponding management units; and

•	certain senior officers of Endeavor Operating Company.

Certain of the profits units (and the corresponding management units) vest over specified time periods, subject to the continued service of the applicable employee on each annual vesting date and, in certain cases, acceleration upon an initial public offering. Certain of the profits units (and the corresponding management units) are subject to performance-based vesting based on achievement of certain performance targets.

Certain of the profits units (and the corresponding management units) are subject to forfeiture and repurchase provisions upon certain termination events. If any management units of the Management Holdcos are forfeited for any reason, then the corresponding profits units of Endeavor Operating Company held by the Management Holdcos will be forfeited for no consideration as described below. Each of the Management Holdcos has the right to repurchase vested management units from management members upon a termination of employment for fair market value, subject to a discount under certain circumstances. If any of the Management Holdcos exercises its right to repurchase vested management units from a management member, then the management units held by the management member will be redeemed in exchange for the corresponding profits units, and the applicable Management Holdco will exercise its corresponding right to require Endeavor Operating Company to repurchase the corresponding profits units. If the repurchase price of the management units is less than fair market value (including any situation where the relevant management units are forfeited, as described in the first sentence of this paragraph), then the repurchase price for the corresponding profits units of Endeavor Operating Company will be reduced accordingly.

Investment Incentive Units

Prior to the commencement of the reorganization transactions, Endeavor Operating Company will also have 100 limited liability company interests outstanding in the form of investment incentive units, all held by WME Holdco, which represent the right to receive, upon dispositions of certain specified investments, a non-pro rata priority distribution equal to 5% of the gain, if any, realized by Endeavor Operating Company on such specified investments.

Reorganization Transactions

Prior to the closing of this offering, we intend to complete an internal reorganization through a series of transactions, which we refer to as the “reorganization transactions.” In connection with the reorganization transactions:

General

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we will amend and restate our certificate of incorporation and will be authorized to issue five classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	None	Yes
Class C common stock	None	Yes
Class X common stock	1	None
Class Y common stock	20	None

Voting shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. We will issue shares of our Class A common stock to the investors in this offering and the investors in the concurrent private placements. We will issue shares of our Class B common stock to certain of the investors in the concurrent private placements. No shares of our Class C common stock will be outstanding upon the closing of this offering. We do not intend to list our Class B, Class C common stock, Class X common stock or Class Y common stock on any stock exchange;

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Endeavor Manager, a newly formed subsidiary of Endeavor Group Holdings, will become the sole managing member of Endeavor Operating Company, and Endeavor Group Holdings will become the sole managing member of Endeavor Manager;

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Endeavor Manager will issue to the equityholders of certain management holding companies common interest units in Endeavor Manager, which we refer to as “Endeavor Manager Units,” along with paired shares of our Class X common stock, as consideration for the acquisition of Endeavor Operating Company Units held by such management holding companies;

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we will (i) issue to affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake, shares of our Class Y common stock, Class A common stock and rights to receive payments under the tax receivable agreement described below and (ii) issue to affiliates of certain other of our pre-IPO investors shares of our Class A common stock, in each case as consideration for the acquisition of Endeavor Operating Company Units held by such pre-IPO investors;

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all of the existing equity interests in Endeavor Operating Company (other than certain profits units, which will remain outstanding after this offering) will be reclassified into Endeavor Operating Company’s non-voting common interest units, which we refer to as “Endeavor Operating Company Units;”

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we will issue to the holders of Endeavor Operating Company Units (other than Endeavor Manager) paired shares of our Class X common stock and, in certain instances, Class Y common stock, in each case equal to the number of Endeavor Operating Company Units held by each of them upon completion of this offering and in exchange for the payment by such holders of the aggregate par value of the Class X common stock and Class Y common stock that is received; and

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Endeavor Profits Units that will remain outstanding following this offering will be economically similar to stock options. Each Endeavor Profits Unit has a per unit hurdle price, which is economically similar to the exercise price of a stock option.

Pre-IPO Investors Mergers

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certain of our pre-IPO investors, including certain affiliates of Silver Lake, will each merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing equity interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such pre-IPO investors, including certain affiliates of Silver Lake, shares of our Class Y common stock and/or Class A common stock and rights to receive payments under the tax receivable agreement described below. The number of shares of Class Y common stock and Class A common stock to be issued in the mergers will be based on the value of the existing equity interests in Endeavor Operating Company that we acquire in the mergers, which will be determined based on a hypothetical liquidation of Endeavor Operating Company using the initial public offering price per share of our Class A common stock in this offering;

•

certain other of our pre-IPO investors who are affiliates of other pre-IPO investors will merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing equity interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such pre-IPO investors shares of our Class A common stock. The number of shares of Class A common stock to be issued in the mergers will be based on the value of the existing equity interests in Endeavor Operating Company that we acquire in the mergers, which will be determined based on a hypothetical liquidation of Endeavor Operating Company using the initial public offering price per share of our Class A common stock in this offering;

•	we will contribute the existing equity interests in Endeavor Operating Company that we acquire in the mergers to Endeavor Manager in exchange for an equal number of Endeavor Manager Units;

Management Holdcos Restructuring

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certain of the Management Holdcos will distribute a portion of their Endeavor Operating Company Units to certain senior executives of Endeavor Operating Company in liquidation of such senior executives’ interests in such Management Holdcos;

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such senior executives will contribute all or a portion of their Endeavor Operating Company Units to Executive Holdcos in exchange for interests in Executive Holdcos. Executive Holdcos will be managed by an executive committee composed of Messrs. Emanuel and Whitesell, and its equityholders will consist only of such senior executives;

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certain of the Management Holdcos will then merge with and into Endeavor Manager, whereby Endeavor Manager will acquire Endeavor Operating Company Units held by such Management Holdcos. As consideration for the mergers, Endeavor Manager will issue Endeavor Manager Units to the members of the Management Holdcos, along with paired shares of our Class X common stock;

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the equity interests in Executive Holdcos and Endeavor Manager held by the senior executives and other employees of Endeavor Operating Company and its subsidiaries will be subject to the same vesting provisions as the equity interests in the Management Holdcos previously held by them;

Issuances of Class X and Class Y Common Stock

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the holders of Endeavor Operating Company Units (other than Endeavor Manager) will subscribe for and purchase paired shares of our Class X common stock at a purchase price of $0.00001 per share, and, in certain instances, Class Y common stock at a purchase price of $0.00001 per share, in each case in an amount equal to the number of Endeavor Operating Company Units held by each such person;

Redemption Rights

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the members of Endeavor Operating Company (other than Endeavor Manager) will have the right from time to time to cause Endeavor Operating Company to redeem any or all of their Endeavor Operating Company Units (and paired shares of Class X common stock), in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings;

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the members of Endeavor Manager (other than Endeavor Group Holdings) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem any or all of their vested Endeavor Manager Units (and paired shares of Class X common stock), in exchange for, at our election, either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings;

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shares of our Class Y common stock will automatically be cancelled/redeemed for no consideration, upon, subject to certain exceptions, (i) the disposition of (a) the paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) and/or (b) the shares of Class A common stock received as a result of a redemption of paired Endeavor Operating Company Units (and the corresponding shares of Class X common stock) or as a result of other transfers thereof paired with such Class Y common stock, or (ii) with respect to all shares of Class Y common stock, a Triggering Event;

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from time to time, subject to certain restrictions, members of Executive Holdcos desiring to transfer a portion of their vested interests in Executive Holdcos (i) can elect to cause Executive Holdcos to distribute to them a portion of Endeavor Operating Company Units and corresponding shares of Class X common stock and Class Y common stock indirectly owned by such members in redemption of its corresponding interests in Executive Holdcos and (ii) immediately thereafter shall be required to exercise their redemption and exchange rights as members of Endeavor Operating Company as described above;

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from time to time, subject to certain restrictions, the senior officers that directly or indirectly hold Endeavor Profits Units will have the right to, if applicable, (i) cause the applicable Management Holdco to distribute to them any vested Endeavor Profits Units indirectly owned by them in redemption for their corresponding interests in such Management Holdco, (ii) immediately thereafter shall be required to cause Endeavor Operating Company to convert their vested Endeavor Profits Units into (1) a number of Endeavor Operating Company Units that will generally be equal to (a) the amount to which the holder of such Endeavor Profits Units would be entitled to receive if an amount equal to the fair market value of Endeavor Operating Company as of the date of such exchange were distributed in cash to the members of Endeavor Operating Company in accordance with the terms of the Endeavor Operating Company Agreement divided by (b) the per unit value of an Endeavor Operating Company Unit at the time of the exchange and (2) a corresponding number of paired shares of our Class X common stock and Class Y common stock, and (iii) immediately thereafter shall be required to exercise their redemption and exchange rights as members of Endeavor Operating Company as described above; and

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all holders of Endeavor Operating Company Units, Endeavor Manager Units and Endeavor Profits Units will be prohibited from exercising the redemption and exchange rights described above until at least the later of 180 days after the closing of this offering and the end of the 2021 calendar year.

UFC Buyout

On February 16, 2021, Endeavor Operating Company entered into a Transaction Agreement with the Other UFC Holders and certain of their affiliates pursuant to which Endeavor Operating Company will directly or indirectly acquire equity interests in UFC Parent (including warrants of UFC Parent or common equity received by warrant holders from the exercise of warrants of UFC Parent) from the Other UFC Holders (or their affiliates) resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests of UFC Parent.

Pursuant to the Transaction Agreement, we will issue Endeavor Operating Company Units to (i) certain of the Other UFC Holders as consideration for the acquisition of the interests of UFC Parent held by such Other UFC Holders (a portion of which Endeavor Operating Company Units will subsequently be sold by certain of the Other UFC Holders, as described below); and (ii) certain of the Other UFC Holders as consideration for the acquisition of all or only a portion of the interests of UFC Parent held by such Other UFC Holders (with the balance of the interests in UFC Parent retained by the Other UFC Holders to be sold to Endeavor Operating Company or its designee for cash, as described below), and certain of which Endeavor Operating Company Units will promptly be exchanged by such holders for Endeavor Manager Common Units. Certain holders of UFC Profit Units will receive Endeavor Operating Company Units or Endeavor Manager Common Units on the same vesting terms. The Other UFC Holders that receive Endeavor Operating Company Units and/or Endeavor Manager Common Units will also receive paired shares of our Class X common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units or Endeavor Manager Common Units they receive. Additionally, certain of the Other UFC Holders that receive Endeavor Operating Company Units will also receive paired shares of our Class Y common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units they receive. Based on an assumed initial public offering price of $         per share (the

midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we anticipate issuing                  Endeavor Operating Company Units,                  Endeavor Manager Common Units,                  shares of Class X common stock and                 shares of Class Y common stock to the Other UFC Holders in the aggregate. Furthermore, certain of the Other UFC Holders or their affiliates will each merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such Other UFC Holders, including certain affiliates of Silver Lake, shares of Class A common stock and Class Y common stock and rights to receive payments under the tax receivable agreement described herein.

Moreover, in accordance with the Transaction Agreement, we have agreed to use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering. Certain Other UFC Holders will merge with and into Endeavor Group Holdings, and affiliates of such Other UFC Holders will receive shares of Class A common stock in such mergers and will sell $         million of such shares of Class A stock (i) in the case of certain Other UFC Holders, in the concurrent private placements to the private placement investors at a price per share equal to $24.00; or (ii) in the case of certain Other UFC Holders, to Endeavor Group Holdings, Inc. in exchange for cash payments at a price per share equal to the initial public offering price per share of Class A common stock sold to the public in this offering.

For a full description of the UFC Buyout, see “Prospectus Summary—UFC Buyout.”

This Offering, the Concurrent Private Placements and Our Post-IPO Structure

Based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we estimate that the net proceeds from this offering and the concurrent private placements will be $         million (or $         million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to (1) use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering and (2) contribute $         million of the net proceeds from this offering and the concurrent private placements to Endeavor Manager (or $         million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering and the concurrent private placements (which we estimate will be approximately $         million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units. We intend to cause Endeavor Operating Company to use the net proceeds we contribute to it from this offering and the concurrent private placements for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering and the concurrent private placements for acquisitions of complementary businesses or other assets.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $         million. All of such offering expenses will be paid for or otherwise borne by Endeavor Operating Company. See “Use of Proceeds” for further details.

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our indirect ownership interests in Endeavor Operating Company. The total number of Endeavor Operating Company Units indirectly owned by us and other members of Endeavor Manager and directly owned by the members of Endeavor Operating Company at any given time will equal the sum of the outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class X common stock. Shares of our Class X common stock cannot be transferred except in connection with a transfer or exchange of Endeavor Operating Company Units or Endeavor Manager Units into shares of our Class A common stock, subject to certain exceptions, such as to permitted transferees. Shares of our Class Y common stock cannot be transferred, subject to certain exceptions, such as to permitted transferees.

Because we will have a controlling financial interest in Endeavor Manager, as its sole managing member, and Endeavor Operating Company, as its indirect sole managing member, we will consolidate the financial results of Endeavor Manager and Endeavor Operating Company. A portion of our net income (loss) will be allocated to the non-controlling interest to reflect (i) the entitlement of the members of Endeavor Operating Company (other than Endeavor Manager) to a portion of Endeavor Operating Company’s net income (loss) attributable to Endeavor Operating Company and (ii) the members of Endeavor Manager (other than Endeavor Group Holdings) to a portion of Endeavor Manager’s net income (loss). We will account for the reorganization transactions in a manner consistent with a common-control transaction and will initially measure the interests of the pre-IPO members of Endeavor Operating Company and the non-controlling members of Endeavor Manager in the assets and liabilities of Endeavor Operating Company at their carrying amounts as of the date of the completion of the reorganization transactions.

The following diagram depicts our organizational structure following the reorganization transactions, this offering, the concurrent private placements, the UFC Buyout and the application of the net proceeds from this offering and the concurrent private placements (assuming an initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). For purposes of depicting ownership of voting power in Endeavor Group Holdings, the below diagram takes into account shares of Class X common stock and Class Y common stock held by investors in this offering and our pre-IPO equityholders (including holders of all Endeavor Manager Units and Endeavor Operating Company Units). For purposes of depicting ownership of economic interests in Endeavor Group Holdings, the below diagram does not take into account (a) any performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such initial offering price, and (b) any Endeavor Profits Units. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

(1)	Other pre-IPO investors include Jasmine Ventures Pte Ltd. and Canada Pension Plan Investment.
(2)

Endeavor Manager members include current senior officers, including Jason Lublin, Mark Shapiro, Seth Krauss, and Christian Muirhead, employees, former employees and other service providers of Endeavor Operating Company.

For additional information regarding our stockholders and the holders of Endeavor Operating Company Units, Endeavor Profits Units and Endeavor Manager Units, see “Principal Stockholders.”

Ownership of Economic Interests

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and an offering size of $         million, the

economic interests in Endeavor Group Holdings owned by investors in this offering and our pre-IPO equityholders will be as follows (excluding any equity grants issued in connection with this offering):

	Endeavor Group Holdings		Fully Converted		Fully Converted Diluted
	Shares	%	Shares	%	Shares	%
	(1)		(2)		(3)
Shareholders of Endeavor Group Holdings
Investors in this offering
Investors in the concurrent private placements
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Sub-Total
Members of Endeavor Manager (other than Endeavor Group Holdings)	—	—
Sub-Total	—	—
Members of Endeavor Operating Company (other than Endeavor Manager)
Silver Lake and related parties	—	—
Affiliates of our other pre-IPO investors	—	—
Messrs. Emanuel and Whitesell and Executive Holdcos	—	—
Sub-Total	—	—

Total

(1)

Reflects the number of shares of our Class A common stock then outstanding. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares owned by investors in this offering, and in the table above, would be                 .

(2)

Reflects the number of shares of our Class A common stock that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(3)

Reflects the number of shares of our Class A common stock (excluding approximately                 restricted stock units and                 options based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus that we intend to grant to certain directors, employees and other service providers in connection with this offering) that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, assuming (a) that all performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such initial offering price were not exchanged for any shares of our Class A common stock and (b) that all Endeavor Profits Units were exchanged into Endeavor Operating Company Units in respect of their in-the-money value at such initial offering price.

The economic rights in Endeavor Group Holdings owned by Messrs. Emanuel and Whitesell and Executive Holdcos as members of Endeavor Operating Company as reflected in the table above will vary depending on, among other things, the satisfaction of certain performance-based vesting conditions and the extent to which the Endeavor Profits Units are in the money. The following table summarizes the Endeavor Operating Company

Units and Endeavor Profits Units owned by Messrs. Emanuel and Whitesell and Executive Holdcos and their applicable performance-based vesting conditions and hurdle prices:

	Weighted Average		Endeavor Operating Company
	Per Unit		Basic	Fully Converted Diluted	Fully Converted Fully Diluted
	Vesting Price	Hurdle Price	Units	Units	Units
	(1)	(2)	(3)	(4)	(5)
Endeavor Operating Company Units
Endeavor Operating Company Unit with performance-based vesting conditions
Endeavor Profits Units	$
Endeavor Profits Units with performance-based vesting conditions		$
Total	$	$

(1)

Reflects performance-based vesting conditions based on the achievement of certain equity valuation targets, expressed as a per unit price on a weighted-average basis. For Endeavor Operating Company Units and Endeavor Profits Units with these performance-based vesting conditions, subject to certain exceptions and restrictions, these conditions must be satisfied before these units become exchangeable into cash or shares of our Class A common stock (or, in the case of Endeavor Profits Units, into Endeavor Operating Company Units that would then be exchangeable into cash or shares of our Class A common stock). At the time of this offering, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), none of the performance-based vesting conditions of the                Endeavor Operating Company Units and                Endeavor Profits Units shown in the table above will have been satisfied (because such initial offering price would be less than the applicable per unit vesting price).

(2)

Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). Subject to certain restrictions, Endeavor Profits Units will be exchangeable by their holders into a number of Endeavor Operating Company Units that will generally be equal to (a) the amount to which the holder of such Endeavor Profits Units would be entitled to receive if an amount equal to the fair market value of Endeavor Operating Company as of the date of such exchange were distributed in cash to the members of Endeavor Operating Company in accordance with the terms of the Endeavor Operating Company Agreement, divided by (b) the per unit value of an Endeavor Operating Company Unit. At the time of this offering, assuming an initial offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (i) the                Endeavor Profits Units shown in the table above would be exchangeable into                Endeavor Operating Company Units and (ii) as described in note (1) above, the                Endeavor Profits Units with performance-vesting conditions shown in the table above would not be exchangeable into any Endeavor Operating Company Units (because the initial offering price would be less than the applicable per unit vesting price).

(3)

Reflects the number of Endeavor Operating Company Units then outstanding, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at the time of this offering, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

(4)

Reflects the number of Endeavor Operating Company Units that would be outstanding if all Endeavor Profits Units were exchanged into Endeavor Operating Company Units in respect of their in-the-money value, assuming an initial offering price of $        per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(5)

Reflects the number of Endeavor Operating Company Units that would be outstanding if (a) the performance-based vesting conditions of Endeavor Operating Company Units and Endeavor Profits Units with such conditions were satisfied and (b) all Endeavor Profits Units were exchanged into Endeavor Operating Company Units on a one-to-one basis (regardless of their in-the-money value).

For illustrative purposes only, the following table shows how the number of economic interests in Endeavor Group Holdings would vary at various future trading prices per share of our Class A common stock after the completion of this initial public offering, assuming an offering size of $         million and the reorganization transactions are completed on the basis of an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Hypothetical Price Per Share of Class A Common Stock	Endeavor Group Holdings Basic	Fully Converted Basic	Fully Converted Diluted
	Shares	Shares	Shares
	(1)	(2)	(3)
$
$
$
$
$

(1)	Reflects the number of shares of our Class A common stock then outstanding.
(2)

Reflects the number of shares of our Class A common stock that would be outstanding if all shares of Class B common stock were converted to Class A common stock and all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A Common stock, excluding Endeavor Operating Company Units with performance-based vesting conditions whose vesting conditions would not be satisfied at such initial offering price.

(3)

Reflects the number of shares of our Class A common stock that would be outstanding if all Endeavor Manager Units and Endeavor Operating Company Units were exchanged for shares of our Class A common stock and all shares of Class B common stock were converted to Class A common stock, assuming (a) the applicable hypothetical price per share of Class A common stock, (b) that all performance-based vesting Endeavor Operating Company Units whose vesting conditions would not be satisfied at such hypothetical price per share were not exchanged for any shares of our Class A common stock, and (c) that all Endeavor Profits Units then outstanding were exchanged into Endeavor Operating Company Units in respect of their in-the-money value at such hypothetical price per share.

Ownership of Voting Rights.

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the combined voting power in Endeavor Group Holdings will be as follows:

	If the underwriters do not exercise their option to purchase additional shares of Class A common stock	If the underwriters exercise in full their option to purchase additional shares of Class A common stock
	Votes	Votes
	Total %	Total %
Investors in this offering
Investors in the concurrent private placements
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Members of Endeavor Manager (other than Endeavor Group Holdings)
Messrs. Emanuel and Whitesell, Executive Holdcos

Total

Upon completion of the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering, and assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and an offering size of $         million, the voting rights in Endeavor Group Holdings will be owned as follows:

	Shares			Votes
	Class A	Class X	Class Y	Total	%
	(1)	(2)	(3)
Shareholders of Endeavor Group Holdings
Investors in this offering
Investors in the concurrent private placements
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Sub-Total
Members of Endeavor Manager (other than Endeavor Group Holdings)
Sub-Total
Members of Endeavor Operating Company (other than Endeavor Manager)
Silver Lake and related parties
Affiliates of our other pre-IPO investors
Messrs. Emanuel and Whitesell and Executive Holdcos
Sub-Total

Total

(1)

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering, and in the table above, would be                 .

(2)

Members of Endeavor Manager (other than Endeavor Group Holdings) will receive one share of our Class X common stock for each Endeavor Manager Unit owned by them. Members of Endeavor Operating Company (other than Endeavor Manager) will receive one share of our Class X common stock for each Endeavor Operating Company Unit and Endeavor Profits Unit owned by them, as applicable.

(3)

Silver Lake and related parties, affiliates of certain of our other pre-IPO investors, Messrs. Emanuel and Whitesell and Executive Holdcos will receive one share of our Class Y common stock for each share of Class A common stock, Endeavor Operating Company Unit and Endeavor Profits Unit owned by them, as applicable.

At such time that Endeavor Profits Units are exchanged into a number of Endeavor Operating Company Units, the holders exchanging such Endeavor Profits Units will receive a number of shares of our Class X common stock and shares of our Class Y common stock for each Endeavor Operating Company Unit into which such Endeavor Profits Units were so exchanged.

Securities Outstanding at Assumed Offering Price

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $        per share (the midpoint of the price range listed on the cover page of this prospectus). Although the total number of Endeavor Operating Company Units and Endeavor Manager Units outstanding after the offering will not fluctuate based on the trading price of our Class A common stock, certain share information and information regarding Endeavor Operating Company Units and Endeavor Manager Units presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the number of Endeavor

Operating Company Units and Endeavor Manager Units issued in the reorganization transactions will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class X common stock and Class Y common stock, received by members of Endeavor Manager (other than Endeavor Group Holdings) and members of Endeavor Operating Company (other than Endeavor Manager). An increase in the assumed initial public offering price would result in a decrease in the amount of Endeavor Operating Company Units and Endeavor Manager Units, and in turn, shares of Class X common stock, received by holders of Endeavor Manager Units (other than Endeavor Group Holdings) and shares of Class X common stock and Class Y common stock, as applicable, received by members of Endeavor Operating Company (other than Endeavor Manager). A decrease in the assumed initial public offering price would result in an increase in the amount of Endeavor Operating Company Units and Endeavor Manager Units, and in turn, shares of Class X common stock received by holders of Endeavor Manager Units (other than Endeavor Group Holdings) and shares of Class X common stock and Class Y common stock, as applicable, received by members of Endeavor Operating Company (other than Endeavor Manager).

For illustrative purposes only, the table below shows the number of Endeavor Manager Units held by members of Endeavor Manager (other than Endeavor Group Holdings), Endeavor Operating Company Units held by members of Endeavor Operating Company (other than Endeavor Manager) and shares of Class X common stock and Class Y common stock outstanding immediately after giving effect to the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us) at various initial public offering prices:

	Class A Common Stock	Class B Common Stock	Endeavor Manager Units held by members of Endeavor Manager (other than Endeavor Group Holdings)	Endeavor Operating Company Units held by members of Endeavor Operating Company (other than Endeavor Manager)	Class X Common Stock	Class Y Common Stock
$
$

The table above excludes the following interests: (i) Endeavor Operating Company Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price; (ii) Endeavor Profits Units that will remain outstanding with a weighted-average per unit hurdle price; and (iii) Endeavor Profits Units with performance-based vesting conditions that will remain outstanding with a weighted-average per unit vesting price and a weighted-average per unit hurdle price. For illustrative purposes, the table below shows the number of such interests outstanding immediately after giving effect to the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us) at various initial public offering prices:

	Endeavor Operating Company Units (with performance-based vesting conditions)	Endeavor Profits Units (with a weighted-average per unit hurdle price)	Endeavor Profits Units (with performance-based vesting conditions and a weighted-average per unit hurdle price)
$
$

See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the rights associated with our capital stock and Endeavor Operating Company Units.

Tax Receivable Agreement

In connection with the transactions undertaken in connection with this offering, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above in exchange for the issuance of shares of our Class A common stock, Class Y common stock and rights to receive payments under a tax receivable agreement and will acquire existing interests in Endeavor Operating Company (or in UFC Parent) from certain of the Other UFC Holders in exchange for cash and rights to receive payments under the tax receivable agreement. As a result of these acquisitions, we will succeed to certain tax attributes of certain of our pre-IPO investors and will receive the benefit of tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries. In addition, redemptions or exchanges of Endeavor Operating Company Units from members of Endeavor Operating Company (other than Endeavor Manager) in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges.

We intend to enter into a tax receivable agreement with the Post-IPO TRA Holders, that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of (i) any tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries resulting from (a) the acquisition of equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above and the acquisition of interests in Endeavor Operating Company (or UFC Parent) from certain of the Other UFC Holders, (b) redemptions or exchanges by us of Endeavor Operating Company Units from certain members of Endeavor Operating Company in exchange for shares of our Class A common stock, or cash or (c) payments under the tax receivable agreement, (ii) any net operating losses or certain other tax attributes of certain pre-IPO investors or Other UFC Holders that are available to us to offset income or gain earned after the mergers, (iii) any existing tax basis associated with Endeavor Operating Company Units the benefit of which is allocable to us as a result of the acquisition by us of such Endeavor Operating Company Units, and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made. The Post-IPO TRA Holders (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement, if any, after our determination of such excess. We could make future payments to the Post-IPO TRA Holders (or their transferees or assignees) under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. Assuming that all units eligible to be redeemed for cash or Class A common stock would be exchanged for Class A common stock by Endeavor Group Holdings at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to the Post-IPO TRA Holders under the tax receivable agreement would aggregate to approximately $         million over the next 15 years and for yearly payments over that time to range between approximately $         million to $         million per year, based on an assumed public offering price of $         (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See “Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay certain of our pre-IPO investors, including certain Other UFC Holders, for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

USE OF PROCEEDS

We estimate that our net proceeds from this offering and the concurrent private placements will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters’ option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $         million of net proceeds based on an assumed initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to (1) use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering and (2) contribute $         million of the net proceeds from this offering and the concurrent private placements to Endeavor Manager (or $         million if the underwriters exercise their option to purchase additional shares in full) in exchange for a number of Endeavor Manager Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Endeavor Manager Units we receive, by the amount of any expenses we pay in connection with this offering and the concurrent private placements (which we estimate will be approximately $         million) that are not otherwise paid or for which we are not otherwise reimbursed by Endeavor Operating Company). Endeavor Manager would then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units.

We intend to cause Endeavor Operating Company to use the remaining net proceeds we contribute to it from this offering and the concurrent private placements for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering and the concurrent private placements for acquisitions of complementary businesses or other assets.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of proceeds to us from this offering and the concurrent private placements available for working capital and general corporate purposes by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to cause Endeavor Operating Company to use any additional proceeds we receive from this offering and the concurrent private placements for working capital and general corporate purposes.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of the Executive Committee, prior to the Triggering Event, and thereafter our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, restrictions in our debt agreements, including the Senior Credit Facilities, our actual and anticipated future earnings, cash flow, debt service and capital requirements, the amount of distributions to us from Endeavor Operating Company and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Facilities” for more information on the restrictions the Senior Credit Facilities impose on our ability to declare and pay cash dividends. Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from Endeavor Operating Company. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We do not expect to pay any cash dividends for the foreseeable future.”

Following the consummation of this offering, we expect that Endeavor Operating Company will make distributions to each of its members, including Endeavor Manager and holders of Endeavor Profits Units, in respect of the U.S. federal, state and local income tax liability attributable to each member’s allocable share of taxable income of Endeavor Operating Company, calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes (which are subject to substantial limitations for tax years 2018 through 2025). Tax distributions will be made quarterly, on an estimated basis. In certain situations, including where Endeavor Operating Company does not have sufficient cash to make tax distributions to all of its members in the full amount provided for in the Endeavor Operating Company Agreement, tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors. Tax distributions made to a member of Endeavor Operating Company will generally be treated as an advance of and shall be credited against future distributions to such member and no adjustments will be made to the exchange ratio for members of Endeavor Operating Company or Endeavor Manager who exercise the redemption rights described above to account for prior tax distributions. We expect that Endeavor Manager will further distribute the proceeds of any such tax distributions to us on a non-pro rata basis.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under “Organizational Structure,” and the estimated impact of the tax receivable agreement and, (iii) on a pro forma as adjusted basis to reflect:

•

the sale of                  shares of our Class A common stock in this offering at an assumed public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions;

•

the issuance of an aggregate of                  shares of our Class A common stock to the private placement investors and the sale of                  shares of our Class A common stock to the private placement investors by the Other UFC Holders (or their affiliates), in each case, upon the closing of the concurrent private placements, at an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus);

•	the UFC Buyout; and

•	the application of the net proceeds of this offering and the concurrent private placements as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of us and Endeavor Operating Company appearing elsewhere in this prospectus.

	As of December 31, 2020
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$1,008,485

Total indebtedness(2)	$5,925,805
Redeemable non-controlling interests	168,254
Redeemable equity	22,519
Equity:
Class A common stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 5,000,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 5,000,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class C common stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 5,000,000,000 shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class X common stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 5,000,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class Y common stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Preferred stock, par value $0.00001 per share, no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	—
Members’ capital	468,633
Accumulated comprehensive loss	(190,786)

Total members’ equity/shareholders’ equity	277,847
Nonredeemable non-controlling interests	686,129

Total equity	963,976

Total capitalization	$7,080,554

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

Represents borrowings under the Senior Credit Facilities, consisting of (i) our first lien term loan under the Credit Facilities, (ii) our first lien term loan under the UFC Credit Facilities, and (iii) our borrowings under other debt facilities. Under the Senior Credit Facilities’ and other debt facilities, we also had up to $207.2 million and $11.7 million, respectively, of borrowing availability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding the Senior Credit Facilities.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book deficit per share of our Class A common stock immediately after this offering and the concurrent private placement. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange or conversion).

Our pro forma net tangible book deficit as of December 31, 2020 would have been approximately $         million, or $         per share of our common stock. Pro forma net tangible book deficit represents the amount of total tangible assets less total liabilities, and pro forma net tangible book deficit per share represents pro forma net tangible book deficit divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions and the UFC Buyout (based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the estimated impact of the tax receivable agreement and assuming that all Endeavor Operating Company Units or Endeavor Manager Units are redeemed or exchanged for newly-issued shares of our Class A common stock.

After giving effect to (i) the reorganization transactions, (ii) the UFC Buyout, (iii) the estimated impact of the tax receivable agreement and assuming that all Endeavor Operating Company Units or Endeavor Manager Units are redeemed or exchanged in exchange for newly-issued shares of our Class A common stock on a one-for-one basis, (iv) the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering, and (v), the sale of                  shares of Class A common stock and                  shares of Class B common stock in the concurrent private placements at the assumed initial public offering price of $         per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from the concurrent private placements, our pro forma as adjusted net tangible book deficit would have been approximately $         million, or $         per share, representing an immediate decrease in net tangible book deficit of $         per share to existing equityholders and an immediate dilution in net tangible book deficit of $         per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share
Pro forma net tangible book deficit per share as of December 31, 2020(1)
Decrease in pro forma net tangible book deficit per share attributable to new investors
Pro forma adjusted net tangible book deficit per share after this offering and the concurrent private placements(2)

Dilution in pro forma net tangible book deficit per share to new investors

(1)

Reflects                 outstanding shares of Class A common stock, including                 shares of Class A common stock issuable upon the redemption or exchange of Endeavor Operating Company Units and Endeavor Manager Units outstanding immediately prior to this offering in exchange for shares of Class A common stock on a one-for-one basis. Does not reflect the exchange of any Endeavor Profits Units for Endeavor Operating Company Units.

(2)

Reflects                 outstanding shares, consisting of (i)                 shares of Class A common stock to be issued in this offering, (ii)                 shares of Class A common stock to be issued in the concurrent private placements, and (iii) the                 outstanding shares described in note (1) above.

Dilution is determined by subtracting pro forma net tangible book deficit per share after this offering and the concurrent private placements from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book deficit after this offering and the concurrent private placements by $         million and the dilution per share to new investors by $         , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of December 31, 2020, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering and the concurrent private placements, at the assumed initial public offering price of $         per share (the midpoint of the estimated price range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions, the estimated impact of the tax receivable agreement, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders(1)
New investors
Private placement investors

Total

(1)

Reflects approximately $         billion of consideration paid by existing equityholders in respect of shares of Class A common stock and Endeavor Operating Company Units and Endeavor Manager Units (together with corresponding shares of Class X common stock). Does not reflect the exchange of any Endeavor Profits Units for Endeavor Operating Company Units.

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $         million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

In addition, subject to certain restrictions, the holders of                 Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class X common stock and Class Y common stock, as described in “Organizational Structure.” The holders may subsequently acquire shares of Class A common stock upon the exercise of their redemption rights.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 give effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreement with the Post-IPO TRA Holders, (iii) the adoption of the                  Incentive Award Plan, the expected issuance of the IPO grants upon the completion of this offering, and the modification of certain pre-IPO equity-based awards, (iv) the concurrent private placements and the application of the net proceeds from the concurrent private placements as described under “Use of Proceeds,” (v) the UFC Buyout, and (vi) this offering and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on January 1, 2020. The unaudited pro forma consolidated balance sheet as of December 31, 2020 gives effect to (i) the reorganization transactions described under “Organizational Structure,” (ii) the acquisition or creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreement with the Post-IPO TRA Holders, (iii) the adoption of the                  Incentive Award Plan, the expected issuance of the IPO grants upon the completion of this offering, and the modification of certain pre-IPO equity-based awards, (iv) the concurrent private placements and the application of the net proceeds from the concurrent private placements as described under “Use of Proceeds,” (v) the UFC Buyout, and (vi) this offering and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on December 31, 2020.

The unaudited pro forma financial information has been derived from Endeavor Operating Company’s historical consolidated financial statements to give effect to pro forma events that are directly attributable to the reorganization transactions and the offering. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.

Our historical financial information for the year ended December 31, 2020 has been derived from Endeavor Operating Company’s audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The unaudited pro forma financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional                 shares of Class A common stock from us.

The unaudited pro forma financial information should be read together with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Endeavor Operating Company’s respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2020

(In thousands, except per share data)	Endeavor Operating Company, LLC Actual	Adjustments for the Reorganization Transactions		As Adjusted Before this Offering	Adjustments for this Offering and the UFC Buyout		Endeavor Group Holdings, Inc. Pro Forma
Revenue	$3,478,743
Operating expenses:
Direct operating costs	1,745,275
Selling, general and administrative expenses	1,442,316					(a)(j)
Insurance recoveries	(86,990)
Depreciation and amortization	310,883
Impairment charges	220,477

Total operating expenses	3,631,961

Operating (loss) income from continuing	(153,218)
Other (expense) income:
Interest expense, net	(284,586)
Other income (expense), net	81,087

Loss from continuing operations before income taxes and equity losses of affiliates	(356,717)
Provision for (benefit from) income taxes	8,507		(b)			(b)

Loss from continuing operations before equity losses of affiliates	(365,224)
Equity losses of affiliates, net of tax	(260,094)

Loss from continuing operations	(625,318)
Loss from continuing operations attributable to non-controlling interests	29,616		(c)(d)			(d)

Loss from continuing operations attributable to Endeavor Group Holdings, Inc.	$(654,934)

Pro forma loss per share data:
Basic and diluted loss per share of Class A and Class B Common stockholders:
Continuing Operations
Basic
Diluted
Continuing operations attributable to Endeavor Group Holdings, Inc.
Basic
Diluted
Weighted average number of shares used in computing loss per share(e)
Basic
Diluted

See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2020

(In thousands, except per interest and share data)	Endeavor Operating Company, LLC Actual	Adjustments for the Reorganization Transactions		As Adjusted Before this Offering	Adjustments for this Offering, UFC Buyout and the Use of Proceeds(f)		Endeavor Group Holdings, Inc. Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$1,008,485					(f)
Restricted cash	181,848
Accounts receivable	445,778
Deferred costs	234,634
Other current assets	194,463

Total current assets	2,065,208
Property and equipment, net	613,139
Operating lease right-of-use assets	386,911
Intangible assets, net	1,595,468
Goodwill	4,181,179
Investments	251,078
Other assets	540,651					(n)

Total assets	$9,633,634

Liabilities, redeemable interests and members’/shareholders’ equity
Current Liabilities:
Accounts payable	$554,260					(n)
Accrued liabilities	322,749
Current portion of long-term debt	212,971
Current portion of operating lease liabilities	58,971
Deferred revenue	606,530
Deposits received on behalf of clients	176,572
Other current liabilities	65,025

Total current liabilities	1,997,078
Long-term debt	5,712,834
Tax receivable agreement obligations	-
Long-term debt operating lease liabilities	395,331
Other long-term liabilities	373,642					(h)

Total liabilities	8,478,885

Redeemable non-controlling interests	168,254
Redeemable equity	22,519					(h)
Members’/Shareholders’ Equity:
Class A common stock (par value, $0.00001), shares authorized and shares outstanding			(i)			(i)

(In thousands, except per interest and share data)	Endeavor Operating Company, LLC Actual	Adjustments for the Reorganization Transactions		As Adjusted Before this Offering	Adjustments for this Offering, UFC Buyout and the Use of Proceeds(f)		Endeavor Group Holdings, Inc. Pro Forma
Class B common stock (par value, $0.00001), shares authorized and shares outstanding			(i)			(i)
Class C common stock (par value, $0.00001), shares authorized and shares outstanding
Class X common stock (par value, $0.00001), shares			(i)
Class Y common stock (par value, $0.00001), shares			(i)
Additional paid-in capital			(g)			(g)(j)
Accumulated deficit						(j)(m)
Members’ capital	468,633		(k)
Accumulated other comprehensive loss	(190,786)		(l)			(l)

Total Endeavor Operating Company, LLC/Endeavor Group Holdings, Inc. members’/shareholders’ equity	277,847
Nonredeemable non-controlling interests	686,129		(l)			(l)(j)

Total members’/shareholders’ equity	963,976

Total liabilities and members’/shareholders’ equity	$9,633,634

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Financial Information

(a)	Reflects the effects of the following equity-based compensation expenses:

•

$         million of recurring equity-based compensation expense for the year ended December 31, 2020 in relation to new awards under the                  Incentive Award Plan to be issued to certain employees and executives of the Company in connection with the offering and vesting over periods greater than one year commencing on the awards’ grant date, which for pro forma purposes would be January 1, 2020. Such awards will be granted by Endeavor Group Holdings, accordingly none of the related expense is attributable to non-controlling interests.

•

$         million recurring equity-based compensation expense for the year ended December 31, 2020 in relation to the modification of certain pre-IPO equity-based awards to remove certain forfeiture and discretionary call terms. The related impact to the consolidated statements of operations reflect the proportionate allocation of such expected recurring compensation expense of $         million to non-controlling interest of    %.

(b)

Endeavor Operating Company has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. Following the reorganization, we will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to our allocable share of any taxable income of Endeavor Operating Company.

(c)

As described in “Organizational Structure,” upon completion of the reorganization transactions, Endeavor Group Holdings will become the sole managing member of Endeavor Manager, which will be the sole managing member of Endeavor Operating Company. Endeavor Group Holdings will initially own less than 100% of the economic interest in Endeavor Operating Company through Endeavor Manager but will have the sole voting rights and control the management of Endeavor Operating Company.

Upon completion of the reorganization transactions and prior to the offering, Endeavor Group Holdings’ indirect ownership percentage in Endeavor Operating Company will be     %. Net loss attributable to non-controlling interests will represent     % of loss before income taxes.

Immediately following the completion of this offering, Endeavor Group Holdings’ indirect ownership percentage in Endeavor Operating Company will be     %. Net loss attributable to non-controlling interests will represent     % of loss before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase                 additional shares of our Class A common stock is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, Endeavor Group Holdings’ indirect ownership percentage in Endeavor Operating Company will increase to     % and the ownership percentage held by non-controlling interests will decrease to     %.

(d)	Reflects the effects on net loss attributable to non-controlling interests relating to the following ($ in thousands):

Year Ended December 31, 2020
Adjustments for the Reorganization Transactions
Historical loss from continuing operations apportioned to non-controlling interest(1)
Additional corporation tax benefit allocable to non-controlling interest(2)

Adjustments for this Offering and the Use of Proceeds
Change in allocation of historical loss from continuing operations to non-controlling interest(3)
Change in allocation of additional corporation tax expense to non-controlling interest(4)
Additional stock-based compensation expense apportioned to non-controlling interest(5)
Additional income tax benefit (expense) apportioned to non-controlling interest(6)

Adjustments for the UFC Buyout

Historical loss from continuing operations apportioned to non-controlling interest

(1)	This allocation is computed based upon the non-controlling interest in Endeavor Operating Company of %, upon completion of the reorganization transactions and prior to the offering, as follows:

•	For the year ended December 31, 2020, multiplied by historical loss from continuing operations attributable to Endeavor Operating Company of $ million.
(2)

This allocation is computed based upon the non-controlling interest in Endeavor Manager of    %, upon completion of the reorganization transactions and prior to the offering, multiplied by additional corporation tax benefit of $         million for the year ended December 31, 2020.

(3)	Computed based upon the decrease in the non-controlling interest in Endeavor Operating Company from % to %, as follows:

•	For the year ended December 31, 2020, multiplied by historical loss from continuing operations attributable to Endeavor Operating Company of $ million.
(4)

Computed based upon the decrease in the non-controlling interest in Endeavor Manager from    % to    %, multiplied by additional corporation tax benefit as a result of the reorganization transactions, prior to the offering, of $         million for the year ended December 31, 2020.

(5)

This allocation is computed based upon the non-controlling interest in Endeavor Operating Company of    %, multiplied by additional stock-based compensation expense of $         million for the year ended December 31, 2020 (refer note (a)).

(6)

Computed based upon the non-controlling interest in Endeavor Manager of    %, multiplied by additional income tax benefit of $         million, as a result of the increase in our proportionate interest in Endeavor Operating Company following the use of proceeds of this offering, for the year ended December 31, 2020.

(e)	The weighted average number of shares underlying the basic earnings per share calculation reflects only the shares of Class A common stock and shares of Class B common stock as they are the only outstanding shares after the offering which participate in the economics of Endeavor Group Holdings. The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the shares of Class A common stock and shares of Class B common stock outstanding after the offering as any conversion of the Class A common stock options would have an anti-dilutive effect on earnings per share. Additionally, the exchange of Endeavor Operating Company Units or Endeavor Manager Units together with paired shares of Class X common stock would not have a dilutive effect on earnings per share as loss from continuing operations attributable to Endeavor Group Holdings would increase proportionately with each exchange.

(f)

The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions, the concurrent private placements, the UFC Buyout, and this offering, assuming the issuance of shares of Class A common stock at a price of $        per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus), and the concurrent private placements:

Sources:

•	$ million gross cash proceeds to us from the offering of Class A common stock in this offering; and

•	$ million gross cash proceeds to us from the sale of Class A and Class B common stock in the concurrent private placements.

Uses:

•

we will use $        million to pay underwriting discounts and commissions and offering expenses (which will be borne by Endeavor Operating Company through a reduction in the contributions described immediately below), $        million of which has been paid as of December 31, 2020 and is classified as other current assets on the consolidated balance sheet (refer to note (n));

•

we will use $        million to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering;

•

we will contribute $        million to Endeavor Manager in exchange for a number of Endeavor Manager Units equal to the contribution amount, prior to reduction for offering expenses, divided by the price paid by the underwriters for shares of our Class A common stock in this offering. Endeavor Manager will then, in turn, contribute such contribution amount to Endeavor Operating Company in exchange for an equal number of Endeavor Operating Company Units; and

•	Endeavor Operating Company will use such remaining proceeds for working capital and general corporate purposes.

(g)	Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Adjustments for the Reorganization Transactions
Par value of class A, X and Y common stock issued
Proportionate allocation of historical member’s capital to Endeavor Group Holdings(1)
Adjustments for this Offering and the Use of Proceeds
Gross proceeds from offering of Class A and Class B common stock
Less: par value of shares of Class A and Class B common stock issued
Payment of underwriting discounts and commissions in connection with this offering(2)
Reclassification of capitalized pre-IPO offering costs from other assets to additional paid-in capital(2)

Vesting and modification of pre-IPO profits units in Endeavor Operating Company and issuance of new equity-based compensation awards in Endeavor Group Holdings upon the consummation of this offering (refer to note(k))

Change in allocation of historical capital to Endeavor Group Holdings(3)

(1)

This allocation is computed based upon Endeavor Group Holdings’ interest in Endeavor Operating Company of    %, upon completion of the reorganization transactions and prior to the offering, multiplied by historical members’ capital of $         million.

(2)

                 million of capitalized pre-IPO costs were unpaid and classified in accounts payable as of December 31, 2020, and, together with the $        million of underwriting discounts and commissions in connection with this offering, are included in use of proceeds as described in note (f).

(3)	Computed based upon the increase in Endeavor Group Holdings’ interest in Endeavor Operating Company from % to %, following the offering, multiplied by historical members’ capital of $ million.

(h)

Reflects the elimination, in connection with the offering, of put rights previously granted to certain senior executives whereby such individuals could elect to sell vested equity interests to Endeavor Operating Company for payments up to $         million. Historically, Endeavor Operating Company recorded $         million of redeemable equity and $         million of other long-term liabilities in relation to such put rights. These adjustments reflect reclassification of the $         million of redeemable equity to nonredeemable non-controlling interest, as well as the derecognition of the $         million other long-term liability and recognition of related non-recurring income, of which $         million and $         million are reflected in retained earnings (refer to note (m)) and nonredeemable non-controlling interest (refer to note (m)), respectively, on the consolidated balance sheet, based on the non-controlling interest percentage of    % following the offering, the concurrent private placements, and the UFC Buyout.

(i)

Represents the par value of shares of our Class A, Class B, Class X and Class Y common stock that we will issue in connection with the reorganization transactions and the concurrent private placements. See reorganization transactions as described in “Organizational Structure.”

(j)	Reflects the effects of the following equity-based compensation expenses:

•

$         million of expected non-recurring compensation expense in respect of the time-based vesting of pre-IPO profits units in Endeavor Operating Company vesting upon the consummation of this offering. The related impact to the pro forma consolidated balance sheet reflects the proportionate allocation of such expected non-recurring compensation expense of $         million to accumulated deficit and $         million to nonredeemable non-controlling interest (representing     %).

•

$         million of expected non-recurring compensation expense in relation to the modification of certain pre-IPO equity-based awards, to remove certain forfeiture and discretionary call terms, on account of which compensation expense had not been recognized historically for past service, upon consummation of this offering. The related impact to the pro forma consolidated balance sheet reflects the proportionate allocation of such expected non-recurring compensation expense of $         million to accumulated deficit and $         million to nonredeemable non-controlling interest (representing     %).

•

$         million of expected non-recurring compensation expense in relation to discretionary awards to be issued to certain employees and executives upon consummation of this offering and which vest immediately. Such discretionary awards will be granted by Endeavor Group Holdings and, accordingly, none of the related expense is attributable to nonredeemable non-controlling interest.

(k)

Represents the elimination of $         million of historical members’ capital in Endeavor Operating Company, and related recognition of $         million and $         million of additional paid-in capital and nonredeemable non-controlling interests, respectively, in consolidated Endeavor Group Holdings as described in notes (i) and (n). See reorganization transactions as described in “Organizational Structure.”

(l)	Reflects the effects on nonredeemable non-controlling interest relating to the following ($ in thousands):

Adjustments for the Reorganization Transactions
Proportionate allocation of historical capital to nonredeemable non-controlling interest(1)
Proportionate allocation of historical accumulated other comprehensive loss to nonredeemable non-controlling interest(1)
Adjustments for this Offering and the Use of Proceeds
Change in allocation of historical capital to nonredeemable non-controlling interest(2)
Change in allocation of accumulated other comprehensive loss to nonredeemable non-controlling interest(2)
Elimination of vested equity unit put rights—reclassification of redeemable equity to nonredeemable non-controlling interest (refer note(j))
Elimination of vested equity unit put rights—proportionate allocation of non-recurring credit to income to nonredeemable non-controlling interest (refer note(j))(3)

Non-recurring expense related to time-based vesting and modification of pre-IPO profits units in Endeavor Operating Company vesting upon the consummation of this offering—proportionate allocation to nonredeemable non-controlling interest (refer note(l))(3)

Elimination of nonredeemable non-controlling interest associated with the UFC Buyout

(1)

This allocation is computed based upon the nonredeemable non-controlling interest in Endeavor Operating Company of    %, upon completion of the reorganization transactions and prior to the offering, multiplied by historical members’ capital of $         million, and accumulated other comprehensive loss of $         million, respectively.

(2)

Computed based upon the decrease in the nonredeemable non-controlling interest in Endeavor Operating Company from    % to    %, following the offering and use of proceeds, multiplied by historical members’ capital of $         million, and accumulated other comprehensive loss of $         million, respectively.

(3)	This allocation is computed based upon the non-controlling interest in Endeavor Operating Company of %, following the offering and use of proceeds.

(m)	Reflects the effects on retained earnings relating to the following ($ in thousands):

Adjustments for this Offering and the Use of Proceeds
Elimination of vested equity unit put rights—proportionate allocation of non-recurring credit to income to retained earnings (refer to note(h))(1)

Non-recurring expense related to time-based vesting and modification of pre-IPO profits units in Endeavor Operating Company vesting upon the consummation of this offering—proportionate allocation to retained earnings
(refer to note(j))(1)

Non-recurring compensation expense related to discretionary awards granted by Endeavor Group Holdings (refer to note(j))
Reflects the excess of the consideration paid in the UFC Buyout over the carrying value of the nonredeemable non-controlling interest

(1)	This allocation is computed based upon the non-controlling interest in Endeavor Operating Company of %, following the offering and use of proceeds.

(n)	Reflects the following:

•	The reclassification of capitalized pre-IPO offering costs from other assets to additional paid-in capital of $ million (refer to note (g)); and

•

Settlement, through use of proceeds, of $         million of accounts payable related to such capitalized pre-IPO offering costs that were unpaid and classified in accounts payable as of December 31, 2020 (refer to note (g)).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We were formed as a Delaware corporation in January 2019 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The selected historical consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected historical consolidated balance sheet data as of December 31, 2019 and 2020 presented below have been derived from Endeavor Operating Company’s audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected historical consolidated balance sheet data as of December 31, 2016, 2017 and 2018 presented below have been derived from Endeavor Operating Company’s audited consolidated financial statements not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. Please refer to the footnotes below as well as the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview—Factors that May Influence Future Results of Operations” for additional information on the factors that impact the comparability of the information presented below.

You should read the following information in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our respective consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The following table sets forth selected historical consolidated financial data of Endeavor Operating Company for the periods presented.

Consolidated Statements of Operations Data:

	Years Ended December 31,
(in thousands, except per share data)	2016(1)	2017(2)	2018	2019	2020
Revenue	$2,366,960	$3,020,116	$3,613,478	$4,570,970	$3,478,743
Total operating expenses	2,364,114	3,078,241	3,720,897	4,360,434	3,631,961

Operating income (loss) from continuing operations	2,846	(58,125)	(107,419)	210,536	(153,218)
Interest expense, net	(197,707)	(261,226)	(277,200)	(270,944)	(284,586)
Loss from continuing operations, net of tax	(129,130)	(200,159)	(463,694)	(525,661)	(625,318)
Income (loss) from discontinued operations, net of tax (including gain on sale in 2018)	30,814	26,991	694,998	(5,000)	—
Net (loss) income	(98,316)	(173,168)	231,304	(530,661)	(625,318)
Net (loss) income attributable to non-controlling interests	(58,417)	(111,919)	(85,241)	23,158	29,616

Net (loss) income attributable to Endeavor Operating Company, LLC	$(39,899)	$(61,249)	$316,545	$(553,819)	$(654,934)

Consolidated Balance Sheet Data:

	As of December 31,
(in thousands)	2016(1)	2017(2)	2018	2019	2020
Cash and cash equivalents	$368,181	$800,026	$768,080	$705,348	$1,008,485
Total assets, including discontinued operations	8,308,228	8,893,460	9,665,132	9,292,299	9,633,634
Long-term debt, including current portion	4,405,608	4,587,545	4,642,013	5,045,273	5,925,805
Total liabilities, including discontinued operations	6,034,382	6,257,278	6,674,443	7,424,214	8,478,885
Redeemable non-controlling interests	140,669	149,368	155,666	136,809	168,254
Redeemable equity	—	—	43,693	43,693	22,519
Members’ equity	599,282	1,258,015	1,585,066	913,274	277,847
Nonredeemable non-controlling interests	1,533,895	1,228,799	1,206,264	774,309	686,129
Total members’ equity	2,133,177	2,486,814	2,791,330	1,687,583	963,976

(1)

The consolidated statement of operations data for the year ended December 31, 2016 and the consolidated balance sheet data as of December 31, 2016 includes the effects of the UFC Acquisition since August 18, 2016.

(2)	The consolidated balance sheet data as of December 31, 2017 includes the effects of the issuance of 508.2 million Class A common units for approximately $1.3 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial Data.” The historical consolidated financial data discussed below reflect our historical results of operations and financial position and relate to periods prior to the reorganization transactions described in “Organizational Structure” and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant impact that such events will have on us. See “Organizational Structure” and “Unaudited Pro Forma Financial Information” for more information.

The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.” Unless otherwise indicated, references in this prospectus to 2018, 2019 and 2020 are to our fiscal years ended December 31, 2018, 2019 and 2020, respectively.

BUSINESS OVERVIEW

Endeavor is a premium intellectual property, content, events, and experiences company. We own and operate premium sports properties, including the UFC, produce and distribute sports and entertainment content, own and manage exclusive live events and experiences, and represent top sports and entertainment talent, as well as blue chip corporate clients. Founded as a client representation business, we expanded organically and through strategic mergers and acquisitions, investing in new capabilities, including sports operations and advisory, events and experiences management, media production and distribution, brand licensing, and experiential marketing. The addition of these new capabilities and insights transformed our business into an integrated global platform anchored by owned and managed premium intellectual property.

Segments

We operate our business in three segments: (i) Owned Sports Properties; (ii) Events, Experiences & Rights; and (iii) Representation.

Owned Sports Properties

Our Owned Sports Properties segment is comprised of a unique portfolio of scarce sports properties, including UFC, PBR and Euroleague, that generate significant growth through innovative rights deals and exclusive live events.

Through the UFC, the world’s premier professional MMA organization, we produce more than 40 live events annually which are broadcast in over 160 countries and territories to approximately 1 billion TV households. UFC was founded in 1993 and has grown in popularity after hosting more than 500 events and reaching a global audience through an increasing array of broadcast license agreements and our owned FIGHT PASS streaming platform. The value of our content is demonstrated by our licensing arrangements with ESPN and other international broadcasters and our increasing consumer engagement is reflected by the growth of FIGHT PASS subscribers and overall follower growth and engagement across our social channels.

PBR is the world’s premier bull riding circuit with more than 500 bull riders from the United States, Australia, Brazil, Canada, and Mexico, competing in more than 200 bull riding events each year. PBR is one of America’s fastest growing sports with annual attendance for its premier series quadrupling since its inception in 1995.

We have an up to 20-year partnership with Euroleague, which could extend into 2036, to manage and capitalize on all of the commercial business of the league, including media rights, sponsorship, content production, licensing, digital distribution, events staging, and hospitality, for which we receive a management fee. Euroleague is one of the most popular indoor sports leagues in the world, averaging attendance of over 8,500 per game in the 2019-2020 season.

Events, Experiences & Rights

In our Events, Experiences & Rights segment, we own, operate, and provide services to a diverse portfolio of over 800 live events annually, including sporting events covering 20 sports across 25 countries, international fashion weeks, art fairs and music, culinary and lifestyle festivals. We own and operate many of these events, including the Miami Open, HSBC Champions, Frieze Art Fair, New York Fashion Week, and Hyde Park Winter Wonderland, and we have a strategic partnership with the PGA-sanctioned Asian Tour. We also operate other events on behalf of third parties, including the AIG Women’s British Open and Fortnite World Cup. Through On Location, we are a leader in providing more than 900 premium experiences per year for sporting and music events such as the Super Bowl, Ryder Cup, NCAA Final Four, and Coachella.

We are one of the largest independent global distributors of sports video programming and data. We sell media rights globally on behalf of more than 150 clients such as the International Olympic Committee (“IOC”), the NFL, and National Hockey League (“NHL”), as well as for our owned assets and channels. We also provide league advisory services given the array of experience we have to offer. Through IMG ARENA, we work with more than 470 leading sportsbook brands worldwide to deliver live streaming video and data feeds for more than 45,000 sports events annually, as well as for on-demand virtual sports products including our own UFC Event Centre. We also leverage the technology derived from IMG ARENA to provide streaming video solutions to our clients and our owned assets via Endeavor Streaming.

Additionally, we own and operate IMG Academy, a leading academic and sports training institution located in Florida.

Representation

Our Representation segment provides services to more than 7,000 talent and corporate clients and includes our content division, Endeavor Content. Our Representation business deploys a subset of our integrated capabilities on behalf of our clients.

Through our client representation and management businesses, including the WME talent agency and IMG Models, we represent a diverse group of talent across entertainment, sports, and fashion, including actors, directors, writers, athletes, models, musicians, and other artists, in a variety of mediums, such as film, television, books, and live events. Through our 160over90 business, we provide brand strategy, marketing, advertising, public relations, analytics, digital, activation, and experiential services to many of the world’s largest brands. Through IMG Licensing, we also provide IP licensing services to a large portfolio of entertainment, sports, and consumer product brands, including representing these clients in the licensing of their logos, trade names, and trademarks. Endeavor Content provides a premium alternative to traditional content studios, offering a range of services including content development, production, financing, sales, and advisory services for creators.

Components of Our Operating Results

Revenues

In our Owned Sports Properties segment, we primarily generate revenue via media rights fees, sponsorships, ticket sales, subscriptions, license fees, and pay-per-view. In our Events, Experiences & Rights segment, we primarily generate revenue from media rights sales, production service and studio fees, sponsorships, ticket and premium experience sales, subscriptions, streaming fees, tuition, profit sharing, and commissions. In our Representation segment, we generate revenue primarily through commissions, packaging fees, marketing and consulting fees, production fees, and content licensing fees.

Direct Operating Costs

Our direct operating costs primarily include third-party expenses associated with the production of events and experiences, content production costs, operation of our training and education facilities, and fees for media rights, including required payments related to sales agency contracts when minimum sales guarantees are not met.

Selling, General and Administrative

Our selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs, and other overhead required to support our operations and corporate structure.

Provision for Income Taxes

Endeavor Operating Company is a limited liability company, which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. Endeavor Operating Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. Endeavor Operating Company is also subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, including significantly impacting the entertainment and sports industries as well as our business, results of operations, financial position and cash flows.

The COVID-19 pandemic has resulted in various governmental restrictions, including the declaration of a federal National Emergency, multiple cities’ and states’ declarations of states of emergency, restrictions to businesses deemed non-essential, quarantines, “shelter-in-place” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures. These measures began to have a significant adverse impact on our business and operations beginning in March 2020, including the lack of ticketed PBR and UFC events and the early cancellation of the 2019-2020 Euroleague season adversely impacting our Owned Sports Properties segment; the postponement or cancellation of live sporting events and other in-person events adversely impacting our Events, Experiences & Rights segment; and stoppages of entertainment productions, including film, television shows and music events, as well as reduced corporate spending on marketing, experiential and activation, adversely impacting our Representation segment. Furthermore, following the merger of our IMG College business with Learfield, the operating results of the merged business have been weaker than anticipated driven by lower than expected sales and have been further impacted by COVID-19 as a result of the delay, cancellation of or shortened college football season and the prohibition of fans by many teams, which has resulted in impairment charges at Learfield IMG College adversely impacting our equity earnings. We also recognized goodwill and intangible asset impairment charges primarily at our Events, Experiences & Rights segment, driven by lower projections as a result of the impact of COVID-19 and restructuring in certain of our businesses. In the future, any further impact to our business as a result of COVID-19 could result in additional impairments of goodwill, intangibles, long-term investments and long-lived assets.

In response to the COVID-19 pandemic, we implemented cost-savings initiatives across the organization, including salary reductions, hiring freezes, furloughs, reduced work arrangements, and reductions of our workforce, eliminating costs for consultants, reducing travel and expenses, reducing our marketing spend, cancelling internal company events, and reducing other operating expenses, capital expenditures, and acquisition activity. We believe the actions we have taken and continue to implement will enhance our financial flexibility and provide us the ability to scale up quickly as the impact of the COVID-19 pandemic subsides.

Additionally, in order to protect the health and safety of our employees, particularly given the severity of the pandemic in New York, California and London, we have continued to limit access to our corporate offices and our corporate workforce has spent, and continues to spend, a significant amount of time working from home during this period. Access to our offices will remain limited until we are able to safely and responsibly re-open them on a broader basis in accordance with governmental and public health guidance, as well as health and safety policies tailored to our operations. In addition to other cost-cutting measures taken during COVID-19, we have negotiated rent deferrals under certain of our leases for some portion of the work-from-home period. This deferred rent will be repaid into 2022.

While activity has resumed in certain of our businesses and restrictions have been lessened or lifted—for example, major sporting events for which we have media rights have restarted without, or with limited numbers of, fans and have gradually increased permitted fan attendance, film and television productions have begun in certain areas around the world, fashion photo shoots have taken place virtually, and students have returned to IMG Academy—restrictions impacting certain of our businesses remain in effect in locations where we are operating and could in the future be reduced or increased, or removed or reinstated. As a result of this and numerous other uncertainties, including the duration of the pandemic, potential for a resurgence of cases, impact of variants, enduring and additional actions that may be taken by governmental authorities to control the spread of COVID-19, including the continuing rollout of vaccines, availability of vaccine doses to the general public, “shelter-in-place” orders, quarantines, travel restrictions, social distancing measures, immigration restrictions, additional postponements or cancellations of live sporting events and other in-person events, and changes in consumer preferences towards our business and the industries in which we operate, we are unable to accurately predict the full impact of COVID-19 on our business, results of operations, financial position and cash flows, but acknowledge that its impact on our business and results of operations may be material. The ongoing pandemic has had a significant impact on our cash flows from operations. We expect that recovery will continue to be gradual and that the wider impact on revenue and cash flows will vary, but will generally depend on the factors listed above and the general uncertainty surrounding COVID-19. As an example, for those live events that resume, attendance may continue at significantly reduced levels throughout 2021, and any resumption may bring increased costs to comply with new health and safety guidelines. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity, as described above. We cannot assure you that such measures and our cash flows from operations, cash and cash equivalents, or cash available under our Senior Credit Facilities (as defined below) will be sufficient to meet our working capital requirements and commitments, including long-term debt service, in the foreseeable future.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

Industry Growth

Our financial profile is associated with several secular trends in the industries we serve. Demand for our services and owned assets is, in part, driven by the growth of our underlying end markets and how much capital our clients invest to support their businesses. We are also impacted by how much consumers spend to access content and immersive experiences. The level of consumer spending depends, in turn, on consumer content consumption trends as well as preferences related to specific formats of consumption.

Our Owned Sports Properties segment benefits from the growth of the global sports market, which according to The Business Research Company (via MRDC) was $144 billion in 2019 and includes revenues from sports media rights, tickets, sponsorship, and merchandising. This figure is expected to increase to $172 billion by 2023, reflecting a 4% CAGR. Spending on sports media rights continues to be a significant component of revenues in the sports industry with rights values appreciating consistently over the past decade. Our market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2019, global sports media rights spend was $39 billion, having grown at a 9% CAGR since 2017, according to The Business Research Company (via MRDC), and this is expected to grow at an 8% CAGR to $53 billion in 2023. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags.

Our Events, Experiences & Rights segment also benefits from the growth in demand for sports media as well as live events. According to Technavio (Infiniti Research’s “Global Ticket Market 2018-2022” and “Ticket Market by Event Type, Source, and Geography—Forecast and Analysis 2020-2024”), the global sporting events, concerts, and performing arts ticket industry segment was $79 billion in 2019 and is expected to grow at a 5% CAGR to $102 billion by 2024. This growth has also benefited from secular tailwinds as consumers, particularly millennials, continue to seek more unique tactile experiences that they can document and broadcast through social media.

Our Representation segment is driven by growth in the television and film industry, demand for live music events, as well as marketing spend by brands. According to Ampere Analysis, the combined spend in both global film and television content was $128 billion in 2019 and is expected to grow at a 7% CAGR to $183 billion by 2024. Television subscription fees across traditional cable, satellite and OTT distribution channels are rising, increasing the value of television and film content. The proliferation of acquirers of content, including broadcast networks, cable networks, satellite providers and OTT providers such as Netflix, Amazon, Hulu, HBO Max, ViacomCBS, and Comcast, has increased the competition for high-quality, original programming as well as library content. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences. As a sign of the importance of live events across the media landscape, in 2018 the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Additionally, sponsorships have become a key strategy for brands to obtain exposure, achieve better recall, communicate themes and achieve increased consumer engagement.

Our ability to generate revenue is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent and brands we represent, and the assets, including sports leagues and events, that we own. In the near term, we also expect our ability to generate revenue will be impacted by our ability to adapt to changes in the industries in which we operate due to the impact of COVID-19, such as safety protocols allowing talent to return to production sets, music venues, and other live events, and transitioning to digital offerings where in person attendance is restricted. In addition, our success depends on our ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. We believe our platform, at the core of the entertainment, sports, and content ecosystem, is highly responsive to changing consumer preferences and industry trends, with the ability to create, procure and cultivate satisfying consumer content, all while successfully completing strategic acquisitions and further expanding our capabilities. Our longevity, industry-leading access, scale and global footprint are emblematic of our ability to address challenges and risks related to our business and our growth strategy.

Organic Growth Investments

We have built businesses organically that take advantage of our unique role within the sports and entertainment ecosystem, and we will continue to invest in such areas. For example, we developed sports data distribution capabilities through IMG ARENA to address the emergence of online sports gaming services. We grew IMG ARENA primarily organically and the business now provides video feeds to more than 470 sportsbook brands globally and distributes data and streaming for more than 45,000 sporting events annually. We used this technology as the foundation for Endeavor Streaming, our content streaming services platform which provides streaming video solutions to our clients and our owned assets.

In 2017, we started Endeavor Content, a premium content studio providing a full-service alternative to traditional studios, offering a range of services including content development, production, financing, sales, and advisory services for creators. Since its inception, Endeavor Content has financed and/or sold more than 200 projects, including “La La Land,” “Just Mercy,” “Hamilton,” “Normal People,” and “See.”

Acquisitions

A key component of our growth strategy is to utilize the breadth and scale of our platform to identify attractive opportunities to either enhance our existing businesses or grow our portfolio of owned assets. Our platform and agency-driven insights allow us to identify new industry trends and related acquisition opportunities, and we often benefit from inbound and proprietary opportunities. We have a core competency in evaluating and integrating these acquisitions with a disciplined approach.

In April 2016, we acquired experiential marketing agencies Fusion Marketing and IMG Live to strengthen our marketing capabilities and, in August 2016, we acquired a controlling financial interest in UFC, the world’s premier professional MMA organization. These acquisitions increased our portfolio of owned assets and reinforced our leading position in the entertainment and sports industry. Immediately after the closing of this offering, we will consummate the UFC Buyout whereby we will acquire equity interests in UFC Parent from the Other UFC Holders. See “—UFC Buyout.”

In January 2018, we acquired 160over90, a full-service branding and marketing service group specializing in the higher education, sports and lifestyle sectors. Subsequently, we rebranded our marketing capabilities (including Fusion Marketing, IMG Live and others) under the 160over90 brand. In May 2018, we acquired NeuLion, a technology product and service provider specializing in digital video broadcasting, streaming and distribution, and monetization of live and on-demand content to internet-enabled devices. These acquisitions complement our platform by broadening our brand management and digital streaming capabilities.

In January 2020, we acquired On Location, a premium experiential hospitality business that serves iconic rights holders with extensive experience in ticketing, curated hospitality, live event production, and travel management in the worlds of sports and entertainment. The NFL is a minority owner and strategic partner in On Location.

These and future acquisitions may make it more difficult to evaluate our performance period over period. We have significant goodwill and intangible assets from prior acquisitions. The amortization of definite-lived intangibles assets will continue to adversely impact our results of operations. Future acquisitions may increase such goodwill and intangible asset balances, further adversely impacting our results of operations.We remain focused on executing our long-term goals and objectives, which include integrating our acquisitions and continuing to seek opportunities to further enhance our platform.

Timing of Events

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of our owned and represented events, signing of business transactions on behalf of our clients (e.g., film production, book releases, or music tours), and representing entities tied to marquee global occasions (e.g., the Super Bowl). However, given the scale, breadth, and diversity of our clients and our portfolio of owned assets, we are not dependent on any one single client. Because our results may vary significantly from quarter-to-quarter or year-to-year, our financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years.

Equity Method Investment in Learfield IMG College

Effective December 31, 2018, we completed the merger of our IMG College business with Learfield to form Learfield IMG College. Our financial results are impacted by our 36% ownership of the equity interests of Learfield IMG College, which is recognized as an equity method investment. Following the merger, the combined business performed weaker than anticipated and the operating results have been further adversely impacted in 2020 by the impact of COVID-19 on college sports. Such operating performance has resulted in Learfield IMG College recognizing impairment charges that have adversely impacted our results. As a result, we have recognized equity losses of affiliates, net of tax, of approximately $366.8 million and $250.7 million for the years ended December 31, 2019 and December 31, 2020, respectively. Our operating results may continue to be adversely impacted by the operating results of Learfield IMG College. The carrying value of our investment as of December 31, 2020, was approximately $107.6 million.

Market and Economic Conditions.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as pandemics (e.g., COVID-19), unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results. While consumer and corporate spending may decline at any time for reasons beyond our control, the impacts on our results of operations become more acute in periods of a slowing economy or recession, which may be accompanied by changes in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events. During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. A prolonged period of reduced consumer or corporate spending (including as a result of the continued COVID-19 pandemic), could have an adverse effect on our business, financial condition and results of operations.

Risks Associated with Future Results of Operations

For additional information on the risks associated with future results of operations, please see “Risk Factors—Risks Related to Our Business,” “Risk Factors—Risks Related to Our Business—The impact of the COVID-19 global pandemic could continue to materially and adversely affect our business, financial condition, and results of operations,” “Risk Factors—Risks Related to Our Business—Changes in public and consumer tastes and preferences and industry trends could reduce demand for our services and content offerings and adversely affect our business,” “Risk Factors—Risks Related to Our Business—Our ability to generate revenue from discretionary and corporate spending on entertainment and sports events, such as corporate sponsorships and advertising, is subject to many factors, including many that are beyond our control, such as general macroeconomic conditions,” “Risk Factors—Risks Related to Our Business—Owning and managing certain events for which we sell media and sponsorship rights, ticketing and hospitality exposes us to greater financial risk. If the live events that we own and manage are not financially successful, our business could be adversely affected,” “Risk Factors—Risks Related to Our Business—We are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate. We are also signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of some of our services. Our clients are also members of certain unions and guilds that are signatories to collective bargaining agreements. Any expiration, termination, revocation or non-renewal of these franchises, collective bargaining agreements, or licenses and any work stoppages or labor disturbances could adversely affect our business” and “Business—Growth Strategies.”

UFC Buyout

Substantially simultaneous with the closing of this offering, we will consummate the UFC Buyout whereby we will acquire equity interests in UFC Parent (including warrants of UFC Parent from the Other UFC Holders (or their affiliates) resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests of UFC Parent. We currently own 50.1% of UFC Parent’s common equity and have consolidated UFC Parent’s financial results from the date of the UFC Acquisition in 2016.

As a result of the UFC Buyout, we will no longer attribute income (loss) to non-controlling interests in our consolidated statement of operations and will recognize a reduction in nonredeemable non-controlling interests on our consolidated balance sheet. Furthermore, restrictions on dividends under the UFC LLC Agreement will no longer be in place after the UFC Buyout, although restrictions from the UFC Credit Facilities will remain in place. For a further description of the UFC Buyout, see “Prospectus Summary—UFC Buyout.”

Reorganization

Prior to the closing of this offering, we will undertake the reorganization transactions described in “Organizational Structure.” Following the reorganization transactions and this offering, Endeavor Group Holdings will be a holding company, and its principal asset will be an equity interest in a newly formed subsidiary of Endeavor Group Holdings, Endeavor Manager, of which Endeavor Group Holdings will serve as the managing member. Endeavor Manager will in turn be the managing member of Endeavor Operating Company. Endeavor Group Holdings will manage and operate the business and control the strategic decisions and day-to-day operations of Endeavor Manager as its sole managing member, and Endeavor Operating Company as its indirect sole managing member, and will also have a substantial financial interest in Endeavor Manager and Endeavor Operating Company. Accordingly, Endeavor Group Holdings will consolidate the results of operations of Endeavor Manager and Endeavor Operating Company, and a portion of Endeavor Group Holding’s net income (loss) will be allocated to non-controlling interests to reflect the entitlements of certain former members of Endeavor Operating Company who will retain ownership interests in Endeavor Manager and Endeavor Operating Company following the reorganization transactions.

After consummation of this offering and the reorganization transactions described above, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Endeavor Manager and Endeavor Operating Company, and we will be taxed at the prevailing corporate tax rates. We intend to cause Endeavor Operating Company to make distributions to us in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In addition, we have begun implementing and will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to continue to incur expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have recognized and will continue to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses.

RESULTS OF OPERATIONS

The following is a discussion of our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP. The results of operations of the IMG College business are presented as discontinued operations for the periods prior to its disposal effective December 31, 2018.

	Years ended December 31,
	2018	2019	2020
(in thousands)
Revenue	$3,613,478	$4,570,970	$3,478,743
Operating expenses:
Direct operating costs	1,722,134	2,323,269	1,745,275
Selling, general and administrative expenses	1,632,804	1,753,938	1,442,316
Insurance recoveries	—	—	(86,990)
Depreciation and amortization	365,959	280,749	310,883
Impairment charges	—	2,478	220,477

Total operating expenses	3,720,897	4,360,434	3,631,961

Operating (loss) income from continuing operations	(107,419)	210,536	(153,218)
Other (expense) income:
Interest expense, net	(277,200)	(270,944)	(284,586)
Other income (expense), net	57,519	(69,226)	81,087

Loss from continuing operations before income taxes and equity losses of affiliates	(327,100)	(129,634)	(356,717)
Provision for income taxes	88,235	3,371	8,507

Loss from continuing operations before equity losses of affiliates	(415,335)	(133,005)	(365,224)
Equity earnings (losses) of affiliates, net of tax	(48,359)	(392,656)	(260,094)

Loss from continuing operations, net of tax	(463,694)	(525,661)	(625,318)
Income (loss) from discontinued operations, net of tax (including gain on sale in 2018)	694,998	(5,000)	—

Net income (loss)	231,304	(530,661)	(625,318)
Net (loss) income attributable to non-controlling interests	(85,241)	23,158	29,616

Net income (loss) attributable to Endeavor Operating Company, LLC	$316,545	$(553,819)	$(654,934)

Revenue

Revenue decreased $1,092.2 million, or 23.9%, to $3,478.7 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 (excluding the impact of On Location, revenue decreased 30.2% in the year ended December 31, 2020 compared to the year ended December 31, 2019).

•

Owned Sports Properties increased by $16.9 million, or 1.8%. The increase in our Owned Sports Properties segment was driven by increased rights fees at UFC of $20.0 million, in addition to a $24.9 million increase from a contract termination fee, partially offset by the lower number of events as well as the lack of ticket sales for UFC and PBR events and the early cancellation of the Euroleague season from the impact of COVID-19.

•	Events, Experiences & Rights decreased by $390.7 million, or 19.7%. The decline was primarily attributable to COVID-19 related impacts which resulted in the postponement or cancellation of live sporting events and other in-person events starting in mid-March and was partially offset by $289.5 million related to the acquisition of On Location.

•

Representation decreased by $729.9 million, or 43.6%. The decline was primarily driven by the impact of COVID-19 on talent and brand representation due to the stoppages of entertainment productions, including film, television shows, and music events, as well as reduced corporate spending on marketing and activation starting in mid-March.

Revenue increased $957.5 million, or 26.5%, to $4,571.0 million for the year ended December 31, 2019 compared to 2018.

•

Owned Sports Properties increased by $163.0 million, or 21.1%. The growth was primarily driven by increased media rights fees from the UFC long-term domestic media rights and residential pay-per-view contracts with ESPN that became effective in the first half of 2019.

•

Events, Experiences & Rights increased by $433.0 million, or 27.9%, compared to the period prior. The growth was attributable to increased media rights fees, primarily related to major soccer events, which only had a partial year in 2018.

•

Representation increased by $367.7 million, or 28.1%. The growth was primarily driven by talent and brand representation, delivery of additional film and television projects at Endeavor Content, and growth in 160over90 and Licensing.

Direct operating costs

Direct operating costs decreased $578.0 million, or 24.9%, to $1,745.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily attributable to approximately $541 million of reduced event costs, media rights fees and sports production costs resulting from the postponement or cancellation of sports and live events due to COVID-19 (of which approximately $75 million relates to timing of deferred media rights costs that will be recognized as direct operating costs during 2021 when such sports events occur) and approximately $222 million of lower content amortization expenses due to a reduction in content delivery in 2020, partially offset by approximately $234 million of increases in costs related to On Location acquired in January 2020.

Direct operating costs increased $601.1 million, or 34.9%, to $2,323.3 million for the year ended December 31, 2019 compared to 2018. Approximately $335 million of the increase was attributable to media rights fees, primarily related to major soccer events, which only had a partial year in 2018, as well as growth in IMG ARENA. Approximately $195 million of the increase was attributable to content amortization expenses primarily related to the delivery of film and television projects at Endeavor Content. The remaining increase related to higher costs in owned events and sports production and 160over90.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $311.6 million, or 17.8%, to $1,442.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease principally reflects our COVID-19 related cost savings initiatives including lower cost of personnel resulting from pay reductions, furloughs and workforce reductions, and reduced travel and other operating expenses. This decrease was partially offset by the selling, general and administrative costs associated with On Location. We expect that certain of our SG&A costs will increase as COVID-19 related restrictions ease over time and business activity increases.

Selling, general and administrative expenses increased $121.1 million, or 7.4%, to $1,753.9 million for the year ended December 31, 2019 compared to 2018. The increase principally reflects higher personnel related costs, primarily related to acquisitions including NeuLion and growth in our existing businesses, and higher professional service costs including offering costs incurred, offset by a decrease of $48.0 million in equity-based compensation expense.

In connection with this offering, assuming an initial offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we would expect to incur a one-time equity-based compensation charge of $         million relating to the treatment of existing equity interests in Endeavor Operating Company as a result of the reorganization transactions (which charge, for the avoidance of doubt, will not involve the issuance of any equity).

Insurance recoveries

We maintain events cancellation insurance policies for a significant number of our events. For the year ended December 31, 2020, we recorded $87.0 million of insurance recoveries which primarily relate to cancelled events in our Events, Experiences & Rights segment, as well as in PBR in our Owned Sports Properties segment, due to COVID-19.

Depreciation and amortization

Depreciation and amortization increased $30.1 million, or 10.7%, to $310.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by the amortization of intangible assets recognized in connection with our 2020 acquisitions of On Location and the remaining 50% of the membership interests of FC Diez Media.

Depreciation and amortization decreased $85.2 million to $280.7 million for the year ended December 31, 2019 compared to 2018. The decrease was primarily driven by certain intangible assets related to the UFC Acquisition becoming fully amortized, partially offset by the amortization of intangible assets recognized in connection with the acquisition of NeuLion in May 2018.

Impairment charges

For the year ended December 31, 2020, we recorded $220.5 million of goodwill and intangible asset impairment charges primarily at our Events, Experiences & Rights segment, driven by lower projections as a result of the impact of COVID-19 and restructuring in certain of our businesses.

Interest expense, net

Interest expense, net increased $13.6 million to $284.6 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, principally due to lower short-term rates, partially offset by higher indebtedness incurred through additional borrowings.

Interest expense, net decreased $6.3 million to $270.9 million for the year ended December 31, 2019 compared to 2018, principally due to lower short-term interest rates.

Other income (expense), net

Other income (expense), net changed from expense of $69.2 million for the year ended December 31, 2019 to income of $81.1 million for the year ended December 31, 2020. The expense for the year ended December 31, 2019 primarily included a $27.4 million impairment of equity investments and related note receivable and a $39.3 million loss related to the change in the fair value of embedded foreign currency derivatives. The income for the year ended December 31, 2020 included gains of $27.1 million, $8.1 million, $15.3 million and $12.7 million recorded for the acquisition of the remaining 50% of the membership interests of FC Diez Media, the deconsolidation of Asian Tour Media, the gain on the sale of an investment and the change in the fair value of embedded foreign currency derivatives, respectively.

Other income (expense), net changed from income of $57.5 million for the year ended December 31, 2018 to expense of $69.2 million for the year ended December 31, 2019. The income of $57.5 million for the year ended December 31, 2018 was primarily driven by a net increase in the fair value for certain equity investments and a gain on the disposal of a business partially offset by an increase in the fair value of the UFC warrant liabilities. The expense of $69.2 million for the year ended December 31, 2019 was primarily driven by a $27.4 million impairment of equity investments and related note receivable and a $39.3 million loss related to the change in the fair value of embedded foreign currency derivatives.

Provision for income taxes

The provision for income taxes increased $5.1 million to $8.5 million for the year ended December 31, 2020 compared to 2019. The change is primarily due to tax expense of $24.1 million related to the On Location Events acquisition and subsequent tax restructuring, $10.2 million to revise the tax provision related to a prior year acquisition and subsequent tax restructuring, offset by a $7.2 million decrease in unrecognized tax benefits, and the release of $19.1 million of valuation allowances on net deferred U.S. tax assets, exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes, and foreign tax credits.

The provision for income taxes decreased $84.9 million to $3.4 million for the year ended December 31, 2019 compared to 2018. The decrease in the provision was primarily due to net tax expense of $21.8 million related to the 2018 acquisition of NeuLion and subsequent tax restructuring, and $17.5 million of tax expense related to the tax impact of losses recognized on certain agreements for foreign statutory purposes subject to limitation under foreign tax law in 2018 as compared to 2019, and in 2019, a $31.3 million decrease in tax expense related to foreign operations and a $14.8 million decrease in state income taxes.

Equity losses of affiliates, net of tax

Equity losses of affiliates decreased $132.6 million to $260.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Equity losses were primarily due to the $250.7 million of losses from our Learfield IMG College investment. The decrease in equity losses of affiliates was primarily driven by lower equity method impairments.

Equity losses of affiliates increased $344.3 million to $392.7 million for the year ended December 31, 2019 compared to 2018. The increase in equity losses of affiliates was primarily driven by our investment in Learfield IMG College. The results of Learfield IMG College for the year ended December 31, 2019 include a charge as a result of its annual goodwill and indefinite-lived intangible assets impairment test. Additionally, during the year ended December 31, 2019, the Company recorded an other-than-temporary impairment of $117.0 million resulting from continued losses and limited expectations for recovery.

Income (loss) from discontinued operations, net of tax

Loss from discontinued operations was $5.0 million for the year ended December 31, 2019 compared to income from discontinued operations of $695.0 million for the year ended December 31, 2018. The loss for the year ended December 31, 2019 reflects an amendment to the working capital adjustment related to the disposal of our IMG College business. The income for the year ended December 31, 2018 reflects the gain we recorded on the sale of our IMG College business of $729.3 million, partially offset by the results of the IMG College business which were adversely affected by professional fees related to the merger with Learfield.

Net (loss) income attributable to non-controlling interests

Net income attributable to non-controlling interests increased $6.5 million to $29.6 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by an increase in net income from UFC offset by the net loss allocated to the non-controlling interest holders from the acquisition of On Location.

Net income attributable to non-controlling interests was $23.2 million for the year ended December 31, 2019 compared to net loss attributable to non-controlling interests of $85.2 million for the year ended December 31, 2018. The change to net income was primarily driven by UFC generating net income for the year ended December 31, 2019 as compared to a net loss for 2018, as well as the partial year impact of the redemption of the UFC Class P Units that occurred in the third quarter of 2019.

SEGMENT RESULTS OF OPERATIONS

We classify our business into three reporting segments: Owned Sports Properties; Events, Experiences & Rights; and Representation. Our Chief Operating Decision Maker evaluates the performance of our segments based on segment Revenue and segment Adjusted EBITDA. Management believes segment Adjusted EBITDA is indicative of operational performance and ongoing profitability and is used to evaluate the operating performance of our segments and for planning and forecasting purposes, including the allocation of resources and capital.

Segment operating results reflect earnings before corporate and unallocated shared expenses. Segment operating results include allocations of certain costs, including facilities, technology, and other shared services costs, which are allocated based on metrics designed to correlate with consumption. These allocations are agreed-upon amounts between the businesses and may differ from amounts that would be negotiated in arm’s length transactions.

The following tables display Revenue and Adjusted EBITDA for each of our segments.

	Years ended December 31,
(in thousands)	2018	2019	2020
Revenue:
Owned Sports Properties	$772,732	$935,765	$952,624
Events, Experiences & Rights	1,551,222	1,984,221	1,593,509
Representation	1,306,129	1,673,796	943,873
Eliminations	(16,605)	(22,812)	(11,263)

Total Revenue	$3,613,478	$4,570,970	$3,478,743

Adjusted EBITDA:
Owned Sports Properties	$271,186	$417,203	$457,589
Events, Experiences & Rights	125,326	146,888	59,224
Representation	333,618	375,061	211,977
Corporate	(179,044)	(205,649)	(145,240)

Adjusted EBITDA	$551,086	$733,503	$583,550

Owned Sports Properties

The following table sets forth our Owned Sports Properties segment results for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
(in thousands)
Revenue	$772,732	$935,765	$952,624
Adjusted EBITDA	$271,186	$417,203	$457,589
Adjusted EBITDA margin	35.1%	44.6%	48.0%

December 31, 2020 compared to December 31, 2019

Revenue for the year ended December 31, 2020 increased $16.9 million, or 1.8%, to $952.6 million, compared to the year ended December 31, 2019. The increase was driven by increased rights fees at UFC of $20.0 million, in addition to a $24.9 million increase from a contract termination fee, partially offset by the impacts from COVID-19 as UFC and PBR had fewer events and events that occurred had limited to no ticket revenue from April through September, and the cancellation of the 2019-2020 Euroleague season in March.

Adjusted EBITDA for the year ended December 31, 2020 increased $40.4 million, or 9.7%, to $457.6 million, compared to the year ended December 31, 2019. The increase in Adjusted EBITDA was primarily due to increased UFC rights fees as well as our COVID-19 related cost savings initiatives, partially offset by declines in PBR and Euroleague due to the COVID-19 related impacts described above.

December 31, 2019 compared to December 31, 2018

Revenue for the year ended December 31, 2019 increased $163.0 million, or 21.1%, to $935.8 million, compared to 2018. The increase was primarily driven by increased UFC media rights fees. UFC signed new long-term domestic media rights and residential pay-per-view contracts with ESPN that became effective in the first half of 2019. The domestic residential pay-per-view contract with ESPN helps reduce variability in our live events revenues through a fixed media rights fee.

Adjusted EBITDA for the year ended December 31, 2019 increased $146.0 million, or 53.8%, to $417.2 million, compared to 2018. The increase in Adjusted EBITDA was due to the ESPN contracts signed in 2019 for the U.S. television rights and U.S. pay-per-view rights as well as improved live event revenue, additional events, and improved sponsorship revenue.

Events, Experiences & Rights

The following table sets forth our Events, Experiences & Rights segment results for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
(in thousands)
Revenue	$1,551,222	$1,984,221	$1,593,509
Adjusted EBITDA	$125,326	$146,888	$59,224
Adjusted EBITDA margin	8.1%	7.4%	3.7%

December 31, 2020 compared to December 31, 2019

Revenue for the year ended December 31, 2020 decreased $390.7 million, or 19.7%, to $1,593.5 million, compared to the year ended December 31, 2019. The decrease was primarily driven by COVID-19 related impacts on our media rights and live event revenues attributable to event cancellations or delays, partially offset by $289.5 million related to the acquisition of On Location in January 2020 and reduced direct operating costs related to the above mentioned COVID-19 cancellations and delays. Revenue declined due to the delay of the soccer season in Europe which resulted in modified schedules for most leagues, as well as the cancellation or delay of major tennis and golf events which negatively impacted our media rights and sports production revenues. Events revenue declined due to the cancellations of the Miami Open and Hyde Park Winter Wonderland as well as other cancelled or postponed events, motorsports and exhibitions. Excluding the impact of the On Location acquisition, revenue decreased 34.3% for 2020 compared to 2019.

Adjusted EBITDA for the year ended December 31, 2020 decreased $87.7 million, or 59.7%, to $59.2 million, compared to the year ended December 31, 2019. The decrease in Adjusted EBITDA was primarily due to declines in media rights, sports production, and live event revenues due to COVID-19 related cancellations or delays partially offset by the acquisition of On Location. We also initiated and benefited from cost savings initiatives across the segment focused on cost of personnel, travel, and operating expenses as a result of COVID-19, as well as insurance recoveries related to certain events.

December 31, 2019 compared to December 31, 2018

Revenue for the year ended December 31, 2019 increased $433.0 million, or 27.9%, to $1,984.2 million, compared to 2018. Approximately $304 million of the increase is attributable to the sale of media rights, primarily related to major soccer events, which only had a partial year in 2018. The increase in revenue was also driven by growth in events, including the King Tut exhibition, as well as strong growth from sports production, gaming rights and IMG Academy.

Adjusted EBITDA for the year ended December 31, 2019 increased $21.6 million, or 17.2%, to $146.9 million, compared to 2018. The increase in Adjusted EBITDA was primarily due to organic growth of our events and IMG Academy business as well as cost reductions related to the integration of NeuLion partially offset by increased losses from media contracts in the first full calendar year of the contracts.

Representation

The following table sets forth our Representation segment results for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
(in thousands)
Revenue	$1,306,129	$1,673,796	$943,873
Adjusted EBITDA	$333,618	$375,061	$211,977
Adjusted EBITDA margin	25.5%	22.4%	22.5%

December 31, 2020 compared to December 31, 2019

Revenue for the year ended December 31, 2020 decreased $729.9 million, or 43.6%, to $943.9 million, compared to the year ended December 31, 2019. The decrease was due to the impact of COVID-19 on talent and brand representation due to stoppages of entertainment productions, including film, television shows, and music events, disruption of Endeavor Content film and television projects, as well as reduced corporate spending on marketing and activation.

Adjusted EBITDA for the year ended December 31, 2020 decreased $163.1 million, or 43.5%, to $212.0 million, compared to the year ended December 31, 2019. The decrease in Adjusted EBITDA was primarily due to the revenue declines related to COVID-19, partially offset by cost savings initiatives across the segment focused on cost of personnel, travel, and operating expenses in response to COVID-19.

December 31, 2019 compared to December 31, 2018

Revenue for the year ended December 31, 2019 increased $367.7 million, or 28.1%, to $1,673.8 million, compared to 2018. The increase in revenue was primarily driven by strong growth in our talent and brand representation, delivery of additional film and television projects at Endeavor Content, and growth in marketing and licensing.

Adjusted EBITDA for the year ended December 31, 2019 increased $41.4 million, or 12.4%, to $375.1 million, compared to 2018. The increase in Adjusted EBITDA was primarily due to the revenue growth noted above particularly client and corporate representation as well as licensing, partially offset by increases in costs related to personnel and content production.

Corporate

Corporate primarily consists of overhead, personnel costs, and costs associated with corporate initiatives that are not fully allocated to the operating divisions. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology, and insurance that is managed through our corporate office.

The following table sets forth our results for Corporate for the years ended December 31, 2018, 2019 and 2020:

	Years ended December 31,
	2018	2019	2020
(in thousands)
Adjusted EBITDA	$(179,044)	$(205,649)	$(145,240)

December 31, 2020 compared to December 31, 2019

Adjusted EBITDA improved $60.4 million for the year ended December 31, 2020 to $(145.2) million compared to the year ended December 31, 2019. The decrease in expenses was primarily due to lower cost of personnel, travel, and professional fees associated with a cost reduction effort which began in March 2020 in response to COVID-19.

December 31, 2019 compared to December 31, 2018

Adjusted EBITDA of $(205.6) million for the year ended December 31, 2019 represents an increase of $26.6 million as compared to 2018. The increase in expenses was primarily driven by additional corporate personnel and rent required to support the growth of our business, as well as an increase in resources supporting digital efforts across the company.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income (loss), excluding the results of discontinued operations, income taxes, net interest expense, depreciation and amortization, equity-based compensation, merger, acquisition and earn-out costs, certain legal costs, restructuring, severance and impairment charges, certain non-cash fair value adjustments, certain equity earnings, costs related to cancelled events, in excess of insurance recoveries and other COVID-19 related expenses, and certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin is a non-GAAP financial measure defined as Adjusted EBITDA divided by Revenue.

Management believes that Adjusted EBITDA is useful to investors as it eliminates certain items identified as affecting the period-over-period comparability of our operating results, and that Adjusted EBITDA margin accordingly provides a performance margin adjusted for such items affecting comparability. Adjusted EBITDA eliminates the significant level of non-cash depreciation and amortization expense that results from our capital investments and intangible assets recognized in business combinations, and improves comparability by eliminating the significant level of interest expense associated with our debt facilities, as well as income taxes, which may not be comparable with other companies based on our tax structure.

Adjusted EBITDA and Adjusted EBITDA margin are used as the primary bases to evaluate our consolidated operating performance.

Adjusted Net Income is a non-GAAP financial measure and is defined as net income (loss) attributable to Endeavor Operating Company adjusted to exclude the results of discontinued operations and our share (excluding those relating to non-controlling interests) of the adjustments used to calculate Adjusted EBITDA, other than income taxes, net interest expense and depreciation, on an after tax basis, the release of tax valuation allowances and other tax items.

Adjusted Net Income adjusts income or loss from continuing operations attributable to the Company for items that are not considered to be reflective of our operating performance. Management believes that such non-GAAP information is useful to investors and analysts as it provides a better understanding of the performance of our continuing operations for the periods presented and, accordingly, facilitates the development of future projections and earnings growth prospects.

Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to net income as indicators of our financial performance. Although we use Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income as financial measures to assess the performance of our business, such use is limited because it does not include certain material costs necessary to operate our business. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income should not be construed as indications that our future results will be unaffected by unusual or nonrecurring items. These non-GAAP financial measures, as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of our most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

Adjusted EBITDA

(in thousands)	Years ended December 31,
	2018	2019	2020
Net income (loss)	$231,304	$(530,661)	$(625,318)
(Income) loss from discontinued operations, net of tax (including gain on sale in 2018)	(694,998)	5,000	—
Provision for income taxes	88,235	3,371	8,507
Interest expense, net	277,200	270,944	284,586
Depreciation and amortization	365,959	280,749	310,883
Equity-based compensation expense(1)	149,138	101,188	91,271
Merger, acquisition and earn-out costs(2)	66,577	49,869	22,178
Certain legal costs(3)	26,677	29,681	12,520
Restructuring, severance and impairment(4)	38,363	42,441	271,868
Fair value adjustment—Droga5(5)	38,962	3,734	405
Fair value adjustment—equity investments(6)	(67,318)	11,759	469
Equity method losses—Learfield IMG College(7)	—	366,797	250,726
COVID-19 related costs(8)	—	—	13,695
Other(9)	30,987	98,631	(58,240)

Adjusted EBITDA	$551,086	$733,503	$583,550

Net income (loss) margin	6.4%	(11.6)%	(18.0)%
Adjusted EBITDA margin	15.3%	16.0%	16.8%

Adjusted Net Income

(in thousands)	Years ended December 31,
	2018	2019	2020
Net income (loss)	$231,304	$(530,661)	$(625,318)
Net loss (income) attributable to non-controlling interests	85,241	(23,158)	(29,616)

Net income (loss) attributable to Endeavor Operating Company, LLC	316,545	(553,819)	(654,934)
(Income) loss from discontinued operations, net of tax (including gain on sale in 2018)	(694,998)	5,000	—
Amortization	301,162	209,243	225,492
Equity-based compensation expense(1)	149,138	101,188	91,271
Merger, acquisition and earn-out costs(2)	66,577	49,869	22,178
Certain legal costs(3)	26,677	29,681	12,520
Restructuring, severance and impairment(4)	38,363	42,441	271,868
Fair value adjustment—Droga5(5)	38,962	3,734	405
Fair value adjustment—equity investments(6)	(67,318)	11,759	469
Equity method losses—Learfield IMG College(7)	—	366,797	250,726
COVID-19 related costs(8)	—	—	13,695
Other(9)	30,987	98,631	(58,240)
Tax effects of adjustments(10)	(9,295)	(29,757)	(25,549)
Adjustments allocated to non-controlling interests(11)	(135,990)	(93,899)	(69,272)
Valuation allowance and other tax items(12)	39,307	—	15,164

Adjusted Net Income	$100,117	$240,868	$95,793

(1)	Equity-based compensation expense represents primarily non-cash compensation expense associated with our equity-based compensation plans.

The decrease for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to fewer awards being granted in 2020. For the year ended December 31, 2019 and 2020, equity-based compensation expense primarily related to our Owned Sports Properties and Representation segments and Corporate.

The decrease for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily due to lower expense recorded for modifications offset by expense for new awards granted in 2019 and a full year of expense from grants awarded in 2018. In 2018 and 2019, equity-based compensation expense primarily related to our Owned Sports Properties and Representation segments and Corporate.

(2)

Includes (i) certain costs of professional advisors related to mergers, acquisitions, dispositions or joint ventures and (ii) fair value adjustments for contingent consideration liabilities related to acquired businesses and compensation expense for deferred consideration associated with selling shareholders that are required to remain our employees.

Such costs for the year ended December 31, 2020 primarily related to professional advisor costs of approximately $13 million and primarily related to our Events, Experiences & Rights segment. Acquisition earn-out adjustments were approximately $9 million primarily related to our Representation segment.

Such costs for the year ended December 31, 2019 primarily related to our Representation segment, of which the largest component was earn-out adjustments, as well as our Events, Experiences & Rights segment, of which the largest component was professional advisor costs. Acquisition earn-out adjustments were approximately $34 million.

Such costs for the year ended December 31, 2018 primarily related to our Representation segment, of which the largest component was earn-out adjustments as well as approximately $31 million of professional advisor costs primarily related to our Representation and Events, Experiences & Rights segments. Acquisition earn-out adjustments were approximately $36 million.

(3)	Includes costs related to certain litigation or regulatory matters impacting all of our segments and Corporate.
(4)	Includes certain costs related to our restructuring activities and non-cash impairment charges.

Such costs for the year ended December 31, 2020 included approximately $220 million related to the impairment of intangible assets and goodwill, approximately $19 million related to the impairment of certain other assets and investments and approximately $32 million for severance and restructuring expenses, in each case primarily related to COVID-19, and primarily related to our Owned Sports Properties and Events, Experiences & Rights segments and Corporate.

Such costs for the year ended December 31, 2019 included approximately $29 million related to the impairment of certain investments and approximately $14 million for severance and restructuring expenses and primarily related to our Representation and Events, Experiences & Rights segments.

Such costs for the year ended December 31, 2018 primarily related to severance and restructuring expenses, including costs related to the cessation of operations of certain events and the impairment of related assets, and had a comparable impact on our Events, Experiences & Rights and Representation segments.

(5)

Reflects the change in fair value of our investment in Droga5, which was accounted for using the fair value option through the disposal of our interest in April 2019; such non-cash fair value adjustments relate to our Representation segment; and adjustment for cash items including receipt of working capital adjustments and other amounts after disposal.

(6)

Includes the net change in fair value for certain equity investments with and without readily determinable fair values, based on observable price changes, in accordance with ASU 2016-01 and ASU 2018-03 effective January 1, 2018.

(7)

Relates to equity method losses, including impairment charges, from our investment in Learfield IMG College following the merger of our IMG College business with Learfield in December 2018. Prior to its disposal in December 2018, income or loss from our IMG College business is classified as discontinued operations.

(8)

Includes costs related to cancelled events recognized in excess of insurance recoveries of approximately $11 million and approximately $3 million of other COVID-19 related expenses that are non-recurring and incremental costs that would have otherwise not been incurred.

(9)

For the year ended December 31, 2020, other costs primarily comprised of a gain of approximately $27 million related to the consolidation of a previously held equity interest in FC Diez Media, a gain of approximately $15 million related to the sale of an investment, a gain of approximately $8 million associated with the deconsolidation of Asian Tour Media Pte. Ltd., a gain of approximately $13 million related to non-cash fair value adjustments of embedded foreign currency derivatives and approximately $3 million increase related to purchase price adjustments to deferred revenue and ticket inventory at On Location, which related primarily to our Events, Experiences & Rights segment.

For the year ended December 31, 2019, other costs primarily comprised charges of approximately $17 million related to the impairment of a note receivable due from an equity investment related to our Representation segment, approximately $39 million related to non-cash fair value adjustments of embedded foreign currency derivatives related to our Events, Experiences & Rights segment, approximately $7 million of costs associated with the refinancing of our UFC Credit Facilities, which related primarily to our Owned Sports Properties segment, charges of approximately $28 million related to our prior initial public offering costs and $5 million related to a premium on the redemption of certain equity units held by an investor, which related to Corporate.

For the year ended December 31, 2018, other costs primarily comprised charges of approximately $19 million of costs associated with the refinancing of our Credit Facilities, which related primarily to Corporate, approximately $19 million related to the non-cash fair value adjustment of our UFC warrant liability at the Owned Sports Properties segment, as well as approximately $8 million of losses on foreign exchange transactions, which related primarily to our Events, Experiences & Rights segment and Corporate. In 2018, these charges were partially offset by approximately $18 million of a gain on disposal of a business, which related to our Representation segment.

(10)	Reflects the U.S. and non-U.S. tax impacts with respect to each adjustment noted above, as applicable.
(11)	Reflects the share of the adjustments noted above that are allocated to our non-controlling interests, net of tax.
(12)

Such items for the year ended December 31, 2020 relate to a $34.3 million tax expense recorded as a result of acquisitions and subsequent tax restructurings, and the release of $19.1 million of valuation allowances on net deferred U.S. tax assets, exclusive of deferred tax liabilities on indefinite lived intangible assets, state income taxes, and foreign tax credits.

Such items for the year ended December 31, 2018 relate to a $21.8 million net tax expense recorded as a result of our acquisition of NeuLion and subsequent tax restructuring and $17.5 million related to the tax impact of losses recognized on certain agreements for foreign statutory purposes, subject to limitation under foreign tax law.

Quarterly financial data

The following tables present selected historical consolidated statements of operations data, as well as Adjusted EBITDA and Adjusted Net (Loss) Income, for each of the quarters in the years ended December 31, 2019 and 2020. This quarterly data has been derived from our unaudited consolidated financial statements. The annual impacts of such quarterly adjustments noted below for the years ended December 31, 2019 and 2020 are described above.

	Three months ended
(in thousands)	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
Revenue	$1,009,706	$1,038,846	$1,224,476	$1,297,942	$1,190,397	$462,914	$864,492	$960,940
Operating (loss) income from continuing operations	(22,557)	32,921	124,178	75,994	53,764	(251,918)	66,581	(21,645)
Net loss	(152,642)	(67,654)	(183,356)	(127,009)	(51,261)	(495,765)	(21,819)	(56,473)
Adjusted EBITDA	83,980	165,695	263,799	220,029	185,538	45,837	175,947	176,228
Adjusted Net Income (Loss)	232	46,995	107,223	86,418	51,320	(34,865)	5,890	73,448

Adjusted EBITDA

	Three months ended
(in thousands)	Mar. 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
Net loss	$(152,642)	$(67,654)	$(183,356)	$(127,009)	$(51,261)	$(495,765)	$(21,819)	$(56,473)
Loss from discontinued operations, net of tax	—	5,000	—	—	—	—	—	—
(Benefit from) provision for income taxes	(22,429)	13,652	6,629	5,519	48,604	(4,049)	(941)	(35,107)
Interest expense, net	71,366	70,718	63,351	65,509	69,984	71,693	71,277	71,632
Depreciation and amortization	78,511	64,842	67,092	70,304	80,447	84,751	76,471	69,214
Equity-based compensation expense	9,905	35,542	19,006	36,735	7,771	9,204	20,602	53,694
Merger, acquisition and earn-out costs	12,357	13,777	10,284	13,451	10,162	(859)	6,682	6,193
Certain legal costs	4,658	5,152	15,005	4,866	2,802	3,357	1,646	4,715
Restructuring, severance and impairment	3,088	28,922	2,209	8,222	16,942	195,305	952	58,669
Fair value adjustment—Droga5	10,080	(6,346)	—	—	—	473	—	(68)
Fair value adjustment—equity investments	7,044	239	966	3,510	2,809	2,950	(1,547)	(3,743)
Equity method losses—Learfield IMG College	6,896	12,287	239,301	108,313	11,756	195,781	31,354	11,835
COVID-19 related costs	—	—	—	—	9,507	2,606	(1,958)	3,540
Other	55,146	(10,436)	23,312	30,609	(23,985)	(19,610)	(6,772)	(7,873)

Adjusted EBITDA	$83,980	$165,695	$263,799	$220,029	$185,538	$45,837	$175,947	$176,228

Adjusted Net Income (Loss)

	Three months ended
(in thousands)	March 31, 2019	June 30, 2019	Sept. 30, 2019	Dec. 31, 2019	March 31, 2020	June 30, 2020	Sept. 30, 2020	Dec. 31, 2020
Net loss	$(152,642)	$(67,654)	$(183,356)	$(127,009)	$(51,261)	$(495,765)	$(21,819)	$(56,473)
Net loss (income) attributable to non-controlling interests	17,948	9,770	(42,827)	(8,049)	(3,695)	29,211	(58,430)	3,298

Net loss attributable to Endeavor Operating Company, LLC	(134,694)	(57,884)	(226,183)	(135,058)	(54,956)	(466,554)	(80,249)	(53,175)
Loss from discontinued operations, net of tax	—	5,000	—	—	—	—	—	—
Amortization	62,342	48,481	48,082	50,338	59,964	63,494	55,315	46,719
Equity-based compensation expense	9,905	35,542	19,006	36,735	7,771	9,204	20,602	53,694
Merger, acquisition and earn-out costs	12,357	13,777	10,284	13,451	10,162	(859)	6,682	6,193
Certain legal costs	4,658	5,152	15,005	4,866	2,802	3,357	1,646	4,715
Restructuring, severance and impairment	3,088	28,922	2,209	8,222	16,942	195,305	952	58,669
Fair value adjustment—Droga5	10,080	(6,346)	—	—	—	473	—	(68)
Fair value adjustment—equity investments	7,044	239	966	3,510	2,809	2,950	(1,547)	(3,743)
Equity method losses—Learfield IMG College	6,896	12,287	239,301	108,313	11,756	195,781	31,354	11,835
COVID-19 related costs	—	—	—	—	9,507	2,606	(1,958)	3,540
Other	55,146	(10,436)	23,312	30,609	(23,985)	(19,610)	(6,772)	(7,873)
Tax effects of adjustments	(11,964)	2,063	(4,686)	(15,170)	(425)	(4,684)	(7,084)	(13,356)
Adjustments allocated to non-controlling interests	(24,626)	(29,802)	(20,073)	(19,398)	(23,365)	(16,328)	(13,051)	(16,528)
Valuation allowance and other tax items	—	—	—	—	32,338	—	—	(17,174)

Adjusted Net Income (Loss)	$232	$46,995	$107,223	$86,418	$51,320	$(34,865)	$5,890	$73,448

LIQUIDITY AND CAPITAL RESOURCES

Historical liquidity and capital resources

Sources and uses of cash

Cash flows from operations have historically funded our day-to-day operations, revenue-generating activities, and routine capital expenditures, as well as serviced our long-term debt. Our other principal use of cash has been acquisitions of businesses, which have been funded primarily through equity contributions from our pre-IPO institutional investors and the issuance of long-term debt.

Debt facilities

As of December 31, 2020, we had an aggregate of $5.7 billion outstanding indebtedness under our Senior Credit Facilities (as defined above) and available borrowing capacity of approximately $207.2 million under the Senior Credit Facilities, consisting primarily of availability under the UFC Credit Facilities.

Credit Facilities

As of December, 31, 2020, we have borrowed an aggregate of $3.1 billion of term loans under the Credit Facilities. The loans bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the Alternate Base Rate (the “ABR”) plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to adjusted LIBOR plus 2.75%, with a LIBOR floor of 0.00%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.75%. The term loans under the Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on May 18, 2025.

In May 2020, we issued a separate tranche of term loans which accrue interest at a rate equal to adjusted LIBOR plus 8.50%, with a LIBOR floor of 1.00%.

On May 20, 2019, we executed $1.5 billion in interest rate hedges to swap a portion of our debt from floating interest expense to fixed. The LIBOR portion of the facility has been fixed at a coupon of 2.12% for five years commencing from June 2019 until June 2024. As of December 31, 2020, approximately 49% of our Term Loans is hedged. See Note 12, “Debt”, to our audited consolidated financial statements, respectively, included elsewhere in this prospectus, for further detail on the Credit Facilities.

As of December 31, 2020, we have the option to borrow incremental term loans in an aggregate amount equal to at least $290.0 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the Credit Facilities). The credit agreement governing our Credit Facilities includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The Credit Facilities also include a revolving credit facility which has $200.0 million of capacity with letter of credit and swingline loan sub-limits of up to $75.0 million and $20.0 million, respectively. Revolving credit facility borrowings under the Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to adjusted LIBOR plus 2.00-2.50%, depending on the First Lien Leverage Ratio, with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 1.00-1.50%, depending on the First Lien Leverage Ratio. We pay Letter of Credit fees of 0.125% and a commitment fee of 0.25-0.50%, based on our First Lien Leverage Ratio. As of December 31, 2020, we had $163.1 million outstanding under this revolving credit facility and outstanding letters of credit of $24.8 million. The revolving facility matures on May 18, 2023.

The revolving facility under the Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility is utilized (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $50.0 million) at the end of each quarter. In April 2020, we entered into an amendment with the revolving credit facility lenders that waived testing of the covenant for the fiscal quarters ended June 30, September 30, and December 31 (the “Covenant Waiver”) subject to certain other requirements including a requirement to maintain minimum liquidity (consisting of undrawn amounts under the revolving credit facility plus cash and cash equivalents) as of the last day of each fiscal quarter. This Covenant Waiver expired on December 31, 2020.

The Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales, and transactions with affiliates.

The borrower’s obligations under the Credit Facilities are guaranteed by certain of our indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of the borrower’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

UFC Credit Facilities

As of December 31, 2020, we have borrowed an aggregate of $2.4 billion of first lien term loans under the UFC Credit Facilities. Following a repricing under the UFC Credit Facilities in January 2021, borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or the ABR plus, in each case, an applicable margin. LIBOR term loans accrue interest at a rate equal to an adjusted LIBOR plus 2.75%-3.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.75%. ABR term loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.75%, plus (ii) 1.75%-2.00%. The term loans under the UFC Credit Facilities include 1% principal amortization payable in equal quarterly installments and mature on April 29, 2026. See Note 12, “Debt,” to our audited consolidated financial statements included elsewhere in this prospectus for further detail on the UFC Credit Facilities.

As of December 31, 2020, we have the option to borrow incremental loans in an aggregate amount equal to at least $455.0 million, subject to market demand, and may be able to borrow additional funds depending on our First Lien Leverage Ratio (as defined under the UFC Credit Facilities). The credit agreement governing the UFC Credit Facilities includes certain mandatory prepayment provisions relating to, among other things, the incurrence of additional debt.

The UFC Credit Facilities also include a revolving credit facility which had $205.0 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $40.0 million and $15.0 million, respectively. Revolving credit facility borrowings under the UFC Credit Facilities bear interest at a variable interest rate equal to either, at our option, adjusted LIBOR or ABR plus, in each case, an applicable margin. LIBOR revolving loans accrue interest at a rate equal to an adjusted LIBOR plus 3.50-4.00%, depending on the First Lien Leverage Ratio, in each case with a LIBOR floor of 0.00%. ABR revolving loans accrue interest at a rate equal to (i) the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) the prime rate, (c) adjusted LIBOR for a one-month interest period plus 1.00% and (d) 1.00%, plus (ii) 2.50-3.00%, depending on the First Lien Leverage Ratio. We pay a commitment fee on the revolving credit facility under the UFC Credit Facilities of 0.25-0.50%, based on the First Lien Leverage Ratio and Letter of Credit fees of 0.125%. As of December 31, 2020, we have no borrowings outstanding under this revolving credit facility and $10.0 million of outstanding letters of credit. The revolving facility under the UFC Credit Facilities matures on April 29, 2024.

The revolving facility under the UFC Credit Facilities is subject to a financial covenant if greater than 35% of the borrowing capacity of the revolving credit facility (excluding cash collateralized letters of credit and non-cash collateralized letters of credit of up to $10.0 million) is utilized at the end of any fiscal quarter. This covenant was not tested on December 31, 2020, as we had no borrowings outstanding under this revolving credit facility.

The UFC Credit Facilities contain certain restrictive covenants around indebtedness, liens, fundamental changes, guarantees, investments, asset sales and transactions with affiliates.

The borrower’s obligations under the UFC Credit Facilities are guaranteed by certain of UFC Parent’s indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the UFC Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of the borrower’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

Restrictions on dividends

Both the Credit Facilities and the UFC Credit Facilities contain restrictions on our ability to make distributions and other payments from the respective credit groups and which therefore limit our ability to receive cash from our operating units to make dividends to the holders of Class A common stock. These restrictions on dividends include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to maintain the parent entities, (4) other specific allowable situations and (5) a general restricted payment basket, as defined in each of the Credit Facilities and the UFC Credit Facilities. The UFC LLC Agreement contains certain covenants restricting distributions and other payments, including the ability to elect to participate in certain permitted distributions ahead of common equity holders, subject in each case to certain exceptions.

Other debt

As of December 31, 2020, we had certain other revolving line of credit facilities and long-term debt liabilities, primarily related to Endeavor Content and On Location, with total committed amounts of $240.0 million, of which $185.4 million was outstanding and $11.7 million was available for borrowing based on the supporting asset base. Such facilities have maturity dates in 2025, bearing interest at rates ranging from 1.75% to 2.75%.

Other debt includes our Endeavor Content facility (the “Endeavor Content Facility,” which is an asset-based facility (“ABL”) used to fund television and film production). As of December 31, 2020, our Endeavor Content Facility had total capacity of $200.0 million, and we had $153.9 million borrowed. In February 2021, we amended the ABL to increase the total capacity to $325.0 million. Our ability to borrow under the facility depends on there being sufficient borrowing base capacity which in turn depends on the number and size of productions we are engaged in and the value of future receipts for the productions. The amounts borrowed under the facility will increase if we enter into additional productions, or decrease if we reduce our production activity. The Endeavor Content Facility matures on March 31, 2025.

Other debt also includes our On Location revolving credit agreement, which has $20.0 million of total borrowing capacity and letter of credit and swingline loan sub-limits of up to $3.0 million each (the “OL Credit Facility”). As of December 31, 2020, we had $19.6 million outstanding under the OL Credit Facility and no letters of credit outstanding. The OL Credit Facility matures on February 27, 2025.

Both the Endeavor Content Facility and the OL Credit Facility contain restrictions that are substantially similar to those in the Credit Facilities and the UFC Credit Facilities.

Cash Flows Overview

Years ended December 31, 2018, 2019 and 2020

	Years ended December 31,
(in thousands)	2018	2019	2020
Net loss from continuing operations, adjusted for non-cash items	$200,147	$562,920	$313,929
Changes in working capital	165,780	(30,890)	176,381
Changes in non-current assets and liabilities	(244,796)	(134,127)	(329,092)

Net cash provided by operating activities from continuing operations	$121,131	$397,903	$161,218
Net cash (used in) provided by investing activities from continuing operations	$(164,809)	$46,083	$(315,792)
Net cash provided by (used in) financing activities from continuing operations	$11,616	$(428,140)	$453,989
Discontinued operations:
Net cash provided by (used in) operating activities	$36,544	$(5,000)	—
Net cash used in investing activities	(6,951)	—	—
Net cash used in financing activities	(64)	—	—

Net cash flows provided by (used in) discontinued operations	$29,529	$(5,000)	$—

December 31, 2020 compared to December 31, 2019

Cash provided by operating activities from continuing operations decreased $236.7 million primarily due to the impact of COVID-19 on our results of operations. Operating cash flow was adversely impacted as television and film productions were put on hiatus, while concerts and live event marketing programs were cancelled, reducing the commissions and fees earned in 2020, the cancellation of live events, restrictions on live attendance, and reduced enrollment in our full-time and camp programs. This was partially offset by event cancellation insurance proceeds and cost reduction initiatives, implemented in March 2020 that reduced cash compensation, travel & entertainment, and other operating expenses.

Investing activities from continuing operations changed from $46.1 million of cash provided in the year ended December 31, 2019 to $315.8 million of cash used in the year ended December 31, 2020. The change in cash used for investing is primarily due to higher payments for acquisitions of businesses, primarily On Location, of $317.9 million for the year ended December 31, 2020 as compared to $5.4 million for the year ended December 31, 2019 and lower amounts of proceeds received for the sale of our investments.

Financing activities from continuing operations changed from $428.1 million of cash used in the year ended December 31, 2019 to $454.0 million of cash provided in the year ended December 31, 2020. Cash provided in the year ended December 31, 2020 primarily reflects net proceeds from debt of $649.5 million offset by distributions of $123.2 million primarily made by UFC. Cash used in the year ended December 31, 2019 primarily reflects $537.7 million for the redemption of all Zuffa’s Class P Units, $512.7 million for the redemption of certain of our equity interests, and $165.0 million related to payments under our equity buyback plan and tax distributions to equity investors, partially offset by contributions of $470.6 million from our equity investors and net proceeds from debt of $391.3 million.

December 31, 2019 compared to December 31, 2018

Cash provided by operating activities from continuing operations increased $276.8 million primarily due to higher operating cash flow in our Owned Sports Properties segment from growth in media rights revenue as well as collection of receipts in 2019 from 2018 pay-per view revenue. Additionally, our Representation segment drove an increase in operating cash flow from growth in TV and film productions. These were offset by lower receipts of advance payments in connection with media rights fees primarily related to major soccer events in our Events, Experiences & Rights segment.

Investing activities from continuing operations changed from $164.8 million of cash used in 2018 to $46.1 million of cash provided in 2019. Cash provided in 2019 reflects $206.8 million of proceeds from the sale of our investment of Droga5 in April 2019 offset by capital expenditures of $135.4 million and investments in non-controlled affiliates of $27.1 million. Cash used in 2018 reflects payments for the acquisition of businesses, primarily NeuLion and 160over90, of $440.3 million, capital expenditures of $187.9 million and investments in non-controlled affiliates of $68.8 million offset by $399.2 million of proceeds from the disposal of IMG College and $120.0 million of proceeds from the maturity of short-term investments.

Financing activities from continuing operations changed from $11.6 million of cash provided in 2018 to $428.1 million of cash used in 2019. Cash used in 2019 reflects the acquisition of non-controlling interests, the redemption of certain of our equity interests, tax distributions to equity investors, payments for contingent liabilities for business acquisitions and payments under our equity buyback plan offset by $470.6 million of contributions from our equity investors and net proceeds from debt of $391.3 million. Cash provided in 2018 reflects the redemption of certain of our equity interests, payments under our equity buyback plan and tax distributions to equity investors, offset by $425.0 million of contributions from our equity investors and net proceeds from debt of $33.2 million.

Future sources and uses of liquidity

Our initial sources of liquidity will be (1) cash on hand, (2) cash flows from operations, (3) available borrowings under our Senior Credit Facilities (which borrowings would be subject to certain restrictive covenants contained therein), (4) net proceeds from this offering and (5) proceeds from the concurrent private placements. Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments, including long-term debt service for at least the next 12 months. However, the ongoing COVID-19 pandemic has had a significant impact on cash flows from operations for the year ended December 31, 2020. We expect that the wider impact of COVID-19 on revenue and cash flows will vary, but will generally depend on the duration of the outbreak, impact of variants, varying rollout of the vaccine, additional actions that may be taken by governmental authorities, changes in consumer preferences towards our business and the industries in which we operate and additional postponements or cancellation of live sporting events and other in person events. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity. In March 2020, we borrowed $160.0 million under the revolving credit facility under our Credit Facilities and $150.0 million under the revolving credit facility under our UFC Credit Facilities. In addition, in May 2020, we raised $260.0 million of incremental term loans under the Credit Facilities to fund general corporate purposes, and in June 2020 we raised $150.0 million of incremental term loans under the UFC Credit Facilities, which was used to repay all outstanding borrowings under its revolving credit facility. In April 2020, we obtained a waiver of the quarterly covenant tests applicable under the Credit Facilities for the test periods June 30, 2020, September 30, 2020 and December 31, 2020. We reduced our outstanding borrowings under the revolving credit facility under our Credit Facilities as of March 31, 2021 such that the quarterly covenant test is not applicable. We expect to have sufficient cash to reduce outstanding borrowings under the Credit Facilities, such that quarterly covenant tests would not be required for the remainder of 2021 or we could request an additional waiver, if necessary.

We cannot assure you that such measures and our cash flows from operations, cash and cash equivalents or cash available under our Senior Credit Facilities will be sufficient to meet our working capital requirements and to meet our commitments, including long-term debt service, in the foreseeable future, particularly in light of the ongoing nature of the COVID-19 pandemic. Due to the uncertainty of COVID-19 (including any broader global deterioration in economic conditions or the extension of governmental restrictions imposed as a result thereof), we may need to extend measures or take additional measures to preserve liquidity.

Our cash and cash equivalents consist primarily of cash on deposit with banks and liquid investments in money market funds. As of December 31, 2020, cash and cash equivalents totaled $1,008.5 million, including cash held at non-wholly owned consolidated subsidiaries of $421 million where cash distributions may be subject to restriction under applicable operating agreements or debt agreements and, due to such restrictions, may not be readily available to service obligations outside of those subsidiaries. These balances primarily consist of UFC ($282 million), Endeavor China ($95 million) and On Location ($26 million) as of December 31, 2020. In addition, $62 million of cash in certain wholly-owned foreign subsidiaries and content production entities may not be readily available to service obligations outside of those subsidiaries.

We expect that our primary liquidity needs will be cash to (1) provide capital to facilitate organic growth of our business, (2) fund future acquisitions and settle acquisition earn-outs from prior acquisitions, (3) pay operating expenses, including cash compensation to our employees, (4) fund capital expenditures, (5) pay interest and principal due on our Senior Credit Facilities, (6) make payments under the tax receivable agreement, (7) pay income taxes, (8) repurchase employee equity and (9) make distributions to members and stockholders.

We expect to refinance the Senior Credit Facilities prior to the maturity of the outstanding loans, with the first maturity for outstanding term loans under the Senior Credit Facilities occurring in 2025. We currently anticipate being able to secure funding for such refinancing at favorable terms, however our ability to do so may be impacted by many factors, including our growth and other factors specific to our business as well as macro-economic factors beyond our control, including as a result of COVID-19. See “Risk Factors—Risks Related to Our Business—We cannot be certain that additional financing will be available on reasonable terms when required, or at all.”

Tax distributions by Endeavor Operating Company

As described in “Dividend Policy,” following the consummation of this offering, other than as described below, we expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering.

Following this offering and subject to funds being legally available, we expect that Endeavor Operating Company will make distributions to each of its members, including the Endeavor Profits Units holders and Endeavor Manager, in amounts sufficient to pay applicable taxes attributable to each member’s allocable share of taxable income of Endeavor Operating Company. Prior to this offering, Endeavor Operating Company will pay a distribution to its members in respect of taxable income estimated to be allocable to such members for periods prior to the offering, and Endeavor Operating Company may fund additional distributions payable to such members (or their successors) following this offering to the extent such estimates of taxable income were understated.

Tax Receivable Agreement

Generally, we are required under the tax receivable agreement described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” to make payments to the Post-IPO TRA Holders that are generally equal to 85% of the applicable cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes that will be available to us as a result of certain transactions contemplated in connection with this offering, exchanges of Endeavor Operating Company Units for Class A common stock or cash and payments made under the tax receivable agreement. We will generally be entitled to retain the remaining 15% of these cash tax savings. Assuming that all units eligible to be redeemed for cash or Class A common stock would be exchanged for Class A common stock by Endeavor Group Holdings at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to the Post-IPO TRA Holders under the tax receivable agreement would aggregate to approximately $         million over the next 15 years and for yearly payments over that time to range between approximately $         million to $         million per year, based on an assumed public offering price of $         (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Such payments will be due only after we have filed our U.S. federal and state income tax returns. The first payment would be due after the filing of our tax return for the year ending                , which is due                , but the due date can be extended until                . Payments under the tax receivable agreement will bear interest from the due date of the tax return reflecting the applicable tax benefits. We currently expect to fund these payments from cash flows from operations generated by our subsidiaries as well as from excess tax distributions that we receive from our subsidiaries.

Under the tax receivable agreement, as a result of certain types of transactions or occurrences, including a transaction resulting in a change of control or a material breach of our obligations under the tax receivable agreement, we may also be required to make payments to the Post-IPO TRA Holders in amounts equal to the present value of future payments we are obligated to make under the tax receivable agreement. If the payments under the tax receivable agreement are accelerated, we may be required to raise additional debt or equity to fund such payments. To the extent that we are unable to make payments under the tax receivable agreement as a result of having insufficient funds (including because our credit agreements restrict the ability of our subsidiaries to make distributions to us) such payments will generally be deferred and will accrue interest until paid. For a full description of the tax receivable agreement, see “Risk Factors—Risks Related to Our Organization and Structure—We will be required to pay certain of our pre-IPO investors, including certain Other UFC Holders, for certain tax benefits we may claim (or are deemed to realize) in the future, and the amounts we may pay could be significant” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Qualitative and Quantitative Disclosures about Market Risk

Interest rate risk

Our exposure to changes in interest rates relates primarily to the floating interest component on our long-term debt. The Senior Credit Facilities bear interest at floating rates and we regularly monitor and manage interest rate risks. $1.5 billion of our Senior Credit Facilities have been swapped to fixed rates. For the remainder, holding debt levels constant, a 1% increase in the effective interest rates would have increased our interest expense by $42 million for the year ended December 31, 2020.

Certain tenors of LIBOR will be eliminated at the end of 2021 and June 2023. Our loans are benchmarked off tenors, including 1 month and 3 month LIBOR, expiring in June 2023. Our Credit Agreement includes fallback language for the new standard benchmark rate that will be offered, Secured Overnight Financing Rate “SOFR”. We cannot quantify the impact of LIBOR’s replacement benchmark rate at this time.

Foreign currency risk

We have operations in several countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the British Pound and the Euro. The value of these currencies fluctuates relative to the U.S. dollar. These changes could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar appreciated by 10% against the foreign currencies used by our operations in 2020, revenues would have decreased by approximately $99.8 million for the year ended December 31, 2020 and operating loss from continuing operations would have improved by approximately $18.4 million.

We regularly review our foreign exchange exposures that may have a material impact on our business and from time to time use foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of potential adverse fluctuations in foreign currency exchange rates arising from these exposures. We do not enter into foreign exchange contracts or other derivatives for speculative purposes.

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our combined financial statements except for those described under “Contractual Obligations, Commitments and Contingencies” below.

Contractual Obligations, Commitments and Contingencies

The following table represents our contractual obligations as of December 31, 2020, aggregated by type.

	Payments due by period
	Total	2021	2022-2023	2024-2025	After 2025
(in thousands)
Long-term debt, principal repayments(1)	$6,023,870	$230,959	$239,104	$3,191,515	$2,362,292
Long-term debt, interest payments(2)	1,078,084	226,552	445,466	368,574	37,492
Operating lease liabilities(3)	573,417	87,149	158,642	145,928	181,698
Purchase obligations/guarantees(4)	2,190,394	757,110	791,134	432,409	209,741
Payments to members/employees(5)	578,664	216,501	269,886	62,097	30,180

Total	$10,444,429	$1,518,271	$1,904,232	$4,200,523	$2,821,403

(1)

The principal balance of certain term loans is repaid on a quarterly basis at an amortization rate of 0.25% per quarter, with the balance due at maturity. See Note 12, “Debt,” to our audited consolidated financial statements included elsewhere in this prospectus for further detail.

(2)

Variable interest rate payments on our long-term debt are calculated based on the current interest rate as of December 31, 2020 and the scheduled maturity of the underlying loans. Interest payments also include a commitment fee of 0.50% that we are required to pay on the unused balance of our revolving credit facilities under the Senior Credit Facilities.

(3)	Our operating leases are primarily for office facilities, equipment and vehicles. Certain of these leases contain provisions for rent escalations or lease concessions.
(4)

We routinely enter into purchase or guarantee arrangements for media, event or other representation rights as well as for advancements for content production or overhead costs with various organizations.

(5)

Certain members receive guaranteed payments from us under contracts through 2028. These payments are made through periodic draws and annual profit-sharing contributions. We are also obligated to several of our employees under employment agreements that expire at various dates through 2026.

Subsequent to December 31, 2020, we completed a repricing of the UFC Credit Facilities in January 2021. As a result, approximately $11 million, $24 million, $24 million and $4 million in lower interest payments should be reflected in the “2021”, “2022-2023”, “2024-2025”, and “After 2025” columns, respectively. Subsequent to December 31, 2020, we committed to additional annual guaranteed payments to members and increased our commitments under employment agreements by $80 million, of which $24 million, $47 million, $9 million and less than $0.1 million is due in 2021, 2022-2023, 2024-2025 and after 2025, respectively. Subsequent to December 31, 2020, we entered into new arrangements and amended certain existing agreements increasing our purchase obligations/guarantees by $29 million, of which $(8) million, $20 million and $17 million is due in 2021, 2022-2023 and 2024-2025, respectively.

The payments that we may be required to make under the tax receivable agreement may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates.

We believe the following estimates related to certain of our critical accounting policies, could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue Recognition

We have revenue recognition policies for our various operating segments that are appropriate to the circumstances of each business.

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method to contracts not completed as of January 1, 2018. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company’s customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. ASC 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates. For further information regarding the impact of the adoption of this standard refer to Note 2, “Summary of Significant Accounting Policies” and Note 18, “Revenue” to our audited consolidated financial statements included elsewhere in this prospectus.

Arrangements with Multiple Performance Obligations

We have various types of contracts with multiple performance obligations, primarily consisting of multi-year sponsorship and media rights agreements. The transaction price in these types of contracts is allocated on a relative standalone selling price basis. We typically determine the standalone selling price of individual performance obligations based on management estimates, unless standalone selling prices are observable through past transactions. Estimates used to determine a performance obligation’s standalone selling price impact the amount and timing of revenue recognized, but not the total amount of revenue to be recognized under the arrangement.

Principal versus Agent

We enter into many arrangements that require management to determine whether we are acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers whether we are primarily responsible for fulfillment of the promise to provide the specified service, have inventory risk and have discretion in establishing prices. For events, this determination is primarily based on whether an event is owned by us or whether we are providing an event management service. For media rights distribution, this determination is primarily based on whether we have control over the media rights including inventory risk and setting pricing with customers. For rebillable expenses related to advertising and brand activation services, this determination is primarily based on whether we are primarily responsible for fulfillment of the services to the customer. If our determinations were to change, the amounts of our revenue and operating expenses may be different.

Timing of Recognition

Commission-based Representation and Licensing Revenue

For arrangements where we earn commissions or royalties based on a client’s sales, earnings or back-end profits, we recognize revenue either over time or at the point in time that our client performs in accordance with the terms of their engagement. We earn packaging revenue directly from studios/production companies (in lieu of receiving a commission from a client) for our role in arranging the creation, development and/or production of a program to be exhibited on broadcast or cable television, streaming, video-on-demand or similar platforms. A package typically involves an initial fee per episode as well as a back-end profit participation paid directly from a studio. We generally recognize the initial fee when a program is completed and delivered to the network.

When our commission is generated from an arrangement that involves an underlying license of intellectual property, we recognize such revenue in accordance with the sales-or usage-based royalty exception under ASC 606. Such arrangements primarily include:

•

Client profit participation: primarily relates to our client’s participation in the net profitability of an episodic television series or feature film in which they have played a role. Once the profit participation metric is achieved, we recognize commission revenue related to the sales or usage of the underlying functional intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management’s best estimate of sales or usage in a period when statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

•

Package back-end profit participation: relates to our right to participate in the profitability of a television program, which is generally equal to a percentage of a contractually defined profitability measure. Once the profit participation metric is achieved, we recognize revenue related to the sales or usage of the underlying functional intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management’s best estimate of sales or usage in a period, if statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

•

Licensing: relates to royalties or commissions from sales of licensed merchandise. The nature of the licensing arrangements is typically symbolic intellectual property, inclusive of logos, trade names, and trademarks related to merchandise sales. We recognize revenue related to the sales or usage of the underlying symbolic intellectual property over time as the sales or usage occurs. The amount of revenue recognized is based on either statements received or management’s best estimate of sales or usage in a period, if statements are received on a lag. If our estimates and judgments were to change, the timing and amount of revenue recognized may be different.

Content Development-based Revenue

Revenue from production services and studio fees for the production and licensing of original content, including television properties, documentaries, and films, is recognized when the content becomes available for exploitation and has been accepted by the customer. Revenue from production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production services of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Revenue for license fees that include a royalty is recognized in the period the royalty is generated following the sales and usage-based royalty exception for licenses of functional intellectual property.

Content Distribution and Sales-based Revenue

License fees from live entertainment and sporting event media rights are recognized when the event is aired. License fees for non-live event programming are recognized when the program has been delivered and is available for exploitation. Commission revenue from distribution and sales arrangements for television properties, documentaries and films of independent production companies is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer.

Event-based Revenue

We earn revenue from events that we control in addition to providing event related services to events controlled by third parties. For controlled events (owned or licensed), revenue is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the particular revenue source. Advance ticket sales, participation entry fees, hospitality sales and bundled experience packages are recorded as deferred revenue pending the event date. For event management related services to third party controlled events, revenue is generally recognized over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the service. If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different.

Service Fee-based Revenue

We provide marketing and consultancy services to brands with expertise in brand strategy, activation, sponsorships, endorsements, creative development and design, digital and original content, public relations, live events, branded impact, and B2B services. Marketing revenue is either recognized over time, based on the number of labor hours incurred, costs incurred or time elapsed based on the Company’s historical practice of transferring similar services to customers, or at a point in time for live event activation engagements. Consulting fees are typically recognized over time, based on the number of labor hours incurred.

Revenue from our digital streaming video solutions is generally recognized upon delivery of the offering to the consumer or over the course of an over-the-top distribution platform subscription agreement term. Revenues from subscription services based on usage, such as data volume, are generally recognized as services are utilized by the customer.

Revenue from our sports academy is recognized ratably over the period of the athletes’ enrollment or attendance at a facility, as the services provided are substantially the same throughout the service period.

If such revenues were recognized based on another basis, or if we made different determinations about which method to apply to a given arrangement, the timing of our revenue and operating expenses may be different.

PPV Revenue

We recognize revenue from PPV programming from owned live sporting events when the event is aired. PPV programming is distributed through cable, satellite and digital providers. We receive a fixed license fee for our domestic residential PPV programming under a long-term contract. For our international and commercial PPV, the amount of revenue recognized is based upon management’s initial estimate of variable consideration related to the number of buys achieved. This initial estimate is based on preliminary buy information received from certain PPV distributors and is subject to adjustment as new information regarding the number of buys is received, which is generally up to 120 days subsequent to the live event. If our estimates of buys achieved were to change, the timing and amount of our revenue may be different.

Content Costs

Effective July 1, 2019, the Company early adopted ASU 2019-02, Entertainment-Films-Other Assets-Film Costs (Subtopic 926-20) and Entertainment-Broadcasters-Intangibles-Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials on a prospective basis.

We incur costs to produce and distribute film and episodic content, which are either monetized on a title-by-title basis or as a group through subscriptions from customers. These costs include development costs, direct costs of production as well as allocations of overhead and capitalized interest, where applicable. Our content costs are predominately monetized on a title-by-title basis. Depending on the predominant monetization strategy, content costs are amortized over the estimated period of ultimate revenue subject to an individual-film-forecast model based on our estimate of ultimate revenue or over the estimated usage of the film group. Participations and residuals are expensed in line with the amortization of production costs.

Unamortized content costs are also tested for impairment based on the predominant monetization strategy whenever there is an impairment indication, as a result of certain triggering events or changes in circumstances, that the fair value of the individual film and television content or collectively with others as a film group may be less than its unamortized costs. The impairment test compares the estimated fair value of the individual content or collectively with others as a group to the carrying value of the unamortized content costs. Where the unamortized content costs exceed the fair value, the excess is recorded as an impairment charge in direct operating costs.

We amortize rights costs for multi-year sports programming arrangements during the applicable seasons based on the estimated relative value of each season in the arrangement.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. We perform our goodwill impairment test at the reporting unit level, which is one level below the operating segment level. We have three operating and reportable segments, consistent with the way management makes decisions and allocates resources to the business and we have ten reporting units across these three segments.

We have the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. A qualitative assessment includes, but is not limited to, consideration of the results of our most recent quantitative impairment test, consideration of macroeconomic conditions, and industry and market conditions. If we can support the conclusion that it is “not more likely than not” that the fair value of a reporting unit is less than its carrying amount under the qualitative assessment, we would not need to perform the quantitative impairment test for that reporting unit.

If we cannot support such a conclusion or we do not elect to perform the qualitative assessment then we must perform the quantitative impairment test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. We believe our estimates of fair value are consistent with how a marketplace participant would value our reporting units.

The discounted cash flow analyses are sensitive to our estimates of future revenue growth and margins for these businesses along with discount rates. Our long-term cash flow projections are estimates and inherently subject to uncertainty, particularly during periods of adverse economic conditions. Significant estimates and assumptions specific to each reporting unit include revenue growth, profit margins, terminal value growth rates, discount rates and other assumptions deemed reasonable by management. Where a market approach is utilized, we use judgment in identifying the relevant comparable-company market multiples. These estimates and assumptions may vary between each reporting unit depending on the facts and circumstances specific to that unit. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

If the carrying amount of a reporting unit exceeds its fair value, such excess is recognized as an impairment. During the year ended December 31, 2020, we recognized goodwill impairment charges, triggered by the COVID-19 pandemic, of $158.5 million.

We believe that the estimates and assumptions we made in our quantitative analysis are reasonable, but they are susceptible to change from period to period. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material. A deterioration in profitability, adverse market conditions, significant client losses, changes in spending levels of our existing clients or a different economic outlook than currently estimated by management, including the duration and severity of the COVID-19 pandemic, could have a significant impact on the estimated fair value of our reporting units and could result in an impairment charge in the future.

Intangible Assets

For finite-lived intangible assets that are amortized, we evaluate assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the estimated undiscounted future cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, an impairment would be measured as the difference between the fair value of the group’s long-lived assets and the carrying value of the group’s long-lived assets. We define an asset group by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets. If identified, the impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. We have the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, we must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. We must then conduct a quantitative analysis if we (1) determine that such an impairment is “more likely than not” to exist, or (2) forego the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If we had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

During the year ended December 31, 2020, we recognized identifiable intangible asset impairment charges, triggered by the COVID-19 pandemic, of $6.6 million related to tradenames, $20.1 million related to owned events, and $35.3 million related to music and sports supply agreements related to our recent acquisition of On Location.

Equity-Based Compensation

We grant profits unit awards to certain executives, employees and service providers. These awards represent an indirect interest that entitles the recipient to share in the appreciation of the equity value of Endeavor Operating Company above certain distribution thresholds as of the date of grant.

We record compensation costs related to our equity awards issued to executives and other employees based on the grant date fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period and compensation cost for awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The awards with a performance condition are expensed when the achievement of performance conditions is probable.

We estimate the fair value of equity awards using an option-pricing model, which requires us to make certain estimates and assumptions, such as:

Value of Equity—As our units are not publicly traded, we estimate the fair value of our equity, as discussed further under the ‘Valuation of Equity’ section below.

Expected term—The expected term represents the period that our awards are expected to be outstanding and is determined based on historical data and current expectations.

Expected volatility—As we do not have a public market trading history, the expected volatility is estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage.

Risk-Free Interest Rate—We base the risk-free interest rate on the U.S. Treasury yield curve in effect at the time the awards are granted.

Expected Dividends—We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.

Valuation of Equity

We consider objective and subjective factors to determine our best estimate of the fair value of our equity, including but not limited to, the following factors:

•	recent private stock sale transactions;

•	our historical financial results and estimated trends and prospects for our future financial performance;

•	our performance and market position relative to our competitors and similar publicly traded companies;

•	the likelihood of achieving a liquidity event, such as our initial public offering or sale, given internal company and external market conditions;

•	the economic and competitive environment, including the industry in which we operate; and

•	third-party valuations of our total company equity

We use a hybrid model consisting of a probability weighted expected return model (“PWERM”) and option-pricing model (“OPM”) under sale and IPO scenarios over various time horizons to derive our equity value. A

PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to weigh each outcome as of the estimate date. Both the PWERM and OPM are commonly used techniques for enterprise valuation.

The valuations took into account the factors described above and used a combination of financial and market-based methodologies to determine our business enterprise value.

Investments

We have various equity investments that we account for under the equity method, as equity investments with readily determinable fair values and equity investments without readily determinable fair values. The fair value of these investments is dependent on the performance of the investee companies as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required. We also remeasure our equity investments without readily determinable fair values when there is an observable transaction in a similar class of security to our investment.

Income Taxes

Endeavor Operating Company is a limited liability company, which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. Endeavor Operating Company’s income, except for the corporate subsidiaries, is generally subject to tax at the partner level. Endeavor Operating Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. Endeavor Operating Company is also subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by us in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as application of tax laws in the jurisdictions in which we operate. A valuation allowance is provided when we determine that it is “more likely than not” that a portion of a deferred tax asset will not be realized. Our deferred tax positions may change if our estimates regarding future realization of deferred tax assets were to change.

A minimum probability threshold for a tax position must be met before a financial statement benefit is recognized. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The tax benefits ultimately realized by us may differ from those recognized in our financial statements based on a number of factors, including our decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and our success in supporting its filing positions with taxing authorities.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet.

Consolidation

We typically consolidate entities in which we own more than 50% of the voting common stock and control operations, as well as variable interest entities (“VIE”) for which we are deemed the primary beneficiary. Evaluating whether an entity in which we have a variable interest is a VIE and whether we are the primary beneficiary requires management to make significant judgments involving evaluating the fair value and capitalization of the investee along with the most significant activities of the entity and the party that has power over those activities.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any non-controlling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and non-controlling interest requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of common equity in consolidated subsidiaries held by third parties. Non-controlling interests with redemption features, such as put options, that are redeemable outside of our control are considered redeemable non-controlling interests and are classified as temporary equity on the consolidated balance sheet. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. Estimating the fair value or other redemption value requires management to make significant estimates and assumptions specific to each non-controlling interest including revenue growth, profit margins, terminal value growth rates, discount rates under the income approach and other assumptions such as market multiples for comparable companies. These estimates and assumptions may vary between each redeemable non-controlling interest depending on the facts and circumstances specific to that consolidated subsidiary.

BUSINESS

Our Company

Endeavor is a premium intellectual property, content, events, and experiences company. We own and operate premium sports properties, including the UFC, produce and distribute sports and entertainment content, own and manage exclusive live events and experiences, and represent top sports and entertainment talent, as well as blue chip corporate clients. Founded as a client representation business, we expanded organically and through strategic mergers and acquisitions, investing in new capabilities, including sports operations and advisory, events and experiences management, media production and distribution, brand licensing, and experiential marketing. The addition of these new capabilities and insights transformed our business into an integrated global platform anchored by owned and managed premium intellectual property.

We believe that our unique business model gives us a competitive advantage in the industries in which we operate. Our direct ownership of scarce sports properties positions us to directly benefit from the generally rising value of sports assets, while giving us direct control to make decisions that sustain the long-term value of our properties. Our dual role as an intellectual property owner and as a trusted advisor to clients and rights holders allows us to make connections across our platform, increasing the earnings of our clients and the value of our sports and entertainment properties. We generally participate in the upside related to the commercial success of content with limited risk and we benefit from demand from both traditional and next generation distributors. We own and manage a diverse mix of live and virtual events and experiences in the sports, entertainment, fashion, and art categories. The insights we gain from our connectivity across the sports and entertainment ecosystem may enable us to spot trends before they emerge and make strategic investments to enhance our growth.

We possess category leading capabilities in various industries, each of which contributes to our financial success. The integration of our broad range of capabilities, along with our owned and managed premium sports and entertainment properties, drives network effects across our platform. We measure these effects by evaluating the impact that activity in one business segment has on growth in another. We believe that, as our client offerings have expanded, we have increased new signings and improved retention in our representation business. The scale and quality of our relationships with content creators has made us more valuable to traditional media and streaming customers, increasing the number of projects we develop and sell. Our premium sports and entertainment properties are increasingly relevant to our brand clients seeking high quality event inventory to maximize experiential and digital impressions. We believe our deep relationships and insights better position us to deploy capital efficiently and improve our strategic investment decisions.

Our management team has successfully executed a mergers and acquisitions and organic-driven growth strategy that has transformed our business from a pure representation model to an integrated global platform. After we founded Endeavor in 1995, we gained scale in representation by merging with the venerable William Morris Agency to form WME in 2009, which was followed by our acquisition of IMG Worldwide in 2014, adding marketing and licensing, events, media production and distribution, and the sports training institution, IMG Academy. The acquisition of a controlling interest in the UFC in 2016 served as a major step forward in the transformation of our business. We acquired 160over90 in 2018, to augment our capabilities in brand and experiential marketing, and purchased On Location in 2020, to accelerate our growth in the premium events and experiences category. We have acquired and integrated more than 20 companies that have expanded our portfolio of owned intellectual property and broadened our set of capabilities. We have also built businesses primarily organically that take advantage of our unique role within the sports and entertainment ecosystem. Sports betting data and streaming services provider IMG ARENA and content studio Endeavor Content are examples of new businesses that we created to amplify our presence in markets we already serve.

We operate across three segments: (i) Owned Sports Properties, (ii) Events, Experiences & Rights, and (iii) Representation, which are covered in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Business Overview.” Our segments are presented in the table below:

We have a 6,400+ person team operating in 28 countries. We generate revenue in both a principal and an agency capacity and use risk mitigation strategies including pre-sales and licensing when we take on investment risk in content or sports rights. Our business benefits from strong revenue visibility via sports rights fee payments, predictable client commissions, content rights payments, recurring annual or quadrennial events, corporate client retainers, licensing agreements, and annual tuition payments. We believe that visibility into our performance provides us with a stable and growing revenue base.

Our business has delivered strong revenue growth prior to the impact of COVID-19. For the year ended December 31, 2019, we generated $4,571.0 million in revenue, net loss of $530.7 million, Adjusted Net Income of $240.9 million and Adjusted EBITDA of $733.5 million. COVID-19 has had a significant impact on our financial performance. For the year ended December 31, 2020, we generated $3,478.8 million in revenue, net loss of $625.3 million, Adjusted Net Income of $95.8 million and Adjusted EBITDA of $583.6 million. For a discussion of Adjusted Net Income and Adjusted EBITDA and reconciliations to the most closely comparable

GAAP measures, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.”

Industry Dynamics

In response to the consistently high demand for premium sports and entertainment content, we have grown the scope and scale of our platform with the addition of owned premium intellectual property and new content capabilities. We have stayed true to our original mission to meet demand for great sports and entertainment independent of how that content is consumed or distributed. This strategy allows us to successfully position our business to benefit from continuous technological disruption and resulting increased demand for premium content.

The ubiquity of smart phones and high-speed data connections has enabled seamless mobile consumption of premium entertainment and live sports. The proliferation of subscription video-on-demand alternatives has served to expand premium entertainment content choice. Short form and social video platforms have democratized content creation and distribution, creating new categories of entertainment and next generation creators. Social media has also given fans the opportunity to directly connect with talent and share events and experiences. According to the Activate Technology & Media Outlook 2020 report, the average American adult spends 12 hours a day consuming technology and media, of which 41% is spent on video. Gaming, virtual and augmented reality, and 5G connectivity are the next wave of technologies expanding the already massive industry segments that we serve.

The impact of increasing consumer adoption of digital platforms in sports, entertainment, and social media is changing the way that our clients conduct business. We have adapted our advisory strategies and added capabilities to enable us to prosper as new industry trends develop. The insights that we gain across our platform allow us to spot these trends early. We have made organic investments and pursued mergers and acquisitions with the benefit of these insights. We believe our acquisition of marketing business 160over90, for example, positioned us to be a leader in the transition of traditional media marketing budgets to experiential and digital platforms. We created an alternative to the traditional studio model through Endeavor Content in part to fulfill a demand for streaming video and podcast content. We also developed sports data distribution capabilities through IMG ARENA to address the emergence of online sports gaming services. We built and acquired streaming service capabilities via Endeavor Streaming to provide critical infrastructure to support our entertainment and sports clients as they increased their premium AVOD and SVOD product offerings.

The convergence of the live and digital content categories has been a driver of our events and experiences strategy. As consumers elect to spend more of their discretionary entertainment budgets on lifestyle and experiences activities that can be shared across social platforms, we have increased the scale and variety of our premium live and virtual experiences across sports, entertainment, and fashion.

Our Integrated Global Platform

Our global platform is comprised of premium owned assets and an integrated set of capabilities. These capabilities include Sports Operations & Advisory, Events & Experiences Management, Client Representation, Media Production & Distribution, Experiential Marketing, and Brand Licensing. Our leadership teams prioritize both business segment goals and company-level objectives. We emphasize this collaboration to optimize each revenue generation opportunity, improve client retention, and increase the flow of acquisition and investment opportunities. We believe that our integrated set of global capabilities is an essential attribute of our growth strategy.

Sports Operations & Advisory

We own, manage, operate and monetize a unique portfolio of scarce sports properties that generate significant revenue and cash flow through innovative rights deals and exclusive live events. We acquired our first sports organization, PBR, in 2015. Our most transformative acquisition was the UFC in 2016, adding a one-of-a-kind, global, and category defining sports organization to our portfolio. We continue to leverage our competency in sports property ownership and management to design and execute strategies for our long-term partners, such as our up to 20-year partnership with Euroleague, and clients, such as the English Premier League, European Tour, and Rugby World Cup.

Events & Experiences Management

We own, operate, or represent more than 800 events annually around the globe, including live sports events covering more than 15 sports across more than 25 countries (e.g. Miami Open), international fashion weeks (e.g. New York Fashion Week), art fairs (e.g. Frieze London), and music, culinary, and lifestyle festivals (e.g. Hyde Park Winter Wonderland). In January 2020, we acquired On Location, a leading provider of premium live event experiences across sports and music in North America with more than 900 experiences built around annual events like the Super Bowl, Ryder Cup, NCAA Final Four, and Coachella. We also operate IMG Academy, a sports training institution serving more than 1,200 full-time students and approximately 10,000 camp participants, and dozens of professional athletes, teams, leagues, and corporate clients annually.

Media Production & Distribution

We are a full-service content production and distribution platform with experience in development, financing, production, marketing and sales, servicing hundreds of creators, sports leagues and federations, events and other brands, as well as our owned sports intellectual property. Our state-of-the-art studios produce tens of thousands of hours of sports programming annually for leading sports properties, such as the English Premier League, Wimbledon, and Ryder Cup, as well as for our owned assets including UFC and PBR. Endeavor Content offers a range of services including content development, production, financing, sales, and advisory services for creators. The studio has financed and/or sold more than 200 projects, including “La La Land,” “Just Mercy,” “Hamilton,” “Normal People,” and “See.”

We are also one of the largest independent global distributors of sports and entertainment programming and possess deep relationships with a wide variety of broadcasters and media partners around the world. We sell media rights globally on behalf of more than 150 clients such as the NFL, IOC, and NHL and for our owned assets including UFC and PBR. We also provide league advisory services given the array of experience we have to offer. Through IMG ARENA, we work with more than 470 leading sportsbook brands worldwide to deliver live streaming video and data feeds for more than 45,000 sports events annually, as well as for on-demand virtual sports products including our own UFC Event Centre. We leverage the technology derived from IMG ARENA to provide streaming video solutions to our clients and our owned assets via Endeavor Streaming. We believe that our collective offering is more important than ever, as premium content is consistently in high demand and in short supply.

Client Representation

We represent many of the world’s greatest creators, performers, influencers, athletes, and models across entertainment, sports, and fashion. In 2019, WME was named music touring agency of the year by Billboard, booking more than 37,000 concert dates, while its clients took home more Grammys than any other agency in 2019 and 2020. For the past several years, WME clients have won more Academy Awards than any other agency and in 2019, WME clients were involved in all of the top 10 domestic grossing films. We represent six of the 10 highest paid actors (2020), the two highest paid female athletes (2020), and manage five of the 10 highest paid models (2018 – last year published), according to Forbes. We are responsible for arranging the essential elements for premium entertainment content distributed through broadcast, cable, and streaming channels, with more than 350 series in 2020. We have also assembled talent and negotiated deals for 14 of the top 20 Netflix series and original movies, and 8 of the top 10 most watched broadcast shows in 2020. We are dedicated to helping our clients increase the monetization potential of their intellectual property, build enduring brands, diversify and grow their businesses, and expand their geographic reach.

Brand Licensing

We are a leading provider of licensing services to entertainment, sports, and consumer products brands, having earned a No. 1 ranking based on total retail sales of $16 billion, according to License Global magazine in 2020. We license our owned intellectual property including the UFC and PBR, and represent third party brands across the automotive, fashion, lifestyle, entertainment, athletics, legends, personalities, corporate, sports league, and event categories. Our clients include Anheuser-Busch InBev, Jeep, Lamborghini, Epic Games (Fortnite), Arnold Palmer, Harvard, the Gap, and the NFL. Through our licensing activities, we source incremental revenue opportunities for our clients, while enhancing their brand with consumers.

Experiential Marketing

Our corporate marketing services are delivered by 160over90, our premium, full-service marketing business that provides experiential, influencer, digital and cultural marketing, and public relations expertise. We work on behalf of some of the world’s largest consumer facing brands that collectively spend over $80 billion in worldwide advertising annually according to AdAge, including Anheuser-Busch InBev, AT&T, and Coca-Cola. Through our platform of owned and operated events and represented clients, our marketing services have access to unique content and activation opportunities, which we believe provides us with a competitive advantage.

Our Platform at Work

The architecture of our company drives powerful network effects that reinforce the value of the platform. We believe the greater the depth of our capabilities and global reach, the greater our ability to retain clients and drive new signings. The more top-tier clients we bring to market, the more relevant we become to streamers, linear networks, and corporate partners. The more sports, events, and experiences inventory we have, the more opportunity we can deliver to our global sponsors. We also believe that our growing global insights enhance our judgment on investments made, while the more we are able to learn from our clients, the more we can enhance the value and growth we deliver long term.

Below are just a few examples where we’ve deepened our relationships with our clients and partners by delivering our integrated platform.

NFL

WME—On the league side, WME has been the NFL’s entertainment agency of record and recently added NFL Films as a client. We also represent various teams and players directly.

IMG—

•	IMG Media’s Sport24 channel shows games across the globe in-flight.

•	IMG Licensing licenses the NFL brand internationally and brokered a deal with Fortnite enabling players to select NFL uniforms for in-game use.

Endeavor Streaming—Through Endeavor Streaming, we operate the NFL’s OTT product, Game Pass, in the US and in China.

160over90—Through 160over90, we partnered on the NFL100 campaign, celebrating the league’s 100th season in 2019.

Endeavor Content—Endeavor Content produces the NFL Honors annually.

On Location—In 2020, we acquired On Location, the NFL’s official hospitality and VIP experiences partner for the Super Bowl and all major NFL events.

UFC

WME—Prior to Endeavor acquiring a majority stake in UFC in 2016, WME had represented UFC for over a decade.

Endeavor—

•	We used the capabilities of our platform to take significant costs out of the business.

•	Leaning on our global sports knowledge and sales expertise, we secured a record 7-year deal with ESPN/ESPN+ for UFC’s linear and pay-per-view rights in the US.

IMG—

•	We leveraged IMG’s sales infrastructure and expertise to drive higher international media rights and sponsorship fees.

•	IMG Licensing increased UFC’s licensing roster globally.

•	IMG ARENA launched UFC’s first-ever sports betting product.

•	IMG Events helped expand UFC’s live events to China, Russia, South America, and the Middle East.

Endeavor Streaming—Endeavor Streaming powers UFC’s FIGHT PASS platform.

SERENA WILLIAMS

WME—

•	On the talent side, WME has represented Serena Williams for most of her career, and she joined our Harry Walker Agency speaker roster in 2020.

•	Among her numerous deals, we brokered the largest ever, female athlete marketing deal for her with Nike, as well as a recent four-year deal with 160over90 client AB InBev’s Michelob Ultra brand.

•	In 2021, we closed a significant multi-year deal for her S Productions banner at Amazon.

Endeavor Content—Endeavor Content brought Serena’s comeback documentary to HBO.

IMG—Serena unveiled her S by Serena clothing line at our IMG-owned New York Fashion Week.

VISA

•	160over90 has been Visa’s global sports sponsorship agency since 2014 and we’ve increased our business with them significantly over that period.

•

We currently manage the entirety of their sponsorship activity across sports including the FIFA Men’s and Women’s Cups, the Olympic Games, and the NFL, and that work has crossed over into entertainment.

•	It has also created numerous opportunities for us to integrate Visa across our platform, including a unique partnership between Visa and our owned New York Fashion Week.

STREAMING

WME—

•	14 of the top 20 Netflix shows, 3 of the top 5 Amazon original series/movies, and more than half of the shows on Apple TV+ each feature multiple WME clients.

•	WME has landed major syndication deals for the likes of “The Office,” as well as the “Law & Order” & “Chicago” franchises, with Peacock.

Endeavor Content—Endeavor Content sells across the streaming spectrum, including 18 television projects and 5 films to Apple since Apple TV+’s launch in late 2019.

IMG—

•	IMG Licensing brokers licensing deals for Endeavor Content-sold streaming hits like Netflix’s “Queer Eye” and Hulu’s “Killing Eve”.

•

IMG Media negotiates sports rights on behalf of numerous global sports organizations and leagues with the likes of Facebook, ESPN+, and Peacock, and through IMG ARENA provides data and video streams on behalf of many of these organizations to sportsbooks.

Endeavor Streaming—Endeavor Streaming powers UFC’s FIGHT PASS and other streaming platforms and owned events.

Our Competitive Strengths

Ownership of Intellectual Property

We believe that our Company is distinguished by our ownership of intellectual property, including UFC, a global sports property and the premier mixed martial arts sports organization, and PBR, an internationally renowned Western lifestyle competitive event series. UFC was founded in 1993 and has grown in popularity after hosting more than 500 events, growing its fan base to approximately 625 million fans, and now reaching a global audience of approximately 1 billion households through an increasing array of broadcast license agreements and our owned FIGHT PASS streaming platform. In 2020, FIGHT PASS subscriptions were up over 40%, and UFC set a record for the most global Pay-Per-View buys in its history. Meanwhile, social media followers across platforms increased by more than 65% year-over-year in 2020, and we grew to more than 10 million subscribers on YouTube, second only to the NBA in terms of global sports organizations. The value of our content is demonstrated by our licensing arrangements with ESPN and other international broadcasters, and our increasing consumer engagement is reflected by the growth of FIGHT PASS subscribers and overall interactions across our social channels. PBR is the world’s premier bull riding circuit with more than 500 bull riders from the United States, Australia, Brazil, Canada, and Mexico, competing in more than 200 bull riding events each year. PBR’s two primary US tours have averaged over 10% annual attendance growth since PBR was acquired in 2015. We also have an up to 20-year strategic partnership with Euroleague, consisting of an initial 10-year term that began in 2016 with a 10-year renewal provision subject to certain conditions. Euroleague is one of the most popular indoor sports leagues in the world, averaging attendance of over 8,500 per game in the 2019-2020 season. As sports property owners, we retain control over the organization, promotion and marketing of UFC and PBR, and the monetization of their events and media distribution. To complement these sports properties, we also own marquee events including the Miami Open, HSBC Champions, Frieze Art Fair, New York Fashion Week, and Winter Wonderland.

Perpetual Demand for Premium Content

Our platform allows us to participate in industries that are benefitting from increasing demand for content in all forms. We are positioned at the center of this demand through our owned sports properties, media production and distribution, and client representation businesses. We operate across all genres and benefit regardless of how and where the demand for this content is fulfilled. Premium sports and entertainment content values have consistently appreciated as new distribution modes and technology broaden access and enhance the consumer experience. The value of sports programming has significantly increased as media networks and over-the-top services rely on premium sports to differentiate their offerings and retain subscribers. Disruption has increased the value of sports media rights as illustrated in consistent increases in Contract Average Annual Values (AAV) over previous contracts. For example, the NFL’s Monday Night Football deal announced in September 2011 was renewed with ESPN for a reported AAV of $1.9 billion, a 72% increase over the prior deal. Similarly, in November 2018, Fox Sports reached an extension with Major League Baseball (“MLB”) for the period 2022-2028. The AAV on the new deal was $729 million, a 40% increase over the prior deal. As digital video distribution services such as ESPN+, Disney+, Peacock, HBO Max, and others have proliferated in recent years, demand has surged with more than 500 original shows airing in 2019, compared to 288 in 2012, according to an industry study. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to the creators who we represent.

Positioned Where the Consumer is Going in Experiential

According to 2018 Expedia and The Center for Generational Kinetics, LLC, 74% of Americans place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in our portfolio of more than 800 events globally across sports, music, art, fashion, and culinary. Our premium events include UFC, PBR, Miami Open, Frieze Art Fair, Hyde Park Winter Wonderland, and New York Fashion Week. Through IMG Academy, we offer an elite academic and athletic experience, with 90% of graduates moving on to play collegiate sports (compared to 7% nationally). On Location, meanwhile, is a leading provider of premium entertainment and travel experiences, offering a large portfolio of events, tours, and hospitality packages across sports and music events including the Super Bowl, the Ryder Cup, NCAA Final Four, and Coachella.

Creating Asymmetric Risk / Reward Opportunities

We believe that the insights that we have gained from our vast network reduce the risk of organic investment and mergers and acquisitions. Our team evaluates potential merger and acquisition opportunities with the benefit of data and industry knowledge that enables us to identify integration synergies and better forecast revenue growth potential. Our role as an industry counterpart often avails us early insights into strategic processes. We often have the opportunity to invest in and support new business ventures that we have negotiated on behalf of our clients, and our commission structure allows us to participate alongside them in their commercial success.

Platform Integration Drives Upside for Our Stakeholders

Our commitment to business unit collaboration has allowed us to enhance returns for our owned and managed intellectual property, content and experiences, and for our clients. From 2017 through 2019, we grew revenue at a 23% CAGR, driven by industry tailwinds, geographic expansion, organic reinvestment, and strategic acquisitions. In 2020, our focus turned to realizing further cost efficiencies across the business and identifying complementary business extensions in the virtual/digital space. The practical linkages between our business units manifest themselves in myriad examples that result in maximizing revenue generation opportunities, improved client acquisition and retention, and proprietary acquisition and investment opportunities. Each of our owned assets and capabilities reinforces the others, creating a global platform that is very difficult to replicate. We have executed multi-pronged growth strategies on behalf of clients such as Dwayne “The Rock” Johnson, Mark Wahlberg, Maria Sharapova, Serena Williams, and many others. We also leverage our network to forge meaningful partnerships between our talent and brands. Through our deep relationships and expertise in sports like golf and tennis, we were able to enter the sports betting data industry via IMG ARENA. Our sports rights and representation businesses have similarly helped unlock investment and advisory opportunities for properties such as the European Tour, Euroleague, and the Asian Tour. We have realized top line and cost synergies as we have integrated more than 20 acquisitions including IMG, UFC, PBR, 160over90 and, most recently, On Location.

Strong Revenue Visibility

Our services are underpinned by highly visible and recurring revenue streams across the platform. A primary example is our 7-year UFC media rights deal with ESPN. We have numerous similarly contracted revenue streams from media rights contracts in our media rights and distribution business. Our work with recurring annual events such as Wimbledon and quadrennial events such as the Rugby World Cup adds to the recurring revenue nature of our business. We also have retainer-based agreements with many of our marketing clients and visibility into commissions on licensing arrangements. Our representation business benefits from revenue visibility, as measured by industry award recognitions, predictable production volumes, and residual income streams from past client bookings and content packages. We also benefit from strong revenue visibility from annual owned and operated events like the Miami Open and New York Fashion Week which have been running successfully for decades. Finally, our four-year tuition-based IMG Academy provides a high degree of revenue visibility.

Our Growth Strategies

Leverage Our Platform to Expand Globally and Increase Platform Productivity

We intend to continue leveraging our integrated global platform to maximize the growth potential of our business. The convergence of the sports, entertainment, live events, and technology ecosystems has expanded use cases, exposure and monetization opportunities for our premium intellectual property, content and experiences, and our clients. We believe that our integrated capabilities and global reach allow us to deepen relationships with existing clients, attract new clients and partners, and access proprietary acquisition and investment opportunities that contribute to our growth and strengthen our network. We have had success moving our clients across the platform increasing their monetization capacity and improving our growth.

Expand our Experiential Offering

The concert, sports, and live entertainment categories have been increasingly prioritized over material goods by younger demographics. With a portfolio of more than 800 owned or managed events across Endeavor and 900 experiences curated by On Location, we believe we are well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities. IMG Academy, meanwhile, is a sports training institution with the ability to expand its campus footprint as well as its products and offerings, such as the addition of virtual training.

Invest in Adjacent High Growth Industry Segments

Our global platform has enabled us to enter new, fast-growing industry segments where we are able to leverage long standing business partnerships and relevant commercial insights to accelerate scale. Many of our businesses have historically grown faster than their industry benchmarks in Global Media Rights Expenditure, Premium Content and Global Sports Gaming, to name a few. Our 2017-2019 growth in each of these areas has been higher than the industry during the same time period as our platform allows us to identify areas of growth early and benefit from constant technological disruption. Our existing footprint helps to facilitate organic investment in new adjacent industry segments. We have successfully executed against these opportunities that have emerged in sports gaming (IMG ARENA), streaming (Endeavor Streaming), podcasting (Endeavor Content), experiential marketing (160over90), and partnerships with our clients (Talent Ventures).

Emphasize Strategic Growth Through Mergers and Acquisitions on Our Unique Platform

Our disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for our global platform. We have successfully completed more than 20 mergers and acquisitions since 2014. We will continue to invest in mergers and acquisitions to complement our internal capabilities and enhance the value of our network. We believe that a highly curated owned intellectual property asset base, diverse client mix, and global capabilities set further enhances the ecosystem connectivity that makes our platform the ideal home for numerous future acquisition targets that fit the profile of our investment strategy. We also will opportunistically seek to monetize and or dispose of certain assets, such as our stake in Droga5 which we divested in 2019.

Our Business and Industry Opportunity

Global Content Spend (Film & TV) Industry

Our client representation business is largely driven by demand for content creators and performers in film and television. Our market constituents for our client representation and media businesses include linear and digital media distributors. The combined spend in both global film and television content was $128 billion in 2019 according to Ampere Analysis. Total global content spend is comprised of original and acquired content across film and television and is estimated by Ampere Analysis to have grown at a 9% CAGR since 2017. A primary growth driver for global content spend has been the dramatic expansion of the global OTT media industry. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content.

Global Experiences (Sporting Events, Concerts & Performing Arts Ticket Segments)

The sporting events, concerts, and performing arts segments are core to our owned sports properties and experiences operations. Our market constituents primarily include retail consumers, sponsors and corporate customers. The global sporting events, concerts, and performing arts ticket segment was $79 billion in 2019 and is expected to grow at a 5% CAGR to $102 billion by 2024, according to Technavio. The global sporting events segment, representing the largest segment of the global ticketing segment, reached $49 billion in 2019 and is expected to grow at a CAGR of 5% to $64 billion in 2024, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a 4% CAGR to $11 billion in 2024, driven by growing demand for unique live art performances. The concert ticket segment was $21 billion in 2019 and is projected to grow at a 5% CAGR to $27 billion in 2024. According to the Bureau of Economic Analysis, average annual US consumer expenditure growth on experience-related services is 66% higher vs. goods (2014—2019). Additionally, according to data from the OECD, U.S. experiential spend grew 2.2x faster than the real GDP from 1979 to 2019.

Global Sports Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry with rights values appreciating consistently over the past decade. Our market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2019, global sports media rights spend was $39 billion, having grown at a 9% CAGR since 2017, according to The Business Research Company (via MRDC), and this is expected to grow at an 8% CAGR to $53 billion in 2023. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Global Marketing and Licensing

We are active in the global marketing and brand licensing industries, which totaled $67 billion in 2019 based on the collective reported revenues of $51 billion from IPG, WPP, Omnicom, and Dentsu, plus $16 billion reflecting the royalty revenue for brand owners per Licensing International’s 2020 Global Licensing Survey. Our market constituents include corporate clients seeking brand marketing or IP owners looking to license their brands. Our licensing work is closely attached to the global brand licensing industry of $16 billion which increased 5% in 2019.

Global Sports Gaming

The global sports gaming industry comprised of land-based and interactive sports betting grew at a 10% CAGR from 2017 to 2019 reaching $42 billion (Gross Win) in 2019 and is expected to grow at a 12% CAGR through 2024 to $76 billion, according to H2 Global. With regards to the United States, the U.S. Supreme Court struck down the Professional & Amateur Sports Protection Act (“PASPA”) on May 14, 2018, thus enabling the legalization of sports betting on a state-by-state basis and permitting Delaware to become the first state to fully legalize sports betting less than a month after the decision. As of February 2021, 25 total states across the United States have legalized sports betting, and sports betting is currently operational in 20 states according to the American Gaming Association. Based on current legislative momentum and individual state need for tax revenues, ActionNetwork predicts that 30-33 states will legalize sports betting by the end of 2021. Our constituents include more than 470 sportsbook brands globally who license IMG ARENA’s data.

Recent Developments

While we believe the long-term value of premium intellectual property, content, and experiences is enduring, the near-term impact to our business as a result of COVID-19 has been significant. We experienced disruption across our business units and geographies given the hiatus of live sports and entertainment events coupled with film and television series production stoppages and the interruption of the school year and sports camp schedule. We navigated the early phase of the crisis by undertaking all appropriate measures to address the safety of our personnel, taking necessary steps to ensure adequate liquidity to fund operations, imposing cost cuts, and reducing and realigning our workforce to best position the business for future success.

As the situation evolved, we stayed in close contact with government and health officials, our clients, sports and media partners, and students. UFC and PBR were among the first professional sports in North America to implement safety protocols and return from the COVID-19 shutdown, in May and April 2020, respectively. Since resuming, UFC has held some of its most watched PPV events in the ESPN+ era, starting in Florida and continuing in Abu Dhabi followed by our owned Apex venue in Las Vegas.

As more sports resumed action, we leveraged our experience with UFC and PBR to provide insights to promote best practices throughout the industry. Similarly, as film and television production resumed, we have been committed to creating a safe work environment for our employees, clients, and partners. While we expect to benefit from the significant pent up global demand for content, the path to full capacity will be gradual.

We have focused our time during this period to explore innovation and identify ways to become a more efficient company. Our business units are investing in new digitally focused in-home entertainment business models that are complementary to our core businesses. Further, we believe that a meaningful portion of the cost savings that we have realized through the crisis may continue once commercial activity normalizes, which we expect would have a positive effect on our long-term operating margins and free cash flow generation. See “Risk Factors—Risks Relating to Our Business— The impact of the COVID-19 global pandemic could continue to materially and adversely affect our business, financial condition, and results of operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview— Impact of the COVID-19 Pandemic” for additional information.

Intellectual Property and Other Proprietary Rights

We consider intellectual property to be very important to the operation of our business and to driving growth in our revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Our intellectual property includes the “Endeavor,” “WME,” “William Morris Endeavor,” “IMG,” “UFC,” “Miss Universe” and “PBR” brands in addition to the trademarks and copyrights associated with our content, events, and the rights to use the intellectual property of our commercial partners. Substantially all of our IP and owned assets that we acquire is protected by trademarks and copyright, whether registered or unregistered.

Competition

The entertainment, sports, and content industries in which we participate are highly competitive. We face competition from alternative providers of the services, content, and events we and our clients and owned assets offer and from other forms of entertainment and leisure activities.

In our Events, Experiences & Rights segment, we face competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. In our Representation segment, we compete with other agencies that represent and/or manage clients including talent and brands. In our Owned Sports Properties segment, we face competition from sports leagues, associations, promotions, and events. For a discussion of risks relating to competition, see “Risk Factors—The markets in which we operate are highly competitive, both within the United States and internationally.”

Properties

The following table sets forth the location, use and size of our significant corporate and other facilities as of December 31, 2020. We own the multi-sport academy in Bradenton, Florida and the corporate offices and studio in Las Vegas, Nevada listed below, and we lease the other properties listed. The leases expire at various times through 2030, subject to renewal and early termination options.

Location	Use	Approximate Size
Beverly Hills, California	Corporate offices	300,000 square feet
New York, New York	Corporate offices	345,000 square feet
Las Vegas, Nevada	Corporate offices and studios	313,000 square feet
Nashville, Tennessee	Corporate offices	53,000 square feet
London, England	Corporate offices and studios	283,000 square feet
Cleveland, Ohio	Corporate offices	33,200 square feet
Bradenton, Florida	Multi-sports academy	500 acres

In addition, we lease several other offices that are not material to our operations.

Employees

As of December 31, 2020 we had approximately 6,400 employees in 28 countries. This includes over 4,300 employees in five countries in the Americas, over 1,650 employees in 13 countries in EMEA, and over 425 employees in 10 countries in APAC. We have invested and focused extensively on the training and development of our employees, from both a personnel and technology perspective. We believe that our relations with our employees are good.

Legal Proceedings

UFC has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that UFC violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA fighters’ services. Plaintiffs claim that UFC’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to June 30, 2017) and deny plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). UFC is awaiting the official written order from the judge and assuming he rules as previously indicated, then UFC will seek an appeal of this decision. UFC believes that we have meritorious defenses against the allegations and intends to defend itself vigorously.

In July 2017, the Italian Competition Authority (“ICA”) issued a decision opening an investigation into alleged breaches of competition law in Italy, involving inter alia IMG, and relating to bidding for certain media rights of the Serie A and Serie B football leagues. In April 2018, the European Commission conducted on-site inspections at a number of companies that are involved with sports media rights, including the Company. The inspections were part of an ongoing investigation into the sector and into potential violations of certain antitrust laws that may have taken place within it. The Company investigated these ICA matters, as well as other regulatory compliance matters. In May 2019, the ICA completed its investigation and fined the Company approximately EUR 0.3 million. As part of its decision, the ICA acknowledged the Company’s cooperation and ongoing compliance efforts since the investigation commenced. In July 2019, Torino F.C. S.p.A. (“Torino”), A.C.F. Fiorentina S.p.A. (“Fiorentina”) and A.C. Chievo – Verona S.R.L. (“Chievo”) and in June 2020, the Serie A football league (Lega Nazionale Professionisti Serie A or “Lega Nazionale” and together with Torino, Fiorentina and Chievo, the “Plaintiffs”) each initiated separate claims against IMG and certain other unrelated parties in the Court of Milan, Italy, alleging that IMG engaged in anti-competitive practices with regard to bidding for certain media rights of the Serie A and Serie B football leagues. The Plaintiffs seek relief from all defendants in the aggregate in the amounts of EUR 167.8 million, EUR 241.6 million, EUR 145.2 million and EUR 1,592.2 million in damages, respectively, along with attorneys’ fees and costs in relation to each claim (the “Damages Claims”). In January 2021, Empoli F.C. S.p.A. (“ Empoli”), A.C. Perugia Calcio S.R.L. (“ Perugia”), Delfino Pescara 1936 S.p.A. (“ Pescara”) and Palermo F.C. S.p.A. (“ Palermo”), each filed requests to intervene in the Lega Nazionale proceedings and individually seek to claim amounts of EUR 65.9 million, EUR 15 million, EUR 43.96 million and EUR 126.6 million, respectively. In February 2021, A.C. Milan S.p.A. (“A.C. Milan”), Unione Sportiva Lecce S.p.A. (“Lecce”), F.C. Internazionale S.p.A. (“Inter”), Bologna F.C. S.p.A. (“Bologna”), Atalanta Bergamasca Calcio S.p.A. (“Atalanta”), Cagliari Calcio S.p.A. (“Cagliari”), Hellas Verona F.C. S.p.A. (“Hellas Verona”), Lazio Societa Sportiva S.p.A. (“Lazio”), and Udinese Calcio S.p.A. (“Udinese”) also filed requests to intervene in support of Lega Nazionale’s claim or alternatively to individually claim in the amount of EUR 92.1 million in the case of A.C. Milan and unspecified amounts (to be quantified as a percentage of the total amount sought by Lega Nazionale) in the case of Lecce, Inter, Bologna, Atalanta, Cagliari, Hellas Verona, Lazio and Udinese (together with the interventions of Empoli, Perugia, Pescara and Palermo, the “Interventions”). The Company intends to defend against the Damages Claims, the Interventions and any related claims, and management believes that the Company has meritorious defenses to these claims, including the absence of standing of the clubs, and the absence of actual damage. Litigation, however, is inherently uncertain, and there is no guarantee that the Company will be successful in defending against these claims. The Company may also be subject to regulatory and other claims and actions with respect to these ICA and other regulatory matters. Any judgment entered against the Company or settlement entered into, including with respect to claims or actions brought by other parties, could materially and adversely impact the Company’s business, financial condition, and results of operations. In addition, litigation can involve significant management time and attention, and the cost of litigation can be expensive, regardless of outcome.

Our talent agency business is and was signatory, through the ATA, to certain franchise agreements with the unions and guilds that represent certain of its clients (for example, with the Directors Guild of America). The agency is also subject to licensing and other requirements of certain states in which we operate. Our ability to maintain, renew, or operate without such licenses and franchises is not guaranteed. For example, the WGA terminated its previous 1976 franchise agreement, the Artists’ Manager Basic Agreement, with the ATA, effective April 6, 2019 and while the parties were attempting to negotiate a new franchise agreement, the WGA instructed its members to terminate writing representation services. Furthermore, the WGA and certain writers filed the State Court Action in California against WME and other talent agencies alleging, among other things, breach of fiduciary duty and unfair competition under California law. In addition, on June 24, 2019, WME filed a lawsuit in federal court in California against the WGA alleging violations of Section 1 of the Sherman Act (the “Federal Court Action”). In August 2019, the WGA voluntarily dismissed the State Court Action and instead refiled its claims as counterclaims in the Federal Court Action. The WGA claims included breach of fiduciary duty, unfair competition, violations of Section 1 of the Sherman Act, violations of the California Cartwright Act and RICO, among others. The case was resolved and dismissed with prejudice upon WME signing a new franchise agreement and side letter directly with the WGA on February 5, 2021 (the “Franchise Agreements”). The Franchise Agreements include terms that, among other things, prohibit WME from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement (subject to a transition period for compliance).

See “Risk Factors—We are signatory to certain franchise agreements of unions and guilds and are subject to certain licensing requirements of the states in which we operate. We are also signatories to certain collective bargaining agreements and depend upon unionized labor for the provision of some of our services. Our clients are also members of certain unions and guilds that are signatories to collective bargaining agreements. Any expiration, termination, revocation or non-renewal of these franchises, collective bargaining agreements, or licenses and any work stoppages or labor disturbances could adversely affect our business” for further detail.

In addition, from time to time, we are involved in disputes or litigation relating to claims arising out of our operations. While management currently believes we are not party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations, legal proceedings are inherently uncertain.

Regulation and Legislation

We are subject to federal, state and local laws, both domestically and internationally, and at the state level by athletic commissions, governing matters such as:

•	licensing laws for talent agencies, such as California’s Talent Agencies Act and the New York General Business Law;

•	licensing laws for athlete agents;

•	operation of our venues;

•	licensing, permitting, and zoning;

•	health, safety, and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employment laws and regulations;

•	our employment of youth workers and compliance with child labor laws;

•	compliance with the U.S. FCPA, the U.K. Bribery Act and similar regulations in other countries, as described in more detail below;

•	antitrust and fair competition;

•	data privacy and information security;

•	marketing activities;

•	environmental protection regulations;

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls;

•	licensure and other regulatory requirements for the supply of sports betting data and software to gambling operators;

•	licensing laws for the promotion and operation of MMA events; and

•	government regulation of the entertainment and sports industry.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. See “Risk Factors—Risks Related to Our Business—We are subject to extensive U.S. and foreign governmental regulations, and our failure to comply with these regulations could adversely affect our business.”

Many of the events produced or promoted by our businesses are presented in venues which are subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which the venues are located. These venues are also subject to zoning and outdoor advertising regulations and require a number of licenses in order for us to operate, including occupancy permits, exhibition licenses, food and beverage permits, liquor licenses, and other authorizations. In addition, these venues are subject to the U.S. Americans with Disabilities Act of 1990 and the U.K.’s Disability Discrimination Act 1995, which require us to maintain certain accessibility features at each of the facilities. Lastly, these venues have been subject to federal and local restrictions from time to time as a result of the COVID-19 pandemic.

In various states in the United States and some foreign jurisdictions, we are required to obtain licenses for promoters, medical clearances and other permits or licenses for our athletes, and permits for UFC’s live events in order for us to promote and conduct those events. Generally, we or our employees hold promoters and matchmakers licenses to organize and hold UFC’s live events. We or our employees hold these licenses in a number of states, including California, Nevada, New Jersey, and New York.

We are required to comply with the anti-corruption laws of the countries in which we operate, including the U.S. FCPA and the U.K. Bribery Act. These regulations make it illegal for us to pay, promise to pay, or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

Our entertainment, sports, and content businesses are also subject to certain regulations applicable to our web sites and mobile applications. We maintain various web sites and mobile applications that provide information and content regarding our businesses and offer merchandise and tickets for sale. The operation of these web sites and applications may be subject to a range of federal, state, and local laws.

Gaming regulations in the jurisdictions in which we operate are established by statute and are administered by a regulatory agency with broad authority to interpret gaming regulations and to regulate gaming activities. Regulatory requirements vary among jurisdictions, but the majority of jurisdictions require licenses, permits, or findings of suitability for our company, individual officers, directors, major stockholders, and key employees. We believe we hold all of the licenses and permits necessary to conduct our business in this space, including IMG ARENA’s business, which provides data and video for more than 45,000 sports events per year to sports betting platforms.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Ariel Emanuel	60	Chief Executive Officer and Director
Patrick Whitesell	56	Executive Chairman and Director
Jason Lublin	49	Chief Financial Officer
Mark Shapiro	51	President
Seth Krauss	50	Chief Legal Officer
Kerry Chandler	56	Chief Human Resources Officer
Christian Muirhead	42	Chief Communications Officer
Egon Durban	47	Chairman of the Board of Directors and Director
Stephen Evans	44	Director
Elon Musk	49	Director Nominee
Fawn Weaver	44	Director Nominee

Set forth below is a brief biography of each of our executive officers and directors.

Ariel Emanuel is the Chief Executive Officer of the Company and has served in that position since October 2017. He previously served as the Co-Chief Executive Officer of the Company since July 2014, and as Co-Chief Executive Officer of William Morris Endeavor Entertainment, LLC since 2009. He has previously worked for ICM Partners and InterTalent. Mr. Emanuel currently serves on the board of directors of Live Nation Entertainment, Inc. and ContextLogic Inc. (d/b/a Wish), and on the board of trustees of The Museum of Contemporary Art. Mr. Emanuel is a graduate of Macalester College. Mr. Emanuel was selected to serve on our board of directors because of his experience and knowledge of the entertainment industry, including as our Chief Executive Officer.

Patrick Whitesell is the Executive Chairman of the Company and has served in that position since October 2017. He previously served as the Co-Chief Executive Officer since July 2014 and as Co-Chief Executive Officer of William Morris Endeavor Entertainment, LLC since 2009. He currently serves on the board of directors of Learfield IMG College. He has previously worked for United Talent Agency and InterTalent. Mr. Whitesell is a graduate of Luther College. Mr. Whitesell was selected to serve on our board of directors because of his experience and knowledge of the entertainment industry, including as our Executive Chairman.

Jason Lublin is the Chief Financial Officer of the Company and has served in that position since January 2017. He previously served as the Chief Operating Officer of the Company since July 2014 and as Chief Operating Officer of William Morris Endeavor Entertainment, LLC since December 2013. Prior to that, Mr. Lublin served as the Chief Financial Officer of The Endeavor Agency, L.L.C. since joining in 2007 until December 2013. He currently serves on the board of directors of Learfield IMG College. He has previously worked for Broadband Sports, Coopers & Lybrand, Plan Ahead LLC and Rexford Funding. Mr. Lublin is a graduate of the University of Wisconsin–Madison and obtained his Masters in Business Administration from the University of Southern California.

Mark Shapiro is the President of the Company and has served in that position since December 2018. He previously served as the Co-President of the Company since November 2016 and as Chief Content Officer of the Company from September 2014 to November 2016. Prior to that, Mr. Shapiro served as Executive Producer of Dick Clark Productions from September 2012 to September 2014, and was its Chief Executive Officer from May 2010 to September 2012. From December 2005 through May 2010, he served as a Director, President and Chief

Executive Officer of Six Flags Entertainment Corporation and has worked for ESPN. Mr. Shapiro currently serves as a member of the board of directors of Bright Lights Acquisition Corp, a blank check company formed for the purpose of effecting a merger, Live Nation Entertainment, Inc. and Equity Residential and serves as the Chairman of Captivate Network. Mr. Shapiro is a graduate of University of Iowa.

Seth Krauss is the Chief Legal Officer of the Company and has served in that position since June 2014. In this role, he oversees the Company’s legal, government relations, health & safety, and physical security departments. Mr. Krauss is also the Executive Champion of the Company’s LGBTQ+ employee resource group (Proud). From March 2007 to June 2014, he served as the Executive Vice President and General Counsel of Take Two Interactive Software Inc. From March 2004 through March 2007 he served in the Legal and Compliance Division of Morgan Stanley, first as Vice President and Counsel and then as Executive Director and Counsel. From 1995 until joining Morgan Stanley in March 2004, Mr. Krauss served as an Assistant District Attorney and Senior Investigative Counsel in the New York County District Attorney’s Office. Mr. Krauss currently serves as a member of the board of directors of the Minority Corporate Counsel Association (MCCA). He previously served as a member of the board of directors of the Center for Family Representation and as a member of the board of trustees of Duke University in Durham, North Carolina. Mr. Krauss graduated with a Bachelor of Arts both in History and in Political Science from Duke University and a Juris Doctor from the Washington University in St. Louis School of Law.

Kerry Chandler is the Chief Human Resources Officer of the Company and has served in that position since December 2018. Previously, she was the Chief Human Resources Officer of Under Armour, Inc. from January 2015 to November 2018. Prior to that, she was Global Head of Human Resources for Christie’s International from January 2014 to November 2014. Ms. Chandler was previously the Executive Vice President of Human Resources for the National Basketball Association from January 2011 to January 2014 and Senior Vice President of Human Resources from October 2007 to December 2010. Ms. Chandler also held executive positions in human resources for the Walt Disney Company, including Senior Vice President of Human Resources for ESPN and Senior Vice President of Human Resources for Hong Kong Disneyland. She has also previously held various senior management positions in Human Resources for IBM, Motorola, Inc. and Exxon Mobil Corporation, and began her career at the McDonnell Douglas Corporation. Ms. Chandler currently serves on the board of directors of Lyra Health, Inc. and Redfin Corp. Ms. Chandler graduated with a Bachelor of Science degree in Public Administration from Lincoln University in Missouri, a Masters in Human Resources Management from Washington University in St. Louis, and a Masters of Management from McGill University in Montreal.

Christian Muirhead is the Chief Communications Officer of the Company and has served in that position since 2014. Mr. Muirhead first joined the William Morris Agency, LLC in 2004 as Director of Corporate Communications before becoming Vice President and then Head of Corporate Communications in 2008. Following the William Morris Agency, LLC’s merger with The Endeavor Agency, L.L.C. in 2009, he became Head of Corporate Communications for William Morris Endeavor Entertainment, LLC. Mr. Muirhead previously worked in international publicity at Warner Bros. Pictures. He is a graduate of Boston University.

Egon Durban became a director of the Company on May 16, 2012 and became the Chairman of the board of directors of the Company on May 6, 2014. Mr. Durban is Co-Chief Executive Officer of Silver Lake, a global technology investment firm. Mr. Durban joined Silver Lake in 1999 as a founding principal and is based in the firm’s Menlo Park office. He serves on the boards of directors of City Football Group, Dell Technologies, Motorola Solutions, Twitter, UFC, Unity Technologies, VMware, Verily, Waymo and Qualtrics. Previously, he served on the board of Skype, and was Chairman of its operating committee, served on the supervisory board and operating committee of NXP, and served on the board of Multiplan, and certain other boards, some of which were public companies. Prior to Silver Lake, Mr. Durban worked in Morgan Stanley’s Investment Banking Division. Mr. Durban graduated from Georgetown University with a B.S.B.A. in Finance. The board of directors selected Mr. Durban to serve as a director because of his strong experience in technology and finance, and his extensive knowledge of and years of experience in global strategic leadership and management of multiple companies.

Stephen Evans became a director of the Company on May 6, 2014. Mr. Evans is a Managing Director of Silver Lake, a global technology investment firm. Prior to joining Silver Lake in 2008, Mr. Evans was a Principal at Cognetas, a pan-European private equity firm. Previously, Mr. Evans spent five years at Bain & Company, based both in Europe and the United States. Mr. Evans is a director of Ambassador Theatre Group (ATG), TEG, Michael Cassel Group, and a member of the audit committees at Endeavor, UFC and CFG, and previously served on the boards of Ancestry and Serena Software. He is a member of the executive board of the EB Research Foundation, which is dedicated to finding a cure for Epidermolysis Bullosa, a rare children’s disease. Mr. Evans holds an M.A. and an M.Phil. from Cambridge University and an M.B.A. from Harvard Business School. Mr. Evans was selected to serve on our board of directors because he provides valuable insight on strategic and business matters, stemming from his extensive executive and management experience.

Elon Musk leads SpaceX, Tesla, Neuralink and The Boring Company. He has served as the Chief Executive Officer of Tesla, Inc. since October 2008, as a member of the Board of Directors of Tesla since April 2004, as the Chief Executive Officer, Chief Technology Officer and Chairman of the Board of SpaceX since May 2002, and served as Chairman of the Board of SolarCity Corporation, a solar installation company, from July 2006 until its acquisition by Tesla in November 2016. Mr. Musk is also the founder of The Boring Company and of Neuralink Corp. Mr. Musk also co-founded Zip2 Corporation, an early Internet company, and PayPal. Mr. Musk holds a B.A. in physics from the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania. Mr. Musk is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. Mr. Musk was selected to serve on our board of directors because of his professional background and experience running a public company, his previously held senior executive-level positions, his service on other public company boards and his experience starting, growing and integrating businesses.

On October 16, 2018, the U.S. District Court for the Southern District of New York entered a final judgment approving settlement terms filed with the court on September 29, 2018, as amended on April 26, 2019, in connection with the SEC’s actions against Elon Musk, a director nominee to our Board, and his August 7, 2018 Twitter post, regarding potentially taking Tesla, Inc. private. Without admitting or denying the SEC’s allegations, Mr. Musk agreed to a monetary penalty and to step down as Tesla Inc.’s Chairman of the Board for a period of time. There are no restrictions on Mr. Musk’s ability to serve as an officer or a director on a company’s board.

Fawn Weaver is the founder and has served as the Chief Executive Officer of Uncle Nearest, Inc. since October 2016. Ms. Weaver also serves as the Chief Executive Officer of Grant Sidney, Inc. since March 2010. Ms. Weaver is also the founder and chairman of the Nearest Green Foundation and served as an Executive Board Member of Meet Each Need with Dignity and Slavery No More from January 2014 to December 2019. Ms. Weaver is currently a director nominee and will become a member of our board of directors at or prior to the pricing of this offering. We believe Ms. Weaver is qualified to serve on our board of directors because of her experience as a chief executive officer and her business acumen.

Controlled Company

We have applied to list the shares of Class A common stock offered hereby on the Exchange. Because Messrs. Emanuel and Whitesell, Executive Holdcos and the Silver Lake Equityholders will control, as a group, more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of the Exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. For a detailed discussion of the composition of our board of directors see “—Structure of the Board of Directors” below.

Director Independence

We intend to appoint two independent directors to our board of directors prior to the closing of this offering, and one independent director within a year after the closing of this offering. These directors will be “independent directors” as such term is defined by the applicable rules and regulations of the Exchange.

Structure of the Board of Directors

Composition

Upon the consummation of the offering, our board of directors will consist of six directors. In accordance with our amended and restated certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than 20 persons.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the Executive Committee, prior to the Triggering Event, and thereafter by the remaining directors or the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors; however, vacancies resulting from the loss of the Silver Lake Equityholders’ right to nominate two directors to the board of directors or Executive Committee may be filled by a vote of the directors designated by Messrs. Emanuel and Whitesell and Executive Holdcos. In addition, upon the earlier of (i) the date on which neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman and (ii) the date on which neither Messrs. Emanuel nor Whitesell own shares of our Class A common stock representing, and/or own securities representing the right to own (including Endeavor Profits Units), at least 25% of the shares of our Class A common stock and securities representing the right to own shares of our Class A common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering (the “Triggering Event”), vacancies on the board of directors may also be filled by the affirmative vote of a majority of the total voting power of our issued and outstanding common stock, voting together as a single class.

Pursuant to the Stockholders Agreement (as defined below) that we will enter into with Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, Executive Holdcos and the Silver Lake Equityholders will have certain board nomination rights. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.

Our amended and restated certificate of incorporation will provide that any director may be removed with or without cause by the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock, voting together as a single class. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes; provided, however, that, for so long as the Silver Lake Equityholders or any permitted Executive Holdcos, respectively, are entitled to nominate at least one director for election to our board of directors (or a committee thereof), the presence of a Silver Lake Equityholders nominee and the presence of an Executive Holdcos nominee, respectively, is required for a quorum at a meeting of the board of directors or such committee (subject in each case to customary adjournment provisions) and any action of our board of directors or such committee by written consent must include the consent of a Silver Lake Equityholders nominee or the consent of an Executive Holdcos nominee, respectively. In addition, prior to a Triggering Event, except as required by applicable law or the rules of the Exchange, actions of the board of directors may only be taken or made at the direction or request of the Executive Committee and following such direction or request, will require approval by the affirmative vote of (i) a majority of the directors or such committee at a meeting at which a quorum is present and (ii) for so long as any of the Silver Lake Equityholders are entitled to designate two or more directors for nomination to the governing body pursuant to the Stockholders Agreement and at least one Silver Lake Equityholder designee is serving on the governing body or is designated to serve within ten business days of a

Silver Lake Equityholder designee ceasing to serve on the governing body, at least one director designated or nominated by the Silver Lake Equityholders.

Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering,                  and                  will be designated as Class I directors,                  and                  will be designated as Class II directors and                  and                  will be designated as Class III directors. The initial term for Class I directors will expire in 2021, the initial term for Class II directors will expire in 2022 and the initial term for Class III directors will expire in 2023.

Committees of the Board of Directors

Prior to a Triggering Event, our Executive Committee, as the Company’s governing body, will be exclusively vested with all of the powers of our board of directors (under applicable Delaware law) in the management of our business and affairs and will act in lieu of our board of directors to the fullest extent permitted under Delaware law, SEC rules and the rules of the Exchange. Prior to a Triggering Event, any action by our board of directors will require the prior approval of the Executive Committee, except for matters that are required to be approved by the Audit Committee (or both the Executive Committee and the Audit Committee), or by a committee qualified to grant equity to persons subject to Section 16 of the Exchange Act for purposes of exempting transactions pursuant to Section 16b-3 thereunder, or as required under Delaware law, SEC rules and the rules of the Exchange.

Upon the completion of this offering, Messrs. Emanuel, Whitesell, Durban, and Evans are expected to be the initial members of our Executive Committee.

Our Executive Committee will in turn delegate to a sub-committee thereof comprised of Messrs. Emanuel and Whitesell, our Chief Executive Officer and a member of our board of directors and our Executive Chairman and a member of our board of directors, respectively, the authority to manage the business of the Company. Such sub-committee will have the power and authority to approve any actions of the Company, except for certain specified actions that require the approval of the Executive Committee and as required under Delaware law, SEC rules and the rules of the Exchange. Actions requiring approval of the Executive Committee include, among others, issuances of equity securities by the Company (other than pursuant to the                  Incentive Award Plan, subject to certain exceptions), the liquidation, dissolution, or winding up of the Company, any sale or merger of the Company, payment of dividends (other than tax distributions), certain related party transactions, material changes to tax elections, repurchases of the Company’s equity securities, any termination or amendment of the employment arrangements of Messrs. Emanuel and Whitesell, and acquisitions, dispositions, extraordinary operating expenses, extraordinary capital expenditures, or incurrence of new indebtedness above specified thresholds. For so long as any of the Silver Lake Equityholders are entitled to designate two or more members of the Executive Committee and there is at least one Silver Lake Equityholder nominee who is then a member of the Executive Committee or is designated to serve within ten business days of a Silver Lake Equityholder designee ceasing to serve on the governing body, actions by the Executive Committee will require the approval of at least one of the Silver Lake Equityholders’ designees. In addition, all actions by the Executive Committee will require the approval of each of Messrs. Emanuel and Whitesell, so long as they are the applicable Executive Holdcos designees. Messrs. Emanuel and Whitesell will also, as a subcommittee of the Executive Committee, have responsibility for approving equity awards to persons not subject to Section 16 of the Exchange Act and approving compensation to certain members of our executive team (excluding themselves), subject to certain exceptions.

Actions taken by the Executive Committee and actions taken by Messrs. Emanuel and Whitesell pursuant to the authority delegated to them by the Executive Committee remain subject to a director’s or officer’s, as applicable, fiduciary duties under Delaware law and the requirement to act in the best interests of the Company and its stockholders.

Upon a Triggering Event, the Executive Committee will be dissolved and the authority designated to Messrs. Emanuel and Whitesell will terminate.

As a “controlled company” under the Exchange’s rules and corporate governance standards, we are not required to have Compensation or Nominating and Corporate Governance Committees.

Audit Committee

Under the rules of the Exchange, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. Our Audit Committee assists the board of directors in monitoring the audit of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination), and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee.

Upon the completion of this offering,                 ,                  and                  are expected to be the members of our Audit Committee. The board of directors has determined that                  and                  are “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Exchange. We believe that the functioning of our Audit Committee complies with the applicable requirements of the SEC and the Exchange, subject to phase-in rules under Rule 10A-3 of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis discusses our executive compensation program for our named executive officers in respect of our fiscal year ended December 31, 2020, which we refer to herein as “fiscal year 2020,” and includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, awarded or paid to our named executive officers in fiscal year 2020. This section also describes the processes we use in arriving at compensation decisions and is intended to amplify and provide context for understanding the amounts in the tabular disclosure that follows. In addition, we highlight certain attributes of our program, provide a summary of certain key compensation decisions during fiscal year 2020 and describe some of our preliminary thinking as to our intended compensation approach when we are a public company.

Our named executive officers for fiscal year 2020 were as follows:

Ariel Emanuel	60	Chief Executive Officer
Patrick Whitesell	56	Executive Chairman
Jason Lublin	49	Chief Financial Officer
Mark Shapiro	51	President
Seth Krauss	50	Chief Legal Officer

Because we are a holding company formed for the purpose of this offering, our named executive officers for fiscal year 2020 were officers of Endeavor Operating Company.

Compensation Objectives and Philosophy

The objective of our corporate compensation and benefits program is to establish and maintain a competitive total compensation program that will attract, motivate and retain the qualified and skilled workforce necessary for our continued success. Our compensation structure includes pay-for-performance elements designed to align the interests of our named executive officers and our equityholders, motivate our named executive officers to achieve or exceed our targeted financial and other performance objectives and reward them for their achievements when those objectives are met. To help achieve these objectives, a portion of our named executive officers’ compensation is at-risk and provided in the form of variable or performance-based compensation and equity awards, the value of which are tied to the equity appreciation of our business.

The overall level of total compensation for our named executive officers as described herein is intended to be reasonable in relation to, and competitive with, the compensation paid to executives in the industries in which we compete for talent, subject to variation for factors such as the individual’s experience, performance, duties and scope of responsibilities, prior contributions and future potential contributions to our business. Our compensation plans are designed to align with our business strategies, taking into account external market conditions and internal equity issues. With these principles in mind, we structure our compensation program to offer competitive total pay packages that we believe enable us to attract, retain and motivate executives with the skill and knowledge that we require, and to ensure the stability of our management team, which is vital to the success of our business.

Setting Executive Compensation

Prior to this offering, compensation for Messrs. Emanuel and Whitesell was determined by our board of directors and compensation for our other named executive officers was determined by Messrs. Emanuel and Whitesell, subject to approval by our board of directors to the extent compensation for such other named executive officers would exceed certain specified thresholds set forth in the Endeavor Operating Company

Agreement. In setting an individual named executive officer’s compensation package and determining the relative allocation among different elements of compensation, our board of directors or Messrs. Emanuel and Whitesell, as applicable, consider the nature of the position, the scope of associated responsibilities, the individual’s knowledge, prior experience and skills and the individual’s compensation package with prior employers, as well as the compensation of our existing executive officers and general impressions of prevailing conditions in the market for executive talent. We did not benchmark and did not engage any external compensation consultants when setting pay for the named executive officers during fiscal year 2020. Following this offering, it is expected that executive compensation for Messrs. Emanuel and Whitesell will be established by the Executive Committee (excluding Messrs. Emanuel and Whitesell, as applicable) and, until such time as we are required to have a Compensation Committee, by a subcommittee of the Executive Committee (consisting of Messrs. Emanuel and Whitesell) for the other named executive officers.

Compensation Practice Checklist

We have incorporated the following principles of good governance when making decisions on compensation for the named executive officers in fiscal year 2020.

•

Pay-for-performance: A portion of the total compensation for our named executive officers is designed to encourage the executives to remain focused on both our short-term and long-term operational success and to reward outstanding individual performance.

•

Align Incentives with Stockholders: Our executive compensation program is designed to focus our named executive officers on our key strategic, financial and operational goals that will translate into long-term value-creation for our stockholders.

•	Perquisites: We provide reasonable perquisites that we believe are consistent with our overall compensation philosophy.

•	No Section 280G of the Code or 409A tax gross-ups: We do not provide tax gross-ups under our change in control provisions or deferred compensation programs.

•	No supplemental retirement plans: We do not maintain any supplemental retirement plans.

•

Reducing compensation in light of the COVID-19 pandemic. The aggregate cash compensation for our named executive officers was significantly reduced in 2020 (as compared to 2019) in response to the COVID-19 pandemic.

Key Elements of Executive Compensation Program

The primary elements of our executive compensation program are base salary, annual cash bonuses, equity- based compensation in the form of profits interests and certain employee benefits and perquisites. Brief descriptions of each principal element of our executive compensation program are summarized in the following table and described in more detail below.

Overview

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation

Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives*

*  Each of our named executive officers agreed to forgo all or a portion of his base salary for a

Compensation Element	Brief Description	Objectives
portion of 2020 in response to the COVID-19 disruptions.
Annual Cash Bonus

Variable, performance-based cash compensation earned based on financial and individual performance, subject to certain guaranteed minimum annual cash bonuses for certain named executive officers

Our board of directors was entitled to increase the annual cash bonuses for our Chief Executive Officer and Executive Chairman, and our Chief Executive Officer and Executive Chairman were entitled to increase the annual cash bonus for the other named executive officers, to reward noteworthy financial and/or individual performance.

Retain and motivate executives to achieve or exceed financial goals and company objectives

Profits Interests	Equity-linked compensation that is subject to vesting based on (i) continued employment and (ii) for certain named executive officers, achievement of pre-established financial and operational goals

The value of a profits interest is directly related to the appreciation in value delivered to our equityholders over time, aligning the interests of our executives with those of our equityholders

The mix of time-based and performance-based vesting assists in retention of key talent while also rewarding executives for noteworthy performance

Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans and receipt of certain perquisites.	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits package

Base Salary

The base salary component of our compensation program is intended to provide a stable level of minimum compensation to each named executive officer commensurate with the named executive officer’s role, experience and duties. Our Chief Executive Officer and Executive Chairman (except with respect to their own arrangements which are subject to review and approval of our board of directors) establish the base salary levels for our named executive officers based upon consideration of several factors, including: (1) the named executive officer’s performance in the preceding fiscal year; (2) the anticipated contribution by the named executive officer in the upcoming fiscal year, taking into account the role, responsibility and scope of each position; (3) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); (4) the named executive officer’s length of service and performance over an extended period of time; (5) general economic conditions; and (6) the value and potential value to the named executive officer of the other elements of our compensation program. No single factor is disproportionately weighted and all of the above considerations are addressed collectively in the determination of the named executive officer’s base salary level.

The fiscal year 2020 base salaries of our named executive officers are set forth in the table below.

Name and Title	Fiscal Year 2020 Base Salary (January 1, 2020 - April 15, 2020)	Fiscal Year 2020 Base Salary (April 16, 2020 - December 31, 2020)	Fiscal Year 2020 Base Salary*
Ariel Emanuel, Chief Executive Officer	$1,166,667	—	$1,166,667
Patrick Whitesell, Executive Chairman	$1,166,667	—	$1,166,667
Jason Lublin, Chief Financial Officer	$437,500	$743,750	$1,181,250
Mark Shapiro, President	$875,000	$1,062,500	$1,937,500
Seth Krauss, Chief Legal Officer	$247,916	$481,667	$729,583

*

Base salary levels were adjusted in 2020 based on voluntary reductions, effective April 16, 2020 through December 31, 2020 (as described below). The base salaries of each named executive officer without regard to such reductions are described in “—Employment Agreements” below.

In response to the COVID-19 disruptions and in order to preserve liquidity for the business, Messrs. Emanuel and Whitesell elected to forgo one hundred percent (100%) of their base salaries, Mr. Lublin elected to forgo thirty percent (30%) of his annual base salary, Mr. Shapiro elected to forgo fifty percent (50%) of his annual base salary, and Mr. Krauss elected to forgo twenty percent (20%) of his annual base salary. Such reductions were effective from April 16, 2020 through December 31, 2020.

In connection with the renegotiation of his employment agreement in fiscal year 2020, the Company increased the base salary of Mr. Krauss, effective as of January 1, 2021, as described below in “—Employment Agreements—Employment Agreement with Mr. Krauss”.

Annual and Supplemental Cash Bonuses

Each of the named executive officers was eligible for an annual, performance-based bonus for 2020. Messrs. Emanuel, Lublin and Shapiro had target annual bonus opportunities for 2020 of $6,000,000, $1,500,000 and $2,500,000, respectively. Further, Messrs. Whitesell, Lublin and Krauss were entitled to guaranteed bonuses for 2020 of $2,000,000, $750,000 and $1,350,000, respectively. Subject to the guaranteed bonus for Mr. Whitesell, the amount of the annual bonus for each of Mr. Emanuel and Mr. Whitesell was determined by our board of directors based on the attainment of applicable performance criteria. Subject to the guaranteed bonus for Messrs. Lublin and Krauss, the amount of the annual bonus for each of the other named executive officers was determined by our Chief Executive Officer and Executive Chairman based on attainment of applicable performance criteria. No single performance metric is disproportionately weighted in making the determination of a named executive officer’s bonus payout, which provides discretion to board of directors or our Chief Executive Officer and Executive Chairman, as applicable, to adjust the actual amount paid in respect of bonuses (other than guaranteed bonuses) to reward financial performance and individual performance in the context of our growing and dynamic business. For 2020, the named executive officers were not entitled to annual bonuses based on the level of achievement of the applicable performance criteria. As a result, the only payments under the annual, performance-based bonus program for 2020 were paid in respect of the guaranteed bonus amounts.

Nonetheless, our board of directors elected to pay Mr. Emanuel a discretionary bonus in an amount equal to $5,833,333 for his leadership and contributions through the COVID-19 disruption. Further, our Chief Executive

Officer and Executive Chairman elected to pay Messrs. Lublin and Shapiro discretionary bonuses in amounts equal to $1,368,750 and $1,562,500, respectively, for their respective leadership and contributions through the COVID-19 disruption. Our Chief Executive Officer and Executive Chairman elected to pay Mr. Krauss a discretionary bonus in an amount equal to $1,000,000 for his leadership and contribution through the COVID-19 disruption, taking into account the cancellation of Mr. Krauss’ letter agreement that provided him a one-time right to sell up to $5,000,000 of certain of his equity awards, as described below in “—Partner Letter Agreements for Mr. Lublin and Mr. Krauss”.

In addition to the discretionary annual bonuses described above, Mr. Shapiro also earned a portion of his prior stay bonus in the amount of $1,773,643, which was subject to clawback prior to 2020 as described below in “—Employment Agreements—Employment Agreement with Mr. Shapiro.” In connection with the renegotiation of his employment agreement in 2020, the Company made certain changes to the annual cash bonus of Mr. Krauss, effective as of January 1, 2021, as described below in “—Employment Agreements—Employment Agreement with Mr. Krauss.”

The fiscal year 2020 minimum, target and actual annual bonus amounts for our named executive officers were as follows:

Name	Annual Minimum Bonus		Annual Target Bonus	Actual Annual Bonus Payout
Ariel Emanuel	n/a		$6,000,000	$5,833,333	(2)
Patrick Whitesell	$2,000,000		n/a	$2,000,000
Jason Lublin	$750,000	(1)	$1,500,000	$1,368,750	(2)
Mark Shapiro	n/a		$2,500,000	$1,562,500	(2)
Seth Krauss	1,350,000	(3)	n/a	$2,350,000	(4)

(1)	This amount represented a guaranteed bonus in the amount of $750,000 for Mr. Lublin in 2020.
(2)

The named executive officer did not receive a bonus in connection with the predetermined performance criteria. This amount represents a discretionary bonus paid or payable to the named executive officer in connection with their leadership and contribution through the COVID-19 disruption (excluding the stay bonus earned by Mr. Shapiro).

(3)	This amount represented a guaranteed bonus in the amount of $1,350,000 for Mr. Krauss in 2020.
(4)

This amount represents (a) a guaranteed bonus in the amount of $1,350,000 for Mr. Krauss in 2020 and (b) a discretionary bonus earned by Mr. Krauss in connection with his leadership and contribution through the COVID-19 disruption, taking into account the cancellation of Mr. Krauss’ letter agreement that provided him a one-time right to sell up to $5,000,000 of certain of his equity awards, as described below in “-Partner Letter Agreements for Mr. Lublin and Mr. Krauss.”

Equity-Based Awards

During and prior to fiscal year 2020, equity-based awards for our named executive officers were granted in the form of (i) Endeavor Profits Units, (ii) profits units of WME Iris Management IV Holdco, LLC (“Iris IV units”) and WME Iris Management V Holdco, LLC (“Iris V units” and, together with Iris IV units, the “management units”), (iii) profits units of UFC Parent (“Zuffa profits units”), (iv) profits units of UFC Management Holdco, LLC or UFC Management Holdco II, LLC (“UFC profits units”), (v) profits interests in Endeavor China Direct, LLC or WME IMG China, LP (“Endeavor China profits units” and together with Endeavor Profits Units, management units, Zuffa profits units, and UFC profits units, the “profits interests”), (vii) rights to receive awards of Endeavor Profits Units (or, following this offering, restricted stock or restricted stock units) (“Endeavor future units”), and/or (viii) rights to receive awards of “catch up” Zuffa profits interests (“Zuffa future units”). Further, Mr. Emanuel received equity interests in WME Holdco SPV, LLC (the “Holdco SPV units”) in connection with distributions by WME Holdco in respect of his equity interests in WME Holdco. The profits interests, Endeavor future units, Zuffa future units and Holdco SPV Units are referred to herein as the “equity awards.”

The Endeavor Profits Units and the management units, which correspond to Endeavor Profits Units, each entitles the holder, upon a sale or other specified capital transaction, to a portion of the profits and appreciation in the equity value of Endeavor Operating Company arising after the date of grant. Messrs. Emanuel and Whitesell hold both Endeavor Profits Units and management units, and Messrs. Lublin, Krauss and Shapiro hold management units.

Certain management units held by Messrs. Emanuel and Whitesell are entitled to share in annual operating distributions, and certain management units held by the other named executive officers, may also share in operating distributions if determined by our board of directors. Certain Endeavor Profits Units held by Messrs. Emanuel and Whitesell and certain Iris IV units held by Messrs. Lublin, Krauss and Shapiro are designated as “catch-up” units entitled to receive a preference on distributions once a certain distribution threshold is satisfied such that the holder thereof receives the amount to which such holder would have been entitled in respect of such profits units had such profits units been Class A common units of Endeavor Operating Company.

Zuffa profits units and the UFC profits units, which correspond to Zuffa profits units, each entitles the holder, upon a sale or other specified capital transaction, to a percentage of the profits and appreciation in the equity value of UFC Parent arising after the date of grant. Zuffa profits units held by Messrs. Emanuel and Whitesell and certain UFC profits units held by the other named executive officers, may share in operating distributions if determined by the board of directors of UFC Parent. Prior to 2020, Messrs. Emanuel and Whitesell were granted Zuffa profits units and Messrs. Lublin, Krauss and Shapiro were granted UFC profits units. Additionally, in October 2020, Mr. Shapiro was granted 15,000 fully-vested UFC profits units. See “—Recent Developments” for information regarding the treatment of the Zuffa profits interest units in connection with this offering.

Endeavor China profits units generally entitle the holder, upon a sale or other specified capital transaction, to a portion of the profits and appreciation in the equity value of WME IMG China, LP arising after the date of grant. Endeavor China profits units held by Messrs. Lublin, Krauss and Shapiro may share in operating distributions if determined by the general partner of WME IMG China, LP.

The value of Endeavor Operating Company, UFC Parent, or WME IMG China, LP, as applicable, on the date of grant is referred to as the “distribution threshold” with respect to such award. If, in connection with a sale or other capital transaction, the value of Endeavor Operating Company, UFC Parent, or WME IMG China, LP, as applicable, does not exceed the distribution threshold applicable to a profits interest (whether designated as a “catch-up” unit or not), no payment will be made in respect of such profits interest.

Generally, the outstanding profits interests granted to our named executive officers have time-based vesting conditions; however, certain Endeavor Profits Units and Iris IV units also have performance-based vesting conditions that are generally tied to increases in the total equity value of Endeavor Operating Company.

The profits interests are designed to align the interests of our named executive officers with other equityholders of Endeavor Operating Company, UFC Parent and WME IMG China, LP, as applicable, by increasing the proprietary interest of our named executive officers in our growth and success, to advance our interests by attracting and retaining key employees and to motivate such executives to act in our long-term best interests.

The size of each profits interest, including those in 2020, is generally set at a level that our board of directors, the board of directors of UFC Parent or the executive committee of WME Holdco, as applicable, deems appropriate to create a meaningful opportunity for equity ownership and to reflect the individual’s position with us, the individual’s potential for future responsibility and promotion, and past grants to individuals in comparable positions. No single factor is disproportionately weighted and all of the above considerations are addressed collectively in the determination of a named executive officer’s profits interest. See “—Grants of Plan-Based Awards for Fiscal Year 2020” for a summary of grants made to our named executive officers in fiscal year 2020.

In addition to the profits units, Mr. Emanuel also holds Endeavor future units and Zuffa future units. Pursuant to the Endeavor future units, Mr. Emanuel is eligible to receive awards of Endeavor Profits Units, or, following this offering, awards of Endeavor Group Holdings restricted stock or restricted stock units, in each case based on specified increases in our equity value (the “Endeavor Future Award”). Upon achievement of an equity value that equals or exceeds the first valuation threshold of $7,525,050,544, Mr. Emanuel will receive an award of “catch-up” Endeavor Profits Units with a value of $25 million (assuming the catch-up is fully achieved), or if such achievement occurs in connection with or following this offering, an award of restricted stock or restricted stock units with a value of $28 million. Upon achievement of each increase in equity value of $1,000,000,000 after attainment of the first valuation threshold, Mr. Emanuel will receive an additional award of “catch-up” Endeavor Profits Units with a value of $12.5 million (assuming the catch-up is fully achieved), or if such achievement occurs in connection with or following this offering, an award of restricted stock or restricted stock units with a value of $14 million.

Pursuant to the Zuffa future units, Mr. Emanuel is eligible to receive awards of Zuffa profits units, or, following an initial public offering of Zuffa, awards of the resulting entity’s restricted stock or restricted stock units, in each case based on increases in the equity value of Zuffa (the “Zuffa Future Award”). Upon achievement of each agreed upon increase in the equity value of Zuffa set forth in the Zuffa Future Award, Mr. Emanuel will receive an award of “catch-up” Zuffa profits interests units with a value of $12.5 million (assuming the catch-up is fully achieved), or if such achievement occurs in connection with or following an initial public offering of Zuffa, an award of the resulting entity’s restricted stock or restricted stock units with a value of $14 million. As of June 30, 2019, the first agreed upon increase was achieved and Mr. Emanuel became entitled to his first award of “catch-up” Zuffa profits interest units. As of December 31, 2020, the second agreed upon increase under the Zuffa Future Award was achieved and Mr. Emanuel became entitled to his second award of “catch up” Zuffa profits interest units. The increases necessary for Mr. Emanuel to receive additional equity grants under the Zuffa Future Award, while reasonably likely to be achieved, will require substantial performance from the Zuffa business on a going forward basis. Following this offering, the obligations of Zuffa under the Zuffa Future Award will be assumed by Endeavor Operating Company. See “—Recent Developments” for additional information regarding the treatment of Mr. Emanuel’s Zuffa profits interest units in connection with this offering.

Mr. Emanuel also holds certain equity interests in WME Holdco and, in respect of such interests, he received a distribution of Holdco SPV units. The Holdco SPV units generally entitle Mr. Emanuel to a percentage interest in WME Holdco SPV, LLC, which holds Class A common units of Endeavor Operating Company.

As discussed above under “Organizational Structure—Management Holdcos Restructuring,” certain management units held by our named executive officers will be contributed to Executive Holdco in exchange for interests in Executive Holdco.

Partner Letter Agreements for Mr. Lublin and Mr. Krauss

Mr. Lublin entered into a letter agreement (the “Partner Agreement”) with Endeavor Operating Company and certain Management Holdcos, pursuant to which he was entitled to make a one-time election to sell to Endeavor Operating Company up to $5,000,000 of his equity awards granted prior to the date of the Partner Agreement that have vested on or prior to such election, at their then-current fair market value; provided, that, at the time of the election he is employed and in good standing. Mr. Lublin exercised his one-time election in fiscal year 2020 to sell $5,000,000 of his equity awards.

Mr. Krauss previously entered into a letter agreement with Endeavor Operating Company and certain Management Holdcos, pursuant to which he was entitled to make a one-time election to sell to Endeavor Operating Company up to $5,000,000 of his equity awards granted prior to the date of the letter agreement that have vested on or prior to such election. In connection with the renegotiation of his employment agreement, Mr. Krauss agreed to cancel this letter agreement.

Severance Protection

We have entered into employment agreements with each of our named executive officers that provide for certain severance payments and benefits in the event that an executive’s employment is terminated under specified conditions. In addition, the vesting of a portion of the profits interests accelerates in connection with qualifying terminations of employment. We believe that these severance benefits are appropriate to remain competitive in our executive retention efforts, recognizing that such benefits are commonly offered by employers competing for similar executive talent. See “—Potential Payments upon Termination of Employment or Change in Control” for additional information.

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage and a 401(k) defined contribution plan.

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. Among the perquisites we provide, certain of our named executive officers receive financial and tax advice services, supplemental life insurance, bring guests to travel on business related-trips on our aircraft and bring guests to a variety of entertainment and sporting events. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an executive in the performance of his duties, to make our named executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.

Tax Considerations

Section 162(m) of the Code provides that, for income tax purposes, public companies generally may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain “covered employees,” including our named executive officers and, for any taxable year beginning after December 31, 2026, any employee who is among the five highest compensated employees for such taxable year (other than our named executive officers for such taxable year). Pursuant to regulations issued under Section 162(m) of the Code, we may not be permitted to deduct our distributive share of compensation expense to the extent that the compensation was paid by our operating partnership, Endeavor Operating Company, or its subsidiaries, potentially resulting in additional U.S. federal income tax liability for us. Nevertheless, even if Section 162(m) of the Code were to apply to compensation paid to our named executive officers or other employees, by us or our operating partnership or its subsidiaries, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our named executive officers or other employees in a manner that we believe can best promote our corporate objectives. As a result, while we may take into account any limitations of Section 162(m), we will continue to compensate our executive officers and other employees in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be deductible under Section 162(m) where we believe it is appropriate to do so.

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Risk Analysis

We have reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on Endeavor Operating Company and its subsidiaries and we believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table shows the compensation earned by our principal executive officer and our principal financial officer for the fiscal year ending December 31, 2020, and our other three most highly compensated executive officers who were serving as executive officers as of December 31, 2020.

The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2020. All amounts set forth in this table were paid by Endeavor Operating Company or its subsidiaries. Endeavor Group Holdings, Inc. did not pay or provide the named executive officers with any compensation prior to the offering.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Equity Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
Ariel Emanuel	2020	1,166,667	5,833,333	(1)	6,686,346	691,127	14,377,473
Chief Executive Officer
Patrick Whitesell	2020	1,166,667	2,000,000	(2)	—	35,557	3,202,224
Executive Chairman
Jason Lublin	2020	1,181,250	1,368,750	(3)	—	5,856	2,555,856
Chief Financial Officer
Mark Shapiro	2020	1,937,500	3,336,143	(4)	12,805,500	20,360	18,099,503
President
Seth Krauss	2020	729,583	2,350,000	(7)	—	—	3,079,583
Chief Legal Officer

(1)	This amount represents a discretionary bonus in connection with his leadership and contribution through the COVID-19 disruption.
(2)	This amount represents the guaranteed portion of the annual bonus payable under Mr. Whitesell’s employment agreement.
(3)

This amount represents (a) the guaranteed portion of the annual bonus payable under Mr. Lublin’s employment agreement and (b) a discretionary bonuses in connection with his leadership and contribution through the COVID-19 disruption.

(4)

This amount represents (a) a portion of Mr. Shapiro’s stay bonus that was payable promptly following January 1, 2019, which remains subject to a partial clawback upon certain terminations of employment, as further described in “—Employment Agreements—Employment Agreement for Mr. Shapiro” below and (b) a discretionary bonus in connection with his leadership and contribution through the COVID-19 disruption. The amount disclosed here with respect to his stay bonus represents the portion that relates to 2020 and is no longer subject to clawback.

(5)

The amounts listed in this column represent (a) for Mr. Emanuel, the grant date fair value calculated in accordance with FASB Topic 718 with respect to the grant of Zuffa profits interests and the Holdco SPV units, and (b) for Mr. Shapiro, the grant date fair value calculated in accordance with FASB Topic 718 with respect to the UFC profits units, respectively, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note 15 of the Company’s audited financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in this prospectus.

(6)

For Mr. Emanuel, the amount reported in this column represents the amount of distributions allocable to the unvested portion of certain equity awards held by the executive equal to $402,107, the value of business management and tax advisory services provided to him with an incremental cost equal to $125,000, the value of the aircraft use provided to him with an incremental cost as described below, and the value of reserved parking and personal cell phone expenses. For Mr. Whitesell, the amount reported in this column represents the value of the aircraft use provided to him with an incremental cost as described below, and the value of reserved parking and personal cell phone expenses. For Mr. Lublin, the amount reported in this column represents the cost of his car allowance and the value of reserved parking . For Mr. Shapiro, the amounts reported in this column represent the value of the aircraft use provided to him with an incremental cost as described below. From time to time, our named executive officers use tickets to a variety of entertainment and sporting events that are purchased by us, however, because such tickets are purchased on an annual subscription basis, there is no aggregate incremental cost to us for such use. From time to time, certain of our named executive officers take personal flights on the Company’s aircraft, however, because the Company is reimbursed by the named executive officer for such use, there is no aggregate incremental cost to us. However, to the extent that guests accompany our named executive officers on business-related flights on the Company’s aircraft, the incremental cost of such travel is included in this column. The aggregate incremental costs associated with such travel for Messrs. Emanuel, Whitesell and Shapiro are $156,065, $30,140 and $20,360, respectively. For purposes of calculating incremental costs, we included the incremental costs of any deadhead flights, or portions thereof, made in connection with such travel.
(7)

This amount represents (a) the guaranteed portion of the annual bonus payable under Mr. Krauss’ employment agreement and (b) a discretionary bonus in connection with his leadership and contribution through the COVID-19 disruption, taking into account the cancellation of Mr. Krauss’ letter agreement that provided him a one-time right to sell up to $5,000,000 of certain of his equity awards, as described above in “—Partner Letter Agreements for Mr. Lublin and Mr. Krauss.”

Grants of Plan-Based Awards for Fiscal Year 2020

The following table presents information with respect to each award of plan-based compensation to each named executive officer in fiscal year 2020.

Name		Estimate Future Payouts Under Non- Equity Incentive Plan Awards				All Other Equity Awards: Number of Profits or Other Interests		Grant Date Fair Value of Profits or Other Interests ($)
	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Ariel Emanuel	—	—	6,000,000	(1)	—	—		—
		—	—		—	1,342,422	(4)	2,961,779	(7)
	12/31/20	—	—		—	3,940	(5)	3,724,567	(8)
Patrick Whitesell	—	2,000,000	—		—	—		—
Jason Lublin	—	750,000	1,500,000	(2)	—	—		—
Mark Shapiro	—	—	2,500,000	(3)	—	—		—
	10/21/20	—	—		—	15,000	(6)	12,805,500	(9)
Seth Krauss	—	1,350,000	—		—	—		—

(1)	This amount represents the target annual bonus payable under Mr. Emanuel’s employment agreement.
(2)	This amount represents the target annual bonus payable under Mr. Lublin’s employment agreement, 50% of which is guaranteed.
(3)	This amounts represents the target annual bonus payable under Mr. Shapiro’s employment agreement.
(4)

This amount represents the number of Holdco SPV units distributed by WME Holdco. For more information relating to these units see “Key Elements of Executive Compensation Program—Equity-Based Awards” above.

(5)

This amount represents the number of Zuffa profits units granted. For more information relating to these units see “Key Elements of Executive Compensation Program—Equity-Based Awards” above and “Outstanding Equity Awards at Fiscal Year End” following this table.

(6)

This amount represents the number of UFC profits units granted. For more information relating to these units see “Key Elements of Executive Compensation Program—Equity-Based Awards” above and “Outstanding Equity Awards at Fiscal Year End” following this table.

(7)

This amount represents for Mr. Emanuel the grant date fair value calculated in accordance with FASB Topic 718 with respect to the distribution of the Holdco SPV units, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note 15 of the Company’s audited financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in the prospectus.

(8)

This amount represents for Mr. Emanuel the grant date fair value calculated in accordance with FASB Topic 718 with respect to the grant of Zuffa profits units, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note 15 of the Company’s audited financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in the prospectus.

(9)

This amount represents for Mr. Shapiro the grant date fair value calculated in accordance with FASB Topic 718 with respect to the grant of UFC profits units, disregarding the effect of estimated forfeitures. Assumptions used in calculating these amounts are described in Note 15 of the Company’s audited financial statements for the fiscal year ended December 31, 2020, which is included elsewhere in the prospectus.

Employment Agreements

Employment Agreement with Mr. Emanuel

Endeavor Operating Company and Endeavor Group Holdings are currently party to an employment agreement with Mr. Emanuel that became effective on May 6, 2014 and was subsequently amended on December 31, 2014, October 9, 2017 and March 13, 2019.

The current term of Mr. Emanuel’s employment agreement expires on December 31, 2028. Mr. Emanuel’s employment agreement provides that Mr. Emanuel shall serve as Chief Executive Officer, and will report to our board of directors. In addition, Mr. Emanuel is entitled, but not obligated, to serve on our board of directors (and any committee thereof, to the extent permitted by applicable law and listing standards). Mr. Emanuel’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Emanuel is permitted to serve as a member of the board of directors of any charitable, educational, religious or entertainment industry trade, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors.

For fiscal year 2020, Mr. Emanuel’s employment agreement provided for an annual base salary of $4,000,000, however, in response to the COVID-19 disruptions, Mr. Emanuel elected to forgo 100% of his annual base salary from April 16, 2020 through December 31, 2020. Mr. Emanuel is also entitled to receive an annual bonus with a target bonus amount equal to $6,000,000. The attainment of the annual bonus will be based on the achievement of a performance metric to be mutually agreed upon between Mr. Emanuel and our board of directors or, following this offering, the Executive Committee. If (i) less than 90% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be determined and paid in the Company’s sole discretion, (ii) at least 90% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 75% of the target bonus, (iii) at least 100% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 100% of the target bonus, or (iv) at least 110% of the performance metric is achieved, Mr. Emanuel’s annual bonus shall be at least 125% of the target bonus. In addition to the foregoing, if at least 90% of the performance metric is achieved, Mr. Emanuel may, in our sole discretion, receive an additional cash bonus for the applicable year. Mr. Emanuel’s annual bonus and any discretionary decisions related to such bonus shall be determined by the Executive Committee (excluding Mr. Emanuel).

Mr. Emanuel’s employment agreement further provides that Mr. Emanuel is eligible to participate in all employee benefit programs made available to all active employees, and that Endeavor Operating Company shall maintain for Mr. Emanuel, at its sole cost and expense, a life insurance policy having a face amount of $4,000,000.

Mr. Emanuel’s employment agreement includes confidentiality and assignment of intellectual property provisions, and Mr. Emanuel has also entered into a restrictive covenant agreement pursuant to which he is subject to certain restrictive covenants, including non-disparagement restrictions, that are effective during employment and continue until the second anniversary of the date on which Mr. Emanuel and (if applicable) each of his affiliates ceases to own our equity securities, directly or indirectly or, if earlier, the second anniversary of the date on which Mr. Emanuel’s employment terminates for any reason.

Mr. Emanuel’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Whitesell

Endeavor Operating Company and Endeavor Group Holdings are currently party to an employment agreement with Mr. Whitesell that became effective on May 6, 2014 and was subsequently amended on December 31, 2014, October 9, 2017 and March 13, 2019.

The current term of Mr. Whitesell’s employment agreement expires on December 31, 2028. Mr. Whitesell’s employment agreement provides that Mr. Whitesell shall serve as Executive Chairman and will report to our board of directors. In addition, Mr. Whitesell is entitled, but not obligated, to serve on our board of directors (and any committee thereof, to the extent permitted by applicable law and listing standards). Mr. Whitesell’s employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Whitesell is permitted to serve as a member of the board of directors of any charitable, educational, religious or entertainment industry trade, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors.

For fiscal year 2020, Mr. Whitesell’s employment agreement provided for an annual base salary of $4,000,000, however, in response to the COVID-19 disruptions, Mr. Whitesell elected to forgo 100% of his annual base salary from April 16, 2020 through December 31, 2020. Mr. Whitesell is also entitled to receive an annual “guaranteed” bonus in an aggregate amount equal to $2,000,000, which amount shall be payable to Mr. Whitesell only to the extent he remains in good standing with Endeavor Operating Company and is employed on December 31 of the year in which the guaranteed bonus is earned.

Mr. Whitesell’s employment agreement further provides that Mr. Whitesell is eligible to participate in all employee benefit programs made available to all active employees, and that Endeavor Operating Company shall maintain for Mr. Whitesell, at its sole cost and expense, a life insurance policy having a face amount of $4,000,000.

Mr. Whitesell’s employment agreement includes confidentiality and assignment of intellectual property provisions, and Mr. Whitesell has also entered into a restrictive covenant agreement pursuant to which he is subject to certain restrictive covenants, including non-disparagement restrictions, that are effective during employment and continue until the second anniversary of the date on which Mr. Whitesell and (if applicable) each of his affiliates ceases to own our equity securities, directly or indirectly or, if earlier, the second anniversary of the date on which Mr. Whitesell’s employment terminates for any reason.

Mr. Whitesell’s employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Lublin

On April 27, 2018, WME IMG, LLC (“WME IMG”), one of our subsidiaries, entered into an employment agreement with Jason Lublin, which was subsequently amended on December 7, 2020, pursuant to which Mr. Lublin continues to serve as our Chief Financial Officer and report to Messrs. Emanuel and Whitesell as Chief Executive Officer and Executive Chairman, respectively (or, if either Messrs. Emanuel or Whitesell terminate employment due to death or disability, to their respective successors).

The term of Mr. Lublin’s employment agreement expires on December 31, 2022. Mr. Lublin’s employment agreement provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Lublin is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors. During the term of Mr. Lublin’s employment agreement, his principal place of employment is in the Los Angeles metropolitan area.

For fiscal year 2020, Mr. Lublin’s employment agreement provided for an annual base salary of $1,500,000, and an opportunity to earn an annual cash bonus of up to 100% of his annual base salary at the discretion of our board of directors or other applicable governing body based on continued service and the attainment of certain performance metrics. In response to the COVID-19 disruptions, Mr. Lublin elected to forgo 30% of his annual base salary from April 16, 2020 through December 31, 2020.

Mr. Lublin’s employment agreement further provides that he is entitled to participate in all of our benefit plans and programs that are provided by us from time to time; provided, that to the extent that there are multiple benefit plans, Mr. Lublin will be entitled to participate in the same level of benefit plans as are available to the senior most active employees of WME IMG, LLC, other than the Chief Executive Officer and Executive Chairman of the Company. The employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Under Mr. Lublin’s employment agreement and/or his equity award agreements, Mr. Lublin is subject to confidentiality and assignment of intellectual property provisions, and certain restrictive covenants, including non-disparagement restrictions, that are effective during employment and continue until the second anniversary of the date on which Mr. Lublin and (if applicable) each of his affiliates ceases to own our equity securities, directly or indirectly or, if earlier, the second anniversary of the date on which Mr. Lublin’s employment terminates for any reason.

Employment Agreement with Mr. Shapiro

On October 12, 2018, WME IMG entered into an employment agreement with Mark Shapiro, pursuant to which Mr. Shapiro serves as President and reports to the Chief Executive Officer (or, from time to time, his designee).

The term of Mr. Shapiro’s employment agreement expires on December 31, 2021. Mr. Shapiro’s employment agreement provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Shapiro is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors and continue to serve in the board, advisory and ownership positions previously agreed to by our board of directors. During the term of Mr. Shapiro’s employment agreement, his principal place of employment is in New York, New York.

For fiscal year 2020, Mr. Shapiro’s employment agreement provided for an annual base salary of $3,000,000, and an opportunity to earn an annual cash bonus with a target of $2,500,000 at the discretion of our board of directors or other applicable governing body based on continued service and the attainment of certain performance metrics. In response to the COVID-19 disruptions, Mr. Shapiro elected to forgo 50% of his annual base salary from April 16, 2020 through December 31, 2020. Mr. Shapiro’s employment agreement also provided for a stay bonus of $6,000,000, which was paid in a lump-sum cash payment in January 2019, provided, that if Mr. Shapiro is terminated for cause or resigns without good reason (as defined below) prior to December 31, 2021, he is required to repay the after-tax amount of such bonus prorated based on the number of days left in the employment term. Mr. Shapiro’s employment agreement further provides that he is entitled to participate in all of our benefit plans and programs and perquisites that are provided by us from time to time to senior executives of the Company.

Under Mr. Shapiro’s employment agreement and/or his equity award agreements, Mr. Shapiro is subject to confidentiality and assignment of intellectual property provisions and certain restrictive covenants. The employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Employment Agreement with Mr. Krauss

On June 4, 2018, WME IMG entered into an employment agreement with Seth Krauss, pursuant to which Mr. Krauss continues to serve as our Chief Legal Officer and report to the Chief Executive Officer (or, from time to time, his designee). Such employment agreement was amended and restated on November 20, 2020. Further, Endeavor Group Holdings and Endeavor Operating Company intend to enter into a new employment agreement with Mr. Krauss, which will become effective upon the closing of this offering, and will then supersede this existing employment agreement (as amended and restated). For purposes of the following description of Mr. Krauss’ employment terms, we refer to his existing employment agreement (as amended and restated) and his new employment agreement that will become effective upon the closing of this offering, collectively, as Mr. Krauss’ employment agreement.

The term of Mr. Krauss’ employment agreement expires on December 31, 2023. Mr. Krauss’ employment agreement further provides that to the extent not inconsistent with the business practices and policies applicable to our employees, and if such activities do not interfere in any material respect with his duties and responsibilities, Mr. Krauss is permitted to serve as a member of the board of directors of any charitable, educational, religious, public interest or public service organization and any “for profit” entity approved by our board of directors. During the term of Mr. Krauss’ employment agreement, his principal place of employment is in New York County.

For fiscal year 2020, Mr. Krauss’ employment agreement provides for an annual base salary of $850,000, however, in response to the COVID-19 disruptions, Mr. Krauss elected to forgo 20% of his annual base salary from April 16, 2020 through December 31, 2020, and Mr. Krauss is also entitled to receive an annual “guaranteed” bonus in an aggregate amount equal to $1,350,000, which amount shall be payable to Mr. Krauss only to the extent he remains in good standing with WME IMG and is employed on December 31, 2020.

Following fiscal year 2020, his base salary is scheduled to increase to $950,000 for 2021, $1,000,000 for 2022 and $1,050,000 for 2023. In addition, Mr. Krauss is guaranteed a minimum annual bonus equal to $475,000 for 2021, $525,000 for 2022 and $575,000 for 2023. In addition, in consideration for, among other things, the cancellation of Mr. Krauss’ letter agreement providing him a one-time election to sell to Endeavor Operating Company up to $5,000,000 of certain of his equity awards as described above, Mr. Krauss became entitled to a supplemental bonus, $1,000,000 of which was paid in January 2021. Mr. Krauss is also entitled to a supplemental equity award with a value equal to $500,000 that will vest in three equal installments on each of December 31, 2021, December 31, 2022, and December 31, 2023, generally subject to his continued employment through each applicable vesting date. Mr. Krauss’ employment agreement further provides that he is entitled to participate in all of our benefit plans and programs that are provided by us from time to time; provided, that to the extent that there are multiple benefit plans, Mr. Krauss will be entitled to participate in the same level of benefit plans as are available to similarly situated individuals.

Pursuant to his employment agreement, Mr. Krauss is subject to confidentiality and assignment of intellectual property provisions and certain restrictive covenants. Mr. Krauss’ employment agreement provides for severance upon certain terminations of employment as described below under “—Potential Payments upon Termination of Employment or Change in Control.”

Outstanding Equity Awards at 2020 Fiscal Year End

The following table provides information about the outstanding equity awards held by our named executive officers as of December 31, 2020.

Name		Number of Units That Have Not Vested		Market Value of Units That Have Not Vested	Number of Unearned Units That Have Not Vested		Market Value of Unearned Units That Have Not Vested
Ariel Emanuel	Iris V units	6,270,801	(1)	$7,401,745	—		—
	Endeavor profits units (“January 2017 Profits Units”)	9,187,312	(2)	$3,744,425	13,780,970	(3)	$3,958,401
	Endeavor profits units (“January 2017 Upside Profits Units”)	—		—	13,662,363	(4)	$3,233,194
	Endeavor future units	—		—	—		$28,000,000	(5)
	Zuffa future units	—		—	—		$14,000,000	(6)
	Zuffa profits units	4,183	(9)	$4,591,666	—		—
Patrick Whitesell	Iris V units	6,270,801	(1)	$7,401,745	—		—
	January 2017 Profits Units	9,187,312	(2)	$3,744,425	13,780,970	(3)	$3,958,401
	January 2017 Upside Profits Units	—		—	13,662,363	(4)	$3,233,194
Jason Lublin	Iris IV units	—		—	979,980	(7)	$615,008
Mark Shapiro	Iris IV units	—		—	979,980	(7)	$615,008
	Endeavor China profits units	528	(8)	$198,000	—		—
Seth Krauss	Iris IV units	—		—	489,991	(7)	$307,504
	Endeavor China profits units	944	(8)	$208,624	—		—

(1)	As of December 31, 2020, the Iris V Units were scheduled to vest in two equal installments on each of August 15, 2021 and 2022, generally subject to continued employment.
(2)

As of December 31, 2020, the unvested time-based vesting January 2017 Profits Units were scheduled to vest in two equal installments on each of January 1, 2021 and 2022, generally subject to continued employment.

(3)

As of December 31, 2020, the unvested performance-based vesting January 2017 Profits Units will vest as to 33.33% upon the achievement by Endeavor Operating Company of a total equity value (as determined by our board of directors) of Endeavor Operating Company (the “Performance Vesting Equity Value”) of $7,000,000,000, $8,000,000,000 and $9,000,000,000.

(4)	As of December 31, 2020, the unvested January 2017 Upside Profits Units will vest upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000.
(5)

Mr. Emanuel is eligible to receive Endeavor future units (or, following this offering, awards of our restricted stock or restricted stock units) upon our achievement of certain hurdles as set forth above in “—Equity-Based Awards.” The dollar amount set forth herein represents the value of any restricted stock or restricted stock units that will be delivered upon attainment of the first valuation threshold of such award following this offering. One-third of such Endeavor future units (or restricted stock or restricted stock units) will be vested upon grant with the remaining two-thirds vesting ratably on the first and second anniversaries of the grant date, generally subject to continued employment. Upon our achievement of each increase in equity value of $1,000,000,000 after attainment of the first valuation threshold, Mr. Emanuel will also receive an additional award of restricted stock or restricted stock units with a value of $14 million (assuming such achievement occurs in connection with or following this offering).
(6)

Mr. Emanuel is eligible to receive Zuffa future units (or, following an initial public offering of Zuffa (which is expected to include this offering), awards of the resulting entity’s restricted stock or restricted stock units) upon Zuffa’s achievement of certain hurdles as set forth above in “—Equity-Based Awards.” The dollar amount set forth herein represents the value of any restricted stock or restricted stock units that will be delivered upon attainment of the next hurdle of such award that has not yet been achieved. One-third of such Zuffa profits units (or restricted stock or restricted stock units) issued upon attainment of a hurdle will be vested upon grant with the remaining two-thirds vesting ratably on the first and second anniversaries of the grant date, generally subject to continued employment. Upon achievement of each agreed upon increase in the equity value of Zuffa set forth in the Zuffa Future Award after attainment of the next hurdle, Mr. Emanuel will also receive an award of “catch-up” Zuffa profits interests units with a value of $12.5 million (assuming catch-up is fully achieved), or if such achievement occurs in connection with or following an initial public offering of Zuffa (which is expected to include this offering), an award of the resulting entity’s restricted stock or restricted stock units with a value of $14 million.

(7)

As of December 31, 2020, the unvested performance-based vesting Iris IV units will vest as to 43.75% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $7,000,000,000, 37.50% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $8,000,000,000 and 18.75% upon the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000, generally subject to continued employment.

(8)	As of December 31, 2020, the unvested Endeavor China profits units were scheduled to vest on January 1, 2021.
(9)

As of December 31, 2020, this reflects (a) 1,557 Zuffa profits units under the Zuffa Future Award with respect to the achievement of the first equity value threshold in 2019 that will vest on June 30, 2021 and (b) 2,627 Zuffa profits units under the Zuffa Future Award with respect to the achievement of the second equity value threshold in 2020, which will vest as to fifty percent (50%) of such units on each of December 31, 2021 and December 31, 2022, respectively.

Stock Vested During Fiscal Year 2020

The following table sets forth information regarding profits interests and phantom units vesting during fiscal year 2020 for each of the named executive officers.

Number of Equity Interests Value Realized on Vesting

Name		Number of Equity Interests Acquired on Vesting		Value Realized on Vesting of Equity Interests(9)
Ariel Emanuel	January 2017 Profits Units	4,593,657	(1)	$3,234,343
	Iris V units	3,135,399	(2)	$3,766,483
	Zuffa Future units	1,313	(3)	$1,241,519
	Zuffa profits units	1,557	(4)	$2,108,631
	Holdco SPV units	1,342,422	(5)	$2,961,779
Patrick Whitesell	January 2017 Profits Units	4,593,657	(1)	$3,234,343
	Iris V units	3,135,399	(2)	$3,766,483
Jason Lublin	Iris IV units	612,488	(6)	$222,053
Mark Shapiro	Iris IV units	612,488	(6)	$222,053
	Endeavor China profits units	527	(7)	$306,714
	Zuffa profits units	15,000	(8)	$12,805,500
Seth Krauss	Iris IV units	306,243	(6)	$111,026
	Iris V	308,937	(2)	$108,921
	Endeavor China profits units	945	(7)	$272,160

(1)	This amount represents the time-based January 2017 Profits Units acquired on vesting.
(2)	This amount represents the Iris V units acquired on vesting.
(3)	This amount represents the vested portion of the Zuffa profits units acquired upon achievement of the second equity value threshold under the Zuffa Future Award.
(4)	This amount represents the Zuffa profits units acquired on vesting under the Zuffa Future Award with respect to the achievement of the first equity value threshold in 2019.
(5)	This amount represents the Holdco SPV units acquired upon distribution by WME Holdco, each of which was immediately fully vested.
(6)	This amount represents the time-based Iris IV units acquired on vesting.
(7)	This amount represents the Endeavor China profits units acquired on vesting.
(8)	This amount represents the UFC profits units acquired upon grant, each of which was immediately fully vested.

Retirement Benefits

Endeavor Operating Company sponsors a 401(k) plan, which is a U.S. tax-qualified retirement plan offered to all eligible employees, including our named executive officers, that permits eligible employees to elect to defer a portion of their compensation on a pre-tax basis. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

Potential Payments upon Termination of Employment or Change in Control

Severance Payments and Benefits under Employment Agreements

All of our named executive officers are entitled to certain severance benefits following certain terminations of employment as described below. No severance payments or benefits are payable in the event of a termination for cause or resignation without good reason.

Ariel Emanuel

If Mr. Emanuel’s employment is terminated without cause or due to a resignation for good reason, he is entitled to receive any unpaid annual bonus for the year prior to the year of termination, which amount shall be paid in lump sum within thirty days of Mr. Emanuel’s termination of employment, and an aggregate amount equal to two (2) times the sum of (x) his base salary and (y) his target bonus, which amount shall be paid ratably in monthly installments over the twenty-four month period following the date of Mr. Emanuel’s termination of employment. Payment of the salary and target bonus is subject to the execution of a release of claims. Further, if Mr. Emanuel’s employment is terminated due to death or disability, he will be entitled to receive any unpaid annual bonus for the year prior to the year of termination and a pro-rata portion of the target bonus for the year of termination. In addition, Mr. Emanuel’s employment agreement provides for a reduction of any payments to Mr. Emanuel that would be considered “excess parachute payments” under Section 280G of the Code in order to ensure that no such payments would be subject to any excise taxes under Section 4999 of the Code.

Patrick Whitesell

If Mr. Whitesell’s employment is terminated without cause or due to a resignation for good reason, he is entitled to receive any unpaid guaranteed bonus for the year prior to the year of termination, which amount shall be paid in lump sum within thirty days of Mr. Whitesell’s termination of employment, and an aggregate amount equal to two (2) times the sum of (x) his base salary and (y) his guaranteed bonus, which amount shall be paid ratably in monthly installments over the twenty-four month period following the date of Mr. Whitesell’s termination of employment. Payment of the salary and guaranteed bonus is subject to the execution of a release of claims. Further, if Mr. Whitesell’s employment is terminated due to death or disability, he will be entitled to receive any unpaid guaranteed bonus for the year prior to the year of termination and a pro-rata portion of the guaranteed bonus for the year of termination. In addition, Mr. Whitesell’s employment agreement provides for a reduction of any payments to Mr. Whitesell that would be considered “excess parachute payments” under Section 280G of the Code in order to ensure that no such payments would be subject to any excise taxes under Section 4999 of the Code.

Jason Lublin

Following the effectiveness of his amended and restated employment agreement on January 1, 2021, if Mr. Lublin’s employment is terminated without cause or due to a resignation for good reason, he is entitled to (i) continued payment of his base salary as though he had remained employed through the remainder of his employment term (i.e., through December 31, 2022), paid ratably in monthly installments and (ii) payment of 50% of his target annual bonus for each calendar year during his employment term for which the annual bonus has not yet been earned or paid. Payment of the severance benefits is subject to the execution of a release of claims. The severance set forth below in “—Estimated Payments Upon Termination of Employment or Change in Control” reflects his severance entitlement under his amended and restated employment agreement.

Mark Shapiro

If Mr. Shapiro’s employment is terminated without cause or due to a resignation for good reason, he is entitled to (i) continued payment of his base salary as though he had remained employed through the remainder of his employment term (i.e., through December 31, 2021), paid ratably in monthly installments over the twelve-month period following termination and (ii) payment of his target annual bonus prorated for the period he was employed during the fiscal year of termination, paid in a lump sum. Payment of the severance benefits is subject to the execution of a release of claims.

Seth Krauss

If Mr. Krauss’ employment is terminated without cause or due to a resignation for good reason, he is entitled to (i) continued payment of his base salary as though he had remained employed for twelve months following termination and (ii) any guaranteed bonus earned but not yet paid as of the date of termination and his guaranteed bonus for the year of termination, payable when such bonus would be paid had he remained employed. Payment of the severance benefits is subject to the executive of a release of claims.

Following the effectiveness of his amended and restated employment agreement on January 1, 2021, if Mr. Krauss’ employment is terminated without cause or due to a resignation for good reason, he is entitled to (i) continued payment of his base salary as though he had remained employed for twelve months following termination, (ii) any guaranteed bonus earned but not yet paid as of the date of termination and his guaranteed bonus for the year of termination, payable when such bonus would have been paid had he remained employed and (iii) any supplemental bonus earned but not yet paid as of the date of termination.

Equity Vesting

Ariel Emanuel

Upon the earlier to occur of (i) the consummation of this offering, (ii) a Sale Transaction (as defined below) and (iii) Mr. Emanuel’s termination of employment without cause or resignation for good reason, any then-unvested profits interests will become 100% vested as of such date; provided that in the case of clauses (i) and (ii), (A) Mr. Emanuel’s employment has not been terminated and he continues to provide services to us as of the date of this offering or a Sale Transaction, as applicable, and (B) profits interests shall not include the or performance-based January 2017 Profits Units or January 2017 Upside Profits Units, and in the case of clause (iii), the profits interests shall not include any performance-based January 2017 Profits Units and the January 2017 Upside Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time. Further, upon Mr. Emanuel’s termination without cause or resignation for good reason, he is also eligible to receive a prorated portion of any Endeavor Future Award or Zuffa Future Award, depending on the date of termination, based on the equity value of us or Zuffa, respectively, as of such date.

All of Mr. Emanuel’s time-based January 2017 Profits Units shall be vested on the earlier of (x) the consummation of a Sale Transaction (as defined below) and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000.

Upon a termination of employment due to death or disability, Mr. Emanuel’s Iris V units and January 2017 Profits Units will vest to the extent necessary so that one-third of such units will be fully vested as of such date.

Patrick Whitesell

Upon the earlier to occur of (i) the consummation of this offering, (ii) a Sale Transaction and (iii) Mr. Whitesell’s termination of employment without cause or resignation for good reason, any then-unvested profits interests will become 100% vested as of such termination date; provided that in the case of clauses (i) and (ii), (A) Mr. Whitesell’s employment has not been terminated and he continues to provide services to us as of the date of this offering or a Sale Transaction, as applicable, and (B) profits interests shall not include the time-based or performance-based January 2017 Profits Units or January 2017 Upside Profits Units, and in the case of clause (iii), the profits interests shall not include any performance-based January 2017 Profits Units and the January 2017 Upside Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time.

All of Mr. Whitesell’s time-based January 2017 Profits Units shall be vested on the earlier of (x) the consummation of a Sale Transaction (as defined below) and (y) the achievement by Endeavor Operating Company of a Performance Vesting Equity Value of $9,000,000,000.

Upon a termination of employment due to death or disability, Mr. Whitesell’s performance-based January 2017 Profits Units will vest to the extent necessary so that one-third of such units will be fully vested as of such date.

Jason Lublin

If Mr. Lublin’s employment is terminated without cause or due to a resignation for good reason or following expiration of his employment agreement, to the extent he was not offered a new employment agreement pursuant to a bona fide offer prior to such termination, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment.

Mark Shapiro

If Mr. Shapiro’s employment is terminated without cause, due to a resignation for good reason or he is notified that his employment relationship will not be continued following the expiration of the term of his employment agreement, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment. Upon a change in control of WME IMG China, LP, all of the unvested Endeavor China profits units will become 100% vested.

Seth Krauss

If Mr. Krauss’ employment is terminated without cause, due to a resignation for good reason or he is notified that his employment relationship will not be continued following the expiration of the term of his employment agreement, a number of unvested performance-based Iris IV units shall be eligible to vest based on the Performance Vesting Equity Value as of the date of such termination of employment. Upon a change in control of WME IMG China, LP, all of the unvested Endeavor China profits units will become 100% vested.

Definition of “Sale Transaction”

For purposes of the profits interests, a “Sale Transaction” generally means the sale of all or a majority of the membership interests of Endeavor Operating Company or the sale of all or substantially all of the Endeavor Operating Company and its subsidiaries’ assets (including by means of merger, consolidation, other business combination, exclusive license, share exchange or other reorganization) to a third party.

Definitions of “Cause” and “Good Reason”

For purposes of Messrs. Emanuel’s and Whitesell’s employment agreements and equity awards, the definition of cause generally means: (i) conduct constituting embezzlement, fraud or material misappropriation; (ii) conviction of a felony; (iii) conduct constituting a financial crime, material act of dishonesty or material unethical business conduct; (iv) material breach of restrictive covenants applicable to the named executive officer; or (v) material breach of any material obligations under a named executive officer’s employment agreement, that in each case (other than clause (ii)) results in material harm to Endeavor Operating Company and its affiliates. For purposes of the cause definition, any breach of restrictive covenants by Messrs. Emanuel or Whitesell must be made knowingly and any breach of a material obligation under their respective employment agreements must be made willfully.

For purposes of the employment agreements and equity awards of Messrs. Lublin, Krauss and Shapiro, cause generally means: (i) conduct constituting embezzlement, fraud or material misappropriation; (ii) conviction of (or in the case of Mr. Shapiro, conduct constituting) a felony; (iii) conviction or indictment of a financial crime, material act of dishonesty or material unethical business conduct; (iv) material breach of restrictive covenants applicable to the named executive officer; (v) material breach of any material obligations under a named executive officer’s employment agreement; (vi) material violation of written policies; (vii) use of alcohol or drugs that materially interferes with performance; or (viii) conduct that brings the named executive employer or Endeavor Operating Company and its affiliates into public disrepute.

For purposes of the named executive officers’ employment agreements and equity awards, good reason generally means (i) a material breach by Endeavor Operating Company of any material obligation under such named executive officer’s employment agreement and, (ii) for Messrs. Emanuel, Whitesell and Lublin, the relocation of such named executive officer’s principal place of employment outside of the Los Angeles metropolitan area, and for Mr. Krauss, the relocation of his principal place of employment outside of New York County. In addition to the foregoing, the definition of good reason for Messrs. Emanuel and Whitesell includes (i) a material diminution in duties, authorities or responsibilities as chief executive officer or executive chairman, respectively (including, prior to a Sale Transaction pursuant to which Endeavor Operating Company becomes a business unit of a larger parent organization, any requirement that he report to someone other than our board of directors), (ii) following an initial public offering or the date of a “Triggering Event” (which is defined in our amended and restated certificate of incorporation as the first date on which (x) neither Messrs. Emanuel nor Whitesell is employed as our Chief Executive Officer or Executive Chairman or (y) neither Messrs. Emanuel nor Whitesell owns securities (including Profit Units and other securities of Endeavor Operating Company) representing, and/or representing the right to own, in the aggregate, at least 25% of the Class A common stock owned, in the aggregate, by either Messrs. Emanuel or Whitesell as of the completion of this offering), the assignment of duties materially inconsistent with his position or status with Endeavor Operating Company or (iii) the failure of Endeavor Operating Company to obtain from an acquirer of all or substantially all of its assets an assumption of Endeavor Operating Company’s obligations under the terms of their respective employment agreements.

Estimated Payments Upon Termination of Employment or Change in Control

The table below shows the severance payments and benefits that each named executive officer would receive upon (1) death or disability, (2) termination without cause or a resignation with good reason, (3) termination for cause or a resignation without good reason and (4) a change in control. Except as specifically set forth below for Mr. Lublin, the amounts are calculated as if the date of termination and change in control occurred on December 31, 2020.

Name	Death or Disability ($)		Termination without Cause or Resignation with Good Reason ($)		Termination for Cause or Resignation without Good Reason ($)	Change in Control ($)
Ariel Emanuel	—		—		—	—
Base Salary Continuation	—		8,000,000	(1)	—	—
Bonus	6,000,000	(2)	18,000,000	(3)	—	—
Accelerated Vesting of Equity-Based Awards	—		15,737,836	(4)	—	15,737,836	(5)
Patrick Whitesell	—		—		—	—
Base Salary Continuation	—		8,000,000	(1)	—	—
Bonus	2,000,000	(2)	6,000,000	(3)	—	—
Accelerated Vesting of Equity-Based Awards	—		11,146,170	(4)	—	11,146,170	(5)
Jason Lublin(6)	—		—		—	—
Base Salary Continuation	—		3,000,000	(7)	—	—
Bonus	—		1,500,000	(8)	—	—
Accelerated Vesting of Equity-Based Awards	—		—		—	—
Mark Shapiro	—		—		—	—
Base Salary Continuation	—		3,000,000	(9)	—	—
Bonus	—		2,500,000	(2)	—	—
Accelerated Vesting of Equity-Based Awards	—		—		—	198,000	(13)
Seth Krauss(12)	—		—		—	—
Base Salary Continuation	—		850,000	(10)	—	—
Bonus	—		1,350,000	(11)	—	—
Accelerated Vesting of Equity-Based Awards	—		—		—	208,624	(13)

(1)	This amount reflects the continued payment of two times the named executive officer’s base salary for twenty-four months following termination of his employment.
(2)	This amount reflects the payment of the named executive officer’s prorated target annual bonus following termination of employment.
(3)	This amount reflects the payment of (i) two times the named executive officer’s target annual bonus and (ii) prorated target annual bonus following termination of his employment.
(4)

For Mr. Emanuel, this amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested Iris V units, Zuffa profits units, and January 2017 Profits Units, excluding his performance-based January 2017 Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time. The amount also reflects the value of the prorated portion of the Endeavor Future Award and Zuffa Future Award based on the equity value of us or Zuffa, respectively, as of December 31, 2020 (if any). For Mr. Whitesell, this amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested Iris V units and January 2017 Profits Units, excluding his performance-based January 2017 Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value within 24 months of such termination date, and will be automatically forfeited upon the expiration of such 24-month period to the extent still unvested at that time.
(5)

For Mr. Emanuel, this amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested Iris V units, Zuffa profits units and January 2017 Profits Units, excluding his performance-based January 2017 Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value. Mr. Emanuel would also be entitled to accelerated vesting of all outstanding Endeavor future units. However, no such Endeavor future units were outstanding as of December 31, 2020. For Mr. Whitesell, this amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested Iris V units and January 2017 Profits Units, excluding his performance-based January 2017 Profits Units, which will remain outstanding and will vest solely upon the achievement of the applicable Performance Vesting Equity Value.

(6)

Amounts set forth herein reflect the amounts to which Mr. Lublin would be entitled upon a termination under his amended and restated employment agreement, effective as of January 1, 2021. However, as of December 31, 2020, Mr. Lublin’s employment agreement would not have provided severance upon termination of Mr. Lublin’s employment.

(7)	This amount reflects the continued payment of Mr. Lublin’s base salary through December 31, 2022, which is the expiration of the term of his employment agreement.
(8)	This amount reflects the payment of Mr. Lublin’s minimum bonus for the fiscal years 2021 and 2022.
(9)	This amount reflects the continued payment of Mr. Shapiro’s base salary through December 31, 2021, which is the expiration of the term of his employment agreement.
(10)	This amount reflects the continued payment of the named executive officer’s base salary for twelve months following termination of employment.
(11)	This amount reflects the payment of the named executive officer’s target annual bonus.
(12)

Amounts set forth herein reflect the amounts to which Mr. Krauss would be entitled upon a termination on December 31, 2020 under his employment agreement, effective as of June 4, 2018. However, had such occurred under his amended and restated employment agreement (which was effective January 1, 2021), Mr. Krauss would also have been entitled to continued base salary for 12 months, payment of his minimum bonus for the year of termination, and payment of any unpaid supplemental bonus.

(13)	This amount reflects the value of the accelerated vesting of all of the named executive officer’s unvested Endeavor China profits units.

Compensation of our Directors

Prior to this offering we did not pay our directors any compensation for their service. In connection with the consummation of this offering, we expect to implement a policy pursuant to which each non-employee director (other than those affiliated with Silver Lake) will be entitled to certain director compensation. The details of such policy have not yet been established.

Post-IPO Compensation Program Features

2021 Incentive Award Plan

Our board of directors and stockholders plan to adopt the 2021 Incentive Award Plan to become effective upon the pricing date of this offering. The following is a summary of certain terms and conditions of the 2021 Incentive Award Plan. This summary is qualified in its entirety by reference to the 2021 Incentive Award Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2021 Incentive Award Plan.

Administration. The 2021 Incentive Award Plan will be administered by (i) our governing body, initially our Executive Committee, (ii) if our Executive Committee is the governing body and so directs, our board of directors or (iii) solely to the extent required to satisfy the exemption under the provisions of Section 16b-3, our board of directors or a committee of our board of directors (the administrator, the “Committee”). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2021 Incentive Award Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2021 Incentive Award Plan. The Committee will have full discretion to administer and interpret the 2021 Incentive Award Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees (except those covered by a collective bargaining agreement), directors, officers, consultants or advisors of the Company or its subsidiaries who are selected by the Committee will be eligible for awards under the 2021 Incentive Award Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the Committee will have the sole and complete authority to determine who will be granted an award under the 2021 Incentive Award Plan (subject to certain exceptions).

Number of Shares Authorized. The number of shares of our Class A common stock that are initially reserved for issuance under the 2021 Incentive Award Plan may not exceed the sum of                  shares of our Class A common stock and an annual increase on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031 equal to the lesser of (a)     % of the total number of outstanding shares of our Class A common stock, as of the close of business on the last business day of the prior calendar year, determined on an “as-converted” basis taking into account any and all securities convertible into, or exercisable, exchangeable or redeemable for, shares of our Class A common stock (including common units of Endeavor Operating Company and Endeavor Manager and profits units of Endeavor Operating Company and Endeavor Manager which are exchangeable pursuant to the applicable operating agreement of each), and without regard to any timing, vesting or other restrictions on redemptions therein (and assuming no redemptions for cash), and except as provided in the foregoing, without regard to the conversion, exercise, exchange or redemption of any other securities into or for shares of our Class A common stock, and (b) such smaller number of class A common stock as may be determined by our governing body.

No more than                  shares of our Class A common stock may be issued with respect to incentive stock options under the 2021 Incentive Award Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the 2021 Incentive Award Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $                , provided, that such limit shall not apply to any awards issued to a non-employee director in respect of any one- time initial equity grant upon a non-employee director’s appointment to our board of directors or in the event of extraordinary circumstances, to the extent such non-employee director receiving such additional compensation does not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving other non-employee directors. Shares of our Class A common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock that may be delivered pursuant to incentive stock options granted under the 2021 Incentive Award Plan.

If any award granted under the 2021 Incentive Award Plan expires, terminates, is canceled, forfeited, exchanged or surrendered without being vested, settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common stock subject to such award will again be made available for future grants. Notwithstanding the foregoing, certain shares shall not become available for future issuance under the plan, including those shares that are (a) surrendered, (b) reserved for issuance upon the grant of stock appreciation rights, to the extent that the number of reserved shares of common stock exceeds the number of shares of common stock actually issued upon the exercise of the stock appreciation rights, (c) purchased on the open market by us with cash proceeds received from exercise or (d) tendered to pay the exercise price of an award or to satisfy withholding taxes owed. Notwithstanding the above, after the tenth anniversary of the earlier of (a) the date on which the 2021 Incentive Award Plan was adopted by the board and

(b) the date that the 2021 Incentive Award Plan was approved by our stockholders, no shares shall again be available for future grants of awards under the 2021 Incentive Award Plan to the extent that such return of shares would at such time cause the 2021 Incentive Award Plan to constitute a “formula plan” or constitute a “material revision” of the 2021 Incentive Award Plan subject to shareholder approval under then-applicable rules of the NYSE (or any other applicable exchange or quotation system).

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the Committee determines that an adjustment to the terms of the 2021 Incentive Award Plan (or awards thereunder) is necessary or appropriate, then the Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2021 Incentive Award Plan, the number of shares covered by awards then outstanding under the 2021 Incentive Award Plan, the limitations on awards under the 2021 Incentive Award Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine to be appropriate.

Awards Available for Grant. The Executive Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock or cash-based awards, dividend equivalent awards or any combination of the foregoing. Awards may be granted under the 2021 Incentive Award Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Committee will be authorized to grant options to purchase shares of our Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2021 Incentive Award Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2021 Incentive Award Plan will be subject to the terms and conditions established by the Committee. Under the terms of the 2021 Incentive Award Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2021 Incentive Award Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2021 Incentive Award Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by any exchange or insider trading policy that may be established by the Company or Endeavor Manager or any “black-out” or similar period under the Company’s or Endeavor Manager’s policies covering trading of securities, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash. No incentive stock options may be granted after the tenth anniversary of the earlier of (a) the date of approval by our board of directors or (b) the date of approval by our stockholders.

Stock Appreciation Rights. The Committee will be authorized to award SARs under the 2021 Incentive Award Plan. SARs will be subject to the terms and conditions established by the Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2021 Incentive Award Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Committee and reflected in the award agreement.

Restricted Stock. The Committee will be authorized to grant restricted stock under the 2021 Incentive Award Plan, which will be subject to the terms and conditions established by the Committee. Restricted stock is Class A common stock that generally is non-transferable and is subject to other restrictions determined by the Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Committee. A restricted stock unit award, once vested, may be settled in common shares based on the number of units earned, or in cash equal to the fair market value of the number of common shares to be received upon settlement based on the number of units earned, at the election of the Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. If and to the extent provided in an award agreement, the holder of outstanding restricted stock units may be granted dividend equivalents payable upon or in connection with the payment by us of dividends on shares of our Class A common stock, either in cash or, at the sole discretion of the Committee, in shares of our Class A common stock or other property having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Committee, be credited on the amount of the payments in respect of dividend equivalents at a rate and subject to such terms as determined by the Committee. Payments in respect of dividend equivalents (and interest thereon, as applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock or Cash Based Awards; Dividend Equivalents. The Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, awards that provide for cash payments, rights to receive grants of awards at a future date or other awards denominated in shares of our Class A common stock under such terms and conditions as the Committee may determine and as set forth in the applicable award agreement. Other stock or cash based awards may be available as a form of payment in settlement of other awards granted under the 2021 Incentive Award Plan, as stand-alone payments, as part of a bonus, deferred bonus, deferred compensation, phantom equity or other arrangement or as a payment in lieu of compensation to which a participant is otherwise entitled. The Committee may also provide dividend equivalents alone or as part of an award, on a current or deferred basis, on such terms and conditions as may be determined by the Committee.

Performance Criteria. The Committee may select performance criteria for awards granted under the 2021 Incentive Award Plan for the purposes of establishing performance goals for an applicable performance period. The performance criteria that may be used to establish performance goals under the 2021 Incentive Award Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of the following: interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes); adjusted net income; operating earnings or profit (either before or after taxes); cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets; return on capital (or invested capital) and cost of capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); implementation or completion of critical projects; market share; economic value; and individual employee performance, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and us, in the event of a change in control, if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the twelve-month period following a change in control, then the Committee may provide that (i) all then-outstanding options and SARs will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable performance goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of our common stock received or to be received by other stockholders of the Company in the event. Notwithstanding the above, the Committee shall exercise such discretion over the timing or settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order, unless the Committee permits the award to be transferred to a permitted transferee (as defined in the 2021 Incentive Award Plan).

Amendment. The 2021 Incentive Award Plan will have a term of ten years. The Committee may amend, suspend or terminate the 2021 Incentive Award Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Executive Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes) and (iii) the Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), or (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2021 Incentive Award Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to employees designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (a “non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Other Stock or Cash-Based Awards. A participant generally will recognize ordinary income upon the receipt of the shares or cash underlying stock or cash based awards in an amount equal to the fair market value of the shares or the amount of the cash. We will be able to deduct in the same amount for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain employees designated in those Sections.

Dividend Equivalents. A participant will generally not be subject to tax upon grant of a dividend equivalent award. Rather, upon payment in respect of a dividend equivalent, the participant generally will recognize ordinary income in the amount of such payment. We will be able to deduct the same amount for U.S. federal income tax purposes, but the deduction may be limited under Section 280G and 162(m) of the Code for compensation paid to employees designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to certain employees designated in Section 162(m) of the Code, including, but not limited to, to (a) its chief executive officer, chief financial officer and the three other officers whose compensation is required to be disclosed in its proxy statement (or any of the foregoing employees for any preceding taxable year beginning after December 31, 2016) and (b) for any taxable year beginning after December 31, 2026, any employee who is among the five highest compensated employees for such taxable year (other than those described in (a) above for such taxable year). As discussed above, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our named executive officers and other highly compensated employees in a manner that we believe can best promote our corporate objectives. As a result, while we may take into account any limitations of Section 162(m), we intend to continue to compensate our executive officers and other highly compensated employees in a manner consistent with the best interests of our stockholders and reserve the right to award compensation (including compensation under the 2021 Incentive Award Plan) that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

Clawback Policy

Our board of directors intends to adopt a clawback policy, effective as of the effective date of this offering, pursuant to which we will, under certain circumstances, have the right to cause the forfeiture and/or recovery of incentive compensation from employees covered by the policy. The Executive Committee will initially administer such policy.

PRINCIPAL STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock, Class X common stock and Class Y common stock by:

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The numbers of shares of Class A common stock, Class X common stock and Class Y common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before and after this offering that are set forth below are based on (i) the number of shares and Endeavor Operating Company Units to be issued and outstanding prior to and after this offering, in each case, after giving effect to the reorganization transactions, the concurrent private placements, and the UFC Buyout and (ii) an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See “Organizational Structure.” The table below does not set forth information regarding our non-voting Class B common stock that will be issued in the concurrent private placements.

The amounts and percentages of Class A common stock, Class X common stock and Class Y common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Endeavor Group Holdings, Inc., 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

	Class A Common Stock Owned (on a fully exchanged basis)(1)						Class X Common Stock Owned(2)						Class Y Common Stock Owned(3)						Combined Voting Power(4)
	Before this Offering		After this Offering		After this Offering (with full exercise of option)		Before this Offering		After this Offering		After this Offering (with full exercise of option)		Before this Offering		After this Offering		After this Offering (with full exercise of option)		Before this Offering	After this Offering	After this Offering (with full exercise of option)
Name and Address of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%	%
5% Equityholders
Executive Holdcos(5)(10)
Silver Lake Equityholders(6)(10)
Jasmine Ventures Pte Ltd.(7)
Canada Pension Plan Investment Board(8)
Directors and Executive Officers
Ariel Emanuel(5)(9)(10)
Patrick Whitesell(5)(9)(10)
Jason Lublin
Mark Shapiro
Seth Krauss
Kerry Chandler
Christian Muirhead
Egon Durban
Stephen Evans
All directors and executive officers as a group (9 persons)

*	Less than 1%.
(1)

Each member of Endeavor Operating Company (other than Endeavor Manager) that holds Endeavor Operating Company Units and an equal number of shares of Class X common stock has the right to cause Endeavor Operating Company to redeem their Endeavor Operating Company Units (and paired shares of Class X common stock) in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, which redemption may at Endeavor Group Holdings’ election be effected as a direct purchase by Endeavor Group Holdings in exchange for Class A common stock. In addition, certain entities and individuals hold Endeavor Profits Units and an equal number of shares of Class X common stock, which may be exchanged into Endeavor Operating Company Units based on their in-the-money value at the time of such exchange, and subsequently redeemed for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock. Each member of Endeavor Manager (other than us) holds Endeavor Manager Units and an equal number of shares of Class X common stock. Each such member of Endeavor Manager has the right to cause Endeavor Manager to redeem their Endeavor Manager Units (and paired shares of Class X common stock) for, at our election, either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, which redemption may at Endeavor Group Holdings’ election be effected as a direct purchase of Endeavor Manager Units in exchange for its Class A common stock or cash (based on the market price of a share of Class A common stock). See “Description of Capital Stock.” The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all Endeavor Operating Company Units, Endeavor Profits Units and Endeavor Manager Units have been redeemed or exchanged for shares of Class A common stock.

(2)

Each member of Endeavor Operating Company (other than Endeavor Manager) and each member of Endeavor Manager that holds Endeavor Operating Company Units or Endeavor Manager Units, as applicable, and an equal number of shares of Class X common stock has the right at any time to cause Endeavor Operating Company or Endeavor Manager, as applicable, to redeem their Endeavor Operating Company Units, or Endeavor Manager Units, as applicable, (and paired shares of Class X common stock) for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock. See “Description of Capital Stock.”

(3)

Each member of Endeavor Operating Company (other than Endeavor Manager) that holds Endeavor Operating Company Units and an equal number of shares of Class X common stock has the right to cause Endeavor Operating Company to redeem their Endeavor Operating Company Units (and paired shares of Class X common stock) for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock. See “Description of Capital Stock.” Upon the disposition of the Class A common stock received by members of Endeavor Operating Company from the exchange of their Endeavor Operating Company Units (and paired shares of Class X common stock), or a Triggering Event, any paired shares of Class Y common stock will be cancelled/redeemed for no consideration.

(4)

Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class X common stock and Class Y common stock, voting together as a single class. Each holder of Class Y common stock is entitled to 20 votes per share, and each holder of Class A common stock and Class X common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class X common stock and Class Y common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. See “Description of Capital Stock.”

(5)

Includes            shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by Executive Holdcos. As the members of the executive committee of Executive Holdcos, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of all the shares held by the Executive Holdcos. The address of each member of Executive Holdcos is 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

(6)

The common stock beneficially owned by the Silver Lake Equityholders is comprised of:              shares of Class A common stock and              shares of Class Y common stock held by SLP West Holdings Co-Invest Feeder II, L.P., the general partner of which is SLP Co-Invest GP, L.L.C.; shares of Class A common stock and shares of Class Y common stock held by SLP IV West Feeder I, L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock and              shares of Class Y common stock held by SL SPV-1 Feeder I, L.P., the general partner of which is SLTA SPV-1, L.P., the general partner of which is SLTA SPV-1 (GP), L.L.C.;              shares of Class A common stock and              shares of Class Y common stock held by SLP IV Basquiat Feeder I, L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock held by Silver Lake Partners VI, L.P. or its assignee, the general partner of which is Silver Lake Technology Associates VI, L.P., the general partner of which is SLTA VI (GP), L.L.C.,              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings, L.L.C. and              shares of Class Y common stock held by SLP West Holdings, L.L.C., the managing member of which is Silver Lake Partners IV DE (AIV IV), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings II, L.L.C., and              shares of Class Y common stock held by SLP West Holdings II, L.L.C., the managing member of which is Silver Lake Partners IV DE (AIV IV), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by Silver Lake Partners IV DE (AIV III), L.P. and              shares of Class Y common stock held by Silver Lake Partners IV DE (AIV III), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by Silver Lake Technology Investors IV (Delaware II), L.P. and              shares of Class Y common stock held by Silver Lake Technology Investors IV (Delaware II), L.P., the general partner of which is Silver Lake Technology Associates IV, L.P., the general partner of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings III, L.P. and              shares of Class Y common stock held by SLP West Holdings III, L.P., the general partner of which is SLP West GP Holdings, L.L.C., the managing member of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings IV, L.P. and              shares of Class Y common stock held by SLP West Holdings IV, L.P., the general partner of which is SLP West GP Holdings, L.L.C., the managing member of which is SLTA IV (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings Co-Invest, L.P., and              shares of Class Y common stock held by SLP West Holdings Co-Invest, L.P., the general partner of which is SLP Denali Co-Invest GP, L.L.C., the managing member of which is Silver Lake Technology Associates III, L.P., the general partner of which is SLTA III (GP), L.L.C.;              shares of Class A common stock issuable upon the exchange of Endeavor Operating Company Units and corresponding shares of Class X common stock held by SLP West Holdings Co-Invest II, L.P., and              shares of Class Y common stock held by SLP West Holdings Co-Invest II, L.P., the general partner of which is SLP Co-Invest GP, L.L.C. Silver Lake Group, L.L.C. is the managing member of SLP Co-Invest GP, L.L.C., SLTA III (GP), L.L.C., SLTA IV (GP), L.L.C., SLTA VI (GP), L.L.C. and SLTA SPV-1 (GP), L.L.C. The address of each of the entities named above is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(7)

Jasmine Ventures Pte Ltd. shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”), and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for Jasmine Ventures Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(8)

Canada Pension Plan Investment Board (“CPPIB”), through its wholly-owned subsidiary CPP Investment Board (USRE III) Inc., beneficially owns            shares of Class A common stock. None of the members of our board of directors has sole voting or dispositive power with respect to the shares of common stock beneficially owned by CPPIB. The address of CPPIB is Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(9)

For each of Messrs. Emanuel and Whitesell includes: (i)            shares of Class A common stock issuable upon the exchange of Endeavor Profits Units for Endeavor Operating Company Units and subsequent redemption of Endeavor Operating Company Units and cancellation of a corresponding number of shares of Class X common stock; and (ii) after this offering, options to purchase            shares of Class A common stock that will be vested upon grant.

(10)

As a result of the Stockholders Agreement, Executive Holdcos, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell may be deemed to be a group for purposes of Section 13(d) of the Exchange Act. Each of Executive Holdcos, the Silver Lake Equityholders and Messrs. Emanuel and Whitesell disclaims beneficial ownership of any shares which may be deemed beneficially owned solely by reason of the Stockholders Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Endeavor Manager, Endeavor Operating Company and our pre-IPO investors, including certain affiliates of Silver Lake, GIC, CPPIB, Executive Holdcos, and our directors and officers, which will affect the reorganization transactions. See “Organizational Structure” and “Principal Stockholders” for more information, including the consideration in Endeavor Operating Company Units, Endeavor Manager Units, Class A common stock, Class X common stock and Class Y common stock to be received by such persons or entities.

Limited Liability Company Agreement of Endeavor Operating Company

In connection with the reorganization transactions, we, Endeavor Manager, Endeavor Operating Company and each of the members of Endeavor Operating Company will enter into the Endeavor Operating Company Agreement. Following the reorganization transactions, and in accordance with the terms of the Endeavor Operating Company Agreement, we will operate our business through Endeavor Operating Company and its subsidiaries. As sole managing member of Endeavor Manager and the indirect sole managing member of Endeavor Operating Company, we will have control over all of the affairs and decision-making of Endeavor Operating Company. As such, we will be responsible for all operational and administrative decisions of Endeavor Operating Company and the day-to-day management of Endeavor Operating Company’s business. We will fund any dividends to our stockholders by causing Endeavor Operating Company to make distributions to its equityholders, including the members of Endeavor Operating Company and Endeavor Manager, subject to the limitations imposed by the Senior Credit Facilities, and causing Endeavor Manager to make distributions to its equityholders, including us. See “Dividend Policy.”

The holders of Endeavor Operating Company Units and Endeavor Profits Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Endeavor Operating Company. Net profits of Endeavor Operating Company will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of equity interests in Endeavor Operating Company, though certain non-pro rata adjustments may be made to reflect tax depreciation, amortization and other allocations and in certain circumstances net profits may be allocated disproportionately to the Endeavor Profits Units. The Endeavor Operating Company Agreement will provide for cash distributions to the holders of Endeavor Operating Company Units and Endeavor Profits Units for purposes of funding their tax obligations in respect of the taxable income of Endeavor Operating Company that is allocated to them. Generally, these tax distributions will be calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in Los Angeles, California or New York, New York (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes (which are subject to substantial limitations for tax years 2018 through 2025). In certain situations, including where Endeavor Operating Company does not have sufficient cash to make tax distributions to all of its members in the full amount provided for in the Endeavor Operating Company Agreement, tax distributions made to Endeavor Manager may be reduced (relative to those tax distributions made to other members of Endeavor Operating Company) to reflect the income tax rates to which Endeavor Manager and Endeavor Group Holdings are subject and certain other factors.

The Endeavor Operating Company Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a “poison pill” or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Endeavor Manager (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations, (ii) the redemption or exchange from a member of Endeavor Operating Company of Endeavor Operating Company Units or Endeavor

Profits Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange) or (iii) the redemption or exchange from a member of Endeavor Manager of Endeavor Manager Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange)), which proceeds will then be invested in Endeavor Operating Company. Endeavor Operating Company will then issue one Endeavor Operating Company Unit to Endeavor Manager, and Endeavor Manager will issue one Endeavor Manager Unit to us. Similarly, except as otherwise determined by us, Endeavor Operating Company will not issue any additional Endeavor Operating Company Units to Endeavor Manager, and Endeavor Manager will not issue any additional Endeavor Manager Units to us, in each case, unless we issue or sell an equal number of shares of our Class A common stock. Conversely, except as otherwise determined by us, if at any time any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Endeavor Operating Company will redeem, repurchase or otherwise acquire an equal number of Endeavor Operating Company Units held by Endeavor Manager and Endeavor Manager will redeem, repurchase or otherwise acquire an equal number of Endeavor Manager Units held by us, in each case, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired. In addition, Endeavor Operating Company will not affect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of Endeavor Operating Company Units unless it is accompanied by a substantively identical subdivision or combination of Endeavor Manager Units and each class of our common stock. Likewise, Endeavor Manager will not affect any subdivision or combination of Endeavor Manager Units unless it is accompanied by a substantively identical subdivision or combination of Endeavor Operating Company Units and each class of our common stock.

Subject to certain exceptions, Endeavor Operating Company will indemnify all of its members and their officers and other related parties against all losses or expenses arising from claims or other legal proceedings in which any such person (in its capacity as such) may be involved or become subject to in connection with Endeavor Operating Company’s business or affairs or the Endeavor Operating Company Agreement or any related document.

Endeavor Operating Company may be dissolved only upon the first to occur of (i) the sale or disposition of substantially all of its assets (ii) a decree of judicial dissolution or (iii) a determination by us. Upon dissolution, Endeavor Operating Company will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Endeavor Operating Company’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their ownership of Endeavor Operating Company Units and Endeavor Profits Units (after giving effect to any obligations of Endeavor Operating Company to make tax distributions).

The Endeavor Operating Company Agreement will provide that the members of Endeavor Operating Company (other than Endeavor Manager) (or certain permitted transferees thereof) will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company to redeem any or all of their vested Endeavor Operating Company Units (and an equal number of shares of Class X common stock), in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings. Subject to certain restrictions, the holders of Endeavor Profits Units will have the right to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into (1) a number of Endeavor Operating Company Units that will generally be equal to (a) the product of (X) the number of vested Endeavor Profits Units to be exchanged with a given per unit hurdle price and (Y) then-current spread between the per unit value of an Endeavor Operating Company Unit at the time of the exchange and the per unit hurdle price of such Endeavor Profits Units divided by (b) the per unit value of an Endeavor Operating Company Unit at the time of the exchange and (2) a corresponding number of shares of our Class X common stock and Class Y common stock, and following such exchange, shall be required to exercise their redemption rights as members of Endeavor Operating Company with respect to such new Endeavor Operating Company Units so issued. See “Organizational Structure.”

The Endeavor Operating Company Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the members of Endeavor Operating Company (other than Endeavor Manager) and the holders of Endeavor Profits Units will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the members of Endeavor Operating Company to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the members of Endeavor Operating Company may participate in each such offer without being required to exchange Endeavor Operating Company Units and shares of our Class X common stock.

The Endeavor Operating Company Agreement will provide that, in the event of a merger, consolidation or other business combination involving our Company (unless, following such transaction, all or substantially all of the holders of the voting power of us prior to such transaction continue to hold a majority of the voting power of the surviving entity (or its parent) in substantially the same proportions as immediately prior to such transaction) is approved by our board of directors and consummated in accordance with applicable law, we may require that the members of Endeavor Operating Company exchange with us all of their Endeavor Operating Company Units or Endeavor Profits Units, as applicable, for aggregate consideration that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction.

Limited Liability Company Agreement of Endeavor Manager

In connection with the reorganization transactions, we, Endeavor Manager and each of the members of Endeavor Manager will enter into the Endeavor Manager LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Endeavor Manager LLC Agreement, we will be the sole managing member of Endeavor Manager. We will fund any dividends to our stockholders by causing Endeavor Operating Company to make distributions to its equityholders, including Endeavor Manager, subject to the limitations imposed by the Senior Credit Facilities, and thereafter causing Endeavor Manager to make distributions to us. Endeavor Manager will elect to be treated as a corporation for U.S. federal income tax purposes effective upon its date of formation. As the sole managing member of Endeavor Manager, we intend to cause Endeavor Manager to make non-pro rata distributions to us such that we will be able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreement we intend to enter into as part of the reorganization transactions and other costs or expenses. See “Dividend Policy.”

The Endeavor Manager LLC Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a “poison pill” or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Endeavor Manager (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations, (ii) the redemption or exchange from a member of Endeavor Operating Company of Endeavor Operating Company Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange) or (iii) the redemption or exchange from a member of Endeavor Manager of Endeavor Manager Units (in which case such net proceeds shall instead be transferred to the selling member as consideration for such redemption or exchange)), which proceeds will then be invested in Endeavor Operating Company. Endeavor Manager will thereafter issue one Endeavor Manager Unit to us for each share of our Class A common stock issued by us. Similarly, except as otherwise determined by us, Endeavor Manager will not issue any additional

Endeavor Manager Units to us unless we issue or sell an equal number of shares of our Class A common stock. Endeavor Manager will not affect any subdivision or combination of the Endeavor Manager Units unless it is accompanied by a substantively identical subdivision or combination of Endeavor Operating Company Units and each class of our common stock, and we will not affect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination of Endeavor Manager Units and Endeavor Operating Company Units.

Subject to certain exceptions, Endeavor Manager will indemnify all of its members, including us, and their officers and other related parties against all losses or expenses arising from claims or other legal proceedings in which any such person (in its capacity as such) may be involved or become subject to in connection with Endeavor Manager’s business or affairs or the Endeavor Manager LLC Agreement or any related document.

Endeavor Manager may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) a determination by us. Upon dissolution, Endeavor Manager will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Endeavor Manager’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their ownership of Endeavor Manager Units.

The Endeavor Manager LLC Agreement will provide that the members of Endeavor Manager (or certain permitted transferees thereof) will have the right from time to time, subject to certain restrictions, to cause Endeavor Manager to redeem any or all of their vested Endeavor Manager Units (and an equal number of shares of Class X common stock), in exchange for, at our election, shares of our Class A common stock or cash (based on the market price of shares of our Class A common stock), and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings.

The Endeavor Manager LLC Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the members of Endeavor Manager will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the members of Endeavor Manager to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the members of Endeavor Manager may participate in each such offer without being required to exchange Endeavor Manager Units and shares of our Class X common stock.

The Endeavor Manager LLC Agreement will provide that, in the event of a merger, consolidation or other business combination involving our Company (unless, following such transaction, all or substantially all of the holders of the voting power of us prior to such transaction continue to hold a majority of the voting power of the surviving entity (or its parent) in substantially the same proportions as immediately prior to such transaction) is approved by our board of directors and consummated in accordance with applicable law, we may require that the members of Endeavor Manager exchange with us all of their Endeavor Manager Units for aggregate consideration that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction.

Stockholders Agreement

Prior to the consummation of this offering we will enter into a Stockholders Agreement (the “Stockholders Agreement”) with Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders and our

pre-IPO investors (or their affiliates) that own Class Y common stock. Under the Stockholders Agreement, any permitted Executive Holdcos will be entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board so long as either Mr. Emanuel or Mr. Whitesell is employed as our Chief Executive Officer or Executive Chairman, and will be entitled to nominate one director for election to the board of directors and to the Executive Committee so long as either (x) Executive Holdcos own at least 5% of our outstanding common stock (on a fully converted basis) or (y) (i) at least one of Messrs. Emanuel and Whitesell is employed as our Chief Executive Officer or Executive Chairman or (ii) at least one of Messrs. Emanuel or Whitesell owns shares of our Class A common stock representing, and/or own securities representing the right to own, at least 25% of the shares of our Class A common stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of this offering. The Silver Lake Equityholders will be entitled to nominate two directors for election to our board of directors and to the Executive Committee of the board so long as they own at least 50% of the shares of common stock held by them immediately following this offering, and will be entitled to nominate one director for election to our board of directors and to the Executive Committee so long as they own at least 5% of our outstanding common stock (on a fully converted basis). To the extent that the Silver Lake Equityholders are no longer entitled to nominate two board members pursuant to the Stockholders Agreement, they shall, if requested by our board of directors, cause their nominee or nominees to resign, and, if any permitted Executive Holdcos are then entitled to nominate two directors for election to the board of directors and to the Executive Committee of the board, Executive Holdcos will be entitled to nominate directors to fill any such vacancy. Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, and our pre-IPO investors that own Class Y common stock will agree to vote their shares in favor of the directors nominated by Executive Holdcos and the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. Messrs. Emanuel and Whitesell, Executive Holdcos, the Silver Lake Equityholders, and our pre-IPO investors that own Class Y common stock will otherwise agree to vote their shares in accordance with the recommendation of the Executive Committee and/or the board of directors, subject to certain exceptions.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the members of Endeavor Operating Company (other than Endeavor Manager), Executive Holdcos and the members of Endeavor Manager (other than us).

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Executive Holdcos, the Silver Lake Equityholders and certain other members of Endeavor Operating Company may require that we register for public resale under the Securities Act all shares of common stock constituting their registrable securities that they request be registered at any time following this offering so long as (i) the securities requested to be registered in each registration statement have an aggregate anticipated offering price of at least $50 million, net of underwriting discounts and commissions, or (ii) the securities requested to be registered represent all the registrable securities then held by the requesting stockholder. Under the Registration Rights Agreement, we will not be obligated to effectuate more than six demand registrations on Form S-1 for Executive Holdcos, more than six demand registrations on Form S-1 for the Silver Lake Equityholders or more than                demand registrations on Form S-1 for certain other members of Endeavor Operating Company in the aggregate. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, Executive Holdcos, the Silver Lake Equityholders and certain other members of Endeavor Operating Company will have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If a party to the Registration Rights Agreement makes a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares going first to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, second to other securities requested to be included in such registration, and third to us. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us, second to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, and third to other securities requested to be included in such registration.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs, and expenses (except underwriting commissions and discounts).

Additionally, our agreement with the private placement investors will also require us to register their shares of Class A common stock (including shares of Class A common stock that will be issued immediately after the resale of their Class B common stock upon the automatic conversion of such shares of Class B common stock) on a Form S-1 registration statement within 60 days following the closing of this offering.

Tax Receivable Agreement

In connection with the transactions undertaken in connection with this offering, we will acquire existing equity interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above in exchange for the issuance of shares of our Class A common stock, Class Y common stock and rights to receive payments under a tax receivable agreement and will acquire existing interests in Endeavor Operating Company (or in UFC Parent) from certain of the Other UFC Holders in exchange for cash and rights to receive payments under the tax receivable agreement. As a result of these acquisitions, we will succeed to certain tax attributes of certain of our pre-IPO investors and will receive the benefit of tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries. In addition, redemptions or exchanges of Endeavor Operating Company Units in exchange for shares of our Class A common stock or cash are expected to produce favorable tax attributes that would not be available to us in the absence of such redemptions or exchanges.

We intend to enter into a tax receivable agreement with the Post-IPO TRA Holders that will provide for the payment by us to the Post-IPO TRA Holders (or their transferees of Endeavor Operating Company Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of (i) any tax basis in the assets of Endeavor Operating Company and certain of its subsidiaries resulting from (a) the acquisition of interests in Endeavor Operating Company from certain of our pre-IPO investors in the mergers described above and the acquisition of equity interests in Endeavor Operating Company (or UFC Parent) from certain of the Other UFC Holders, (b) redemptions or exchanges by us of Endeavor Operating Company Units from members of Endeavor Operating Company in exchange for shares of our Class A common stock or cash or (c) payments under the tax receivable agreement, (ii) any net operating losses or certain other tax attributes of certain pre-IPO investors or Other UFC Holders that are available to us to offset income or gain earned after the mergers, (iii) any existing tax basis associated with Endeavor Operating Company Units the benefit of which is allocable to us as a result of the exchanges of such Endeavor Operating Company Units for shares of our Class A common stock or cash and (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges, the price of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

Future payments under the tax receivable agreement could be substantial. Assuming that all units eligible to be redeemed for cash or Class A common stock would be exchanged for Class A common stock by Endeavor Group Holdings at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to the Post-IPO TRA Holders under the tax receivable agreement would aggregate to approximately $         million over the next 15 years and for yearly payments over that time to range between approximately $         million to $         million per year, based on an assumed public offering price of $         (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The payments under the tax receivable agreement are not conditioned upon the members of Endeavor Operating Company’s continued ownership of us.

In addition, the Post-IPO TRA Holders (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any Post-IPO TRA Holder (or such holder’s transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement, if any, after our determination of such excess. We could make payments to the Post-IPO TRA Holders under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

In addition, the tax receivable agreement will provide that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, the Post-IPO TRA Holders will have the option to terminate the tax receivable agreement, and we will be required to make a payment to the Post-IPO TRA Holders covered by such termination in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50% or LIBOR plus 200 basis points, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the tax receivable agreement may result in situations where the Post-IPO TRA Holders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The Senior Credit Facilities restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our Senior Credit Facilities, such payments will generally be deferred and will accrue interest until paid.

UFC Acquisition

In August 2016, Endeavor Operating Company, together with respective affiliates of Silver Lake, KKR and certain other investors, acquired all of the equity interests of UFC Parent, excluding a portion of the equity interests that were rolled over by its previous owners, in the UFC Acquisition. Endeavor Operating Company’s portion of the approximately $1.5 billion in common equity issued by UFC Parent was $600 million and Endeavor Operating Company initially owned approximately 34% of UFC Parent’s common equity as of the closing of the UFC Acquisition. In August 2017, Endeavor Operating Company purchased additional common equity interests in UFC Parent for $373 million from certain of the previous owners of UFC Parent that rolled over in the UFC Acquisition, resulting in Endeavor Operating Company’s ownership interest in UFC Parent’s common equity now being 50.1%. Endeavor Operating Company has operational control over the business and affairs of UFC Parent and as a result consolidates UFC Parent’s financial results from the date of the UFC Acquisition.

In connection with and upon the closing of the UFC Acquisition, UFC Parent paid certain affiliates of the Silver Lake Equityholders, who are also our stockholders, a transaction fee of $10 million.

UFC LLC Agreement

We own 50.1% of the common equity interests of UFC Parent. Affiliates of the Silver Lake Equityholders own 22.9% of the common equity interests of UFC Parent, and affiliates of KKR own 22.9% of the common equity interests of UFC Parent. The UFC LLC Agreement governs the management of UFC Parent and the rights of UFC Parent’s equityholders. The UFC LLC Agreement provides that the business and affairs of UFC Parent is managed by the directors appointed to its board of directors by Endeavor Operating Company.

The UFC LLC Agreement provides that certain actions by UFC Parent require the unanimous approval of all the members of its board of directors. Such actions include any incurrence by UFC Parent of debt in excess of $50 million with respect to one transaction or $150 million over any three year period, the issuance of equity securities of UFC Parent, repurchases by UFC Parent of its equity securities, the liquidation or dissolution of UFC Parent, making distributions on UFC Parent’s equity interests, acquisitions or dispositions by UFC Parent in excess of $50 million for one transaction or $150 million in any thirty-six month period, any material change to the nature of UFC Parent’s business, and any related party transaction between UFC Parent and its equityholders and directors, in each case subject to certain exceptions.

The UFC LLC Agreement contains tag-along rights, drag-along rights, and a right of first refusal regarding the equity interests of UFC Parent, including the equity interests owned by us. Under the UFC LLC Agreement, Endeavor Operating Company has a right of first offer if UFC Parent’s board of directors determines to sell UFC Parent. In addition, the UFC LLC Agreement also contains provisions relating to an initial public offering of UFC, which provide that (i) prior to February 18, 2019, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake, and KKR, (ii) after February 18, 2019 but prior to August 18, 2021, an initial public offering of UFC may be requested or approved by at least one director designated by each of us, Silver Lake, and KKR, provided that a request or approval by any two of the directors designated by each of us, Silver Lake, and KKR is required if the valuation in the offering achieves a specified valuation and provided further that the approval of the director designated by us is required under all circumstances prior to August 18, 2021, so long as we hold a majority of the equity entitled to appoint directors of UFC, and (iii) after August 18, 2021, any of us, Silver Lake, or KKR, subject to certain ownership requirements, may exercise a demand right with respect to an initial public offering without approval by us or our director designees. Any initial public offering undertaken pursuant to the UFC LLC Agreement must be completed in accordance with the agreement.

In connection with the UFC Buyout, the UFC LLC Agreement will be amended and the rights described above will be terminated.

UFC Services Agreement

In connection with the UFC Acquisition, a subsidiary of ours entered into a services agreement with UFC Parent under which such subsidiary provides UFC Parent with certain advisory and support services. Under the terms of the services agreement, UFC Parent pays such subsidiary an annual fee of $25 million in equal monthly installments, plus reimbursements for reasonable out of pocket expenses.

UFC Buyout

On February 16, 2021, Endeavor Operating Company entered into a Transaction Agreement with the Other UFC Holders and certain of their affiliates pursuant to which Endeavor Operating Company will directly or indirectly acquire interests (including warrants of UFC Parent or common equity received by warrant holders from the exercise of warrants of UFC Parent) from the Other UFC Holders (or their affiliates) resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests of UFC Parent.

Pursuant to the Transaction Agreement, we will issue Endeavor Operating Company Units to (i) certain of the Other UFC Holders as consideration for the acquisition of the interests of UFC Parent held by such Other UFC Holders (a portion of which Endeavor Operating Company Units will subsequently be sold by certain of the Other UFC Holders, as described below); and (ii) certain of the Other UFC Holders as consideration for the acquisition of all or only a portion of the interests of UFC Parent held by such Other UFC Holders (with the balance of the interests in UFC Parent retained by the Other UFC Holders, to be sold to Endeavor Operating Company or its designee for cash, as described below), and certain of which Endeavor Operating Company Units will promptly be exchanged by such holders for Endeavor Manager Common Units. Certain holders of Profit Units in UFC Parent will receive Endeavor Operating Company Units or Endeavor Manager Common Units on the same vesting terms. The Other UFC Holders that receive Endeavor Operating Company Units and/or Endeavor Manager Common Units will also receive paired shares of our Class X common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units or Endeavor Manager Common Units they receive. Additionally, certain of the Other UFC Holders that receive Endeavor Operating Company Units will also receive paired shares of our Class Y common stock corresponding on a 1:1 basis to the Endeavor Operating Company Units they receive. Based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we anticipate issuing                  Endeavor Operating Company Units,                  Endeavor Manager Common Units,                  shares of Class X common stock and                  shares of Class Y common stock to the Other UFC Holders in the aggregate. Furthermore, certain of the Other UFC Holders or their affiliates will each merge with and into Endeavor Group Holdings in a series of mergers, whereby we will acquire the existing interests in Endeavor Operating Company held by them. As consideration for the mergers, we will issue to certain affiliates of such Other UFC Holders, including certain affiliates of Silver Lake, shares of Class A common stock and Class Y common stock and rights to receive payments under the tax receivable agreement described herein.

Moreover, in accordance with the Transaction Agreement, we have agreed to use $         million of the net proceeds from this offering and the concurrent private placements to purchase Endeavor Operating Company Units (or interests in UFC Parent) directly from certain of the Other UFC Holders (or their affiliates) at a price per unit (with respect to Endeavor Operating Company Units) equal to the initial public offering price per share of Class A common stock sold in this offering. Certain Other UFC Holders will merge with and into Endeavor Group Holdings, and affiliates of such Other UFC Holders will receive shares of Class A common stock in such mergers and will sell $         million of such shares of Class A common stock (i) in the case of certain Other UFC Holders, in the concurrent private placements to the private placement investors at a price per share equal to $24.00; or (ii) in the case of certain Other UFC Holders, to Endeavor Group Holdings, Inc. in exchange for cash payments at a price per share equal to the initial public offering price per share of Class A Common Stock sold to the public in this offering. Certain of the Other UFC Holders (or their affiliates) will also receive rights to receive payments under the tax receivable agreement described herein.

In connection with the UFC Buyout, certain of our principal stockholders, directors and executive officers who are Other UFC Holders will receive the following consideration in exchange for their equity interests in UFC Parent:

•

Certain affiliates of Silver Lake Partners will receive a number of shares of Class A common stock equal to $         divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class Y common stock

•

Certain affiliates of Silver Lake Partners will receive a number of Endeavor Operating Company Units equal to $         divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X and Class Y common stock

•

Ariel Emanuel, our Chief Executive Officer, will receive a number of Endeavor Operating Company Units equal to the value of his Zuffa profits units, $        , divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X and Class Y common stock

•

Patrick Whitesell, our Executive Chairman, will receive a number of Endeavor Operating Company Units equal to the value of his Zuffa profits units, $        , divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X and Class Y common stock

•

Jason Lublin, our Chief Financial Officer, will receive a number of Endeavor Manager Units equal to the value of his UFC profits units, $        , divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X common stock

•

Mark Shapiro, our President, will receive a number of Endeavor Manager Units equal to the value of his UFC profits units, $        , divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X common stock

•

Seth Krauss, our Chief Legal Officer, will receive a number of Endeavor Manager Units equal to the value of his UFC profits units, $        , divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X common stock

•

Christian Muirhead, our Chief Communications Officer, will receive a number of Endeavor Manager Units equal to $         divided by the price per share of Class A common stock sold to the public in this offering, as well as an equal number of shares of Class X common stock

Further, in connection with the UFC Buyout and this offering, the vesting of compensatory awards to certain of our directors and executive officers will be accelerated as follows:

•

Mr. Emanuel holds 27,443,333 unvested Endeavor profits units, the vesting of which will be accelerated. The per unit hurdle price associated with such Endeavor profits units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

•

Patrick Whitesell, our Executive Chairman, holds 27,443,333 unvested Endeavor profits units, the vesting of which will be accelerated. The per unit hurdle price associated with such Endeavor profits units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

•

Mr. Lublin holds 979,980 unvested Iris IV units, the vesting of which will be accelerated. Such Iris IV units are designated as “catch-up” units entitled to receive a preference on distributions once a per unit hurdle price associated with such Iris IV units is satisfied. The per unit hurdle price associated with such Iris IV units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

•

Mr. Shapiro holds 979,980 unvested Iris IV units, the vesting of which will be accelerated. Such Iris IV units are designated as “catch-up” units entitled to receive a preference on distributions once a per unit hurdle price associated with such Iris IV units is satisfied. The per unit hurdle price associated with such Iris IV units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

•

Mr. Krauss holds 489,991 unvested Iris IV units, the vesting of which will be accelerated. Such Iris IV units are designated as “catch-up” units entitled to receive a preference on distributions once a per unit hurdle price associated with such Iris IV units is satisfied. The per unit hurdle price associated with such Iris IV units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

•

Mr. Muirhead holds 489,991 unvested Iris IV units, the vesting of which will be accelerated. Such Iris IV units are designated as “catch-up” units entitled to receive a preference on distributions once a per unit hurdle price associated with such Iris IV units is satisfied. The per unit hurdle price associated with such Iris IV units will equal $        , which exceeds the midpoint of the price range on the cover of this prospectus.

For a full description of the UFC Buyout, see “Prospectus Summary—UFC Buyout.”

Investments by Silver Lake

In August 2017 and January 2019, we entered into subscription agreements with certain affiliates of the Silver Lake Equityholders and sold equity interests of Endeavor Operating Company to such affiliates of the Silver Lake Equityholders for consideration of approximately $406 million and $256 million, respectively.

Certain affiliates of the Silver Lake Equityholders have also entered into the Transaction Agreement by which they will acquire Endeavor Operating Company Units, Class A common stock and Class Y common stock in exchange for its equity interests in UFC Parent. See “Prospectus Summary—UFC Buyout.”

Funds affiliated with Silver Lake have agreed to purchase                 shares of Class A common stock from us in the concurrent private placements at a price per share equal to $24.00. See “Concurrent Private Placements” and “—Registration Rights Agreement” for more information.

Learfield IMG College Merger

On December 31, 2018, we completed the merger of our IMG College business with Learfield to form Learfield IMG College. In connection with the merger we sold a portion of our equity interests in Learfield IMG College to certain affiliates of the Silver Lake Equityholders for consideration of $250 million. Such affiliates of the Silver Lake Equityholders received approximately 13% of the equity interests of Learfield IMG College in the sale. We own approximately 36% of the equity interests of Learfield IMG College, following the closing of the merger and the sale of equity interests to affiliates of the Silver Lake Equityholders.

In connection with the merger of IMG College and Learfield, we entered into a Monitoring Agreement with a subsidiary of Learfield IMG College, where we agreed to provide certain management and advisory services to Learfield IMG College from time to time. For these services such subsidiary agreed to pay us an annual management fee of $3.5 million and to reimburse us for our certain expenses incurred by us in providing services to Learfield IMG College.

Management Equity

Following the completion of the reorganization transactions, the concurrent private placements and the UFC Buyout, certain of our senior executives will own equity interests in Executive Holdcos, certain senior executives will own Endeavor Profits Units and the other members of the Management Holdcos will own Endeavor Manager Units and paired shares of our Class X common stock and Class Y common stock. We refer to such senior executives and the other members of the Management Holdcos collectively as the “Management Equityholders,” and we refer to the equity interests in Executive Holdcos, Endeavor Profits Units, Endeavor Manager Units, and the shares of Class X common stock owned by such Management Equityholders collectively as the “Management Equity.” Pursuant to the terms of the Management Equity, the Management Equityholders will not be permitted to exchange their Management Equity into shares of Class A common stock for one year following the closing of this offering.

Following the first anniversary of the closing of this offering, each Management Equityholder will be eligible to exchange a portion of his or her Management Equity for Class A common stock and the portion of the Management Equity eligible for exchange will increase annually, with the amount and timing of such increases dependent on the designation of the applicable Management Equityholder. All Management Equity will be exchangeable by the sixth anniversary of the closing of this offering, provided that twenty percent of the Management Equity held by certain Management Equityholders will not be exchangeable at any time until the earlier of (a) the first anniversary of termination of such Management Equityholder’s employment or (b) such Management Equityholder’s death.

In addition to the equity retention restrictions described above, certain Management Equityholders will be subject to certain restrictive covenants for a period of time (generally up to 24 months) following the date his or her employment with us is terminated.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Employment Arrangements

We intend to enter into employment and other compensation agreements with certain of our named executive officers in connection with this offering. See “Executive Compensation.”

Other Transactions

From time to time we have entered into ordinary course business transactions on market terms with companies that the Silver Lake Equityholders have an ownership stake in, and we may continue to do so in the future.

From time to time we have repurchased from certain of our employees equity interests that they own directly or indirectly in Endeavor Operating Company. In 2017 we repurchased, either directly or indirectly through management holding vehicles, equity interests owned by Ariel Emanuel, our Chief Executive Officer and a member of our board of directors, Patrick Whitesell, our Executive Chairman and a member of our board of directors, Jason Lublin, our Chief Financial Officer, and Christian Muirhead, our Chief Communications Officer, for consideration of approximately $165 million, $165 million, $21 million and $1.3 million, respectively. In 2020 we repurchased, either directly or indirectly through management holding vehicles, equity interests owned by Jason Lublin, our Chief Financial Officer, and Christian Muirhead, our Chief Communications Officer, for consideration of approximately $5 million and $1 million, respectively.

RED Interactive Agency, LLC, our wholly-owned subsidiary, entered into an arm’s-length, consulting arrangement with Mr. Barry Lublin, the father of our Chief Financial Officer, under which Mr. Barry Lublin provided corporate financial consulting services on a non-exclusive basis to RED Interactive Agency, LLC. For the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020, Mr. Barry Lublin received annual compensation in the amount of approximately $150,000 for these consulting services. Senior members of our management reviewed and approved the terms of the consulting arrangement.

Related Party Transactions Policies and Procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review and approval or, ratification of all related person transactions. Under the policy, related person transactions will be reviewed and approved or ratified by the Executive Committee and/or, in certain circumstances, the Audit Committee. Any related person transactions not otherwise requiring approval by the Executive Committee and Audit Committee shall be reviewed and approved by such other directors or approving body as is designated by the Executive Committee authorized to approve such transactions.

A “related person transaction” is defined under Item 404(a) of Regulation S-K as, subject to specified exceptions, a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any “related person” (as defined under Item 404(a) of Regulation S-K) had, has or will have a direct or indirect material interest.

The policy will require that notice of a proposed related person transaction be provided to our legal department and, if our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to the appropriate approving body or bodies for consideration.

The policy will also provide that the appropriate approving body or bodies review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of our directors and executive officers with respect to any potential related person transaction as to which they may have an interest or of which they may be aware. It is our policy that no director should participate in the approval or ratification of a related person transaction as to which he or she is a related person or otherwise has an interest.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 5,000,000,000 shares of Class A common stock, par value $0.00001 per share, 5,000,000,000 shares of Class B common stock, par value $0.00001 per share, 5,000,000,000 shares of Class C common stock, par value $0.00001 per share, 5,000,000,000 shares of Class X common stock, par value $0.00001 per share, 1,000,000,000 shares of Class Y common stock, par value $0.00001 per share, and 1,000,000,000 shares of preferred stock, par value $0.00001 per share.

Immediately following the reorganization transactions, we will have approximately                  holders of record of our Class A common stock,                  holders of record of our Class B common stock, no holders of record of our Class C common stock,                 holders of record of our Class X common stock,                 holders of record of our Class Y common stock, and no holders of record of our preferred stock. Of the authorized shares of our capital stock,                 shares of our Class A common stock will be issued and outstanding,                  shares of our Class B common stock will be issued and outstanding, no shares of our Class C common stock will be issued and outstanding,                 shares of our Class X common stock will be issued and outstanding,                 shares of our Class Y common stock will be issued and outstanding, and no shares of our preferred stock will be issued and outstanding.

After the consummation of the concurrent private placements, the UFC Buyout, and this offering and the application of the net proceeds from this offering and the concurrent private placements, we expect to have                 shares of our Class A common stock outstanding (or                  shares if the underwriters’ option to purchase additional shares is exercised in full),                  shares of our Class B common stock outstanding, no shares of our Class C common stock outstanding,                  shares of our Class X common stock outstanding,                  shares of our Class Y common stock outstanding, and no shares of our preferred stock outstanding.

Common Stock

Voting

The holders of our Class A common stock, Class X common stock and Class Y common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law.

Holders of our Class A common stock and Class X common stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of our Class Y common stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval. The Class B and Class C common stock will not be entitled to vote (except as required by applicable law).

Upon the completion of this offering, the concurrent private placements, and the UFC Buyout, Messrs. Emanuel and Whitesell, entities under the control of Messrs. Emanuel and Whitesell and the Silver Lake Equityholders will control, as a group, approximately     % of the combined voting power of our common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full) as a result of their ownership of our Class X common stock and Class Y common stock and the Stockholders Agreement. Accordingly, Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will collectively control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws, and the approval of any merger or sale of substantially all of our assets. Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders will continue to control the outcome of matters submitted to stockholders so long as they collectively hold                 shares of Class Y common stock, which represents     % of the outstanding shares of all our common stock outstanding upon the closing of this offering. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, even if such events are in the best interests of minority stockholders.

The Class B and Class C common stock are non-voting and are not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B or Class C common stock to vote, with one vote per share, on a matter if we were to:

•	change the par value of the Class B or Class C common stock, as applicable; or

•

amend our certificate of incorporation to alter the powers, preferences, or special rights of the Class B or Class C common stock, as applicable, as a whole in a way that would adversely affect the holders of our Class B or Class C common stock.

As a result, in these limited instances, the holders of a majority of the Class B or Class C common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B or Class C common stock to rank junior to the Class A common stock, Class X common stock or Class Y common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the separate vote of the holders of Class B or Class C common stock, with each share of Class B or Class C common stock entitled to one vote per share. In this instance, the holders of a majority of Class B or Class C common stock could defeat that amendment to our certificate of incorporation.

Dividends

The holders of Class A common stock, Class B common stock and Class C common stock (collectively, the “Economic Rights Stock”) are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of any of the Class A common stock, Class B common stock or the Class C common stock unless they are declared or paid in the same amount in respect of the other class of Economic Rights Stock. With respect to stock dividends, holders of Class A common stock must receive Class A common stock, holders of Class B common stock must receive Class B common stock and holders of Class C common stock must receive Class C common stock.

The holders of our Class X common stock and Class Y common stock will not have any right to receive dividends other than stock dividends consisting of shares of our Class X common stock, paid proportionally with respect to each outstanding share of our Class X common stock, and/or Class Y common stock, paid proportionally with respect to each outstanding share of our Class Y common stock.

Merger, Consolidation or Tender or Exchange Offer

The holders of Class Y common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class X common stock in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class Y common stock will be entitled to receive securities that have no more than 20 times the voting power of any securities distributed to the holders of Class X common stock. The holders of Class A common stock shall not be entitled to receive economic consideration for their shares in excess of that payable to the holders of the Class B common stock or Class C common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class C common stock will be deemed to have received the same consideration as the holders of Class A common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of all classes of common stock are entitled to their respective par value, and the holders of our Class A common stock, Class B common stock and Class C common stock will then be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class X common stock and Class Y common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Conversion, Transferability and Exchange

Our amended and restated certificate of incorporation will provide that each share of our Class Y common stock will automatically be cancelled/redeemed (a) upon any sale or other transfer of (i) the paired Endeavor Operating Company Unit (or the paired Class A common stock, in the case the Endeavor Operating Company Unit and paired share of Class X common stock is redeemed and converted, or in the case of other transfers of such shares of Class A common stock) in the case of affiliates of certain of our pre-IPO investors, including certain affiliates of Silver Lake, and (ii) those paired shares of Class A common stock, in the case of affiliates of certain other pre-IPO investors, in each case subject to certain limited exceptions, such as transfers to permitted transferees, or (b) upon a Triggering Event. Shares of our Class A common stock, Class C common stock, Class X common stock and Class Y common stock are not subject to any conversion right. Shares of our Class B common stock will be automatically convertible into shares of Class A common stock immediately after the resale of such shares to an unaffiliated third party.

Subject to the terms of their respective limited liability company agreements, the members of Endeavor Operating Company (other than Endeavor Manager) and the members of Endeavor Manager (other than us) may from time to time cause Endeavor Operating Company or Endeavor Manager, as applicable, to redeem any or all of their vested Endeavor Operating Company Units (and paired shares of Class X common stock) or Endeavor Manager Units (and paired shares of Class X common stock), as applicable, in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings. The holders of Endeavor Profits Units will have the right from time to time, subject to certain restrictions, to cause Endeavor Operating Company to exchange their vested Endeavor Profits Units into a number of Endeavor Operating Company Units and corresponding paired shares of our Class X common stock and Class Y common stock as described in “Organizational Structure.”

Other Provisions

None of the Class A common stock, Class B common stock, Class C common stock, Class X common stock, or Class Y common stock has any pre-emptive or other subscription rights.

At such time as no Endeavor Operating Company Units and no Endeavor Manager Units remain exchangeable for shares of our Class A common stock, all outstanding shares of Class X common stock will be cancelled.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to 1,000,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences, and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations, or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock, Class X common stock, and Class Y common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, Endeavor Group Holdings renounces any interest or expectancy in a transaction or matter that may be a corporate opportunity for Endeavor Group Holdings and Messrs. Emanuel and Whitesell (other than in their capacity as officers and employees of the Company), Executive Holdcos, the Silver Lake Equityholders, or any of our non-employee directors have no duty to present such corporate opportunity to Endeavor Group Holdings and they may invest in competing businesses or do business with our clients or customers. See “Risk Factors—We are controlled by Messrs. Emanuel and Whitesell, Executive Holdcos, and the Silver Lake Equityholders, whose interests in our business may be different than yours, and our board of directors has delegated significant authority to an Executive Committee and to Messrs. Emanuel and Whitesell.”

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and By-laws

The provisions of our amended and restated certificate of incorporation and by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Our amended and restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring, or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our governing body, which is initially the Executive Committee. Our board of directors will initially have six members.

In addition, our amended and restated certificate of incorporation will provide that, other than directors elected by holders of preferred stock pursuant to the terms of such preferred stock and subject to obtaining any required stockholder votes or consents under the Stockholders Agreement, directors may only be removed with or without cause and by the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws will also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the Executive Committee (or, if it does not then-exist, the board of directors), the chairman, vice chairman or executive chairman of the board, or the chief executive officer, or, until the Triggering Event, by the Secretary at the request of holders representing a majority of the total voting power of our issued and outstanding common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our amended and restated by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to the board of directors to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Super-Majority Approval Requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that, following the Triggering Event, the affirmative vote of holders representing 66 2/3% of the total voting power of our issued and outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change, or repeal specified provisions of the certificate of incorporation, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, and amendment of our amended and restated certificate of incorporation and by-laws, among others. Our amended and restated certificate of incorporation will provide that, following a Triggering Event, the affirmative vote of the holders of 66 2/3% of the total voting power of the outstanding common stock entitled to vote in the election of directors will be required for the stockholders to amend the by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger, or otherwise.

Business Combinations with Interested Stockholders. Our amended and restated certificate of incorporation will provide that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of

Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that will become operative following a Triggering Event and will have a similar effect to Section 203, except that they will provide that Messrs. Emanuel and Whitesell, Executive Holdcos and the Silver Lake Equityholders, their respective affiliates and successors and their direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A) the Court of Chancery of the State of Delaware be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director (including any Director serving as a member of the Executive Committee), officer, agent, or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the amended and restated certificate of incorporation or our by-laws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification and advancement of expenses. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Securities Exchange

We have applied to list our Class A common stock on the Exchange under the symbol “EDR.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.”

Sale of Restricted Shares

Upon the consummation of this offering and the concurrent private placements, we will have                 shares of Class A common stock (or                 shares if the underwriters exercise their option to purchase additional shares in full) outstanding. Of these shares, the                 shares sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. In addition, upon the completion of this offering and the concurrent private placements, all                 of our outstanding shares of Class Y common stock will be deemed “restricted securities,” as that term is defined under Rule 144, and would also be subject to the “lock-up” period noted below.

Upon consummation of the offering and the concurrent private placements, the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) will own an aggregate of                 Endeavor Operating Company Units,                 paired shares of our Class X common stock, and                 paired shares of our Class Y common stock, and the members of Endeavor Manager (other than us) will own an aggregate of                 Endeavor Manager Units and                 paired shares of our Class X common stock. Pursuant to the terms of their respective limited liability company agreements, the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) and the members of Endeavor Manager (other than us) may from time to time cause Endeavor Operating Company or Endeavor Manager, as applicable, to redeem their Endeavor Operating Company Units (and paired shares of Class X common stock) or Endeavor Manager Units (and paired shares of Class X common stock) in exchange for, at our election (subject to certain exceptions), either cash (based on the market price of a share of our Class A common stock) or shares of our Class A common stock, and if such redemption is made in exchange for shares of Class A common stock, it shall be effected as a direct purchase by Endeavor Group Holdings. Shares of our Class A common stock issuable to the members of Endeavor Operating Company (other than Endeavor Manager and holders of Endeavor Profits Units) and the members of Endeavor Manager (other than us) upon a redemption or exchange of Endeavor Operating Company Units (and paired shares of Class X common stock) or Endeavor Manager Units (and paired shares of Class X common stock) for shares of Class A common stock, would be considered “restricted securities,” as that term is defined under Rule 144 and would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering and the concurrent private placements, the holders of approximately                 shares of our Class A common stock (on an assumed fully exchanged and converted basis) will be entitled to dispose of their shares, subject to the equity retention restrictions described under “Certain Relationships and Related Party Transactions—Management Equity” and the holding period, volume and other restrictions of Rule 144, following the expiration of the 180-day underwriter lock-up period described below under “—Lock-Up Agreements.”                  is entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

In addition, subject to certain restrictions, the holders of                  Endeavor Profits Units, which have a weighted-average per unit hurdle price of $         per Endeavor Profits Unit, will be able to exchange their vested Endeavor Profits Units into Endeavor Operating Company Units and paired shares of our Class X common stock and Class Y common stock, as described in “Organizational Structure.” The holders may subsequently acquire shares of Class A common stock upon the exercise of their redemption rights. These shares of Class A common stock will also be “restricted securities” for purposes of Rule 144.

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Incentive Award Plan

We intend to file a registration statement under the Securities Act to register initially                  shares of Class A common stock reserved for issuance or sale under our                  Incentive Award Plan. Shares that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the equity retention restrictions and restrictive covenants described in “Certain Relationships and Related Party Transactions—Management Equity.”

Lock-Up Agreements

Each of our executive officers and directors, Executive Holdcos, the Silver Lake Equityholders, and our other existing equityholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of                 , dispose of or hedge any shares of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into, exchangeable for or that represent the right to receive our common stock (including, without limitation, Endeavor Operating Company Units and Endeavor Manager Units), subject to certain exceptions. See “Underwriting.”

Immediately following the consummation of this offering and the concurrent private placements, stockholders subject to lock-up agreements will hold                  shares of our Class A common stock (on an assumed fully exchanged and converted basis), representing approximately     % of our then-outstanding shares of Class A common stock (on an assumed and fully exchanged and converted basis).

We have agreed, subject to certain exceptions, including the ability of our officers and directors to enter in 10b5-1 plans during the lock up period, not to issue, sell, or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock (including Endeavor Operating Company Units and Endeavor Manager Units) during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our                  Incentive Award Plan, and we may issue Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement. See “Underwriting.”

The shares purchased in the concurrent private placements will not be subject to any lock-up agreements.

Registration Rights

Our Registration Rights Agreement grants registration rights to the members of Endeavor Operating Company, Executive Holdcos, and the members of Endeavor Manager. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Additionally, we have also granted registration rights to the private placement investors. See “Concurrent Private Placements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our Class A common stock by Non-U.S. Holders (as defined below) that purchase our Class A common stock pursuant to this offering and hold such Class A common stock as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal income tax purposes as:

•	a non-resident alien individual;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a Non-U.S. Holder does not include a partnership or other pass-through entity (including for this purpose any entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a partnership or other pass-through entity that acquires our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock.

This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws (including, without limitation, banks, insurance companies, dealers in securities, foreign governments, certain former citizens or residents of the United States, persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement, or holders who hold our Class A common stock as part of a straddle, hedge, or other integrated transaction). Furthermore, this summary does not address estate and gift tax consequences, the net investment tax, the alternative minimum tax, or tax consequences under any state, local, or foreign laws.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

As discussed above under “Dividend Policy,” we do not currently anticipate paying any dividends or other distributions on our Class A common stock in the foreseeable future. If we make distributions of cash or property in respect of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—U.S. Trade or Business Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain (which will be treated in the manner described below under “—Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits (provided the appropriate information is timely provided to the IRS). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable form (or, in each case, an appropriate successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Dividend income that is effectively connected with the conduct of a trade or business within the U.S. by a Non-U.S. Holder will be taxed in the manner described in “—U.S. Trade or Business Income” below.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

Except as described below under “—Information Reporting and Backup Withholding Tax,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

•

the gain is effectively connected with the conduct of a trade or business within the U.S. by such Non-U.S. Holder, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income,” below;

•

the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources (provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the period (the “applicable period”) that is the shorter of the five-year period ending on the date of the disposition of our Class A common stock and the Non-U.S. Holder’s holding period for our Class A common stock, in which case, subject to the Publicly Traded Exception (discussed below), such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder’s holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period (the “Publicly Traded Exception”). We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange, or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. or (B) we are or have been a USRPHC at any time during the applicable period (subject to the Publicly Traded Exception discussed under “ —Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI or other applicable form or, in each case, an appropriate successor form); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS any distributions on our Class A common stock, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or, in each case, an appropriate successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder’s non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded by the IRS or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly known as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our Class A common stock paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding and certification obligations; (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies any “substantial” owner (generally, any specified U.S. person who owns, directly or indirectly, more than a specified percentage of such entity), or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally applies to payments of dividends on our Class A common stock. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
KKR Capital Markets LLC
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Evercore Group L.L.C.
HSBC Securities (USA) Inc.
Jefferies LLC
Moelis & Company LLC
Piper Sandler & Co.
RBC Capital Markets, LLC
UBS Securities LLC
Code Advisors LLC
DBO Partners LLC
LionTree Advisors LLC
Academy Securities, Inc.
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

The underwriters have an option to buy up to an additional                 shares of Class A common stock from us at the initial public offering price less the underwriting discount solely to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the consummation of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price has been negotiated between the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

We have applied to list our Class A common stock on the Exchange under the symbol “EDR”.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, is approximately $         million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $         .

The underwriters have informed us they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

Raine Securities LLC is acting as an independent financial advisor to us in connection with this offering, and will receive an advisory fee for the performance of certain services in such capacity. Raine Securities LLC will not engage in, nor is it affiliated with any FINRA member that is engaged in, the solicitation or distribution of the offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Lock-Up Agreements

We and each of our executive officers and directors, Executive Holdcos, the Silver Lake Equityholders, and our other existing equityholders have agreed with the underwriters, subject to certain exceptions described below, not to dispose of or hedge any of our or their common stock, any options or warrants to purchase any of our Class A common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (including, without limitation, Endeavor Operating Company Units and Endeavor Manager Units) (“Securities” and each a “Security”) for a period of 180 days after the date of this prospectus.

The exceptions to these restrictions permit us to:

(i) sell the shares of our common stock offered hereby;

(ii) issue shares of our common stock upon any exercise of an option or warrant, vesting or settlement of Endeavor Profits Units, Endeavor Manager Units, Endeavor Operating Company Units or restricted stock, or the exercise, conversion or exchange of a security outstanding on the date hereof and described in this prospectus;

(iii) grant options to purchase or issue restricted stock or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock pursuant to our equity-based compensation plans described in this prospectus;

(iv) file a registration statement on Form S-8 relating to securities granted or to be granted pursuant to our equity-based compensation plans described in this prospectus;

(v) offer, contract to sell or issue common stock or securities convertible into common stock (including Endeavor Operating Company Units or Endeavor Manager Units) in connection with an acquisition or business combination (including the filing of a registration statement on Form S-4 or other appropriate form with respect thereto) or the entering into of a joint venture, provided that the aggregate number of shares of common stock that may be issued (excluding any shares of common stock, Endeavor Manager Units or Endeavor Operating Company Units offered or contracted to be sold pursuant to a signed agreement in connection with an acquisition, business combination, joint venture, or any similar transaction solely to the extent no shares of common stock, Endeavor Operating Company Units, or Endeavor Manager Units are issued during the 180-day period) shall not exceed 10% of the total number of shares of common stock (determined after giving effect to the assumed exchange of all Endeavor Operating Company Units and Endeavor Manager Units then outstanding for newly issued shares of common stock) issued and outstanding as of the closing of this offering and provided further that the acquirer of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement;

(vi) consummate the sale, issuance, subscription, redemption or exchange of shares of our common stock, Endeavor Manager Units, Endeavor Operating Company Units or Endeavor Profits Units in connection with the consummation of the reorganization transactions; and

(vii) offer or issue Endeavor Operating Company Units to our employees or employees of any of our subsidiaries who are not employees of such entity as of the date of this prospectus.

In addition, the exceptions to the restrictions described above permit our executive officers and directors, Executive Holdcos, the Silver Lake Equityholders, and our other existing equityholders to transfer Securities:

(i) pursuant to any transfer, conversion, reclassification, contribution, subscription, sale, redemption or exchange of Endeavor Operating Company Units or Endeavor Manager Units to Endeavor Operating

Company, Endeavor Manager or us, or their or our respective subsidiaries, in connection with the reorganization transactions;

(ii) pursuant to any redemption or exchange of (A) Endeavor Operating Company Units or Endeavor Manager Units, in each case along with an equal amount of Class X common stock and for shares of Class A common stock, or (B) the exchange of Endeavor Profits Units for Endeavor Operating Company Units, in each case in accordance with the limited liability company agreement of Endeavor Operating Company or Endeavor Manager, as applicable;

(iii) as a result of the redemption by us, Endeavor Operating Company, Endeavor Manager or our or their affiliates of Securities held by or on behalf of an employee in connection with such employee’s termination pursuant to an employment agreement or employee benefit plan in existence on the effective date of the registration statement of which this prospectus forms a part and described therein and in this prospectus;

(iv) as part of our repurchase of Securities, not at the option of the Security holder, pursuant to an employee benefit plan described in the registration statement of which this prospectus forms a part and in this prospectus or pursuant to the agreements pursuant to which such Securities were issued;

(v) acquired by the Security holder (A) in the open market after completion of this offering or (B) from the underwriters in this offering;

(vi) by bona fide gift, will, intestacy or charitable contribution, provided that the donee(s), beneficiary or beneficiaries, heir(s) or legal representatives thereof agrees in writing to be bound by the restrictions of our lock-up agreement (except that the Security holder and its affiliates who have signed lock-up agreements may make charitable gifts, without the donee(s) agreeing to be or being so bound, of up to an aggregate of 0.5% of Securities beneficially owned by the Security holder and its affiliates as of the date of this prospectus before giving effect to the closing of this offering), and provided further that such transfer does not involve a disposition for value;

(vii) to a trust, partnership, limited liability company or other entity for the direct or indirect benefit of the Security holder or its immediate family, provided that the trustee of the trust or the partnership, limited liability company or other entity agrees in writing to be bound by the restrictions of our lock-up agreement and provided further that such transfer does not involve a disposition for value;

(viii) to the Security holder’s immediate family member or other dependent, provided that the transferee agrees in writing to be bound by the restrictions of our lock-up agreement and provided further that such transfer does not involve a disposition for value;

(ix) to the Security holder’s affiliates, subsidiaries, partners, limited partners, managers, members, equityholders, shareholders, trustors or beneficiaries, or to any investment fund or other entity that controls, is controlled by, manages, is managed by or is under common control with the Security holder (including, if the Security holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership and, if the Security holder is a trust, to a trustor or beneficiary of the trust), provided that the transferee agrees in writing to be bound by the restrictions of our lock-up agreement (except that, in the case of an issuance of Securities to any of the foregoing persons in lieu of the Security holder in connection with the reorganization transactions (including any merger effected in connection therewith), the lock-up agreement will be assigned automatically to such person and such person will automatically be bound thereby in lieu of the Security holder) and provided further that such transfer does not involve a disposition for value;

(x) to a nominee or custodian of a person to whom a disposition or transfer would be permitted pursuant to the foregoing clauses (vi) through (ix), provided that the transferee agrees in writing to be bound by the restrictions of our lock-up agreement (except in the case of a donee that is exempt from agreeing to be or being so bound as described in clause (vi) above);

(xi) pursuant to an order of a court or regulatory agency or to comply with any regulations related to the Security holder’s ownership of Securities, provided that in the case of any transfer or distribution pursuant to this clause, any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock states that such transfer is pursuant to an order of a court or regulatory agency or to comply with any regulations related to the ownership of common stock unless such a statement would be prohibited by any applicable law, regulation or order of a court or regulatory authority;

(xii) to us or our affiliates upon the Security holder’s death or disability, (xi) (A) to us or our affiliates upon a vesting or settlement event of the Security holder’s Securities or upon the net cashless exercise of options or warrants to purchase Securities that are due to expire during the 180-day period or (B) in connection with the sale by the Security holder (or us on the Security holder’s behalf) of up to such number of shares of common stock as necessary to pay the exercise price of options or warrants that are due to expire during the 180-day period or for paying taxes (including estimated taxes) or to satisfy the income and payroll tax withholding obligations due as a result of the exercise of such options or warrants that are due to expire during the 180-day period or as a result of the vesting and/or settlement of the Security holder’s Securities (including restricted stock units or restricted stock awards), in each case pursuant to our employee benefits plans disclosed in the registration statement of which this prospectus forms a part and in this prospectus;

(xiii) to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the Security holder and/or its affiliates or any similar arrangement relating to a financing agreement for the benefit of the Security holder and/or its affiliates, provided that any such pledgee or other party agrees to, upon foreclosure on the pledged Securities, execute and deliver to                  an agreement in the form of the lock-up agreement;

(xiv) with the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters;

(xv) to a bona fide third party pursuant to a merger, tender offer, share purchase or exchange offer for securities, in each case involving a “change in control” (as defined in the lock-up agreement) of us, Endeavor Operating Company or Endeavor Manager or other transaction, including, without limitation, a tender offer, merger, share purchase, consolidation or other business combination that, in each case, has been approved by our board of directors or an authorized committee thereof, including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the Security holder may agree to transfer, sell, tender or otherwise dispose of its Securities in connection with any such transaction, or vote its Securities in favor of any such transaction, provided that all of the Security holder’s Securities not so transferred, sold, tendered or otherwise disposed of remain subject to the restrictions of our lock-up agreement and provided further that it is a condition of such transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the Security holder’s Securities subject to our lock-up agreement will remain subject to the restrictions thereof; and

(xvi) in connection with the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any transfers during the 180-day period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Security holder or us regarding the establishment or amendment or such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of our common stock may be made under such plan during the 180-day period.

Notwithstanding the foregoing, no transfer is permitted pursuant to clauses (v), (vi), (vii), (viii), (ix) or (x) above if a filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection therewith during the 180-day period, and to the extent a filing under Section 16(a) of the Exchange Act is required in connection with any other transfers of the Security Holder’s Securities, the Security holder must disclose therein the reason for such filing.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

The shares sold to the private placement investors in the concurrent private placements will not be subject to any lock-up arrangements.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. For example, certain of the underwriters and their respective affiliates are lenders under or provided us services in connection with the Senior Credit Facilities. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities or instruments (directly, as collateral securing other obligations or otherwise), or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	To any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•	In any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

•

It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation, or document relating to the Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

CONCURRENT PRIVATE PLACEMENTS

Affiliates of, or certain funds and accounts advised by, each of Capital Research and Management Company, Coatue Management, L.L.C., Dragoneer Investment Group LLC, Elliott Investment Management L.P., Fertitta Capital, Fidelity Management & Research Company LLC, MSD Capital, L.P., Mubadala Investment Company, Silver Lake, Tako Ventures, LLC, Tencent, Third Point LLC and Zeke Capital Advisors, LLC (the “private placement investors”) have entered into an agreement (the “Subscription Agreement”) with us to purchase an aggregate of                 shares of Class A common stock and                  shares of our common stock, which, based on the midpoint of the public offering price range set forth on the cover page of this prospectus, we estimate to be                                 shares of Class B common stock in a private placement at a price per share of $24.00. The aggregate proceeds to us from this concurrent private placement will be $1,768.0 million. Additionally, the Company has the option to designate certain of the Private Placement Investors to purchase Class A common stock directly from certain of its existing investors that sign a joinder to the Subscription Agreement at a price per share of $24.00, with the number of shares being purchased from such existing investors reducing the number of shares of Class A common stock purchased from the Company in the private placement. Our agreement with the private placement investors is contingent upon, and is scheduled to close immediately subsequent to, the closing of this offering as well as the satisfaction of certain conditions to closing. The sale of these shares to the private placement investors will not be registered in this offering. However, our agreement with the private placement investors will require us, within 60 days following the closing of this offering, to register their shares of Class A common stock and shares of Class A common stock issuable upon conversion of their shares of Class B common stock on a Form S-1 registration statement. Further, our agreement with the private placement investors will include certain customary mutual indemnification obligations.

We refer to these private placements, including the private secondary transaction, as the concurrent private placements.

LEGAL MATTERS

Latham & Watkins LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Ropes & Gray LLP, New York, New York, will pass upon certain legal matters in connection with the offering for the underwriters. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Silver Lake and sometimes a co-investor with such funds. Upon the consummation of the offering, RGIP, LP will directly or indirectly own less than 1% of the voting power of our outstanding voting shares.

EXPERTS

The financial statements of Endeavor Group Holdings, Inc. as of December 31, 2020 and 2019 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Endeavor Operating Company, LLC and its subsidiaries as of December 31, 2020 and December 31, 2019, and for each of the three years in the period ended December 31, 2020 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract, or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You can read the registration statement at the SEC’s website at www.sec.gov.

After we have completed this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. You can read our SEC filings at the SEC’s website at www.sec.gov. We also maintain a website at www.endeavorco.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Endeavor Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Endeavor Group Holdings, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte & Touche, LLP

New York, NY

March 31, 2021

We have served as the Company’s auditor since 2019.

ENDEAVOR GROUP HOLDINGS, INC.

BALANCE SHEETS

	December 31,
	2019	2020
ASSETS
Current Assets:
Cash	$25,095	$25,095

Total assets	$25,095	$25,095

LIABILITIES
Current Liabilities:
Related party payable	$20,745	$20,745

Total liabilities	20,745	20,745

SHAREHOLDER’S EQUITY
Shareholder’s Equity
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid in capital	4,990	4,990
Accumulated deficit	(650)	(650)

Total shareholder’s equity	4,350	4,350

Total liabilities and shareholder’s equity	$25,095	$25,095

See accompanying notes to financial statements

ENDEAVOR GROUP HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION

Endeavor Group Holdings, Inc. (“the Company”) was incorporated as a Delaware corporation in January 2019. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in Endeavor Operating Company, LLC (dba Endeavor) (“Endeavor”). As the sole managing member of Endeavor, the Company will operate and control all of the business and affairs of Endeavor, and through Endeavor and its subsidiaries, conduct the Company’s business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Separate Statements of Operations, Shareholder’s Equity and Cash Flows have not been presented because the Company has not engaged in any business or other activities other than the incorporation fees and the initial issuance of common stock.

3.	SHAREHOLDER’S EQUITY

In January 2019, the Company issued 1,000 common shares to Endeavor for $5,000.

4.	SUBSEQUENT EVENTS

Subsequent events were evaluated through March 31, 2021, which is the date the financial statements were available for issuance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of Endeavor Operating Company, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Endeavor Operating Company, LLC and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive (loss) income, redeemable interests and members’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill and Other Intangible Assets - Refer to Notes 2 and 8 to the financial statements

Critical Audit Matter Description

Goodwill is tested annually for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company’s evaluation of goodwill for impairment involves the comparison of each reporting unit’s carrying value to its respective fair value.

For finite lived intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value.

The determination of the fair values of both goodwill and finite lived assets, requires management to make significant estimates and assumptions related to forecasts of future revenue growth rates and profit margins, as well as discount rates. Changes in these assumptions could have a significant impact on either the fair values, the amount of any impairment charge, or both.

During the year ended December 31, 2020, the Company recorded total non-cash impairment charges of $158.5 million for goodwill and $62 million for intangible assets driven by lower projections due to the impact of the COVID-19 pandemic on the Company’s business. Of these charges, all of the goodwill and $55.8 million of the intangible assets impairments were recorded to the Company’s Events, Experiences & Rights segment and $6.2 million of the intangible assets impairment was recorded to the Company’s Representation segment.

Given the significant judgments made by management to estimate the fair value of goodwill and finite-lived intangibles that resulted in recorded impairments, performing auditing procedures to evaluate the reasonableness of management’s judgments regarding the business and valuation assumptions utilized in the valuation model, particularly the forecasts of future revenue growth rates and profit margins and the selection of the discount rate, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected future revenue growth rates and profit margins and discount rates included the following:

•	We evaluated management’s ability to accurately forecast by comparing actual revenue and profit margin results to historical projections.

•	We evaluated management’s revenue and profit margin projections over the projection period compared with (1) internal communications to management and the board of directors and (2) peer companies.

•	We evaluated industry and market conditions on management’s forecasts for the reporting unit and the intangible assets, including consideration of the effects related to the COVID-19 pandemic.

•	We performed sensitivity analyses over forecasts of projected sales, operating results, and future cash flows to assess their impact on the determination of fair value.

•

We used the assistance of our fair value specialists in evaluating the fair value methodologies and the discount rate, including testing the underlying source information and the mathematical accuracy of the calculations. Specific to the discount rate, we considered the inputs and calculations, and we developed a range of independent estimates and compared those to the respective discount rates selected by management.

•	We evaluated the reasonableness of the inputs and the mathematical accuracy of the calculation used to calculate the impairment recorded.

Summary of Significant Accounting Policies - Principles of Consolidation - Refer to Note 2 and Note 6 to the financial statements

Critical Audit Matter Description

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other subsidiaries in which a controlling voting interest is maintained, which is typically present when the Company owns a majority of the voting interest in an entity and the noncontrolling interests do not hold any substantive participating rights.

In January 2020, the Company acquired On Location Events, LLC, dba On Location Experiences (“OLE”) for a total consideration of $441.1 million consisting of cash consideration of $366.4 million; rollover equity (the “minority ownership interests”), representing 13.5% of the total interest of OLE and a contingent premium payment. The Company consolidated OLE pursuant to the voting interest entity model.

Auditing management’s application of the voting interest entity model to this transaction, including the evaluation of OLE for consolidation and the conclusion that the Company has control over OLE’s significant financial and operating decisions, required significant judgment. In particular, auditing management’s determination that certain rights granted to minority ownership interests did not meet the definition of participating rights and as such were determined to be protective rights, required a high degree of auditor judgment and an increased extent of effort.

How We Addressed the Matter in Our Audit

Our audit procedures related to the Company’s assertion that it had control over OLE’s significant financial and operating decisions, and therefore should consolidate the entity, included the following:

•	We performed procedures, including inquiry with management and review of relevant documentation, to obtain an understanding of the business purpose and economic substance of the transaction.

•	We consulted with our consolidation subject matter experts to assess the reasonableness of the Company’s accounting conclusions.

•	We evaluated management’s analysis of the significant activities (e.g., financing decisions, capital decisions and operating decisions), including which party had the control over such activities.

•

We considered the legal rights of the minority ownership interests (e.g., participating and protective) and evaluated whether these rights were substantive in nature such that they would prevent the Company from controlling the significant financial and operating decisions of OLE.

•	We compared the rights of each party to underlying legal documents and management committee minutes.

/s/ Deloitte & Touche, LLP

New York, NY

March 31, 2021

We have served as the Company’s auditor since 2014.

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2019	2020
ASSETS
Current Assets:
Cash and cash equivalents	$705,348	$1,008,485
Restricted cash	180,725	181,848
Accounts receivable (net of allowance for doubtful accounts of $32,139 and $67,975, respectively)	779,513	445,778
Deferred costs	210,526	234,634
Other current assets	145,653	194,463

Total current assets	2,021,765	2,065,208
Property and equipment, net	632,696	613,139
Operating lease right-of-use assets	392,512	386,911
Intangible assets, net	1,553,894	1,595,468
Goodwill	3,940,565	4,181,179
Investments	580,095	251,078
Other assets	170,772	540,651

Total assets	$9,292,299	$9,633,634

LIABILITIES, REDEEMABLE INTERESTS AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$509,484	$554,260
Accrued liabilities	399,874	322,749
Current portion of long-term debt	115,384	212,971
Current portion of operating lease liabilities	49,185	58,971
Deferred revenue	453,819	606,530
Deposits received on behalf of clients	176,099	176,572
Other current liabilities	109,265	65,025

Total current liabilities	1,813,110	1,997,078

Long-term debt	4,929,889	5,712,834
Long-term operating lease liabilities	405,845	395,331
Other long-term liabilities	275,370	373,642

Total liabilities	7,424,214	8,478,885

Commitments and contingencies (Note 21)
Redeemable non-controlling interests	136,809	168,254
Redeemable equity	43,693	22,519
Members’ Equity:
Members’ capital	1,038,678	468,633
Accumulated other comprehensive loss	(125,404)	(190,786)

Total Endeavor Operating Company, LLC members’ equity	913,274	277,847
Nonredeemable non-controlling interests	774,309	686,129

Total members’ equity	1,687,583	963,976

Total liabilities, redeemable interests and members’ equity	$9,292,299	$9,633,634

See accompanying notes to consolidated financial statements

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For The Year Ended December 31,
	2018	2019	2020
Revenue	$3,613,478	$4,570,970	$3,478,743
Operating expenses:
Direct operating costs	1,722,134	2,323,269	1,745,275
Selling, general and administrative expenses	1,632,804	1,753,938	1,442,316
Insurance recoveries	—	—	(86,990)
Depreciation and amortization	365,959	280,749	310,883
Impairment charges	—	2,478	220,477

Total operating expenses	3,720,897	4,360,434	3,631,961

Operating (loss) income from continuing operations	(107,419)	210,536	(153,218)
Other (expense) income:
Interest expense, net	(277,200)	(270,944)	(284,586)
Other income (expense), net	57,519	(69,226)	81,087

Loss from continuing operations before income taxes and equity losses of affiliates	(327,100)	(129,634)	(356,717)
Provision for income taxes	88,235	3,371	8,507

Loss from continuing operations before equity losses of affiliates	(415,335)	(133,005)	(365,224)
Equity losses of affiliates, net of tax	(48,359)	(392,656)	(260,094)

Loss from continuing operations, net of tax	(463,694)	(525,661)	(625,318)
Discontinued operations:
Income (loss) from discontinued operations (including gain on sale of $729,345 in 2018)	718,500	(5,000)	—
Provision for income taxes	23,502	—	—

Income (loss) from discontinued operations, net of tax	694,998	(5,000)	—

Net income (loss)	231,304	(530,661)	(625,318)
Net (loss) income attributable to non-controlling interests	(85,241)	23,158	29,616

Net income (loss) attributable to Endeavor Operating Company, LLC	$316,545	$(553,819)	$(654,934)

See accompanying notes to consolidated financial statements

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Years Ended December 31,
	2018	2019	2020
Net income (loss)	$231,304	$(530,661)	$(625,318)
Other comprehensive (loss) income, net of tax:
Change in unrealized gains/losses on cash flow hedges:
Unrealized (losses) gains on forward foreign exchange contracts	(2,443)	1,929	387
Reclassification of losses to net income (loss) for forward foreign exchange contracts	181	1,256	59
Unrealized losses on interest rate swaps	—	(37,634)	(90,110)
Reclassification of losses to net income (loss) for interest rate swaps	—	276	22,432
Foreign currency translation adjustments	(14,096)	1,955	(2,381)
Reclassification of loss to net income (loss) for business divestiture	—	—	4,231

Total comprehensive income (loss), net of tax	214,946	(562,879)	(690,700)
Less: Comprehensive (loss) income attributable to non-controlling interests	(85,241)	23,158	29,616

Comprehensive income (loss) attributable to Endeavor Operating Company, LLC	$300,187	$(586,037)	$(720,316)

See accompanying notes to consolidated financial statements

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF REDEEMABLE

INTERESTS AND MEMBERS’ EQUITY

(In thousands)

	Redeemable Non- controlling Interests	Redeemable Equity	Members’ Capital	Accumulated Other Comprehensive (Loss) Income	Total Endeavor Operating Company, LLC Members’ Equity-	Nonredeemable Non- controlling Interests	Total Members’ Equity
Balance at January 1, 2018	$149,368	$—	$1,340,577	$(82,562)	$1,258,015	$1,228,799	$2,486,814
Cumulative transition adjustment of ASU 2016-01 adoption	—	—	(4,566)	4,566	—	—	—
Cumulative transition adjustment of ASC 606 adoption	—	—	14,897	—	14,897	—	14,897
Comprehensive income (loss)	3,807	—	316,545	(16,358)	300,187	(89,048)	211,139
Equity-based compensation expense	—	—	84,105	—	84,105	12,215	96,320
Cumulative dividends on preferred equity	—	—	(57,496)	—	(57,496)	57,496	—
Contributions	—	—	412,682	—	412,682	2,610	415,292
Distributions	(2,894)	—	(39,325)	—	(39,325)	(2,754)	(42,079)
Accretion of redeemable non-controlling interests	(4,315)	—	4,315	—	4,315	—	4,315
Redemption of units	—	—	(344,571)	—	(344,571)	—	(344,571)
Establishment and acquisition of non-controlling interests	9,700	—	(4,143)	—	(4,143)	(1,783)	(5,926)
Discontinued operations and business divestitures	—	—	—	—	—	(3,031)	(3,031)
Deconsolidation of subsidiary	—	—	93	—	93	1,760	1,853
Reclassification to redeemable equity	—	43,693	(43,693)	—	(43,693)	—	(43,693)

Balance at December 31, 2018	$155,666	$43,693	$1,679,420	$(94,354)	$1,585,066	$1,206,264	$2,791,330
Cumulative transition adjustment of ASU 2017-11 adoption	—	—	12,175	—	12,175	27,618	39,793
Comprehensive (loss) income	(1,707)	—	(553,819)	(32,218)	(586,037)	24,865	(561,172)
Equity-based compensation expense	—	—	30,240	—	30,240	36,120	66,360
Cumulative dividends on preferred equity	—	—	(45,673)	—	(45,673)	45,673	—
Contributions	—	—	470,000	—	470,000	587	470,587
Distributions	(3,024)	—	(64,945)	—	(64,945)	(14,908)	(79,853)
Accretion of redeemable non-controlling interests	(12,090)	—	12,090	—	12,090	—	12,090
Redemption of units	—	—	(475,827)	—	(475,827)	(31,880)	(507,707)
Acquisition of non-controlling interests	(2,036)	—	(24,983)	—	(24,983)	(512,319)	(537,302)
Non-controlling interests for a sale of a business	—	—	—	1,168	1,168	(7,711)	(6,543)

Balance at December 31, 2019	$136,809	$43,693	$1,038,678	$(125,404)	$913,274	$774,309	$1,687,583
Cumulative transition adjustment of ASU 2016-13 adoption	—	—	(1,803)	—	(1,803)	—	(1,803)
Comprehensive (loss) income	(23,139)	—	(654,934)	(65,382)	(720,316)	52,755	(667,561)
Equity-based compensation expense	—	—	51,624	—	51,624	27,727	79,351
Contributions	—	—	47,656	—	47,656	—	47,656
Distributions	—	—	(14,018)	—	(14,018)	(173,625)	(187,643)
Accretion of redeemable non-controlling interests	(10,620)	—	10,620	—	10,620	—	10,620
Redemption of units	—	—	(13,861)	—	(13,861)		(13,861)
Establishment and acquisition of non-controlling interests	65,204	—	(3,075)	—	(3,075)	6,710	3,635
Business deconsolidation	—	—	—	—	—	(1,747)	(1,747)
Promissory note extinguishment	—	—	17,698	—	17,698	—	17,698
Put right exercises, modifications and cancellations	—	(39,388)	8,262	—	8,262	—	8,262
Reclassification to redeemable equity	—	18,214	(18,214)	—	(18,214)	—	(18,214)

Balance at December 31, 2020	$168,254	$22,519	$468,633	$(190,786)	$277,847	$686,129	$963,976

See accompanying notes to consolidated financial statements

ENDEAVOR OPERATING COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(463,694)	$(525,661)	$(625,318)
Adjustments to reconcile net loss to net cash provided by operating activities of continuing operations:
Depreciation and amortization	365,959	280,749	310,883
Amortization and write-off of original issue discount and deferred financing cost	22,239	19,844	22,732
Amortization of content costs	52,371	243,450	38,283
Impairment charges	—	2,478	220,477
Loss (gain) on disposal and impairment of assets	13,523	17,969	(12,471)
Gain on business acquisition and deconsolidation	—	—	(30,999)
Equity-based compensation expense	149,138	101,188	91,271
Change in fair value of contingent liabilities	(1,768)	3,089	(3,671)
Change in fair value of equity investments with and without readily determinable fair value	(67,318)	11,759	316
Change in fair value of financial instruments	1,211	35,175	(3,486)
Equity losses from affiliates	48,359	392,656	260,094
Net provision for allowance for doubtful accounts	7,200	256	38,542
Net loss (gain) on foreign currency transactions	4,257	(3,269)	9,047
Distributions from affiliates	22,820	25,516	9,405
Income taxes	41,359	(48,466)	(13,401)
Other, net	4,491	6,187	2,225
Changes in operating assets and liabilities — net of acquisitions:
(Increase)/decrease in receivables	(190,877)	(41,893)	313,989
(Increase)/decrease in other current assets	(54,351)	22,208	59,041
Increase in other assets	(272,693)	(172,914)	(268,918)
(Increase)/decrease in deferred costs	(92,875)	(21,421)	80,984
Increase/(decrease) in deferred revenue	259,462	(30,621)	(43,252)
Increase/(decrease) in accounts payable and accrued liabilities	234,546	46,082	(87,489)
Increase/(decrease) in other liabilities	37,772	33,542	(207,066)

Net cash provided by operating activities from continuing operations	121,131	397,903	161,218

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(440,310)	(5,396)	(317,929)
Purchases of property and equipment	(187,882)	(135,436)	(71,651)
Maturity of short-term investment	120,000	—	—
Proceeds from sale of assets	399,177	210,253	113,026
Investments in affiliates	(68,763)	(27,109)	(37,644)
Other, net	12,969	3,771	(1,594)

Net cash (used in) provided by investing activities from continuing operations	(164,809)	46,083	(315,792)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	601,500	973,051	1,218,270
Payments on borrowings	(568,292)	(581,749)	(568,733)
Payments under equity buyback	(46,246)	(44,014)	—
Contributions	425,049	470,587	—
Distributions	(21,700)	(120,975)	(123,173)
Redemption of units	(365,881)	(512,701)	(53,856)
Acquisition of redeemable and nonredeemable non-controlling interests	(1,500)	(537,689)	—
Payments of contingent consideration related to acquisitions	(7,684)	(71,392)	(2,320)
Other, net	(3,630)	(3,258)	(16,199)

Net cash provided by (used in) financing activities from continuing operations	11,616	(428,140)	453,989

DISCONTINUED OPERATIONS:
Net cash provided by (used in) operating activities	36,544	(5,000)	—
Net cash used in investing activities	(6,951)	—	—
Net cash used in financing activities	(64)	—	—

Net cash flows provided by (used in) discontinued operations	29,529	(5,000)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,978)	(5,709)	4,845

(Decrease)/increase in cash, cash equivalents and restricted cash	(6,511)	5,137	304,260
Cash, cash equivalents and restricted cash at beginning of year	887,447	880,936	886,073

Cash, cash equivalents and restricted cash at end of year	$880,936	$886,073	$1,190,333

See accompanying notes to consolidated financial statements

ENDEAVOR OPERATING COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Business and Organization

Endeavor Operating Company, LLC (d.b.a. Endeavor) and its subsidiaries (collectively the “Company”) is a global entertainment, sports and content company.

The Company is owned by WME Holdco, LLC (which is referred to as “Holdco” herein and is principally owned by executive employees of the Company), affiliates of Silver Lake (which are collectively referred to as “Silver Lake” herein), and other investors and executive employees of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of all wholly-owned subsidiaries and other subsidiaries in which a controlling voting interest is maintained, which is typically present when the Company owns a majority of the voting interest in an entity and the non-controlling interests do not hold any substantive participating rights. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. All intercompany transactions and balances have been eliminated. Non-controlling interest in subsidiaries are reported as a component of equity or temporary equity in the consolidated balance sheets with disclosure of the net (loss) income and comprehensive income (loss) attributable to the Company and the non-controlling interests on the consolidated statements of operations and the consolidated statements of comprehensive income (loss). The equity method of accounting is used for investments in affiliates and joint ventures where the Company has significant influence over operating and financial policies but not control. Investments in which the Company does not have significant influence over operating and financial policies are accounted for either at fair value if the fair value is readily determinable or at cost, less impairment, adjusted for subsequent observable price changes if the fair value is not readily determinable.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net income (loss) or cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures.

Significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, allowance for doubtful accounts, content cost amortization and impairment, the fair value of acquired assets and liabilities associated with acquisitions, the fair value of the Company’s reporting units and the assessment of goodwill, other intangible assets and long-lived assets for impairment, consolidation, investments, redeemable non-controlling interests, the fair value of equity-based compensation, income taxes and contingencies.

Management evaluates these estimates using historical experience and other factors, including the general economic environment and actions it may take in the future. The Company adjusts such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on management’s best judgment at a point in time and as such, these estimates may ultimately differ from actual results. Changes in estimates resulting from weakness in the economic environment or other factors beyond the Company’s control could be material and would be reflected in the Company’s consolidated financial statements in future periods.

Revenue Recognition

The Company’s Owned Sports Properties segment primarily generates revenue via media rights fees, sponsorships, ticket sales, subscriptions, license fees and pay-per-view. The Company’s Events, Experiences & Rights segment primarily generates revenue from media rights sales, production service and studio fees, sponsorships, ticket sales, subscriptions, streaming fees, tuition, profit sharing and commissions. The Company’s Representation segment primarily generates revenue through commissions, packaging fees, marketing and consulting fees, production fees and content licensing fees.

Effective January 1, 2018, the Company adopted FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method resulting in a cumulative transition adjustment to retained earnings of $14.9 million.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers either at a point in time or over time, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. For contracts which have more than one performance obligation, the total transaction price, which includes the estimated amount of variable consideration, is allocated based on observable prices or, if standalone selling prices are not readily observable, based on management’s estimate of each performance obligation’s standalone selling price. The variable consideration contained in the Company’s contracts includes sales or usage-based royalties earned on licensing the Company’s intellectual property and commissions earned on sales or usage-based royalties related to representing its clients, which are recognized in accordance with the sales or usage-based royalty exception under ASC 606. The variability related to these royalties will be resolved in the periods when the licensee generates sales or usage related to the intellectual property license. For the Company’s contracts that do not include licensing of intellectual property, the Company either estimates the variable consideration, subject to the constraint, or is using the variable consideration allocation exception if applicable. The following are the Company’s primary sources of revenue.

Representation

The Company earns commissions on its clients’ earnings from their engagements. As part of the client representation business, the Company represents, supports and advocates for its clients in the sourcing, negotiating, and execution of income generating engagements. The Company’s clients include actors, writers, directors, producers, athletes, models, photographers, musicians and other creative professionals.

The Company’s promise, as well as its performance obligation, under the Company’s representation arrangements is to achieve a successful engagement for its clients, which is fulfilled when its clients perform in accordance with the terms of their respective engagements. Accordingly, the Company recognizes commission revenue when a client achieves a successful engagement, as this is the point in time that a client obtains control of the representation service.

The Company’s clients may receive a fixed fee for their services or receive a combination of a fixed fee and the potential to earn a back-end profit participation. Such back-end profit participation is generally based on the net profitability from the sales or usage of the intellectual property (e.g., an episodic television series or feature film) in which clients have played a role. The commission the Company receives is calculated based upon the fixed commission rate agreed-upon with the client applied to the client’s earnings successfully achieved for each respective engagement. With respect to arrangements involving a client’s back-end profit participation, the client’s back-end profit participation and, in turn, the Company’s commission is directly tied to the sales or usage of the intellectual property involving its client. Commission revenue from a client’s back-end participation is recognized during the period the profit participation is generated in accordance with the sales and usage based royalty exception for licenses of intellectual property under ASC 606.

The Company earns packaging revenue by playing an integral role in arranging the creation, development, and/or production of a program that will be exhibited on broadcast, cable, streaming, video-on-demand or similar platforms. In a package, the Company receives payment directly from the studio for representing the project, and the Company foregoes rights to commission from its represented clients on such project. The Company’s fee in a package typically involves (i) a percentage commission on the initial network license fees for each of the episodes produced in a show that is licensed and broadcast and (ii) a profit participation right equal to a percentage of a contractually defined profitability measure. The commission on the initial network license fee is often subject to a fixed dollar cap per episode. The back-end profit participation is a form of contingent compensation payable out of profits (if any) generated by the packaged program.

The Company’s promise, as well as its performance obligation, under packaging arrangements is the successful execution of the project, which is fulfilled when the studio transfers control of each episode of a packaged program to the network. Accordingly, the Company recognizes its commission on the initial network license fee when its customer achieves a successful execution of the project as this is the point in time the Company’s customer obtains control of its service. Commission revenue from participation in back-end profits is directly tied to the sales or usage of the intellectual property licensed by the Company’s customer. Such back-end profit participation is recognized in the period the profit participation is generated in accordance with the sales and usage based royalty exception (based on either statements received or management’s estimate if statements are received on a lag) under ASC 606.

Content Development

Revenue from production services and studio fees for the production and licensing of original content, including television properties, documentaries and films, is recognized when the content becomes available for exploitation and has been accepted by the customer. Revenue from production services of live entertainment and sporting events is recognized at the time of the event on a per event basis. Revenue from production services of editorial video content is recognized when the content is delivered to and accepted by the customer and the license period begins. Revenue for license fees that include a royalty is recognized in the period the royalty is generated following the sales and usage based royalty exception for licenses of functional intellectual property. Customers for the Company’s production services include broadcast networks, sports federations, independent content producers, and over-the-top streaming service providers among others.

Revenue from concept development and advisory services to independent production companies is recognized over the period the services are performed.

Content Distribution and Sales

The Company is an independent global distributor of sports programming and possesses relationships with a wide variety of broadcasters and media partners around the world. The Company sells media rights globally on behalf of its clients as well as its owned assets, including Ultimate Fighting Championship (“UFC”), Professional Bull Riders (“PBR”) and Miss Universe. For sales of media and broadcast rights for live entertainment and sporting event programming on behalf of clients, the Company has both arrangements in which it is acting as a principal (full rights buy-out model) as well as an agency model.

•

Full rights buy-out model: For media rights sales in which the Company is acting as a principal, the Company generally will enter into an agreement with the underlying media rights owner to license the media rights prior to negotiating license arrangements with customers, primarily broadcasters and other media distributors. Upon licensing the media rights from the rights owner, the Company obtains control of the rights and has the ability to obtain substantially all the remaining economic benefits of the rights. The Company is also obligated to pay the media rights owner the licensee fee regardless of the Company’s ability to monetize the rights. The Company has discretion in negotiating licensee fees with customers and it retains customer credit risk. The Company recognizes the customer license fees as revenue and the consideration paid to the rights holders for the acquisition of the rights as a direct operating cost. The satisfaction of the performance obligation depends on the number and timing of events delivered and is satisfied when the events take place.

•

Commission model: For media rights sales in which the Company does not obtain control of the underlying rights, the Company earns a commission equal to a stated percentage of the license fees for the rights distributed. As the Company does not obtain control of the underlying media rights, the Company recognizes the sales commission as revenue. The Company’s performance obligation generally includes distributing the live video feed and revenue is typically recognized on an event basis.

For owned assets, the Company enters into media rights agreements with broadcasters and other distributors for the airing of certain programming rights the Company produces. The Company’s media rights agreements are generally for multiple years, include a specified amount of programming (both number of events and duration) and contain fixed annual rights fees. The programming under these arrangements can include several performance obligations for each contract year such as media rights for live event programming, episodic programming, taped programming archives and sponsorship rights at the underlying events. The Company allocates the transaction price across performance obligations based on management’s estimate of the standalone selling price of each performance obligation. License fees from media rights are recognized when the event or program has been delivered and is available for exploitation. The transaction price for live entertainment and sporting event programming rights is generally based on a fixed license fee. Revenue from pay-per-view programming from owned live sporting events is recorded when the event is aired and is based upon an initial estimate from certain pay-per-view distributors of the number of buys achieved. Pay-per-view programming is distributed through cable, satellite and digital providers to residential and commercial establishments.

Commission revenue from distribution and sales arrangements for television properties, documentaries and films of independent production companies is recognized when the underlying content becomes available for view or telecast and has been accepted by the customer.

Events

The Company earns fees from events that it controls in addition to providing event related services to events controlled by third parties. The Company generates revenue primarily through ticket sales and participation entry fees, hospitality and sponsorship sales, and management fees each of which may represent a distinct performance obligation or may be bundled into an experience package. The Company allocates the transaction price to all performance obligations contained within an arrangement based upon their relative stand-alone selling price.

For controlled events (owned or licensed), revenue is generally recognized for each performance obligation over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the particular revenue source. Advance ticket sales, participation entry fees and hospitality sales are recorded as deferred revenue pending the event date. Sponsorship income is recognized over the term of the associated event, or events, to which the sponsorship is associated. Revenue from merchandise sales and concessions is recognized when the products are delivered which is generally at point of sale during the event. Where third party vendors provide merchandise sales and concessions for owned events and the Company receives a profit participation on such sales, the Company recognizes the profit participation as revenue.

The Company’s bundled experience packages may include individual and package sale of tickets, travel, experiential hospitality, amenities and transportation. For these experience packages, the Company recognizes revenue at the event date when all of the package components have been delivered to the customer. The Company defers the revenue and cost of revenue on experience packages until the date of the event.

For services related to third-party controlled events, the Company’s customer is the third party event owner. The Company earns fixed and/or variable commission revenue for ticket sales, collection of participation entry fees, hospitality sales or sponsorship sales on behalf of an event owner. For these arrangements, the Company recognizes as revenue the stated percentage of commissions due from the event owner (i.e. not the gross ticket sales/earnings from the event itself) as sales are completed, as the Company is acting as an agent of the event owner. The Company also provides event management services to assist third party event owners with producing certain live events, including managing hospitality and sponsorships. The Company earns fixed fees and/or variable profit participation commissions for event management services, and generally recognizes such revenue under the series guidance over the course of the event, multiple events, or contract term in accordance with the pattern of delivery for the service. For event management services, the Company may process payments to third party vendors on behalf of the event owner. The Company accounts for the pass-through of such third party vendor payments either on a gross or net basis depending on whether the Company obtains control of the third party vendor’s services.

Marketing

The Company provides marketing and consultancy services to brands with expertise in brand strategy, activation, sponsorships, endorsements, creative development and design, digital and original content, public relations, live events, branded impact and B2B services. Marketing revenue is either recognized over time, based on the number of labor hours incurred, costs incurred or time elapsed based on the Company’s historical practice of transferring similar services to customers, or at a point in time for live event activation engagements. Consulting fees are typically recognized over time, based on the number of labor hours incurred.

Licensing

Licensing revenue is generated from royalties or commissions from sales of licensed merchandise by the licensee. The nature of the licensing arrangements is typically for logos, trade names, trademarks and related forms of symbolic intellectual property to include in merchandise sales. Certain of the licensing agreements contain minimum guaranteed fees that are recoupable during the term of the agreement, and variable royalties after the minimum is recouped. The Company recognizes revenue for the fixed consideration over time based on the terms of the arrangement. Variable revenue is recognized during the period the royalty or commission is generated, following the royalty exception for licenses of symbolic intellectual property, based on either statements received or management’s best estimates if statements are received on a lag.

Endeavor Streaming

Through Endeavor Streaming, the Company offers digital streaming video solutions. The Company’s digital streaming video solutions represent a single performance obligation recognized over time under the series guidance. Revenue is generally recognized upon delivery of the offering to the consumer or over the course of an over-the-top distribution platform subscription agreement term. Revenues from subscription services based on usage, such as data volume, are generally recognized as services are utilized by the customer.

Performance

The Company also owns performance facilities used to train and educate athletes. Revenue derived from performance operations is primarily related to membership fees and tuition based fees (including room and board), which are generally received in advance of the academic year and recorded as deferred revenue. Revenue is recognized ratably over the period of the athletes’ membership or attendance at a facility, as the services provided are substantially the same throughout the service period.

Principal versus Agent

The Company enters into many arrangements that requires the Company to determine whether it is acting as a principal or an agent. This determination involves judgment and requires evaluation as to whether the Company controls the goods or services before they are transferred to the customer. As part of this analysis, the Company considers if it is primarily responsible for fulfillment and acceptability of the goods or services, if it has the inventory risk before or after the transfer to the customer, and if the Company has discretion in establishing prices.

Direct Operating Costs

Direct operating costs primarily include third-party expenses associated with the production of events and experiences, content production costs, operations of the Company’s training and education facilities and fees for media rights, including required payments related to media sales agency contracts when minimum sales guarantees are not met.

In 2018, 2019 and 2020, costs associated with certain acquired media rights are in excess of revenue related to those rights. The future expected losses on such contracts will be recognized in the consolidated statements of operations over the term of the respective contract.

Selling, General and Administrative

Selling, general and administrative expenses primarily include personnel costs as well as rent, professional service costs and other overhead required to support the Company’s operations and corporate structure.

Insurance Recoveries

The Company maintains events cancellation insurance coverage. Upon the cancellation of an event, the associated deferred event costs are recognized in direct operating costs. An insurance recovery is accrued when it is deemed probable an associated insurance claim will cover such costs, under a loss recovery model. The portion of an insurance claim in excess of costs incurred is recognized upon approval of the claim or upon settlement, under a gain contingency model.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid money market accounts with original maturities of three months or less at the time of purchase.

Restricted Cash

Restricted cash primarily includes cash held in trust on behalf of clients, which has a corresponding liability called deposits received on behalf of clients in the consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with various major banks and other high-quality financial institutions. The Company periodically evaluates the relative credit standings of these banks and financial institutions. The Company’s accounts receivable are typically unsecured and concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals and entities comprising the Company’s client base.

As of December 31, 2019 and 2020, no single customer accounted for 10% or more of the Company’s accounts receivable. For the year ended December 31, 2018, no single customer accounted for 10% or more of the Company’s revenue. For the years ended December 31, 2019 and 2020, there was one customer who accounted for more than 10% of the Company’s revenue.

Accounts Receivable

Accounts receivable are recorded at net realizable value. Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of expected losses. In determining the amount of the reserve, the Company makes judgments about the creditworthiness of significant customers based on known delinquent activity or disputes and ongoing credit evaluations in addition to evaluating the historical loss rate on the pool of receivables. Accounts receivable includes unbilled receivables, which are established when revenue is recognized, but due to contractual restraints over the timing of invoicing, the Company does not have the right to invoice the customer by the balance sheet date.

Deferred Costs

Deferred costs principally relate to payments made to third-party vendors in advance of events taking place, including ticket inventory, upfront contractual payments and prepayments on media and licensing rights fees and advancements for content production or overhead costs. These costs are recognized when the event takes place or over the respective period of the media and licensing rights.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is charged against income over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of property and equipment are as follows:

Buildings	35-40 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, office and other equipment	2-28.5 years
Production equipment	3-5 years
Computer hardware and software	2-5 years

Costs of normal repairs and maintenance are charged to expense as incurred.

Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases (“ASC 842”) using a modified retrospective transition approach. The Company elected to use the package of practical expedients that allows the Company not to reassess: (i) whether any expired or existing contracts are or contain leases, (ii) lease classification for any expired or existing leases and (iii) initial direct costs for any expired or existing leases. In addition, the Company elected to use the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component and elected not to apply the recognition requirements of ASC 842 to short-term leases to all classes of underlying assets.

The Company determines whether a contract contains a lease at contract inception. The right-of-use asset and lease liability are measured at the present value of the future minimum lease payments, with the right-of-use asset being subject to adjustments such as initial direct costs, prepaid lease payments and lease incentives. Due to the rate implicit in each lease not being readily determinable, the Company uses its incremental collateralized borrowing rate to determine the present value of the lease payments. The lease term includes periods covered by options to extend when it is reasonably certain the Company will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain the Company will not exercise the termination option. Operating lease costs are recognized on a straight-line basis over the lease term. Variable lease costs are recognized as incurred.

Business Combinations

The Company accounts for acquisitions in which it obtains control of one or more businesses as a business combination. The purchase price of the acquired businesses, including management’s estimation of the fair value of any contingent consideration, is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of operations.

Goodwill

Goodwill is tested annually as of October 1 for impairment and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. If the Company can support the conclusion that the fair value of a reporting unit is greater than its carrying amount under the qualitative assessment, the Company would not need to perform the quantitative impairment test for that reporting unit. If the Company cannot support such a conclusion or the Company does not elect to perform the qualitative assessment, then the Company must perform the quantitative impairment test. During the fourth quarter of 2019, the Company early adopted ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates step 2 from the goodwill impairment test. Under ASU 2017-04, the Company now performs a one-step quantitative test and records the amount of goodwill impairment, if any, as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Charges resulting from an impairment test are recorded in impairment charges in the consolidated statements of operations.

Intangible Assets

Intangible assets consist primarily of trade names and customer and client relationships. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives of finite-lived intangible assets are as follows:

Trade names	2-20 years
Customers and client relationships	2-22 years
Internally developed technology	2-9 years
Other	2-5 years

For intangible assets that are amortized, the Company evaluates assets for recoverability when there is an indication of potential impairment or when the useful lives are no longer appropriate. If the undiscounted cash flows from a group of assets being evaluated is less than the carrying value of that group of assets, the fair value of the asset group is determined and the carrying value of the asset group is written down to fair value and an impairment loss is recognized for the difference between the fair value and carrying value, which is recorded in impairment charges in the consolidated statements of operations.

Identifiable indefinite-lived intangible assets are tested annually for impairment as of October 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of an indefinite-lived intangible may not be recoverable. The Company has the option to perform a qualitative assessment to determine if an impairment is “more likely than not” to have occurred. In the qualitative assessment, the Company must evaluate the totality of qualitative factors, including any recent fair value measurements, that impact whether an indefinite-lived intangible asset has a carrying amount that “more likely than not” exceeds its fair value. The Company must then conduct a quantitative analysis if the Company (1) determines that such an impairment is “more likely than not” to exist, or (2) forgoes the qualitative assessment entirely. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess and is recorded in impairment charges in the consolidated statements of operations.

Investments

For equity method investments, the Company periodically reviews the carrying value of its investments to determine if there has been an other-than-temporary decline in fair value below carrying value. For equity investments without readily determinable fair value, the Company performs a qualitative assessment at each reporting period. A variety of factors are considered when determining if an impairment exists, including, among others, the financial condition and business prospects of the investee, as well as the Company’s investment intent.

Content Costs

Effective July 1, 2019, the Company early adopted FASB Accounting Standards Update (“ASU”) 2019-02, Entertainment—Films—Other Assets—Film Costs (Subtopic 926-20) and Entertainment—Broadcasters—Intangibles—Goodwill and Other (Subtopic 920-350): Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) on a prospective basis. The adoption of ASU 2019-02 resulted in no material impacts to the consolidated balance sheet or consolidated statement of operations. The standard, among other things, aligns the capitalization and impairment of qualifying costs for episodic television production with that of film costs.

The Company incurs costs to produce and distribute film and television content, which are either monetized on a title-by-title basis or as a group through subscriptions from customers. These costs include development costs, direct costs of production as well as allocations of overhead and capitalized interest, where applicable. The Company capitalizes these costs and includes them in other assets in the consolidated balance sheet. Participations and residuals are expensed in line with the amortization of production costs. Of the Company’s content costs, most are predominantly monetized on a title-by-title basis. Depending on the predominant monetization strategy, content costs are amortized over the estimated period of ultimate revenue subject to an individual-film-forecast model or over the estimated usage of the film group. Such amortization is recorded in direct operating expenses in the consolidated statements of operations. Unamortized content costs are also tested for impairment based on the predominant monetization strategy whenever there is an impairment indication, as a result of certain triggering events or changes in circumstances, that the fair value of the individual film and television content or collectively with others as a film group may be less than its unamortized costs. The impairment test compares the estimated fair value of the individual film and television content or collectively with others as a film group to the carrying value of the unamortized content costs. Where the unamortized content costs exceed the fair value, the excess is recorded as an impairment charge in the consolidated statements of operations.

For content costs that are predominantly monetized on a title-by-title basis, estimates of ultimate revenue for feature films includes revenue for up to 10 years from the date of a film’s initial release and for episodic television series includes revenue up to 10 years from the delivery of the first episode or five years from the most recent episode if still in production, whichever is later. Generally, such content costs are substantially amortized upon delivery because the associated license agreements with customers are generally exclusive and extend to multiple years. The Company’s estimates of ultimate revenue are based on industry and Company specific trends as well as the historical performance of similar content. For content costs that are predominantly monetized with other films or episodic television series as a film group, the estimated useful life is generally three years and is determined using viewership data. Such costs are amortized on a straight-line basis. These estimates are reviewed at the end of each reporting period and adjustments, if any, will result in changes to amortization rates.

Debt Issuance Costs

Costs incurred in connection with the issuance of the Company’s long-term debt have been recorded as a direct reduction against the debt, and amortized over the life of the associated debt as a component of interest expense using the effective interest method. Costs incurred with the issuance of the Company’s revolving credit facilities have been deferred and amortized over the term of the facilities as a component of interest expense using the straight-line method. These deferred costs are included in other assets in the consolidated balance sheets.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value measurements are categorized within a fair value hierarchy, which is comprised of three categories. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying values reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and deposits received on behalf of clients approximate fair value because of the immediate or short-term maturities of these financial instruments.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. These assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment (Notes 8 and 9). The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Distributions to Members

Members of the Company, a limited liability company (“LLC”), are eligible to receive annual distributions based on the distribution priority outlined in the Company’s amended and restated LLC agreement (the “Operating Agreement”). Holdco is entitled to certain priority distributions. Holdco then allocates these annual distributions to members of Holdco not on a pro-rata basis in accordance with their ownership interest in the Company but rather are determined by the Executive Committee of Holdco (the “Executive Committee”), based on an assessment of the individual members’ service potential or services rendered to the Company and are recognized as compensation costs in selling, general and administrative expenses within the consolidated statements of operations.

After the distributions to Holdco, the Company’s other Class A Common unitholders are entitled to certain “catch up” distributions, which are made in cash, additional Class A Common Units or a combination thereof, as applicable, as set forth in the Operating Agreement.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and members’ equity in the consolidated balance sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with ASC Topic 718-10, Compensation-Stock Compensation. The Company records compensation costs related to its profits units. Equity-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest. Compensation cost for performance-based awards with a market condition is recognized regardless of the number of units that vest based on the market condition and is recognized on straight-line basis over the estimated service period. Compensation expense is not reversed even if the market condition is not satisfied. See Note 15 for further discussion of the Company’s equity-based compensation.

Income Taxes

The Company is a LLC, which is treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s income, except for the corporate subsidiaries, is subject to tax at the partner level. The Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

The Company’s corporate subsidiaries account for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Significant factors considered by the Company in estimating the probability of the realization of deferred tax assets include expectations of future earnings and taxable income, as well as the application of tax laws in the jurisdictions in which the Company operates. A valuation allowance is provided when the Company determines that it is “more likely than not” that a portion of a deferred tax asset will not be realized.

ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is “more likely than not” to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheets.

Derivative Instruments and Hedging Activities

Derivative financial instruments are used by the Company in the management of its foreign currency exposures and interest rate risks. The Company’s policy is not to use derivative financial instruments for trading or speculative purposes.

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure on future production expenses denominated in various foreign currencies as well as to economically hedge certain of its foreign currency risks. In addition, the Company enters into interest rate swaps to hedge certain of its interest rate risks. The Company evaluates whether its derivative financial instruments qualify for hedge accounting at the inception of the contract. The fair value of the derivative financial instrument is recorded in the consolidated balance sheets. Changes in the fair value of the derivative financial instruments that are designated for hedge accounting are reflected in accumulated other comprehensive income (loss), a separate component of members’ equity, and changes in the fair value of the derivative financial instruments that are not designated for hedge accounting are reflected in the consolidated statements of operations. Gains and losses reflected in accumulated other comprehensive income (loss) for production expenses are amortized to the consolidated statements of operations on the same basis as the production expenses being hedged and for interest rate swaps are recognized in interest expense on settlement.

Foreign Currency

The Company has operations outside of the United States. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period end exchange rates as to the assets and liabilities and monthly average exchange rates as to revenue, expenses and cash flows. For these countries, currency translation adjustments are recognized in members’ equity as a component of accumulated other comprehensive income (loss), whereas transaction gains and losses are recognized in other income (expense), net in the consolidated statements of operations. The Company recognized $7.6 million, $4.2 million and $2.1 million of realized and unrealized foreign currency transaction losses for the years ended December 31, 2018, 2019 and 2020, respectively.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. ASU 2018-17 is effective for annual and interim reporting periods beginning after December 15, 2019 for public entities. The Company adopted this new guidance on January 1, 2020 with no material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirement for Fair Value Measurement (“ASU 2018-13”). The update eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019 for all companies. The Company adopted this new guidance on January 1, 2020 with no material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and subsequent amendment to the initial guidance: ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (collectively, Topic 326). Topic 326 introduces a new forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information, and reasonable and supportable forecasts, and will generally result in earlier recognition of allowances for losses. Topic 326 is effective for annual and interim reporting periods beginning after December 15, 2019. The guidance is to be applied using the modified retrospective approach. The Company adopted this new guidance on January 1, 2020 and recorded a cumulative transition adjustment to retained earnings of $1.8 million.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU addresses issues identified as a result of the complexity associated with applying U.S. generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption will not have a material effect on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying U.S. generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions is permitted upon issuance of this update through December 31, 2022. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815 (“ASU 2020-01”). ASU 2020-01 clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. This ASU is effective for annual and interim reporting periods beginning after December 15, 2020 for public entities. The Company is currently evaluating the effect of this update on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-02”). ASU 2019-02 removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for annual and interim reporting periods beginning after December 15, 2020 for public entities. The Company is currently evaluating the effect of the updated standard on its consolidated financial statements.

4. IMPACT OF THE GLOBAL COVID-19 PANDEMIC

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally and has significantly impacted the entertainment and sports industries. The COVID-19 pandemic has resulted in various governmental restrictions, including government-mandated stay-at-home orders, travel restrictions and limitations on social or public gatherings, and began to have a significant adverse impact on the Company’s business and operations beginning in March 2020. In particular, this has led to a lack of live ticketed events as well as the postponement or cancellation of live sporting events and other in-person events, including concerts, fashion shows, public appearances, and experiential marketing events. In addition, many entertainment productions, including film and television shows, have been or were put on hiatus.

While activity has resumed in certain of our businesses and restrictions have been lessened or lifted—for example, major sporting events for which we have media rights have restarted without, or with limited numbers of, fans and have gradually increased permitted fan attendance, film and television productions have begun in certain areas around the world, fashion photo shoots have taken place virtually, and students have returned to IMG Academy—restrictions impacting certain of our businesses remain in effect in locations where we are operating and could in the future be reduced or increased, or removed or reinstated. The Company’s events, experiences and experiential marketing businesses primarily generate their revenue from live events and many events have been cancelled and where live events are able to take place, the Company expects attendance to be at significantly reduced levels. Overall, the Company expects a recovery in 2021 to be gradual due to general uncertainty surrounding COVID-19, the timing and extent of distributing a vaccine and the impact of variants.

The Company’s primary event insurance policies for certain of its events and experiences businesses are held by the Company and On Location Experiences, LLC (“OLE”), respectively. Each policy provides coverage to the extent an event is cancelled, including due to a pandemic. For many of the Company’s cancelled events, the Company has filed claims under its policies for costs incurred as well as for lost profits. The Company has recorded $87.0 million for insurance recoveries during the year ended December 31, 2020 in the consolidated statement of operations.

In response to the COVID-19 pandemic, the Company implemented cost savings initiatives across the Company, including salary reductions, hiring freezes, furloughs, reduced work arrangements, and reductions of its workforce. In addition, the Company reduced marketing spend, cancelled internal company events, eliminated certain costs for consultants, reduced travel and entertainment expenses, and reduced other operating expenses, capital expenditures and acquisition activity. The Company incurred severance costs for the reduction of its workforce of $27.0 million during the year ended December 31, 2020 and included these costs in selling, general and administrative expenses in the consolidated statement of operations. As of December 31, 2020, the Company had remaining severance payments of $8.0 million, of which $7.5 million was recorded in accrued liabilities and $0.5 million was recorded in other long-term liabilities in the consolidated balance sheet.

The full magnitude the pandemic will have on the Company’s financial condition, liquidity and future results is uncertain and will depend on the duration of the pandemic, as well as the additional actions taken by governmental authorities to control the spread of the virus and the timing and extent of continuing to distribute a vaccine. Accordingly, the Company’s estimates regarding the magnitude and length of time that these disruptions will continue to impact its results of operations, cash flows and financial condition may change in the future, and such changes could be material. Additionally, changes to estimates related to the COVID-19 disruptions could result in other impacts, including but not limited to, additional goodwill, indefinite lived intangibles, long-lived assets and equity-method investment impairment charges, and increased allowances for accounts receivable and deferred tax assets. Such changes will be recognized in the period in which they occur.

Liquidity

The ongoing COVID-19 pandemic has had a significant impact on the Company’s cash flows from operations. Given the ongoing uncertainty, the Company has taken several steps to preserve capital and increase liquidity. In addition to the cost savings measures noted above, the Company borrowed $163.1 million under its Revolving Credit Facility and $150.0 million under the Zuffa Revolving Credit Facility. In addition, the Company raised $260.0 million of incremental term loans under the 2014 Credit Facilities for general corporate purposes and raised $150.0 million of incremental term loans under the Zuffa Credit Facilities which was used to repay the $150.0 million in outstanding borrowings under the Zuffa Revolving Credit Facility resulting in a completely undrawn revolver as of December 31, 2020 (see Note 12). In April 2020, the Company obtained a waiver of the quarterly covenant tests applicable under the 2014 Credit Facilities for the test periods ended June 30, 2020, September 30, 2020 and December 31, 2020. The Company reduced its outstanding borrowings under the Revolving Credit Facility as of March 31, 2021 such that the quarterly covenant test is not applicable. The Company expects to have sufficient cash to reduce outstanding borrowings under the Revolving Credit

Facility, such that quarterly covenant tests would not be required for the remainder of 2021 or could request an additional waiver, if necessary.

The Company’s primary need for liquidity is to fund working capital requirements, debt service obligations, and capital expenditures. As of December 31, 2020, cash and cash equivalents totaled $1.0 billion, including cash held at non-wholly owned consolidated subsidiaries of $421 million where cash distributions may be subject to restriction under applicable operating agreements or debt agreements and, due to such restrictions, may not be readily available to service obligations outside of those subsidiaries. These balances primarily consist of Zuffa ($282 million), Endeavor China ($95 million) and OLE ($26 million) as of December 31, 2020. In addition, $62 million of cash in certain wholly-owned foreign subsidiaries and content production entities may not be readily available to service obligations outside of those subsidiaries.

After considering the impact of COVID-19 and the effects of the Company’s related cost saving initiatives, the Company believes that existing cash, cash generated from operations and available capacity for borrowings under its credit facilities will satisfy working capital requirements, capital expenditures, and debt service requirements for at least the succeeding year. However, due to the uncertainty of COVID-19 and to the extent the surge in the COVID-19 pandemic continues globally (including any broader global deterioration in economic conditions or the extension of governmental restrictions imposed as a result thereof), the Company may need to extend measures or take additional measures to preserve liquidity.

5. DISCONTINUED OPERATIONS

In December 2018, the Company completed the merger of the Company’s IMG College business with Atairos Group, Inc.’s Learfield business. The merger of the businesses resulted in the formation of a new entity, Learfield IMG College, of which both the Company and Atairos retained certain ownership. The Company received cash proceeds totaling $149.2 million and a 49% ownership interest in the new entity as a result of the transaction. In connection with the merger, the Company sold approximately 13% of the equity interests in the new combined entity to affiliates of Silver Lake for consideration of $250.0 million. The Company’s remaining ownership interest is 36% and is accounted for as an equity method investment, which has a carrying value of $358.3 million and $107.6 million as of December 31, 2019 and 2020, respectively. For the years ended December 31, 2019 and 2020, Learfield IMG College had pre-tax losses of $704.6 million and $991.6 million, respectively. The Company’s share of the net loss of Learfield IMG College for the years ended December 31, 2019 and 2020 is $249.8 million and $250.7 million, respectively, and was recognized within equity losses of affiliates in the consolidated statements of operations. The results of Learfield IMG College for the years ended December 31, 2019 and 2020 include a charge as a result of its annual goodwill and indefinite lived intangible assets impairment test. Additionally, during the year ended December 31, 2019, the Company recorded an other-than-temporary impairment of $117.0 million resulting from continued losses and limited expectations for recovery. The impairment charges were recognized within equity losses of affiliates in the consolidated statements of operations. Learfield IMG College specializes in providing access to licensing and multimedia sponsorship management; fan engagement, ticket sales and professional concessions expertise; branding; campus-wide business and sponsorship development; and venue technology systems to collegiate institutions, conferences and arenas. The results of the IMG College business were previously included in the Company’s Events, Experiences & Rights segment.

In connection with the transaction, the Company and the new entity entered into a transition services agreement to ensure the orderly transition of the business. The Company was providing ongoing back office, front office, and production/activation services to the new entity for stipulated fees for a period not to exceed two years from the date of the merger. As of December 31, 2020, this agreement is substantially complete. Additionally, the Company and the new entity entered into a monitoring agreement by which the Company is providing certain management and advisory services to the new entity for a management fee on a go forward basis.

The following table presents the statement of operations for the discontinued operations of the IMG College business for the year ended December 31, 2018 (in thousands):

Year Ended December 31, 2018
Revenue	$525,292
Operating expenses:
Direct operating costs	371,613
Selling, general and administrative expenses(1)	136,808
Depreciation and amortization	25,561

Total operating expenses	533,982

Operating loss	(8,690)
Other (expense) income:
Interest expense, net(2)	(6,311)
Other income, net	258
Equity earnings of affiliates, net of tax	3,898

Loss from discontinued operations before income taxes	(10,845)
Gain on sale of discontinued operations	729,345
Provision for income taxes	23,502

Income from discontinued operations, net of tax	694,998
Income attributable to non-controlling interests	440

Income from discontinued operations	$694,558

(1)	Selling general and administrative expenses include transaction costs related to the merger of $42.8 million for the year ended December 31, 2018.
(2)

Interest expense net includes interest expense related to the payment of $112.0 million made under the Company’s 2014 Credit Facilities in connection with the merger. Total interest costs were determined using the average effective interest rate under the 2014 Credit Facilities and were $6.2 million for the year ended December 31, 2018.

The loss from discontinued operations for the year ended December 31, 2019 is comprised of $5.0 million of general and administrative expense. No other revenue or costs were incurred as part of discontinued operations during the years ended December 31, 2019 and 2020.

6. ACQUISITIONS, DECONSOLIDATION AND DIVESTITURE

2020 ACQUISITIONS

On Location Events, LLC

In January 2020, the Company acquired OLE for total consideration of $441.1 million consisting of cash consideration of $366.4 million; rollover equity, representing 13.5% of the equity interest of OLE, valued at $65.2 million and a contingent premium payment, as discussed below, valued at $9.5 million. The rollover equity is held by 32 Equity, LLC (“32 Equity”), the strategic investment firm affiliated with the National Football League (“NFL”). OLE is party to a Commercial License Agreement (“CLA”) with NFL Properties, LLC, an affiliate of the NFL, which provides OLE with the right to operate as the official hospitality partner of the NFL.

As part of the acquisition, the Company entered into an Amended and Restated Limited Liability Company Agreement of OLE’s parent entity, Endeavor OLE Parent, LLC (“OLE Parent”), with 32 Equity. The terms of the agreement provide 32 Equity with certain call rights to acquire additional common units in OLE Parent and liquidity rights. At any time on or prior to April 1, 2022 (as amended in March 2021), 32 Equity has the right to purchase that amount of additional common units of OLE Parent from the Company that would result in 32 Equity having an aggregate ownership percentage interest in OLE Parent of 32%, at a price per unit equal to the original acquisition price of its rollover equity. Between April 1, 2022 and April 1, 2024 (as amended in March 2021), 32 Equity has an additional right to purchase that amount of additional common units of OLE Parent from the Company that would result in 32 Equity having an aggregate percentage interest in OLE Parent equal to 44.9% at a price per unit equal to the greater of the original acquisition price of its rollover equity and an amount based on a 15x earnings before interest, tax, depreciation and amortization (“EBITDA”) multiple of OLE Parent. The agreement also provides 32 Equity with certain rights to put its common units in OLE Parent to the Company upon a termination of the CLA or its option on or after January 2, 2025 (the “Lockup Period”). The Company also has certain call rights to require 32 Equity to sell its common units in OLE Parent to the Company upon a termination of the CLA in the event aforementioned put rights are not exercised. The put/call price is an amount equal to fair market value and the exercise of these put/call rights may give rise to an obligation of the Company to make a premium payment to 32 Equity in certain circumstances. At any time following the Lockup Period, 32 Equity will be entitled to a $41.0 million premium payment from the Company if both (i) 32 Equity or the Company exercise the put/call rights described above or there is a sale or IPO of OLE Parent and (ii) certain performance metrics based on average OLE gross profit or NFL related business gross profit are achieved. The $41.0 million premium payment will also be payable if, prior to January 2, 2026, a sale or IPO of OLE Parent occurs or if 32 Equity exercises its put rights following a termination of the CLA due to an OLE event of default (in which case the $41.0 million premium payment may be subject to proration).

On Location Experiences is a premium experiential hospitality business that serves iconic rights holders with extensive experience in ticketing, curated hospitality, live event production and travel management in the worlds of sports and entertainment. Operations include Anthony Travel, CID Entertainment, Future Beat, Kreate Inc., PrimeSport and Steve Furgal’s International Tennis Tours.

The Company incurred $13.7 million of transaction related costs in connection with the acquisition. These costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the OLE acquisition was assigned to the Events, Experiences & Rights segment. Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is partially deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired is 10.7 years.

The results of OLE have been included in the consolidated financial statements since the date of acquisition. For the year ended December 31, 2020, OLE’s consolidated revenue and net loss included in the consolidated statement of operations from the acquisition date were $289.5 million and $148.9 million, respectively. The net loss includes impairment charges for goodwill and intangible assets (see Note 8).

Allocation of Purchase Price

The acquisition was accounted for as a business combination and the fair values of the assets acquired and the liabilities assumed in the business combination are as follows (in thousands):

Cash and cash equivalents	$45,230
Restricted cash	86
Accounts receivable	10,316
Deferred costs	99,184
Other current assets	53,893
Property and equipment	4,361
Operating lease right-of-use assets	3,509
Other assets	74,193
Intangible assets:
Trade names	75,400
Customer and client relationships	198,819
Goodwill	387,542
Accounts payable and accrued expenses	(55,927)
Other current liabilities	(28,224)
Deferred revenue	(175,790)
Debt	(217,969)
Operating lease liabilities	(3,509)
Other long-term liabilities	(24,377)
Nonredeemable non-controlling interest	(5,635)

Net assets acquired	$441,102

Other 2020 Acquisition

On March 20, 2020, the Company acquired the remaining 50% of the membership interests of PIMGSA LLP for a total transaction price of $37.0 million, which is to be paid on various dates and amounts. Prior to the acquisition, the Company owned a 50% membership interest of PIMGSA LLP and was accounted for under the equity method. PIMGSA LLP trades under the name FC Diez Media and provides a complete and global sports media service, sponsorship and digital agency, formed exclusively to serve the South American Football Confederation. The Company recorded $8.6 million and $46.4 million of goodwill and a finite-lived contract based intangible asset, respectively. The finite-lived intangible asset has a useful life of 2 years. The Company also recognized a gain of $27.1 million for the difference between the carrying value and fair value of the previously held membership interest. The gain was included in other income (expense), net in the consolidated statement of operations.

2020 DECONSOLIDATION

In 2011, the Company and Asian Tour Limited (“AT”) formed a venture, Asian Tour Media Pte Ltd. LTD (“ATM”), for the commercial exploitation of certain Asian Tour events. As of December 31, 2019, ATM was a consolidated subsidiary of the Company as the Company had control over ATM’s operating decisions. The shareholders’ agreement included a provision whereby, if certain financial conditions were met as of December 31, 2019, a change in the corporate governance structure would be implemented as of January 1, 2020. Such financial conditions were met as of December 31, 2019, resulting in a change in the corporate governance such that the Company no longer maintains control over the operating decisions of ATM. The Company determined that the 50% ownership interest would be accounted for under the equity method as of January 1, 2020. On January 1, 2020, the Company derecognized all the assets and liabilities of ATM and recognized an $8.1 million gain for the difference between the carrying value of the assets and liabilities and fair value of the Company’s 50% ownership interest. The gain was included in other income (expense), net in the consolidated statement of operations.

2019 ACQUISITIONS

The Company completed two acquisitions during 2019 for a total purchase price of $18.6 million. The Company recorded $22.4 million of goodwill and intangible assets, of which the weighted average useful life ranges from 2.0 to 13.0 years. These acquisitions were not material in the aggregate.

2018 ACQUISITIONS

NeuLion

In May 2018, the Company acquired 100% of the outstanding shares of NeuLion, Inc. (“NeuLion”) for a total consideration of $248.9 million in cash. NeuLion is a technology product and service provider specializing in digital video broadcasting and distribution and monetization of live and on-demand content to internet-enabled devices.

The Company incurred $6.0 million in transaction related costs in connection with the acquisition of NeuLion. The costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the NeuLion acquisition was assigned to the Events, Experiences & Rights segment. Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired is 5.1 years.

The results of NeuLion have been included in the consolidated financial statements since the date of acquisition. For the year ended December 31, 2018, NeuLion’s consolidated revenue and net loss included in the consolidated statement of operations from the acquisition date were $39.2 million and $22.2 million, respectively.

One Sixty Over Ninety

In January 2018, the Company acquired 100% of the equity interests of One Sixty Over Ninety ParentCo, LLC (“160over90”) for a total purchase price of $249.3 million, consisting of $242.0 million in cash and $7.3 million of contingent consideration. 160over90 is a branding and marketing service group specializing in the higher education, sports and lifestyle sectors.

The payment of contingent consideration, which will not exceed $10.0 million, is based upon the continuation and subsequent renewal of specified client contracts. Payments are expected to be made at various times through 2021.

The Company incurred $7.8 million in transaction related costs in connection with the acquisition of 160over90. The costs were expensed as incurred and included in selling, general and administrative expenses in the consolidated statement of operations.

The goodwill for the 160over90 acquisition was assigned to the Representation segment. Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is partially deductible for tax purposes. The weighted average life of finite-lived intangible assets acquired is 7.4 years.

The results of 160over90 have been included in the consolidated financial statements since the date of acquisition. For the year ended December 31, 2018, 160over90’s consolidated revenue and net loss included in the consolidated statement of operations from the acquisition date were $49.5 million and $4.5 million, respectively.

Allocations of Purchase Price

The acquisitions were accounted for as business combinations and the fair values of the assets acquired and the liabilities assumed in the business combinations are as follows (in thousands):

	NeuLion	160over90
Cash and cash equivalents	$58,495	$3,757
Accounts receivable	15,196	17,441
Other current assets	780	6,012
Property and equipment	7,213	2,176
Other assets	522	1,916
Intangible assets:
Trade names	6,600	19,300
Customer relationships	9,000	65,100
Internally developed software	36,400	—
Goodwill	164,030	156,056
Accounts payable and accrued expenses	(31,421)	(10,390)
Other current liabilities	(642)	—
Deferred revenue	(7,660)	(2,500)
Other liabilities	(9,625)	(9,610)

Net assets acquired	$248,888	$249,258

Other 2018 Acquisitions

The Company completed three other acquisitions during 2018 for a total purchase price of $19.5 million. The Company recorded $17.9 million of goodwill and intangible assets, of which the weighted average useful life ranges from 1.8 to 4.2 years. These acquisitions were not material in the aggregate.

2018 DIVESTITURE

In March 2018, the Company sold its 90% interest in WME BI, LLC, which owned the Viz Explorer business analytics software business, for $7.2 million in cash, a $20.0 million secured promissory note due 2021 and an equity interest in the purchaser. The equity interest in the purchaser is being accounted for as an equity investment without readily determinable fair value. The Company recorded a gain of $18.2 million on the sale, which is included in other income (expense), net in the consolidated statement of operations.

7. SUPPLEMENTARY DATA

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2019	2020
Land	$103,373	$116,723
Buildings and improvements	462,552	476,959
Furniture and fixtures	135,190	150,217
Office, computer, production and other equipment	95,521	104,550
Computer software	74,472	114,247
Construction in progress	39,909	12,753

	911,017	975,449
Less: accumulated depreciation	(278,321)	(362,310)

Total property and equipment, net	$632,696	$613,139

Depreciation of property and equipment, including amortization of leasehold improvements, was $64.8 million, $71.5 million and $85.4 million during the years ended December 31, 2018, 2019 and 2020, respectively.

Content Costs

The following table presents the Company’s unamortized content costs, including the components of content costs predominantly monetized on a title-by-title basis and as a film group (in thousands):

	December 31,
	2019	2020
Licensed program rights, net of accumulated amortization	$25,120	$19,793
Produced programming:
Released, net of accumulated amortization	2,972	4,806
In production	53,441	314,214
In development	20,630	37,392

Total content costs	$102,163	$376,205

Content cost monetized on a title-by-title basis	$87,609	$358,207
Content cost monetized as a film group	14,554	17,998

Total content costs	$102,163	$376,205

Amortization of content costs was $52.4 million, $243.5 million and $38.3 million during the years ended December 31, 2018, 2019 and 2020, respectively. Post adoption of ASU 2019-02, the Company recorded amortization of content costs of $231.9 million for the six months ended December 31, 2019, of which $229.0 million was monetized on a title-by-title basis and $2.9 million was monetized as a film group. For the year ended December 31, 2020, amortization of content costs of $26.7 million was monetized on a title-by-title basis and $11.6 million was monetized as a film group.

As of December 31, 2020, approximately $1.5 million, $1.6 million and $0.9 million of the $4.8 million unamortized costs of the produced programming that has been released is expected to be amortized in each of the next three years.

Accrued Liabilities

The following is a summary of accrued liabilities (in thousands):

	December 31,
	2019	2020
Accrued operating expenses	$202,837	155,142
Payroll, bonuses and benefits	119,869	100,630
Other	77,168	66,977

Total accrued liabilities	$399,874	$322,749

Valuation and Qualifying Accounts

The following table sets forth information about the Company’s valuation and qualifying accounts (in thousands):

	Balance at Beginning of Year	ASU 2016-13 Adoption	Additions/Charged (Credited) to Costs and Expenses	Deductions	Foreign Exchange	Balance at End of Period
Allowance for doubtful accounts
Year ended December 31, 2018	$24,683	$—	$15,633	$(8,136)	$(297)	$31,883
Year ended December 31, 2019	$31,883	$—	$16,043	$(15,801)	$14	$32,139
Year ended December 31, 2020	$32,139	$1,803	$44,547	$(11,528)	$1,014	$67,975

Deferred tax valuation allowance
Year ended December 31, 2018	$138,444	$—	$70,653	$—	$(577)	$208,520
Year ended December 31, 2019	$208,520	$—	$(39,610)	$—	$100	$169,010
Year ended December 31, 2020	$169,010	$—	$(53,819)	$—	$365	$115,556

Supplemental Cash Flow

The Company’s supplemental cash flow information is as follows (in thousands):

	Years Ended December 31,
	2018	2019	2020
Supplemental information:
Cash paid for interest	$267,658	$275,832	$241,577
Cash payments for income taxes	46,275	50,890	33,625
Non-cash investing and financing activities:
Capital expenditures included in accounts payable and accrued liabilities	$9,563	$9,927	$2,173
Contingent consideration provided in connection with acquisitions	16,070	—	9,947
Establishment and acquisition of non-controlling interests	—	—	3,635
Accrued member distributions	37,514	—	—
Accretion of redeemable non-controlling interests	(4,315)	(12,090)	(10,620)
Cumulative dividends on preferred equity	57,496	45,673	—
Accrued redemption of units in other current liabilities	8,206	14,468	49,070
Purchase of Class A Common Units	—	—	47,656
Issuance of promissory note	—	—	15,885
Promissory note extinguishment	—	—	17,092
Note receivable received for business divestiture	18,039	—	—
Investments in affiliates received for discontinued operations and business divestiture	730,661	—	—

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill are as follows (in thousands):

	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Balance—January 1, 2019	$2,674,038	$774,991	$502,357	$3,951,386
Acquisitions	—	—	10,645	10,645
Divestiture	—	—	(17,991)	(17,991)
Foreign currency translation and other	—	(3,468)	(7)	(3,475)

Balance—December 31, 2019	$2,674,038	$771,523	$495,004	$3,940,565 (1)
Acquisitions	—	396,140	—	396,140
Impairment	—	(158,541)	—	(158,541)
Foreign currency translation and other	—	2,095	920	3,015

Balance—December 31, 2020 Balance—December 31, 2020	$2,674,038	$1,011,217	$495,924	$4,181,179 (1)

(1)	Net of accumulated impairment losses of $28.9 million and $187.5 million as of December 31, 2019 and 2020, respectively.

Intangible Assets

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2019 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trade names	17.8	$861,164	$(172,526)	$688,638
Customer and client relationships	6.6	1,106,976	(754,653)	352,323
Internally developed technology	4.4	60,427	(34,447)	25,980
Other	4.3	45,167	(42,707)	2,460

		2,073,734	(1,004,333)	1,069,401

Indefinite-lived:
Trade names		376,237	—	376,237
Owned events		108,256	—	108,256

Total intangible assets		$2,558,227	$(1,004,333)	$1,553,894

The following table summarizes information relating to the Company’s identifiable intangible assets as of December 31, 2020 (in thousands):

	Weighted Average Estimated Useful Life (in years)	Gross Amount	Accumulated Amortization	Carrying Value
Amortized:
Trade names	17.5	$970,595	$(232,158)	$738,437
Customer and client relationships	6.7	1,317,083	(907,889)	409,194
Internally developed technology	4.4	61,539	(46,126)	15,413
Other	4.3	45,317	(44,251)	1,066

		2,394,534	(1,230,424)	1,164,110

Indefinite-lived:
Trade names		341,272	—	341,272
Owned events		90,086	—	90,086

Total intangible assets		$2,825,892	$(1,230,424)	$1,595,468

Intangible asset amortization expense was $301.2 million, $209.2 million and $225.5 million for the years ended December 31, 2018, 2019 and 2020, respectively. During the year ended December 31, 2020, the Company reassessed the useful life of one of its indefinite-lived intangible assets it no longer deemed to be indefinite. The useful life was determined based on an assessment of the period of expected benefit to the Company.

Estimated annual intangible amortization for the next five years and thereafter is as follows (in thousands):

Years Ending December 31,
2021	$176,890
2022	131,361
2023	102,474
2024	99,634
2025	91,948
Thereafter	561,803

Total	$1,164,110

Annual Impairment Assessments

During the year ended December 31, 2018, 2019 and 2020, the Company completed its annual impairment review of goodwill and intangibles. For the year ended December 31, 2018, the Company recorded no impairment charges. For the year ended December 31, 2019, the Company recorded a $2.5 million non-cash impairment charge primarily in its Representation segment. During the year ended December 31, 2020, the Company recorded total non-cash impairment charges of $158.5 million for goodwill and $62.0 million for intangible assets driven by lower projections due to the impact of the COVID-19 pandemic on the Company’s business. Of these charges, all of the goodwill and $55.8 million of the intangible assets were recorded to the Company’s Events, Experiences & Rights segment and $6.2 million of the intangible assets was recorded to the Company’s Representation segment. The Company determines the fair value of each reporting unit based on discounted cash flows using an applicable discount rate for each reporting unit. Intangible assets were valued based on a relief from royalty method or an excess earnings method.

9. INVESTMENTS

The following is a summary of the Company’s investments (in thousands):

	December 31,
	2019	2020
Equity method(1)	$431,984	$177,663
Equity investments without readily determinable fair values	146,268	66,378
Equity investments with readily determinable fair values	1,843	7,037

Total investments	$580,095	$251,078

(1)

The book value of one equity method investment exceeded the Company’s percentage ownership share of the underlying net assets by $27.6 million and $28.6 million as of December 31, 2019 and 2020, respectively. The book value of another equity investment exceeded the Company’s percentage ownership share of the underlying net assets by $6.3 million as of December 31, 2019. These basis differences, primarily resulting from acquisition purchase price step ups on the investments, are accounted for as goodwill, which is not tested for impairment separately. Instead, the investments are tested if there are indicators of an other-than-temporary decline in carrying value.

Equity Method Investments

As of December 31, 2019 and 2020, the Company held various investments in non-marketable equity instruments of private companies. As of December 31, 2020, the Company’s equity method investments are primarily comprised of Learfield IMG College (Note 5) and Sports News Television Limited. The Company’s ownership of its equity method investments ranges from 5% to 50% as of December 31, 2020.

During 2019, (i) the members of one of the Company’s equity method investments approved the liquidation and dissolution of such investment, (ii) the Company agreed to exit another equity method investment and (iii) the Company recorded an other-than-temporary impairment for its investment in Learfield IMG College (Note 5). As a result, the Company recorded total impairment charges of $142.2 million for the year ended December 31, 2019, which has been recorded in equity losses of affiliates in the consolidated statement of operations.

During 2020, the Company recorded total other-than-temporary impairment charges of $15.3 million for two of its equity method investments, which were recorded in equity losses of affiliates in the consolidated statement of operations.

Summarized Financial Information

The following is a summary of financial data for the investment in Learfield IMG College accounted for under the equity method of accounting (in thousands):

	December 31,
	2019	2020
Current assets	$349,870	$384,745
Non-current assets	2,375,561	1,536,246
Current liabilities	446,993	591,835
Non-current liabilities	987,105	1,032,042

	Years Ended December 31,
	2019	2020
Revenue	$1,296,571	$760,465
Loss from operations	(641,944)	25,865
Net loss	(689,052)	(996,216)

The following is a summary of financial data for all other investments in affiliates accounted for under the equity method of accounting (in thousands):

	December 31,
	2019	2020
Current assets	$113,827	$52,927
Non-current assets	64,725	17,089
Current liabilities	78,565	48,100
Non-current liabilities	81,372	11,069

	Years Ended December 31,
	2018	2019	2020
Revenue	$380,682	$270,626	$143,461
Income (loss) from operations	23,638	24,789	(8,381)
Net income (loss)	1,054	15,284	(8,399)

Equity Investments without Readily Determinable Fair Values

As of December 31, 2019 and 2020, the Company holds various investments in non-marketable equity instruments of private companies. In 2018, 2019 and 2020, the Company invested $43.3 million, $10.7 million and $13.4 million, respectively, in new investments without readily determinable fair value.

For the years ended December 31, 2018, 2019 and 2020, the Company performed its qualitative assessment on its investments without readily determinable fair values and recorded a net increase (decrease) of $71.0 million, ($10.3) million and ($2.5) million, respectively, in other income (expense), net in the consolidated statements of operations. The net increase (decrease) for each year was due to observable price changes as well as uncertainty in the investments’ ability to continue as a going concern. In addition, in 2019 the Company impaired its notes receivable due from one of these investments of $17.1 million and recorded this impairment in other income (expense), net in the consolidated statement of operations.

In May 2020, the Company sold approximately 90% of its ownership in one of its investments without readily determinable fair values for proceeds of $83.0 million. The Company recorded a loss of $3.0 million on this sale. In addition, in August 2020, one of the Company’s equity investments without readily determinable fair values sold one of its businesses. The Company’s proceeds from this sale was $20.2 million, which was received in October 2020, and the Company recorded a gain of $15.3 million. The loss and the gain were recorded in other income (expense), net in the consolidated statement of operations.

Equity Investments with Readily Determinable Fair Values

The Company has four investments in publicly traded companies. As of December 31, 2019 and 2020, the Company’s equity investments with readily determinable fair values were valued at $1.8 million and $7.0 million, respectively. The Company recorded (losses) gains of $(2.1) million and $5.0 million for year ended December 31, 2019 and 2020, due to the change in fair value in other income (expense), net in the consolidated statements of operations.

10. FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposures on future production expenses denominated in various foreign currencies (i.e., cash flow hedges). The Company also enters into forward foreign exchange contracts that economically hedge certain of its foreign currency risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. In addition, the Company enters into interest rate swaps to hedge certain of its interest rate risks on its debt. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to its financial transactions.

As of December 31, 2020, the Company had the following outstanding forward foreign exchange contracts (all outstanding contracts have maturities of less than 12 months from December 31, 2020, with the exception of one contract which matures within 18 months from such date) (in thousands except for exchange rates):

Foreign Currency	Foreign Currency Amount		US Dollar Amount	Weighted Average Exchange Rate Per $1 USD
British Pound Sterling	£4,715	in exchange for	$6,088	£0.77
Canadian Dollar	C$87,847	in exchange for	$67,274	C$1.31
Australian Dollar	AUD$14,300	in exchange for	$10,639	AUD$1.34

For forward exchange contracts designated as cash flow hedges, the Company recognized net (losses) gains in accumulated other comprehensive loss of $(2.4) million, $1.9 million and $0.4 million for the years ended December 31, 2018, 2019 and 2020, respectively. The Company reclassified losses of $0.2 million, $1.3 million and $0.1 million into net income (loss) for the years ended December 31, 2018, 2019 and 2020, respectively.

For forward exchange contracts not designated as cash flow hedges, the Company recorded a loss of less than $0.1 million for the year ended December 31, 2018 and net gains of $3.3 million and $0.2 million for the years ended December 31, 2019 and 2020, respectively. These amounts were included in other income (expense), net in the consolidated statements of operations.

In certain circumstances, the Company enters into contracts that are settled in currencies other than the functional or local currencies of the contracting parties. Accordingly, these contracts consist of the underlying operational contract and an embedded foreign currency derivative element. Hedge accounting is not applied to the embedded foreign currency derivative element. The Company recorded a net gain (loss) of $0.4 million, $(39.3) million and $12.7 million for the years ended December 31, 2018, 2019 and 2020, respectively, in other income (expense), net in the consolidated statement of operations.

In addition, the Company has entered into interest rate swaps for portions of its variable interest-bearing debt. In October 2018, the Company entered into a swap for $40.0 million notional effective November 1, 2018 with a termination date of November 1, 2028. The swap requires the Company to pay a fixed rate of 4.99% and receive the total of 1.62% and USD-LIBOR-BBA. The Company did not elect hedge accounting at inception and thus, changes in fair value for the year ended December 31, 2018 of $2.4 million were recognized in other income (expense), net in the consolidated statement of operations. On May 1, 2019, the Company designated this interest rate swap as a cash flow hedge and thus, changes subsequent to this date are recognized in accumulated other comprehensive loss. For the year ended December 31, 2019, a loss of $0.5 million, which represents the change in fair value prior to the hedge designation of the swap on May 1, 2019, was included in other income (expense), net in the consolidated statement of operations. For the years ended December 31, 2019 and 2020, the Company recorded losses of $1.6 million and $2.3 million, respectively, in accumulated other comprehensive loss and reclassified gains of $0.2 million and $0.3 million, respectively into net income (loss).

In May 2019, the Company entered into $1.5 billion in interest rate hedges to swap a portion of its 2014 Credit Facilities from floating interest expense to fixed. The 2014 Credit Facilities pay interest based on LIBOR + 2.75%. The LIBOR portion of the facility has been fixed at a coupon of 2.12% for 5 years commencing from June 2019 until June 2024. The Company elected hedge accounting at inception. For the years ended December 31, 2019 and 2020, the Company recorded losses of $36.1 million and $87.8 million in accumulated other comprehensive income (loss) and reclassified losses of $0.5 million and $22.7 million into net income (loss), respectively. There were no gains or losses recorded for the year ended December 31, 2018.

11.	FAIR VALUE MEASUREMENTS

The fair value hierarchy is composed of the following three categories:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The following tables present, for each of the fair value hierarchy levels, the Company’s assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements as of December 31, 2019
	Level I	Level II	Level III	Total
Assets:
Investments in equity securities with readily determinable fair values	$1,843	$—	$—	$1,843
Forward foreign exchange contracts	—	2,167	—	2,167

Total	$1,843	$2,167	$—	$4,010

Liabilities:
Contingent consideration	$—	$—	$7,094	$7,094
Interest rate swaps	—	40,536	—	40,536
Forward foreign exchange contracts	—	32,290	—	32,290

Total	$—	$72,826	$7,094	$79,920

	Fair Value Measurements as of December 31, 2020
	Level I	Level II	Level III	Total
Assets:
Investments in equity securities with readily determinable fair values	$7,037	$—	$—	$7,037
Forward foreign exchange contracts	—	1,794	—	1,794

Total	$7,037	$1,794	$—	$8,831

Liabilities:
Contingent consideration	$—	$—	$9,026	$9,026
Interest rate swaps	—	107,909	—	107,909
Forward foreign exchange contracts	—	5,023	—	5,023

Total	$—	$112,932	$9,026	$121,958

There have been no transfers of assets or liabilities between the fair value measurement classifications during the years ended December 31, 2019 and 2020.

Investments in Equity Securities with Readily Determinable Fair Values

The fair value of the Company’s equity securities with readily determinable fair values is based on observable inputs in an active market, which is a Level 1 measurement within the fair value hierarchy.

Contingent Consideration

The Company has recorded contingent consideration liabilities in connection with certain of its acquisitions, primarily Zuffa Parent, LLC (“Zuffa”) in 2016. Contingent consideration is included in current liabilities and other long-term liabilities in the consolidated balance sheets. Changes in fair value are recognized in selling, general and administrative expenses. The estimated fair value of the contingent consideration is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Zuffa contingent consideration was valued based on the earn-out provisions and payout structure of the transaction agreement. The valuation utilized a Monte Carlo EBITDA simulation analysis, which calculated the fair value of expected payments based on assumed EBITDA annual growth rates, time to payoff and discount rates. Significant increases (decreases) in EBITDA annual growth rates, assuming no change in discount rates, would have resulted in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in EBITDA annual growth rates, would have resulted in a significantly higher (lower) fair value measurement. The change in fair value associated with the Zuffa contingent consideration of $2.8 million and $1.8 million was recognized in selling, general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2018 and 2019, respectively. During the second quarter of 2019, the financial performance metric was achieved triggering the second and final contingent payment of $75.0 million, which was paid during the third quarter of 2019.

The changes in the fair value of contingent consideration were as follows (in thousands):

	Years Ended December 31,
	2019	2020
Balance at January 1	$88,950	$7,094
Acquisitions	—	9,947
Payments	(84,947)	(3,671)
Change in fair value	3,089	(4,343)
Foreign currency translation	2	(1)

Balance at December 31	$7,094	$9,026

Foreign Currency Derivatives

The Company classifies its foreign currency derivatives within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (Note 10). As of December 31, 2019 and 2020, the Company had $2.2 million and $1.8 million in other current assets, $24.4 million and $4.3 million in other current liabilities and $7.9 million and $0.7 million in other long-term liabilities, respectively, recorded in the consolidated balance sheets related to the Company’s use of foreign currency derivatives.

Interest Rate Swaps

The Company classifies its interest rate swaps within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments (Note 10). The fair value of the swaps was $40.5 million and $107.9 million as of December 31, 2019 and 2020, respectively, and was included in other long-term liabilities in the consolidated balance sheets.

12.	DEBT

The following is a summary of outstanding debt (in thousands):

	December 31,
	2019	2020
2014 Credit Facilities:
First Lien Term Loan (due May 2025)	$2,621,312	$3,074,230
Revolving Credit Facility (due May 2023)	—	163,057
Zuffa Credit Facilities:
Zuffa First Lien Term Loan (due April 2026)	2,321,812	2,447,064
Other debt (2.50%-14.50% Notes due at various dates through 2030)	180,744	339,519

Total principal	5,123,868	6,023,870
Unamortized discount	(21,499)	(40,982)
Unamortized issuance costs	(57,096)	(57,083)

Total debt	5,045,273	5,925,805
Less: current portion	(115,384)	(212,971)

Total long-term debt	$4,929,889	$5,712,834

2014 Credit Facilities

As of December 31, 2019 and 2020, the Company has $2.6 billion and $3.1 billion outstanding under a credit agreement that was entered into in connection with the 2014 IMG acquisition (the “2014 Credit Facilities”). The 2014 Credit Facilities consist of a first lien secured term loan (the “First Lien Term Loan”) and a $200.0 million secured revolving credit facility (the “Revolving Credit Facility”). In addition, the 2014 Credit Facilities included an eight year secured term loan with an aggregate principal amount of $450.0 million (the “Second Lien Term Loan”).

Payments under the First Lien Term Loan include 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date, which is May 2025. The First Lien Term Loan accrues interest at an annual interest rate of LIBOR + 2.75%, with LIBOR floor of 0%.

In May 2018, the Company entered into an incremental term loan of $306.4 million under the First Lien Term Loan. The proceeds of the additional term loans was used to repay the remaining balance outstanding under the Second Lien Term Loan. Third-party transaction costs of $16.8 million were expensed.

In February 2020, pursuant to the acquisition of OLE (Note 6), the Company refinanced $219.6 million of existing debt at OLE by borrowing an incremental $225.0 million of First Lien Term Loans under its 2014 Credit Facility. In addition, in May 2020, the Company entered into an incremental term loan of $260.0 million under the First Lien Term Loan under its 2014 Credit Facility. This incremental term loan accrues interest at a rate equal to adjusted LIBOR + 8.5%, with a LIBOR floor of 1.00%.

Amounts under the Revolving Credit Facility are available to be borrowed and re-borrowed until its termination date, which is May 2023. The Revolving Credit Facility accrues a commitment fee of 0.25-0.50% per annum on the unused balance. Borrowings under the Revolving Credit Facility accrue interest at a rate equal to adjusted LIBOR plus 2.00-2.50%, depending on the First Lien Leverage Ratio, with a LIBOR floor of 0.00%. During the year ended December 31, 2020, the Company borrowed $163.1 million under the Revolving Credit Facility.

The 2014 Credit Facilities contain a financial covenant that requires the Company to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA, as defined in the credit agreement, of no more than 7.5-to-1. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings on the Revolving Credit Facility plus outstanding letters of credit exceeding $50.0 million that are not cash collateralized exceeds thirty-five percent of the total Revolving Commitments as measured on a quarterly basis, as defined in the credit agreement.

These covenants did not apply as of December 31, 2019 as the Company did not utilize greater than thirty-five percent of the borrowing capacity. In April 2020, the Company amended the 2014 Credit Facilities receiving a waiver from the Financial Covenant for the test periods ended June 30, 2020, September 30, 2020 and December 31, 2020. The testing of the covenant will resume in 2021. The Company reduced its outstanding borrowings as of March 31, 2021 such that the quarterly covenant test is not applicable.

The Company had outstanding letters of credit under the 2014 Credit Facilities totaling $32.5 million and $24.8 million as of December 31, 2019 and 2020, respectively.

Zuffa Credit Facilities

As of December 31, 2019 and 2020, the Company has $2.3 billion and $2.4 billion outstanding under a credit agreement that was entered into in connection with the 2016 Zuffa acquisition (the “Zuffa Credit Facilities”). The Zuffa Credit Facilities consist of a first lien secured term loan (the “Zuffa First Lien Term Loan”) and a secured revolving credit facility in an aggregate principal amount of $205.0 million, letters of credit in an aggregate face amount not in excess of $40.0 million and swingline loans in an aggregate principal amount not in excess of $15.0 million (collectively, the “Zuffa Revolving Credit Facility”). In addition, the Zuffa Credit Facilities included an eight year secured term loan with an aggregate principal amount of $425.0 million (the “Zuffa Second Lien Term Loan”). The Zuffa Credit Facilities are secured by liens on substantially all of the assets of Zuffa.

Payments under the Zuffa First Lien Term Loan include 1% principal amortization that is payable in equal quarterly installments, with any remaining balance payable on the final maturity date, which is April 2026. As of December 31, 2020, the Zuffa First Lien Term Loan accrues interest at an annual interest rate of LIBOR + 3.25% with LIBOR floor of 1.0%.

In April 2019, the Company amended the Zuffa First Lien Credit Agreement to incur $435.0 million of additional term loans. The proceeds of the additional term loans were used to repay in full the $425.0 million Zuffa Second Lien Term Loan. In September 2019, the Company amended the Zuffa First Lien Credit Agreement to incur $465.0 million of additional term loans to finance the redemption of the Zuffa Class P Units (Note 13).

In June 2020, the Company entered into an incremental term loan of $150.0 million (the “Term Loan Add-on”) under its Zuffa Credit Facility. The proceeds of the Term Loan Add-on were used to repay the outstanding amounts drawn on the Zuffa Revolving Credit Facility during 2020.

Amounts under the Zuffa Revolving Credit Facility are available to be borrowed and re-borrowed until its termination date, which is April 2024. The Zuffa Revolving Credit Facility accrues a commitment fee of 0.25-0.50% per annum on the unused balance. As of December 31, 2019 and 2020, there was no outstanding balance under the Zuffa Revolving Credit Facility.

The Zuffa Credit Facilities contain a financial covenant that requires Zuffa to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA as defined in the credit agreement of no more than 7-to-1 and of no more than 6.5-to-1 beginning on December 31, 2018. Zuffa is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings under the Zuffa Revolving Credit Facility plus outstanding letters of credit exceeding $10.0 million that are not cash collateralized exceeds thirty-five percent of the capacity of the Zuffa Revolving Credit Facility as measured on a quarterly basis, as defined in the credit agreement.

These covenants did not apply as of December 31, 2019 or 2020, as Zuffa did not utilize greater than thirty-five percent of the borrowing capacity.

As of December 31, 2019 and 2020, Zuffa had none and $10.0 million outstanding letters of credit under the Zuffa Credit Facilities.

In January 2021, the Company completed a refinancing of the Zuffa First Lien Term Loan and the Term Loan Add-on into a single term loan (the “New First Lien Term Loan”), which reduced the annual interest rate margin by 25 basis points to 3.00% for LIBOR loans and reduced the LIBOR floor by 25 basis points to 0.75%. The annual interest rate margin applicable to the New First Lien Term Loan is subject to a 25 basis point step-down to 2.75% for LIBOR loans if the First Lien Leverage Ratio is below 3.5-to-1. With the exception of the interest rate margin and the LIBOR floor, the New First Lien Term Loan has similar terms and conditions as the Zuffa First Lien Term Loan and Term Loan Add-on.

Other Debt

OLE Revolver

In February 2020, in addition to the refinancing of existing debt at OLE mentioned above, the Company entered into a new OLE revolving credit agreement with $20.0 million of borrowing capacity. The revolver matures in February 2025.

In March 2020, the Company borrowed $19.6 million under the OLE revolving credit agreement. As of December 31, 2020, the debt outstanding under this agreement was $19.6 million.

The OLE revolving credit agreement contains a financial covenant that requires OLE to maintain a First Lien Leverage Ratio of Consolidated First Lien Debt to Consolidated EBITDA, as defined in the credit agreement, of no more than 3-to-1. The Company is only required to meet the First Lien Leverage Ratio if the sum of outstanding borrowings on the Revolving Credit Facility plus outstanding letters of credit exceeding $2.0 million that are not cash collateralized exceeds forty percent of the total Revolving Commitments as measured on a quarterly basis, as defined in the credit agreement. As of December 31, 2020, the Company was in compliance with the financial debt covenants.

OLE had no outstanding letters of credit under the revolving credit agreement as of December 31, 2020.

Receivables Purchase Agreement

In December 2018 and January 2020, IMG Media Limited (“IMG UK”) entered into arrangements to monetize amounts invoiced under a media rights agreement by transferring them to a third party on a nonrecourse basis. As IMG UK retained continuing involvement in the delivery of the invoiced services, the transferred amounts represent a sale of future revenue and were classified as debt. As of December 31, 2019 and 2020, the debt outstanding under these arrangements was $62.4 million and $83.7 million, respectively. The debt is accounted for under the effective interest method with principal reductions recognized as the Company performs under the rights agreements.

Endeavor Content Capital Facility

In June 2018, Endeavor Content Capital, LLC (“Endeavor Content Capital”), entered into an asset based five-year $75.0 million revolving credit facility (the “Content Capital Facility”). The Content Capital Facility has an accordion feature providing up to $250.0 million additional capacity and matures on June 15, 2023. In March 2020, the Company increased its capacity under its Content Capital Facility from $75.0 million to $200.0 million, and its direct parent, Endeavor Content, LLC was added as a borrower to increase the leverageable asset base. The maturity was extended to March 2025. In February 2021, the Company increased its capacity under its Content Capital Facility from $200.0 million to $325.0 million.

The Content Capital Facility is being used by Endeavor Content Capital to finance the investment in and acquisition, development, production and exploitation of theatrical motion picture projects, television, digital programming and other associated projects. The Content Capital Facility is secured by a security interest in each respective financed project, a guaranty by the guarantor subsidiaries of Endeavor Content Capital, a pledge of any equity securities of associated investments, and a pledge of the equity in Endeavor Content Capital. Additionally, under the terms of the Content Capital Facility, the Company is required to hedge its foreign currency exposures on future production expenses denominated in foreign currencies.

As of December 31, 2019 and 2020, Endeavor Content Capital had $23.4 million and $153.9 million, respectively, of borrowings outstanding and no outstanding letters of credit under the Content Capital Facility.

Zuffa Secured Commercial Loans

In October 2018, Zuffa entered into two loan agreements totaling $40.0 million to finance the purchase of a building and its adjacent land (“Zuffa Secured Commercial Loans”). The Zuffa Secured Commercial Loans have identical terms except one loan is secured by a deed of trust for the Zuffa’s headquarters building and underlying land in Las Vegas and the other loan is secured by a deed of trust for the newly acquired building and its adjacent land, also located in Las Vegas. The Zuffa Secured Commercial Loans bear interest at a rate of LIBOR + 1.62% (with a LIBOR floor of 0.88%) and principal amortization of 4% is payable in monthly installments with any remaining balance payable on the final maturity date of November 1, 2028.

The Zuffa Secured Commercial Loans contain a financial covenant that requires Zuffa to maintain a Debt Service Coverage Ratio of consolidated debt to Adjusted EBITDA as defined in the loan agreements of no more than 1.15-to-1 as measured on an annual basis. As of December 31, 2019 and 2020, Zuffa was in compliance with its financial debt covenant under the Zuffa Secured Commercial Loans.

Debt Maturities

The Company will be required to repay the following principal amounts in connection with its debt obligations (in thousands):

Years Ending December 31,
2021	$230,959
2022	84,989
2023	154,115
2024	65,911
2025	3,125,604
Thereafter	2,362,292

Total	$6,023,870

2014 Credit Facilities and Zuffa Credit Facilities

The 2014 Credit Facilities and the Zuffa Credit Facilities restrict the ability of certain subsidiaries of the Company to make distributions and other payments to the Company. These restrictions do include exceptions for, among other things, (1) amounts necessary to make tax payments, (2) a limited annual amount for employee equity repurchases, (3) distributions required to maintain parent entities, (4) other specific allowable situations and (5) a general restricted payment basket. As of December 31, 2019, Endeavor Operating Company, LLC held cash of $0.0 million; liabilities for redemption of units and future incentive awards of $33.9 million and $14.2 million, respectively; and liabilities and redeemable equity for unit put rights of $68.5 million. As of December 31, 2020, Endeavor Operating Company, LLC held cash of $63.3 million; liabilities for redemption of units and future incentive awards of $53.9 million and $11.9 million, respectively; and liabilities and redeemable equity for unit put rights of $28.4 million. Otherwise, Endeavor Operating Company, LLC has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. Endeavor Operating Company, LLC has no other material commitments or guarantees. As a result of the restrictions described above, substantially all of the subsidiaries’ net assets are effectively restricted in their ability to be transferred to Endeavor Operating Company, LLC.

As of December 31, 2019 and 2020, the Company’s 2014 Credit Facilities and Zuffa’s Credit Facilities had an estimated fair value of $5.0 billion and $5.3 billion, respectively. The estimated fair values of the Company’s 2014 Credit Facilities and Zuffa’s Credit Facilities are based on quoted market values for the debt. Since the 2014 Credit Facilities and Zuffa’s Credit Facilities do not trade on a daily basis in an active market, fair value estimates are based on market observable inputs based on quoted market prices and borrowing rates currently available for debt with similar terms and average maturities, which are classified as Level 2 under the fair value hierarchy.

13. MEMBERS’ EQUITY

Pursuant to the terms of the Operating Agreement, the business and affairs of the Company are managed, operated, and controlled by a board of directors (the “Board”). Subject to the terms of the Operating Agreement, all voting power and management rights of the Company are vested in the Board. The Company has three principal classes of membership interests outstanding: Common Units (Class A), Profits Units and Investment Incentive Units. Other than the rights of Holdco and Silver Lake to appoint the members of the Board (subject to certain ownership thresholds), the owners of the membership interests generally do not have voting rights.

As of December 31, 2019 and 2020, 100 Investment Incentive Units were issued and outstanding and held by Holdco, and represent preference amounts that would be allocated to Investment Incentive unitholders in a sale of certain investments. No income has been allocated in respect of these Investment Incentive Units, as there have been no material sales of such investments underlying such Investment Incentive Units.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely attributable to the Company, and no member shall be personally obligated for any such debt, obligation or liability of the Company.

Common Units

The Company had 2,149,898,092 and 2,149,218,614 Class A Common Units issued and outstanding as of December 31, 2019 and 2020, respectively (including units that were issued effective first quarter of 2020 in respect of certain distributions relating to 2019). The Class A Common Units are held by Holdco, Silver Lake, and other investors. The Class A Common Units have no par value assigned to them.

During the years ended December 31, 2018 and 2019, the Company issued Class A Common Units of 170,160,524 and 160,151,081 for cash investments of $425.0 million and $470.0 million, respectively. Total costs incurred for the 2018 equity issuances were $12.3 million, which were netted against the proceeds received.

In 2020, the Company issued 24,094,971 Class A Common Units to Silver Lake as part of the Zuffa distribution discussed below.

In January 2019, the Company repurchased and cancelled 160,151,081 Class A Common Units from an investor for a total price of $475.0 million. The $5.0 million payment above fair value was recorded to other income (expense), net in the consolidated statement of operations for the year ended December 31, 2019.

In June 2018, the Company repurchased and cancelled 127,978,520 Class A Common Units from an investor for a total price of $319.6 million, which was based on the fair value of the units.

Profits Units

The Company has 312,786,595 and 314,123,415 Profits Units issued and outstanding as of December 31, 2019 and 2020, respectively. Other than certain Profits Units held by key executives, Profits Units are not entitled to participate in operating distributions unless otherwise elected by the Board. Certain Profits Units are designated as Catch-Up Profits Units and are entitled to certain “catch up” distributions once the distribution threshold applicable to such Catch-Up Profits Units has been met. All Profits Units have no par value assigned to them.

Non-controlling Interests

In January 2020, the Board of Zuffa approved the payment of a distribution in the amount of $300.0 million to Zuffa common unit and profits unit holders. During the year ended December 31, 2020, Zuffa authorized and paid the $300.0 million to each Zuffa common unit and profits units holder pro rata in three installments. In lieu of cash, the Company issued 17,119,727 Class A Common Units at fair value to Silver Lake for $47.7 million and issued a convertible promissory note to Silver Lake for $15.9 million that was due in March 2023. During the fourth quarter of 2020, Silver Lake converted its promissory note into 6,975,244 Class A Common Units, which was at fair value. This resulted in the Company retaining $202.6 million of the $300.0 million distributions that were paid.

As part of the acquisition of Zuffa in 2016, Zuffa issued $360.0 million of preferred equity in the form of Class P Units. The holders of Class P Units were entitled to a cumulative distribution at an annual rate of 13.0%, payable quarterly in arrears by accumulating and compounding to the liquidation preference (the “preferred return”). After the third, fourth and fifth anniversary, the Company had the option to elect to redeem any or all of the outstanding Class P Units at an amount per unit equal to the then current liquidation preference, plus a redemption premium of 105%, 102.5% and 100%, respectively. In September 2019, the Company redeemed all of the Class P Units for aggregate consideration of $537.7 million. The Company financed the redemption of the Class P Units, together with fees and expenses related thereto, with $465.0 million of incremental first lien term loans under the Zuffa Credit Facilities and $77.7 million of cash on hand, which included financing costs of $5.0 million. For the year ended December 31, 2018 and the period from January 1, 2019 to the full redemption above, the Company recorded the cumulative preferred return of $57.5 million and $45.7 million, respectively, to members’ equity in the consolidated balance sheets.

Equity Buyback

During the year ended December 31, 2017, the Company completed a unit buyback, which was approved by the Board. The buyback included a repurchase of 103,551,945 total vested Class A Common Units and Profits Units for $149.0 million, which was based on the fair value of the units. The payments under the unit buyback were primarily paid in three equal installments with payments made in March 2017, first quarter of 2018 and first quarter of 2019.

14. REDEEMABLE NON-CONTROLLING INTERESTS

OLE

In connection with the acquisition of OLE (Note 6), the Company entered into an Amended and Restated Limited Liability Company Agreement of OLE Parent with 32 Equity. The terms of the agreement provide 32 Equity with certain rights to put its common units in OLE Parent to the Company upon a termination of the CLA or at its option at any time following the Lockup Period. The Company also has certain call rights to require 32

Equity to sell its common units in OLE Parent to the Company upon a termination of the CLA in the event aforementioned put rights are not exercised. The put/call price is an amount equal to fair market value and the exercise of these put/call rights may give rise to an obligation of the Company to make a premium payment to 32 Equity in certain circumstances. At any time following the Lockup Period, 32 Equity will be entitled to a $41.0 million premium payment from the Company if both (i) 32 Equity or the Company exercise the put/call rights described above or there is a sale or IPO of OLE Parent and (ii) certain performance metrics based on average OLE gross profit or NFL related business gross profit are achieved. The $41.0 million premium payment will also be payable if, prior to January 2, 2026, a sale or IPO of OLE Parent occurs or if 32 Equity exercises its put rights following a termination of the CLA due to an OLE event of default (in which case the $41.0 million premium payment may be subject to proration). The $41.0 million premium payment was recognized as a separate unit of account from the non-controlling interest. The non-controlling interest was recognized at acquisition based on fair value of $65.2 million. As of December 31, 2020, the estimated redemption value was below the carrying value of $45.0 million.

China

In June 2016, the Company received a contribution of $75.0 million from third parties in a newly formed subsidiary of the Company that was formed to expand the Company’s existing business in China. Costs incurred for this contribution were $6.9 million and were recognized as a reduction of the proceeds. This contribution gave the non-controlling interests holders approximately 34% ownership of the subsidiary. The holders of the non-controlling interests have the right to put their investment to the Company at any time after June 1, 2022 (the “Put Date”) for fair market value. In January 2021, the Put Date was extended to June 2023. As of December 31, 2019 and 2020, the estimated redemption value was equal to and below the carrying value of $102.7 million and $91.4 million, respectively.

In March 2018, the Company entered into an agreement for an additional contribution in its existing subsidiary in China. The total additional contribution was $125.0 million, of which $12.5 million was the Company’s funding obligation and $112.5 million was the existing non-controlling interests’ funding obligation. In January 2021, this agreement and the underlying funding obligation were terminated.

Zuffa

In July 2018, the Company received a contribution of $9.7 million from third parties (the “Russia Co-Investors”) in a newly formed subsidiary of the Company (the “Russia Subsidiary”) that was formed to expand the Company’s existing business in Russia and certain other countries in the Commonwealth of Independent States. The terms of this contribution provide the Russia Co- Investors with a put option to sell their ownership in the Russia Subsidiary five years and six months after the consummation of the contribution. The purchase price of the put option is the greater of the total investment amount, defined as the Russia Co-Investors’ cash contributions less cash distributions, or fair value. As of December 31, 2019 and 2020, the estimated redemption value was $9.7 million.

Frieze

In connection with the acquisition of Frieze in 2016, the terms of the agreement provide the sellers with a put option to sell their remaining 30% interest after fiscal year 2020. The Company also has a call option to buy the remaining 30% interest after fiscal year 2020 or upon termination of employment of the sellers who continued to be employees of Frieze after the acquisition. The price of the put and call option is equal to Frieze’s prior year’s EBITDA multiplied by 7.5. As of December 31, 2019 and 2020, the estimated redemption value was below the carrying value of $24.4 million and $22.2 million, respectively.

15. EQUITY-BASED COMPENSATION

The Board grants various awards to certain employees and service providers for their time and commitment to the Company. The awards are designed to share in the equity value appreciation of the Company and are granted under various plans either directly by the Company, a Company subsidiary or indirectly through various management holdco entities. Awards granted are in the form of common units, profits units or an equivalent to a profits unit (membership interest or phantom unit) that corresponds to common units or profits units as applicable. Additionally, the boards of certain consolidated subsidiaries grant awards through plans in the form of profits units or phantom units that corresponds to profits units, designed to share in the equity value appreciation of each respective subsidiary.

The following table summarizes the Company’s plans, entities and awards authorized as of December 31, 2020:

Plan	Entities	Awards	Total Units Authorized As of December 31, 2020
Management Awards	WME Iris Management Holdco, LLC WME Iris Management Holdco II, LLC WME Iris Management III Holdco, LLC WME Iris Management IV Holdco, LLC WME Iris Management V Holdco, LLC WME Iris Management VI Holdco, LLC	Profits Units & Phantom Units	365,712,946
SCP Awards	WME IMG SCP, LLC	Profits Units & Phantom Units	16,808,999
WME Holdco Awards	WME Holdco, LLC	Membership Units, Profits Units & Phantom Units	665,247,103
	WME Holdco SPV, LLC	Membership Units	8,020,278
UFC Management Awards	UFC Management Holdco, LLC UFC Management Holdco II, LLC	Profits Units & Phantom Units	357,290

Equity-based compensation by plan and total amounts included in selling, general and administrative expenses were as follows (in thousands):

	Years Ended December 31,
	2018	2019	2020
Management Awards	$41,853	$42,566	$16,500
SCP Awards	203	—	271
WME Holdco Awards	95,491	14,110	40,722
UFC Management Awards	11,107	38,892	31,742
Other various subsidiaries awards	1,190	5,620	2,036

Total equity-based compensation expense(1)	$149,844	$101,188	$91,271

(1)	Includes $0.7 million of expense from discontinued operations for the year ended December 31, 2018.

During the years ended December 31, 2018, 2019 and 2020, the Company modified certain award agreements primarily for the acceleration of vesting of units and adjustment to the Company’s optional repurchase price. The Company recorded additional equity-based compensation expense of $65.3 million, $16.9 million and $24.8 million, respectively, for these modifications.

The terms of each award, including vesting, forfeiture and repurchase terms, are fixed by the Board. Key grant terms include the following: (a) time-based vesting over two to five year period or fully vested at grant; (b) certain vesting acceleration upon the Company’s attainment of certain equity value thresholds and a qualifying sale transaction and (c) no repurchase or optional repurchase by the Company of all or part of any vested interests retained following termination of employment or service for 50% to 100% of fair market value. Terms of some awards granted also include performance-based vesting at graduated levels upon the Company’s attainment of certain EBITDA thresholds as measured on certain dates or of certain equity value thresholds as measured upon certain events.

The Company estimates the fair value of each award on the date of grant using a Black-Scholes option pricing model. Management is required to make certain assumptions with respect to selected model inputs. Expected volatility is based on comparable publicly traded companies’ stock movements. The expected life represents the period of time that the respective awards are expected to be outstanding. The risk free interest rate is based on the U.S treasury yield curve in effect at the time of grant. The key assumptions used for units granted in the years ended December 31, 2018, 2019 and 2020 are as follows:

	Risk-free Interest Rate	Expected Volatility	Expected Life (in years)	Expected Dividend Yield
Management, SCP & WME Holdco Awards
Year Ended December 31, 2018	1.99%-2.94%	35% -37.5%	1 to 5	0%
Year Ended December 31, 2019	1.59%-2.63%	35%	1 to 5	0%
Year Ended December 31, 2020	0.10%-0.36%	45%-47.5%	1 to 5	0%
UFC Management Awards
Year Ended December 31, 2019	1.73%-2.30%	30%-32.5%	1 to 5	0%
Year Ended December 31, 2020	0.14%	37.5%	1 to 5	0%

The following table summarizes the award activity for the year ended December 31, 2020:

	Time Vested Management		Performance Vested Management		Time Vested SCP		Time Vested WME Holdco		Time Vested UFC
	Units	Value*	Units	Value*	Units	Value*	Units	Value*	Units	Value*
Outstanding at January 1, 2020	228,188,617	$0.49	91,511,202	$0.23	19,208,581	$0.43	296,955,951	$0.69	253,350	$306.19
Granted	20,920,904	$0.38	—	$—	—	$—	8,020,278	$2.21	58,440	$859.88
Exercised	—	$—	—	$—	—	$—	—	$—	—	$—
Forfeited or expired	(15,344,656)	$0.54	(1,149,974)	$0.31	(2,399,582)	$0.43	(37,625,116)	$0.63	—	$—

Outstanding at December 31, 2020	233,764,865	$0.48	90,361,228	$0.23	16,808,999	$0.43	267,351,113	$0.75	311,791	$409.97

Expected to vest at December 31, 2020	233,764,865	$0.48	88,633,805	$0.24	16,808,999	$0.43	267,351,113	$0.75	311,791	$409.97

The weighted average grant-date fair value of awards granted under the Company’s various plans during the years ended December 31, 2018, 2019 and 2020 was $0.52, $6.90 and $2.61, respectively. As of December 31, 2020, total unrecognized compensation cost for unvested awards and the related remaining weighted average period for expensing is summarized below:

	Unrecognized Compensation Costs (in thousands)	Period Remaining (in years)
Management Awards	$19,839	1.5
UFC Management Awards	38,391	2.7
Various subsidiaries awards	432	1.9

In 2019, Zuffa redeemed 28,219.97 vested Zuffa Profits Units from two senior executives for an aggregate purchase price of $33.0 million. Of the $33.0 million purchase price, $24.4 million was paid in 2019 and $8.6 million will be paid in three equal installments due January 2020, January 2021 and January 2022. As of December 31, 2019 and 2020, the Company had $2.9 million in other current liabilities in the consolidated balance sheets for these redeemed units. As of December 31, 2019 and 2020, the Company had $5.7 million and

$2.9 million, respectively, in other long-term liabilities in the consolidated balance sheets. Of the 28,219.97 vested Zuffa Profits Units that were redeemed, 23,070.97 were repurchased at fair value with the remaining being repurchased above fair value. As such, the Company recorded additional compensation expense of $1.7 million during the year ended December 31, 2019.

Put Rights

During 2018, the Company entered into arrangements with certain senior executives, whereby these individuals can elect to sell vested equity interests to the Company for payments up to $68.5 million. These rights were initially exercisable in January 2021. In 2020, the Company modified arrangements totaling $52.5 million to accelerate the exercise period to the fourth quarter of 2020 and these modified arrangements were fully exercised. The Company paid $26.0 million in the fourth quarter of 2020 and of the remaining $26.5 million, $22.5 million is due in 2021, $2.5 million is due in 2022 and $1.5 million is due in 2023. Also, arrangements totaling $11.0 million were cancelled and one arrangement totaling $5.0 million was modified to increase the put right to $6.0 million and move the exercise period for $3.0 million to April 2023 and $3.0 million to December 2024.

In addition, during 2020, the Company entered into arrangements with other senior executives, whereby these individuals can elect to sell vested equity interests to the Company for payments up to $23.5 million. These rights have exercise election periods ranging from December 2021 to April 2023. The Company has applied modification accounting as these put rights amended previously issued equity interests that were initially classified as liabilities and equity. The equity interests that were originally classified as equity have been reclassed to temporary equity, the mezzanine section between total liabilities and members’ equity on the consolidated balance sheets, because the exercise of the put option is outside the Company’s control. The fair value of the outstanding put rights as of December 31, 2019 totaled $68.5 million, with $24.8 million recorded in other long-term liabilities and $43.7 million recorded in redeemable equity. The fair value of the outstanding put rights as of December 31, 2020 totaled $28.4 million, with $5.9 million recorded in other long-term liabilities and $22.5 million recorded in redeemable equity.

Future Incentive Award

In March 2019, the Company issued equity-based compensation awards in the Company and in Zuffa to a senior executive (each a “Future Incentive Award”). The Future Incentive Awards are each based on achievement of various equity value thresholds of the Company and of Zuffa. The senior executive has a right to earn these awards through the term of his employment agreement, which expires on December 31, 2028.

Upon achieving the first equity value threshold of the Company, the senior executive will receive Catch-Up Profits Units (as defined in the award agreement) with a notional value equal to $25.0 million or restricted stock or restricted stock units valued at $28.0 million if an initial public offering (“IPO”) of the Company has occurred. For subsequent equity value thresholds of the Company, the senior executive will receive awards with a notional value equal to $12.5 million or, if an IPO of the Company has occurred, $14.0 million. Upon achieving each of the Zuffa equity value thresholds, the senior executive will receive awards as defined in the agreement with a notional value equal to $12.5 million or, if an IPO of Zuffa has occurred, $14.0 million. Upon achievement of each equity value threshold, the award will be granted with one-third of the award vesting on the grant date, one-third on the first anniversary of the grant date and the remaining one-third on the second anniversary of the grant date. Due to the variability of the number of units to be granted upon meeting a threshold, liability accounting is applied to the Future Incentive Award. Once a threshold is met, the profits units granted pursuant to the Future Incentive Awards are accounted as equity classified awards. The Company used a Monte Carlo simulation model to determine the fair value and the derived service periods of these Future Incentive Awards and the Black-Scholes option pricing model for the profits units granted upon meeting a threshold.

In June 2019 and December 2020, the first and second Zuffa equity value thresholds were met and the Company granted Zuffa profits units equal to a notional value of $12.5 million for each equity value threshold. For the years ended December 31, 2019 and 2020, total stock compensation expense for the Future Incentive Awards, including amounts for profits units granted, was $23.0 million and $6.3 million, respectively and amounts reclassed from the liability to equity for the profits units granted was $0.1 million and $2.5 million, respectively. As of December 31, 2019 and 2020, the Company has long-term liabilities of $20.8 million and $23.5 million, respectively, in its consolidated balance sheets. As of December 31, 2020, total unrecognized compensation costs for profits units granted but not yet vested is $1.3 million that will be expensed over the next two years.

16. EMPLOYEE BENEFITS

Qualified Retirement Plan

The Company sponsors a profit-sharing plan with a 401(k) feature (the “WME IMG Profit Sharing and 401(k) Plan”, or the “Plan”) for eligible employees of the Company. Employees are eligible to begin making 401(k) elective deferrals into the Plan after 3 months of service. Under the Plan, the Company may also make discretionary profit-sharing contributions to the Plan. The Company is not required to make discretionary profit-sharing contributions in any year. Employees may be eligible to receive profit-sharing contributions after completing 2 years of service with the Company, provided the employee is employed on the last day of the plan year. In addition, certain non-U.S. employees are covered by defined contribution government sponsored and administered programs. Contribution charges for the profit-sharing and defined contribution plans, which approximates actual cash contributions made, were $16.8 million, $19.2 million and $10.8 million during the years ended December 31, 2018, 2019 and 2020, respectively.

17. INCOME TAXES

The Company is a LLC, which is treated as a partnership for U.S. federal income tax purposes and is therefore not subject to U.S. corporate income taxes. The Company’s U.S. and foreign corporate subsidiaries are subject to entity-level taxes. The Company also is subject to entity-level income taxes in certain U.S. state and local jurisdictions.

Loss from continuing operations before income taxes and equity losses of affiliates includes the following components (in thousands):

	Years Ended December 31,
	2018	2019	2020
United States	$(285,918)	$(40,591)	$(222,231)
Foreign	(41,182)	(89,043)	(134,486)

Total	$(327,100)	$(129,634)	$(356,717)

The provision for income tax consists of the following (in thousands):

	Years Ended December 31,
	2018	2019	2020
Current:
U.S. federal, state, and local	$11,322	$12,282	$504
Foreign	35,554	39,555	21,404

Total current	46,876	51,837	21,908
Deferred:
U.S. federal, state, and local	27,636	(23,574)	(16,617)
Foreign	13,723	(24,892)	3,216

Total deferred	41,359	(48,466)	(13,401)

Total provision for income taxes	$88,235	$3,371	$8,507

The Company’s effective tax rate for the years ended December 31, 2018, 2019 and 2020 was (27.0%), (2.6%) and (2.4%), respectively. The effective income tax rate based on the actual provision shown in the consolidated statements of operations differs from the U.S. statutory federal income tax rate as follows (in thousands):

	Years Ended December 31,
	2018	2019	2020
U.S. federal statutory income tax rate	21%	21%	21%
Income tax benefit at U.S. federal statutory rate	$(68,691)	$(27,223)	$(74,911)
Partnership loss (income) not deductible for tax	65,115	(2,676)	38,637
Tax impact of foreign operations	(22,413)	29,870	(30,500)
Permanent differences	1,163	(4,432)	(1,623)
Nondeductible meals and entertainment	1,840	1,866	836
Equity method investments	2,731	(3,985)	2,006
Global intangible low tax income	1,428	2,107	470
Capital loss carryforward	—	—	(5,554)
Worthless stock deduction	(8,773)	—	—
Investment in partnership	27,376	—	34,314
UK hybrid restriction	25,555	5,249	28,016
Withholding tax	27,382	25,465	21,415
Foreign tax credit, net of expiration	2,004	(7,263)	33,914
Valuation allowance	16,826	(18,725)	(34,513)
Unrecognized tax benefits	4,658	6,961	(203)
U.S. state and local taxes at partnership level	11,194	(3,587)	(3,882)
Other	840	(256)	85

Total provision for income taxes	$88,235	$3,371	$8,507

Principal components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Allowance for doubtful accounts	$2,040	$5,333
Compensation and severance	8,225	3,762
Net operating loss, capital loss and tax credits carried forward	193,574	177,332
Property and equipment	11,436	14,320
Currency translation adjustments	5,919	—
Embedded derivatives	6,709	1,595
Other	5,572	8,994

Total gross deferred tax assets	233,475	211,336
Less valuation allowance	(169,010)	(115,556)

Total deferred tax assets	64,465	95,780
Deferred tax liabilities:
Intangible assets	(83,638)	(87,986)
Investments	(47,000)	(85,673)
Loss contracts	(1,727)	(5,506)
Other	(4,996)	(3,113)

Total gross deferred tax liabilities	(137,361)	(182,278)

Net deferred tax liabilities	$(72,896)	$(86,498)

Of the $72.9 million and $86.5 million of deferred tax liabilities as of December 31, 2019 and 2020, $75.9 million and $87.9 million, respectively, were recorded in other long-term liabilities and $3.0 million and $1.4 million, respectively, were recorded in other assets in the consolidated balance sheets.

As of December 31, 2020, the Company had federal net operating loss carryforwards of $293.2 million, of which $171.2 million expires in years 2021 through 2037 and $122.0 million have an indefinite carryforward period. The Company also had none and $21.2 million of federal capital loss carryforwards as of December 31, 2019 and 2020, respectively. In addition, as of December 31, 2020, the Company has foreign tax credit carryforwards of $82.7 million, which expire in years 2021 through 2030. As of December 31, 2020, the Company has foreign net operating losses of $59.0 million, which expire over various time periods ranging from 5 years to no expiration and foreign capital loss carryforwards of $10.7 million, which have no expiration. As of December 31, 2020, the Company also has state net operating losses, which will generate a tax benefit of $11.7 million and expire in years 2021 through 2040.

During 2019 and 2020, the Company decreased its valuation allowances by $39.5 million and $53.4 million, respectively. Of the $39.5 million and $53.4 million, respectively, net valuation allowance movement in 2019 and 2020, $18.7 million and $34.5 million were recorded in the current year provision for income taxes, $20.9 million and $19.3 million were recorded with an offset of a related acquired net operating loss, and $(0.1) million and $(0.4) million were recorded in other comprehensive income (loss), respectively.

As of December 31, 2019 and 2020, the Company had unrecognized tax benefits of $27.7 million and $34.4 million, respectively. The aggregate changes to the liability for unrecognized tax benefits, excluding interest and penalties, were as follows (in thousands):

	December 31,
	2019	2020
Beginning Balance	$22,784	$27,661
Acquisitions	—	7,069
Gross increases	8,898	7,723
Gross decreases	(1,655)	(8,092)
Lapse of statute of limitations	(2,557)	(373)
Translation Adjustments	191	437

Ending Balance	$27,661	$34,425

The Company recognized interest and penalties related to unrecognized tax benefits in its provisions for income taxes. The gross amount of interest accrued as of December 31, 2019 and 2020 related to unrecognized tax benefits is $2.7 million and $4.1 million, respectively. For the years ended December 31, 2019 and 2020, the Company recognized increases in interest of $1.1 million and $0.6 million, respectively, through the income tax provision. The gross amount of penalties accrued as of December 31, 2019 and 2020 is less than $0.1 million for both years. For the years ended December 31, 2019 and 2020, the Company recognized no adjustments for penalties through the income tax provision. As of December 31, 2020, approximately $38.5 million would affect the Company’s effective tax rate upon resolution of the uncertain tax positions. Where applicable, the Company records unrecognized tax benefits against related deferred tax assets from net operating loss or foreign tax credit carry forwards.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. As of December 31, 2020, with few exceptions, the Company is subject to review by U.S. federal taxing authorities for the years 2010 through 2019 and is no longer subject to examination by state and local and foreign income tax authorities for periods prior to 2013.

18. REVENUE

The following table presents the Company’s revenue disaggregated by primary revenue sources for the years ended December 31, 2018, 2019 and 2020 (in thousands):

	Year Ended December 31, 2018
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$264,380	$642,881	$—	$907,261
Media production, distribution and content	5,768	255,433	284,358	545,559
Events and performance	502,584	652,908	—	1,155,492
Talent representation and licensing	—	—	745,221	745,221
Marketing	—	—	276,550	276,550
Eliminations	—	—	—	(16,605)

Total	$772,732	$1,551,222	$1,306,129	$3,613,478

	Year Ended December 31, 2019
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$542,406	$945,741	$—	$1,488,147
Media production, distribution and content	7,136	327,268	524,852	859,256
Events and performance	386,223	711,212	—	1,097,435
Talent representation and licensing	—	—	814,024	814,024
Marketing	—	—	334,920	334,920
Eliminations	—	—	—	(22,812)

Total	$935,765	$1,984,221	$1,673,796	$4,570,970

	Year Ended December 31, 2020
	Owned Sports Properties	Events, Experiences & Rights	Representation	Total
Media rights	$555,124	$785,374	$—	$1,340,498
Media production, distribution and content	5,956	259,939	278,735	544,630
Events and performance	391,544	548,196	—	939,740
Talent representation and licensing	—	—	474,704	474,704
Marketing	—	—	190,434	190,434
Eliminations	—	—	—	(11,263)

Total	$952,624	$1,593,509	$943,873	$3,478,743

In the years ended December 31, 2018, 2019 and 2020, $59.0 million, $71.3 million and $21.6 million, respectively, of revenue was recognized from performance obligations satisfied in prior periods primarily related to talent representation and licensing.

Remaining Performance Obligations

The following table presents the aggregate amount of transaction price allocated to remaining performance obligations for contracts greater than one year with unsatisfied or partially satisfied performance obligations as of December 31, 2020 (in thousands). The transaction price related to these future obligations does not include any variable consideration.

Years Ending December 31,
2021	$1,637,847
2022	1,092,746
2023	926,153
2024	827,994
2025	787,487
Thereafter	469,093

$5,741,320

Contract Liabilities

The Company records deferred revenue when cash payments are received or due in advance of its performance. The Company’s deferred revenue balance primarily relates to advance payments received related to advertising and sponsorship agreements, event advanced ticket sales and performance tuition. Deferred revenue is included in the current liabilities section and in other long-term liabilities in the consolidated balance sheets.

The following table presents the Company’s contract liabilities as of December 31, 2019 and 2020 (in thousands):

Description	Balance at Beginning of Year	Additions	Deductions	Acquisitions	Foreign Exchange	Balance at End of Year
Deferred revenue—current	$453,819	$1,798,598	$(1,837,289)	$175,790	$15,612	$606,530
Deferred revenue—noncurrent	$7,198	$12,483	$(190)	$—	$(54)	$19,437

19. SEGMENT INFORMATION

Effective as of the quarter ended September 30, 2020, the Company completed an internal reorganization to align how the Company’s chief operating decision maker (“CODM”) manages the businesses. As a result of these changes, the Company now has the following three reportable segments: Owned Sports Properties, Events, Experiences & Rights, and Representation. The Company also continues to report the results for the “Corporate” group. All prior period amounts related to the segment change have been retrospectively reclassified to conform to the new presentation.

Owned Sports Properties consists of a portfolio of unique sports properties, including UFC, PBR and Euroleague Ventures S.A. (Euroleague), that license broadcast and other intellectual property rights and operate exclusive live events.

Events, Experiences & Rights consists of providing services to a diverse portfolio of live events annually, including sporting events, fashion, art fairs and music, culinary and lifestyle festivals. The Company owns and operates many of these events and operates other events on behalf of third parties. The Company also owns and operates the IMG Academy, an academic and sports training institution. Additionally, the Company produces and distributes sports video programming.

Representation consists of providing services to a diverse group of talent across entertainment, sports and fashion, including actors, directors, writers, athletes, models, musicians and other artists, in a variety of mediums, such as film, television, art, books and live events. The Company provides brand strategy, marketing, advertising, public relations, analytics, digital, activation and experiential services to corporate and other clients. Also, the Company provides intellectual property licensing services to a large portfolio of entertainment, sports and consumer product brands, including representing these clients in the licensing of their logos, trade names and trademarks. Additionally, the Company provides content development, production, financing, sales, and advisory services for television properties, documentaries, feature films and podcasts.

Corporate primarily consists of overhead, personnel costs and costs associated with corporate initiatives that are not fully allocated to the segments. Such expenses include compensation and other benefits for corporate office employees, rent, professional fees related to internal control compliance and monitoring, financial statement audits and legal, information technology and insurance that is managed through the Company’s corporate office.

The profitability measure employed by the Company’s CODM for allocating resources and assessing operating performance is Adjusted EBITDA. EBITDA is generally adjusted for equity-based compensation; merger, acquisition and earn-outs; certain legal costs and settlements; restructuring, severance and impairment charges; a non-cash fair value adjustment, COVID-19 expenses and certain other items. All segments follow the same accounting policies as described in Note 2. Revenue by geographic area is based on the location of the legal entity that sells the services.

Asset information by segment is not provided to the Company’s CODM as that information is not used in the determination of resource allocation or in assessing the performance of the Company’s segments. A significant portion of the Company’s assets represent goodwill and intangible assets arising from business combinations.

Summarized financial information for the Company’s reportable segments is shown in the following tables (in thousands):

Revenue

	Years Ended December 31,
	2018	2019	2020
Owned Sports Properties	$772,732	$935,765	$952,624
Events, Experiences & Rights	1,551,222	1,984,221	1,593,509
Representation	1,306,129	1,673,796	943,873
Eliminations	(16,605)	(22,812)	(11,263)

Total consolidated revenue	$3,613,478	$4,570,970	$3,478,743

Reconciliation of segment profitability

	Years Ended December 31,
	2018	2019	2020
Owned Sports Properties	$271,186	$417,203	$457,589
Events, Experiences & Rights	125,326	146,888	59,224
Representation	333,618	375,061	211,977
Corporate	(179,044)	(205,649)	(145,240)

Adjusted EBITDA	551,086	733,503	583,550
Reconciling items:
Equity’ losses of affiliates	9,397	22,125	8,963
Interest expense, net	(277,200)	(270,944)	(284,586)
Depreciation and amortization	(365,959)	(280,749)	(310,883)
Equity-based compensation expense	(149,138)	(101,188)	(91,271)
Merger, acquisition and earn-out costs	(66,577)	(49,869)	(22,178)
Certain legal costs	(26,677)	(29,681)	(12,520)
Restructuring, severance and impairment	(38,363)	(42,441)	(271,868)
Fair value adjustment—equity investments	67,318	(11,759)	(469)
COVID-19 expenses	—	—	(13,695)
Other	(30,987)	(98,631)	58,240

Loss from continuing operations before income taxes and equity losses of affiliates	$(327,100)	$(129,634)	$(356,717)

Revenue by geographic area

	Years Ended December 31,
	2018	2019	2020
United States	$2,543,925	$3,035,635	$2,407,088
United Kingdom	823,524	1,227,487	966,836
Rest of world	246,029	307,848	104,819

Total revenue	$3,613,478	$4,570,970	$3,478,743

Long-lived assets by geographic area

	December 31,
	2019	2020
United States	$538,629	$528,249
United Kingdom	74,562	67,251
Rest of world	19,505	17,639

Total long-lived assets	$632,696	$613,139

20. LEASES

The Company has operating leases, in which the Company is the lessee, primarily for real estate property for offices around the world. The Company’s operating leases have lease terms, which range from one year to 16 years.

Lease cost for operating leases was $73.8 million and $80.2 million for the years ended December 31, 2019 and 2020, and was classified within selling, general and administrative expenses in the consolidated statements of operations.

The following table presents information on the Company’s operating leases for the years ended December 31, 2019 and 2020 (in thousands):

	Years Ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$73,121	$80,164
Right-of-use assets obtained in exchange for operating lease obligations	$34,795	$41,393
Weighted average remaining lease term (in years)	7.6	7.0
Weighted average discount rate	5.9%	6.8%

The following table reconciles the undiscounted cash flows for the operating leases as of December 31, 2020 to the operating lease liabilities recorded in the consolidated balance sheet (in thousands):

Years Ending December 31,
2021	$87,149
2022	82,332
2023	76,310
2024	74,296
2025	71,632
Thereafter	181,698

Total future minimum lease payments	573,417
Less: imputed interest	(119,115)

Present value of future minimum lease payments	454,302
Less: current portion of operating lease liabilities	(58,971)

Long-term operating lease liabilities	$395,331

As of December 31, 2020, the Company has additional operating leases that have not yet commenced with future minimum lease payments of approximately $1.9 million that will commence in 2021 with lease terms of 5 years.

21. COMMITMENTS AND CONTINGENCIES

Guarantees and Commitments

The following is a summary of the Company’s annual commitments under certain guaranteed agreements as of December 31, 2020 (in thousands):

	Payments due by period
	Total	2021	2022-2023	2024-2025	After 2025
Purchase/guarantee agreements	$2,190,394	$757,110	$791,134	$432,409	$209,741
Payment to members/employees	578,664	216,501	269,886	62,097	30,180

Total	$2,769,058	$973,611	$1,061,020	$494,506	$239,921

Purchase/Guarantee Agreements

The Company routinely enters into purchase or guarantee arrangements for event, media or other representation rights as well as for advancements for content production or overhead costs with various organizations. Subsequent to December 31, 2020, the Company entered into new arrangements and amended certain existing agreements increasing its purchase/guarantee agreements by $29.2 million, of which $(8.1) million, $20.3 million and $17.0 million is due in 2021, 2022-2023 and 2024-2025, respectively.

Payments to members/employees

Certain members receive guaranteed payments from the Company under contracts through 2028. These payments are made through periodic draws and annual profit-sharing contributions. The Company is also obligated to a substantial number of its employees under employment agreements that expire at various dates through 2028. Subsequent to December 31, 2020, the Company has made additional annual commitments under guaranteed payment contracts to members and increased its commitments under employment agreements by $79.7 million, of which $23.7 million, $47.3 million, $8.6 million and $0.1 million is due in 2021, 2022-2023, 2024-2025 and after 2025, respectively.

Claims and Litigation

The Company is involved in legal proceedings, claims and governmental investigations arising in the normal course of business. The types of allegations that arise in connection with such legal proceedings vary in nature, but can include contract, employment, tax and intellectual property matters. The Company evaluates all cases and records liabilities for losses from legal proceedings when the Company determines that it is probable that the outcome will be unfavorable and the amount, or potential range, of loss can be reasonably estimated. While any outcome related to litigation or such governmental proceedings cannot be predicted with certainty, management believes that the outcome of these matters, except as otherwise may be discussed below, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

An employee of the Company is one of several individuals and entities named in a complaint by India’s Director of Enforcement (“DE”), initially filed in January 2015, alleging violations of the Foreign Exchange Management Act (“FEMA”). The complaint alleges that the employee participated as an advisor in a series of transactions in 2009 that were completed by and on behalf of a client, the Board of Control for Cricket in India (the “BCCI”), and that contravened two provisions of FEMA. The subject transactions were pursued under the direction and control of one of the BCCI’s board members. The Company is not alleged to have possessed any funds improperly or to have made or received any of the payments that are alleged to have violated FEMA. The Company is cooperating with the DE’s investigation which, at present, is in its early stages.

In July 2017, the Italian Competition Authority (“ICA”) issued a decision opening an investigation into alleged breaches of competition law in Italy, involving inter alia IMG, and relating to bidding for certain media rights of the Serie A and Serie B football leagues. In April 2018, the European Commission conducted on-site inspections at a number of companies that are involved with sports media rights, including the Company. The inspections were part of an ongoing investigation into the sector and into potential violations of certain antitrust laws that may have taken place within it. The Company investigated these ICA matters, as well as other regulatory compliance matters. In May 2019, the ICA completed its investigation and fined the Company approximately EUR 0.3 million. As part of its decision, the ICA acknowledged the Company’s cooperation and ongoing compliance efforts since the investigation commenced. In July 2019, Torino F.C. S.p.A. (“Torino”), A.C.F. Fiorentina S.p.A. (“Fiorentina”) and A.C. Chievo – Verona S.R.L. (“Chievo) and in June 2020, the Serie A football league (Lega Nazionale Professionisti Serie A or “Lega Nazionale” and together with Torino, Fiorentina and Chievo, the “Plaintiffs”) each initiated separate claims against IMG and certain other unrelated parties in the Court of Milan, Italy, alleging that IMG engaged in anti-competitive practices with regard to bidding for certain media rights of the Serie A and Serie B football leagues. The Plaintiffs seek relief from all defendants in the aggregate in the amount of EUR 167.8 million, EUR 241.6 million, EUR 145.2 million and EUR 1,592.2 million in damages, respectively, along with attorneys’ fees and costs (the “Damages Claims”). In January 2021, Empoli F.C. S.p.A. (“Empoli”), A.C. Perugia Calcio S.R.L. (“Perugia”), Delfino Pescara 1936 S.p.A. (“Pescara”) and Palermo F.C. S.p.A. (“Palermo”), each filed requests to intervene in the Lega Nazionale proceedings and individually seek to claim amounts of EUR 65.9 million, EUR 15 million, EUR 43.96 million and EUR 126.6 million respectively. In February 2021, A.C. Milan S.p.A. (“A.C. Milan”), Unione Sportiva Lecce S.p.A. (“Lecce”), F.C. Internazionale S.p.A. (“Inter”), Bologna F.C. S.p.A. (“Bologna”), Atalanta Bergamasca Calcio S.p.A. (“Atalanta”), Cagliari Calcio S.p.A. (“Cagliari”), Hellas Verona F.C. S.p.A. (“Hellas Verona”), Lazio Societa Sportiva S.p.A. (“Lazio”), and Udinese Calcio S.p.A. (“Udinese”) also filed requests to intervene in support of Lega Nazionale’s claim or alternatively to individually claim in the amount of EUR 92.1 million in the case of A.C. Milan and unspecified amounts (to be quantified as a percentage of the total amount sought by Lega Nazionale) in the case of Lecce, Inter, Bologna, Atalanta, Cagliari, Hellas Verona, Lazio and Udinese (together with the interventions of Empoli, Perugia, Pescara and Palermo, the “Interventions”). The Company intends to defend against the Damages Claims, Interventions and any related claims, and management believes that the Company has meritorious defenses to these claims, including the absence of standing of the clubs, and the absence of actual damage. The Company may also be subject to regulatory and other claims and actions with respect to these ICA and other regulatory matters. Any judgment entered against the Company or settlement entered into, including with respect to claims or actions brought by other parties, could materially and adversely impact the Company’s business, financial condition and results of operations.

Zuffa has five related class-action lawsuits filed against it in the United States District Court for the Northern District of California (the “District Court”) between December 2014 and March 2015 by a total of eleven former UFC fighters. The complaints in the five lawsuits are substantially identical. Each alleges that Zuffa violated Section 2 of the Sherman Act by monopolizing the alleged market for the promotion of elite professional MMA bouts and monopolizing the alleged market for elite professional MMA Fighters’ services. Plaintiffs claim that Zuffa’s alleged conduct injured them by artificially depressing the compensation they received for their services and their intellectual property rights, and they seek treble damages under the antitrust laws, as well as attorneys’ fees and costs, and injunctive relief. On December 14, 2020, the District Court orally indicated its intention to grant Plaintiffs’ motion to certify the Bout Class (comprised of fighters who participated in bouts from December 16, 2010 to June 30, 2017) and to deny Plaintiffs’ motion to certify the Identity Class (a purported class based upon the alleged expropriation and exploitation of fighter identities). The Company is awaiting the official written order from the judge and assuming he rules as previously indicated, then the Company will seek an appeal of this decision. Management believes that the Company has meritorious defenses against the allegations and intends to defend itself vigorously.

22. RELATED PARTY TRANSACTIONS

The Company has the following related party transactions as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 (in thousands):

	December 31,
	2019	2020
Other current assets	$21,084	$5,572
Other assets	1,400	1,400
Accounts payable	—	1,356
Other current liabilities	3,639	969

	Years Ended December 31,
	2018	2019	2020
Revenue	$21,782	$19,918	$11,233
Direct operating costs	6,543	5,975	6,458
Selling, general and administrative expenses	11,887	14,058	17,274
Interest expense, net	—	—	1,206
Other income (expense), net	—	3,500	3,500

As of December 31, 2020, the Company has an equity-method investment in Euroleague, a related party. For the years ended December 31, 2018, 2019 and 2020, the Company recognized revenue of $8.8 million, $6.6 million and $(1.5) million, respectively, for a management fee to compensate it for representation and technical services it provides to Euroleague in relation to the distribution of media rights. This revenue is included in the Owned Sports Properties segment. Also, for the years ended December 31, 2018, 2019 and 2020, the Company recognized revenue of $6.9 million, $7.9 million and $7.8 million, respectively, for production services provided to Euroleague as well as direct operating costs of $2.6 million, $4.1 million and $3.5 million, respectively, for the procurement of a license for gaming rights from Euroleague, which are included in the Events, Experiences & Rights segment. At December 31, 2019 and 2020, the Company had a receivable of $6.2 million and $0.7 million, respectively, and a payable of $2.7 million and $1.0 million, respectively.

The Company has an equity-method investment in Learfield IMG College (Note 5), in which Learfield IMG College owes the Company $3.6 million and less than $0.1 million as of December 31, 2019 and 2020, respectively. For the years ended December 31, 2019 and 2020, the Company recorded revenue of $2.0 million and less than $0.1 million, respectively. The Company also is paid a fee for the monitoring agreement entered into in connection with the merger. For the years ended December 31, 2019 and 2020, the Company recognized other income of $3.5 million and $3.5 million, respectively.

23. SUBSEQUENT EVENTS

Subsequent events were evaluated through March 31, 2021, the date the consolidated financial statements were available for issuance.

In February 2021, the Company signed a new franchise agreement and side letter (the “Franchise Agreements”) directly with the Writer’s Guild of America East and the Writer’s Guild of America West (collectively, the “WGA”). These Franchise Agreements include terms that, among other things, prohibit the Company from (a) negotiating packaging deals after June 30, 2022 and (b) having more than a 20% non-controlling ownership or other financial interest in, or being owned or affiliated with any individual or entity that has more than a 20% non-controlling ownership or other financial interest in, any entity or individual engaged in the production or distribution of works written by WGA members under a WGA collective bargaining agreement. The Franchise Agreements provide for a transition period for the Company to come into compliance with certain of its provisions. During the term of the Franchise Agreements, until the Company is in compliance, the Franchise Agreements require that the Company place into escrow (i) an amount equal to Endeavor Content’s after-tax gross profits from the production of works written by WGA members under a WGA collective bargaining agreement and (ii) an amount equal to the Company’s after tax writer commissions and package fees received in connection with such Endeavor Content productions.

In February and March 2021, several new and current investors (the “Private Placement Investors”) entered into an agreement (the “Subscription Agreement”) with Endeavor Group Holdings, Inc. (“EGH”) to purchase shares of EGH Class A common stock and shares of EGH Class B common stock from EGH, in each case, in a private placement at a price per share equal to $24.00 for an aggregate purchase price of approximately $1.768 billion (the “Private Placement”). Additionally, EGH has the option to designate certain of the Private Placement Investors to purchase EGH Class A common stock directly from certain of the Company’s existing investors that sign a joinder to the Subscription Agreement with the number of shares being purchased from such existing investors reducing the number of shares of EGH Class A common stock purchased from EGH in the private placement. The Subscription Agreement also requires EGH to, within 60 days following the closing of EGH’s initial public offering, register their shares of EGH Class A common stock and shares of EGH Class A common stock issuable upon the conversion of the EGH Class B common stock on a Form S-1 registration statement. The Private Placement is contingent upon, and is scheduled to close substantially concurrently with, the closing of the initial public offering of EGH (which entity would become a parent entity of the Company in connection with contemplated pre-IPO restructuring transactions) (the “EGH IPO”), as well as the satisfaction of certain conditions to closing.

In February 2021, the Company entered into an agreement with Silver Lake, affiliates of Kohlberg Kravis Roberts & Co. L.P. and certain other investors whereby the Company will acquire certain equity interests in Zuffa in exchange for cash and/or equity of the Company and/or its affiliates, resulting in the Company directly or indirectly owning 100% of the outstanding equity interests in Zuffa (the “UFC Buyout”). The UFC Buyout is contingent upon, and is scheduled to close substantially concurrently with, (i) the closing of (x) the EGH IPO and (y) the Private Placement, with aggregate minimum net cash proceeds from the EGH IPO and the Private Placement of at least $1.750 billion and (ii) certain other customary closing conditions, including certain regulatory approvals. The non-controlling interests in Zuffa will be eliminated as a result of the UFC Buyout.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the Exchange listing fee, and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$10,910
Exchange listing fee	*
FINRA filing fee	*
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) for any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity. The underwriting agreement for this offering will also provide for customary contribution by the underwriters of us and our officers, directors, and control persons for certain liabilities arising under the Securities Act or otherwise.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities.

In January 2019, in connection with its formation, the registrant sold 1,000 shares of our Class A common stock to Endeavor Operating Company, LLC, for an aggregate consideration of $5,000. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the reorganization transactions, we will issue an aggregate of                  shares of our Class A common stock to certain of our pre-IPO investors. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, we will issue an aggregate of                  shares of our Class X common stock to the members of Endeavor Operating Company (other than Endeavor Manager). The shares of Class X common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, we will issue an aggregate of                  shares of our Class X common stock to the members of Endeavor Manager (other than Endeavor Group Holdings). The shares of Class X common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

In connection with the reorganization transactions, we will issue an aggregate of                  shares of our Class Y common stock to certain members of Endeavor Operating Company (other than Endeavor Manager) and certain of our pre-IPO investors. The shares of Class Y common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and Financial Statement Schedules.

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The undersigned registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

1.2*	Transaction Agreement dated as of February 16, 2021, by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., and other the investors named therein.

3.1	Certificate of Incorporation of Endeavor Group Holdings, Inc., as in effect prior to the consummation of this offering.

3.2*	Form of Amended and Restated Certificate of Incorporation of Endeavor Group Holdings, Inc., to be in effect upon the consummation of this offering.

3.3	By-laws of Endeavor Group Holdings, Inc., as in effect prior to the consummation of this offering.

3.4*	Form of Amended and Restated By-laws of Endeavor Group Holdings, Inc., to be in effect upon the consummation of this offering.

4.1	Specimen Stock Certificate.

5.1*	Opinion of Latham & Watkins LLP as to legality of the Class A common stock.

10.1	First Lien Credit Agreement dated as of May 6, 2014, among WME IMG Holdings, LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, Iris Merger Sub, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank, Barclays Bank PLC, as syndication agent and Royal Bank of Canada and Deutsche Bank AG New York Branch, as co-documentation agents.

10.2	First Incremental Term Facility Amendment dated as of June 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Additional Term B Lenders.

10.3	Second Incremental Term Facility Amendment dated as of November 10, 2016, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Second Additional Term B Lenders.

Exhibit Number	Description

10.4	First Refinancing Amendment, dated as of February 9, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.5	Third Incremental Term Facility Amendment, dated as of March 1, 2017, among WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC and JPMorgan Chase Bank, N.A., as administrative agent and the initial Third Additional Term B Lenders.

10.6	Amendment No. 5, dated as of May 18, 2018 among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.

10.7	Amendment No. 6, dated as of February 18, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.

10.8	Amendment No. 7, dated as of April 2, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.

10.9	Amendment No. 8, dated as of May 13, 2020, among WME IMG Holdings LLC, WME IMG, LLC, William Morris Endeavor Entertainment, LLC, IMG Worldwide Holdings, LLC, each lender from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and issuing bank.

10.10	First Lien Credit Agreement dated as of August 18, 2016, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent, swingline lender and issuing bank, Deutsche Bank Securities Inc., as syndication agent, and Goldman Sachs Bank USA, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and KKR Capital Markets LLC as co-documentation agents.

10.11	First Refinancing Amendment, dated as of February 21, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.

10.12	Second Refinancing Amendment dated as of January 27, 2021, among Zuffa Guarantor, LLC, UFC Holdings, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.

10.13	First Lien Incremental Term Facility Amendment, dated as of April 25, 2017, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent and the initial First Additional Term B Lender.

10.14	Third Amendment dated as of March 26, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.15	Fourth Amendment dated April 29, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.16	Fifth Amendment dated September 18, 2019, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.17*	Sixth Amendment dated June 15, 2020, among Zuffa Guarantor, LLC, UFC Holdings, LLC, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

Exhibit Number	Description

10.18*	Revolving Credit Agreement dated February 27, 2020, among Endeavor OLE Buyer, LLC, On Location Events, LLC, PrimeSport Holdings Inc., and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

10.19*	Form of Indemnification Agreement.

10.20*	Form of Stockholders Agreement by and among Endeavor Group Holdings, Inc. and the stockholders named therein.

10.21*	Form of Registration Rights Agreement.

10.22*	Form of Tax Receivable Agreement by and among Endeavor Group Holdings, Inc. and the Post-IPO TRA Holders.

10.23*	Form of Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC.

10.24*	Form of Amended and Restated Limited Liability Company Agreement of Endeavor Manager, LLC.

10.25†	Second Amended and Restated Limited Liability Company Agreement of Zuffa Parent, LLC, dated as of August 18, 2016.

10.26*	Form of Subscription Agreement.

10.27*	Endeavor Group Holdings, Inc. Incentive Award Plan.

10.28*	Form of Nonqualified Option Award Agreement under the Endeavor Group Holdings, Inc. Incentive Award Plan.

10.29*	Form of Restricted Stock Unit Award under the Endeavor Group Holdings, Inc. Incentive Award Plan.

10.30*	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Endeavor Group Holdings, Inc. Incentive Award Plan.

10.31*	Second Amended and Restated Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Ariel Emanuel, dated March 13, 2019.

10.32*	Second Amended and Restated Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Patrick Whitesell, dated March 13, 2019.

10.33*	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Jason Lublin, dated July 2, 2019.

10.34*	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Mark Shapiro, dated July 2, 2019.

10.35*	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Seth Krauss, dated July 2, 2019.

10.36*	Term Employment Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Christian Muirhead, dated June July 2, 2019.

10.37*	Term Employment Agreement by and between WME IMG, LLC and Kerry Chandler, dated October 9, 2018.

10.38*	Restrictive Covenant Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Ariel Emanuel, dated March 13, 2019.

10.39*	Restrictive Covenant Agreement by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC and Patrick Whitesell, dated March 13, 2019.

Exhibit Number	Description

10.40*	Future Incentive Units Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Ariel Emanuel and solely for purposes of Section 1 and 4, WME Iris Management Holdco II, LLC, WME Iris Management V Holdco, LLC and WME Holdco, LLC, dated March 13, 2019.

10.41*	Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Patrick Whitesell and solely for purposes of Section 1 and 3, WME Iris Management Holdco II, LLC, WME Iris Management V Holdco, LLC, WME Holdco and LLC, dated March 13, 2019.

10.42*	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Jason Lublin, WME Iris Management Holdco II, LLC, WME Iris Management IV Holdco, LLC and WME Holdco, LLC, dated July 2, 2019.

10.43*	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Mark Shapiro, WME Iris Management Holdco, LLC, WME Iris Management Holdco II, LLC and WME Iris Management IV Holdco, LLC, dated July 2, 2019.

10.44*	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Seth Krauss, WME Iris Management Holdco, LLC, WME Iris Management IV Holdco, LLC and WME Iris Management V Holdco, LLC, dated July 2. 2019.

10.45*	Equity Award Agreement by and among Endeavor Operating Company, LLC, Endeavor Group Holdings, Inc., Christian Muirhead, WME Iris Management IV Holdco, LLC and WME Holdco, LLC, dated July 2, 2019.

10.46*	Award Agreement, by and between Zuffa Parent, LLC and Ariel Emanuel, dated March 13, 2019, as amended.

10.47*	Letter Agreement, by and between Zuffa Parent, LLC and Ariel Emanuel, dated April 1, 2019.

10.48*	Award Agreement, by and between Zuffa Parent, LLC and Patrick Whitesell, dated November 15, 2016.

10.49*	Award Agreement, by and between Zuffa Parent, LLC and Patrick Whitesell, dated December 16, 2016.

10.50*	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Jason Lublin, dated December 16, 2016.

10.51*	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Mark Shapiro, dated December 16, 2016.

10.52*	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Seth Krauss, dated February 6, 2017.

10.53*	Management Unit Award Agreement, by and between UFC Management Holdco LLC and Christian Muirhead, dated December 16, 2016.

10.54*	Non-Employee Director Compensation Policy.

10.55*	Form of Class B Unit Award Agreement, by and between Endeavor China Direct, LLC and Grantee.

10.56*	Form of Profits Interest Award Agreement, by and between WME IMG China, LP and Grantee.

21.1	Subsidiaries of Endeavor Group Holdings, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Powers of Attorney (included on signature page of this Part II).

Exhibit Number	Description

99.1	Consent of Elon Musk, director nominee.

99.2	Consent of Fawn Weaver, director nominee.

*	To be filed by amendment.
†

Portions of this exhibit (indicated by asterisks therein) have been omitted, as the Company has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Company if publically disclosed.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 31, 2021.

ENDEAVOR GROUP HOLDINGS, INC.

By	/s/ Jason Lublin
Name: Jason Lublin
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Ariel Emanuel, Jason Lublin and Seth Krauss, acting singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies, and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agents, proxies, and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on March 31, 2021, by the following persons in the capacities indicated.

Signature	Title

/s/ Ariel Emanuel Ariel Emanuel	Chief Executive Officer (Principal Executive Officer) and Director

/s/ Jason Lublin Jason Lublin	Chief Financial Officer (Principal Financial Officer)

/s/ William Fullerton William Fullerton	Global Controller and Chief Accounting Officer (Principal Accounting Officer)

/s/ Patrick Whitesell Patrick Whitesell	Executive Chairman and Director

/s/ Egon Durban Egon Durban	Director

/s/ Stephen Evans Stephen Evans	Director